xstrata

Annual Report 2008

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.



Xstrata plc

For more information visit
www.xstrata.com

Cover picture: Tintaya
copper mine, southern Peru

Contents

1. Overview

2. Strategy

3. Performance

4. Governance

5. Financial statements

2008 Highlights

Record thermal and coking coal and ferrochrome contracts settled during 2008 and a robust copper price for the majority of the year helped Xstrata to generate EBITDA of $9.7 billion for 2008.

Performance highlights

> Despite economic downturn, EBITDA was $9.7 billion, 11% lower than the record profitability achieved in 2007

> Record annual production of platinum, coking coal, thermal coal, mined nickel, zinc in concentrate and lead in concentrate

> Record thermal and coking coal and ferrochrome contracts settled during 2008

> Real cost savings of $184 million achieved from productivity improvements, despite ongoing cost pressures

> Successful commissioning and ramp up of new, lower cost production and integration of Resource Pacific, Jubilee and Tahmoor acquisitions

> $5.5 billion new revolving debt facility extends debt maturity with no significant refinancing requirements until 2011

> Proactive and decisive response to financial crisis: curtailment or suspension of marginal operations; substantial reductions in capital expenditure; and significant operating cost savings

> 2 for 1 rights issue to raise approximately $5.9 billion secures strong balance sheet, maintains commitment to investment grade and positions Xstrata to emerge from downturn in position of strength

> $2 billion acquisition of world-class Prodeco coal operations from Glencore concurrently with rights issue

> Net debt of $16.3 billion at end 2008 with gearing of 40%, improving to gearing of less than 30% post-conclusion of the rights issue

For more information see Financial Review p.37



Revenue*
$27,952m
-2%
25,000
20,000
15,000
10,000
5,000
0
27,952
07
08
EBITDA*
$9,657m
-11%
10,000
8,000
6,000
4,000
2,000
0
9,657
07
08
EBIT*
$7,261m
-17%
8,000
6,000
4,000
2,000
0
7,261
07
08
Attributable profit*
$4,698m
-13%
5,000
4,000
3,000
2,000
1,000
0
4,698
07
08
Earnings per share*
$4.90
-13%
5
4
3
2
1
0
4.90
07
08
Cash generated from operations
$8,888m
-20%
10,000
8,000
6,000
4,000
2,000
0
8,888
07
08
Net assets per share**
$25.51
-3%
25
20
15
10
5
0
25.51
07
08
Dividends per share
18.0¢
-64%
50
40
30
20
10
0
18.0
07
08
Total recordable injury frequency rate
(per million hours worked)
10.1
-18%
15
12
9
6
3
0
10.1
07
08

* *Excludes discontinued operations and exceptional items*

** *Excluding own shares*

Unless otherwise stated, the currency used throughout this report is US dollars

Xstrata: Worldwide Operations

Xstrata's activities are organised into five global commodity businesses and a technology business, each of which operates with a high level of autonomy. The Group's operations and projects span 19 countries.

Alloys

HQ: Rustenburg

Description

Xstrata Alloys is the world's largest producer of ferrochrome, is a leading producer of primary vanadium and has a growing platinum group metals business. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome smelters. Xstrata Alloys' operations are located in South Africa.

Key locations



South Africa
Boshoek plant, Boshoek
Lion plant, Steelpoort
Lydenburg plant, Lydenburg
Rustenburg plant, Rustenburg
Wonderkop plant, Marikana
Boshoek opencast mine, Boshoek
Horizon mine, Pilansberg
Kroondal mine, Rustenburg
Thorncliffe mine, Steelpoort
Helena mine, Steelpoort
Waterval mine, Rustenburg
Rhovan V2O5 and FeV, Brits
Maloma mine, Maloma, Swaziland
Char Technologies, Witbank
African Carbon Manufacturers, Witbank
African Carbon Producers, Witbank
African Fine Carbon, Middelburg
African Carbon Union, Witbank
Mototolo, Steelpoort
Eland, Brits


For more information see p.45

Coal



HQ: Sydney

Description

Xstrata Coal is the world's largest exporter of thermal coal and a significant producer of premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines in Australia, South Africa and Colombia and an exploration project in Nova Scotia, Canada.

Key locations



Americas
Cerrejón, Colombia

Australia
Cumnock, Hunter Valley
Liddell, Hunter Valley
Macquarie Coal JV – *West Wallsend,* Newcastle – *Westside,* Newcastle
Mt Owen, Hunter Valley
Ravensworth Operations, Hunter Valley
Ravensworth Underground, Hunter Valley
Oakbridge Group – *Baal Bone,* Western Coal Fields – *Beltana,* Hunter Valley – *Bulga,* Hunter Valley
Tahmoor, Southern Coal Fields
Ulan, Western Coal Fields
United, Hunter Valley
Oaky Creek, Bowen Basin
Newlands – *Thermal,* Bowen Basin – *Coking,* Bowen Basin
Collinsville – *Thermal,* Bowen Basin – *Coking,* Bowen Basin
Rolleston, Bowen Basin

South Africa
Southstock Division – *Opencast,* Witbank – *Underground,* Witbank
Mpumalanga Division – *Spitzkop,* Ermelo – *Tselentis,* Breyten
iMpunzi Division – *Opencast,* Witbank – *Underground,* Witbank
Tweefontein Division – *Opencast,* Witbank – *Underground,* Witbank


For more information see p.49

Copper



HQ: Brisbane

Description

Xstrata Copper is the fourth largest global copper producer, with mining and processing facilities located in Australia, Chile, Peru, Argentina and Canada. It also manages a recycling business with plants in the USA. Xstrata Copper has a world-class portfolio of six copper development projects, located in Peru, the Philippines, Chile, Argentina and Papua New Guinea.

Key locations



Argentina
Alumbrera, Catamarca

Australia
Mount Isa, North West Queensland
Ernest Henry, North West Queensland
Townsville Refinery, North Queensland

Canada
CCR, Quebec
Horne, Quebec
Kidd Creek, Ontario

Chile
Altonorte, Antofagasta Region
Collahuasi, Tarapacá Region
Lomas Bayas, Antofagasta Region

Peru
Antamina, Ancash Region
Tintaya, Espinar Province

For more information see p.55

Nickel
HQ: Toronto



Description

Xstrata Nickel is the fifth largest global nickel producer and one of the world's largest producers of cobalt. Headquartered in Toronto, Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, Tanzania and New Caledonia.

Key locations



Australia
Sinclair, Western Australia
Cosmos, Western Australia
Brazil
Araguaia, Para
Canada
Montcalm, Ontario
Sudbury, Ontario
Raglan, Quebec
Dominican Republic
Falcondo, Bonao
New Caledonia
Koniambo, North Province
Norway
Nikkelverk, Kristiansand
Tanzania
Kabanga, Kagera

For more information see p.63

Zinc
HQ: Madrid



Description

Xstrata Zinc is one of the world's largest miners and producers of zinc. Xstrata Zinc's operations span Spain, Germany, Australia, the UK and Canada, with an interest in the Antamina copper-zinc mine in Peru. Xstrata Zinc's growth projects include interests in Australia.

Key locations



Australia
McArthur River, Northern Territory
Mount Isa, North West Queensland
Canada
Brunswick Mine, New Brunswick
Brunswick Smelting, New Brunswick
CEZ Refinery, Quebec
Perseverance Mine, Quebec
General Smelting, Quebec
Kidd Creek Refinery, Ontario
Germany
Nordenham, Nordenham
Peru
Antamina, Ancash Region
Spain
San Juan de Nieva, Asturias
Hinojedo, Cantabria
Arnao, Asturias
UK
Northfleet, Northfleet

For more information see p.69

Technology Services
HQ: Brisbane and Sudbury

Description

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

Key locations



Australia
Xstrata Technology, Brisbane
Canada
Xstrata Process Support, Ontario

For more information see p.75

Performance by Business

A strong operating performance at Xstrata's coal, alloys, nickel and zinc operations, led to record production across a number of the Group's key commodities during 2008.

Alloys



Key achievements

- Record ferrochrome prices and strong cost control contributed to Xstrata Alloys' increased revenue
- Lion ferrochrome smelting complex and Bokamoso pelletising plant contributed greater than expected improvements in energy efficiency and ore consumption
- Elandsfontein platinum operation was successfully commissioned

Contribution to Group Revenue

$2,002m
7%



Contribution to Group EBIT

$1,007m 2007: $389m
14%

Average number of employees in 2008 (excluding contractors)

9,476



For more information see p.45

Coal



Key achievements

- Robust prices, strong operating performance and record sales volumes increased the revenue achieved by Xstrata Coal
- There was strong demand for thermal and coking coal in both the Pacific and Atlantic markets for the majority of 2008
- Successful integration of the acquired Tahmoor and Resource Pacific operations

Contribution to Group Revenue

$7,944m
28%



Contribution to Group EBIT

$3,549m 2007: $690m
49%

Average number of employees in 2008 (excluding contractors)

9,622



For more information see p.49

Copper



Key achievements

- Dramatic fall in copper prices, reduced sales volumes and lower production led to a fall in Xstrata Copper's revenue
- Copper volumes increased by 16% in the second half compared to the first half, when lower grades and a number of one-off operational difficulties reduced volumes

Contribution to Group Revenue

$11,464m
41%



Contribution to Group EBIT

$2,297m 2007: $4,163m
32%

Average number of employees in 2008 (excluding contractors)

11,131



For more information see p.55

Nickel



Key achievements

- The significant collapse in the nickel price during 2008, after record highs in 2007, reduced Xstrata Nickel's revenue for 2008
- Record production was achieved at the Nikkelverk refinery
- The Jubilee assets in Australia were successfully integrated

Contribution to Group Revenue

$3,105m
11%



Contribution to Group EBIT

$341m 2007: $2,172m
5%

Average number of employees in 2008 (excluding contractors)

4,520



For more information see p.63

Zinc



Key achievements

- Lower zinc and lead prices impacted Xstrata Zinc's revenue during the year
- Cost savings of $87 million achieved through improved productivity and operating efficiencies
- The Perseverance mine in Canada commenced production

Contribution to Group Revenue

$3,202m
12%



Contribution to Group EBIT

$113m 2007: $1,529m
2%

Average number of employees in 2008 (excluding contractors)

5,029



For more information see p.69

Technology Services

Key achievements

- Xstrata Technology Services maintained a stable revenue despite project deferrals during the year
- Strong demand for Xstrata Technology's solutions
- Increase in external customers using Xstrata Process Support's services

Contribution to Group Revenue

$235m
1%

Contribution to Group EBIT

$32m 2007: $43m

Average number of employees in 2008 (excluding contractors)

162



For more information see p.75

Chairman's Statement



Willy Strothotte
Chairman

Key points:
> Strong financial performance in 2008
> Swift response by Xstrata to the challenges of the global economic downturn
> Substantial rights issue launched
> Well positioned to benefit from encouraging medium- to longer-term prospects for demand for commodities



To see a webcast of our results presentation, visit www.xstrata.com

Xstrata recorded a very strong financial performance in 2008, second only in the Company's history to the record year of 2007. Xstrata's businesses achieved production records in a number of its key commodities, successfully integrated and optimised acquired operations, created a meaningful new platinum business, commissioned new, lower-cost operations and achieved a seventh consecutive year of real cost savings. Yet the Group's overall strong performance for the year masks a period of extreme turbulence in financial and commodity markets. The unprecedented speed and severity of the financial crisis in the second half of the year dealt a severe blow to global economic growth and led to sharp and sudden declines in the price of most of Xstrata's commodities.

Strategy

The Board remains committed to Xstrata's long-term strategy of growth and diversification in pursuit of value. However, the financial crisis that has gripped the world's major economies and most industry sectors has led Xstrata's Board and management to direct attention to ensuring the Group remains robust through the period of uncertainty that lies ahead of us. This short-term imperative led, in the first instance, to our decision not to proceed with a full offer for Lonmin plc in early October, in view of the risks associated with the requirement to refinance a significant portion of the acquisition debt facillities within 12 months. At the same time, the Group took the opportunity to arrange a new, three-year bank facility to refinance existing short-term debt, removing any significant refinancing obligations for three years – a truly valuable attribute in current markets.

Between August and early October, Xstrata acquired a substantial stake of 24.9% of Lonmin. While, with the benefit of hindsight, the subsequent decline in Lonmin's share price would have afforded Xstrata an opportunity to purchase its stake at a lower average price at a later stage, your Board remains confident that Xstrata's significant stake in one of the world's leading platinum producers represents a valuable long-term investment and adds to Xstrata's strategic optionality.

My fellow Board members and I have remarked on the scale and speed of actions being implemented across Xstrata's businesses over the past few months to secure the Group's financial position and preserve cash, amidst challenging conditions. From initiatives to secure an appropriate capital structure, to innovative approaches to significantly reduce capital and production costs to maintain profitability even at current low commodity prices, it is clear that decisive action is being taken at every level of the organisation, as outlined further in the reports that follow. Of course, some of these actions result in difficult decisions to suspend or close higher cost operations. Where compulsory redundancies have been unavoidable, every effort is being made to mitigate the impacts on employees, their families and communities, including through the provision of appropriate employee assistance programmes and other support.

The successful development of Xstrata's strategy over the past seven years has positioned the Group to capture the benefit of recent historically strong commodity markets. It has also provided Xstrata with an excellent pipeline of prospective internal and external growth options. While current conditions mean that capital expenditure at a number of Xstrata's projects is being deferred or curtailed, Xstrata's management teams have been careful to preserve our valuable acquisition and organic growth options, which can be exercised as and when the conditions are right. We look forward to resuming Xstrata's longer-term growth strategy in earnest at the appropriate time.

Xstrata management's capacity and willingness to act quickly and decisively has been underlined by the recent announcement of a substantial rights issue. The proceeds from the rights issue will provide a significant capital injection, allowing the repayment of debt and providing a firm footing for future growth. Further details about the rights issue and acquisition of the Prodeco coal operations have been provided in a comprehensive circular and prospectus, sent to each eligible registered shareholder and available from Xstrata's website.

All of the resolutions relating to the proposed Prodeco acquisition and rights issue were approved by shareholders at an Extraordinary General Meeting on 2 March 2009.

Governance

Xstrata benefits from a robust Board of some six independent non-executives, three executive directors and two non-executive directors nominated by Glencore International. An external evaluation of the Board's effectiveness and performance was conducted in 2007 and in 2008 the Board conducted an internal assessment, led by Senior Independent Director David Rough. We are now implementing the recommendations arising from these assessments, in particular to address medium-term succession planning. During 2008, the Board agreed that an external evaluation exercise will be regularly undertaken every three years.

Robert MacDonnell has indicated that he intends to retire as an independent non-executive director at the next Annual General Meeting (AGM) in May 2009. Robert has served as a director of Xstrata plc since its initial public offering and before that, was a non-executive director of the former Swiss company, Xstrata AG. During his tenure, he has overseen the significant growth of the Company into a global mining major and I thank him on behalf of the Company and Board for his guidance and the contribution he has made to Xstrata's development over the past several years.

I am delighted to announce that Peter Hooley has agreed to stand as an independent, non-executive director for election by shareholders at the AGM on 5 May 2009. Peter held the position of Group Finance Director of Smith & Nephew plc until 2006 and is currently a non-executive director and Chairman of the Audit Committee of Cobham plc and a director and Chairman of BSN Medical. I am confident that Peter's appointment to the Board will add significant value to Xstrata. Peter brings with him extensive financial markets and corporate transactions experience and a strong track record of creating shareholder value. Peter has agreed to act as an independent external consultant to the Board with effect from 3 March 2009 until the AGM.

Sustainable development

Xstrata's commitment to the principles of sustainable development remains at the centre of our strategy and is increasingly integrated into the Group's day-to-day management practices and strategic decision-making. The most important of our many targets and objectives is our aim that no fatalities or serious injuries are sustained by the men and women who work at Xstrata. We did not achieve this objective in 2008 and I am deeply saddened to report that six workers lost their lives at Xstrata's operations or projects last year. Safety is a particular challenge during times of uncertainty and this is an area to which we will continue to dedicate significant resources and management attention.

Outlook and prospects

Economic prospects in 2009 remain uncertain. However, the directors believe that some support for commodities is likely to be provided by the significant stimulus packages announced by many major countries, which prioritise commodity-intensive infrastructure investment. Another positive development is the mining industry's action to curtail uneconomic supply and limit the build-up of excess inventories, which has occurred more rapidly and to a greater extent than in previous downturns.

Notwithstanding the global economic downturn, the economic development and urbanisation of emerging economies remains a significant trend that is set to positively influence the fortunes of the mining sector over an extended timeframe. With this in mind, Xstrata's management and employees remain focused on taking the appropriate action to ensure the Group remains well positioned to weather current challenging conditions and benefit from encouraging medium- to longer-term prospects for demand for commodities.

In view of Xstrata's rights issue to repay debt, approved by Xstrata's shareholders at the EGM on 2 March, the Board has decided not to pay a final dividend for 2008. We will, of course, review the potential to resume dividends at the earliest opportunity, taking into account the Group's financial position and prospects.

There is no doubt that 2009 will represent a challenging operating environment for Xstrata and the mining sector as a whole. Your Board has every confidence that Xstrata has the requisite skills, management structure and financial flexibility to mitigate the risks and seize the opportunities created by current economic conditions, with the overarching objective of continuing to create value for its shareholders over the long term.

Willy Strothotte
Chairman



2
Strategy

< Nickel at the Nikkelverk refinery in Norway, where record nickel production was achieved in 2008

Chief Executive's Report


"Xstrata's business achieved a highly creditable result in 2008, generating EBITDA of $9.7 billion."

Mick Davis
Chief Executive

Key points:
> Strong operating performance and successful integration of acquisitions
> Seven consecutive years of sustainable real cost reductions
> 2 for 1 rights issue to raise approximately $5.9 billion
> Acquisition of Prodeco, world-class Colombian thermal coal operations

To see a webcast of our results presentation, visit www.xstrata.com

Despite the sudden and severe impact of a global banking crisis that dramatically slowed economic growth from the third quarter and led to a precipitous fall in commodity prices, Xstrata's businesses achieved a highly creditable result in 2008, generating EBITDA of $9.7 billion, 11% lower than the record profitability achieved in 2007. Earnings per share of $4.90 were 13% lower than the prior year. The impact of markedly lower commodity prices in the final quarter was largely offset by the benefit of record thermal and coking coal and ferrochrome contracts settled during the year, together with robust copper prices for the majority of 2008.

A strong operating performance at Xstrata's coal, alloys, nickel and zinc operations, the successful integration of the acquired Tahmoor and Resource Pacific coal operations and Jubilee nickel assets, the commissioning of the Perseverance zinc mine and Elandsfontein PGM operations led to record production across a number of the Group's key commodities. Copper volumes increased by 16% in the second half compared to the first half, when lower grades and a number of one-off operational difficulties reduced volumes.

The successful commissioning and ramp up of new, lower cost production and a number of productivity improvements, in particular at Xstrata's zinc and coal operations, mitigated ongoing inflationary cost pressures and achieved real cost savings of $184 million. At Xstrata Alloys, the Lion ferrochrome smelting complex and Bokamoso pelletising plant contributed greater than expected improvements in energy efficiency and ore consumption. These proprietary, industry-leading technologies continue to show their worth, as further efficiency savings are set to mitigate the adverse impact of standing charges in 2009 in respect of idled capacity, which currently represents some 80% of annual capacity.

Cost deflation in respect of major input items has lagged the severe decline in commodity prices but is beginning to accelerate, in particular for fuel, raw materials and contract labour, and will contribute to greater operating cost savings in 2009. The impact of a stronger US dollar against the major commodity-producing currencies is also expected to provide a significant offsetting benefit to lower prices in 2009.

Rapid supply-side response to market conditions

Economic growth projections in the main OECD countries were already being reduced during the first half of 2008, but dramatically declined in the wake of the financial crisis in September. Failing banks resulted in a severe tightening in money supply and liquidity continues to be very constrained. The consequence has been rapid de-leveraging and destocking across the world economic system, with the US, UK, Japan and Euro-zone economies falling into recession and growth rates in the developing economies moderating significantly.

Since the financial crisis in September 2008, the majority of LME commodities have traded at ultimately unsustainable levels at or below their marginal cost of production.

It is striking and important to note that the mining industry has responded to this sudden reversal in fortunes with far greater speed and to a greater extent than in previous economic downturns. Restricted access to capital, in particular for junior mining companies or marginal producers, has further contributed to the prompt closure of unprofitable operations and the curtailment of exploration and development of new growth projects. Consolidation of the sector has undoubtedly also played its part, with a smaller number of major producers acting responsibly and rationally in the face of extraordinary financial market conditions and weak demand for commodities.

The response from nickel producers has perhaps been the most rapid and significant, with over one-fifth of global supply suspended or closed to date and further cutbacks expected. One million tonnes of zinc or 9% of planned zinc production has been idled or closed. At the same time, significant proportions of ferrochrome capacity and 24 million tonnes or 13% of planned coking coal production has been removed from the traded market as cutbacks continue to be implemented in response to weak demand from steelmakers.

In the copper market too, previously planned global copper production in 2009 is expected to be reduced by at least 9% or 1.6 million tonnes due to production cutbacks and suspensions and the ongoing impact of mine underperformance at a number of major copper operations. Perhaps even more noteworthy is the likely impact on longer-term supply growth, as announced cancellations or deferral of growth projects have removed over 2.8 million tonnes of new copper supply over the next four years, introducing significant future constraints.

While near-term market conditions remain very challenging, the swift reduction of existing production and the suspension of loss-making operations will limit oversupply and ultimately result in a more balanced market as demand starts to increase from current depressed levels.

In the medium term, the current shortage of capital and poor short-term visibility are leading to substantial capital expenditure reductions by major and junior miners to defer or forgo growth projects. Further delays to new production capacity to replace ageing mines with declining grades and increasingly difficult mining conditions are sowing the seeds of future undersupply and significant price increases across a number of commodities, once global industrial production and demand for commodities resume their longer-term growth trend.

Substantial global fiscal stimulus packages

The mining industry's response to the sudden downturn in global economic conditions has been matched by government-led actions to attempt to restart growth, improve liquidity and secure the global banking system. In total, over $1.7 trillion of fiscal stimulus packages have been announced to date in major commodity-consuming regions including China, Japan, Europe and the US. A very significant proportion of this total – for example, more than 70%, or $400 billion, of China's total investment – has been earmarked for metals-intensive infrastructure investment and is consequently expected to bolster demand for commodities.

Together with looser monetary policy to encourage industrial production and economic growth, these measures are expected to begin to ease economic conditions in due course.

Xstrata's response to the sudden downturn

Our businesses have acted promptly and decisively in response to sudden lower demand for key commodities and conserved cash during a period of heightened uncertainty by:

> suspending or closing higher cost or unprofitable production;

> aligning production with reduced demand;

> redoubling efforts to drive down operating costs and tightly control working capital; and

> substantially reducing discretionary sustaining and expansionary capital expenditure.

Suspension of marginal production
Xstrata Zinc and Teck Cominco closed the joint venture Lennard Shelf zinc-lead operation in Western Australia in early August in response to ongoing lower zinc prices in what now appears to have been a prescient decision, given the financial meltdown in September.

Faced with the confluence of depressed nickel prices and record oil prices during 2008, Xstrata Nickel acted swiftly to suspend its Falcondo ferronickel operation in the Dominican Republic in August before placing the operation under care and maintenance in early December. Falcondo has traditionally been a swing producer and, while the decision to suspend an operation is never taken lightly, ceasing production in a timely manner avoided over $85 million of operating cash losses at this operation in the second half. At Sudbury, Xstrata Nickel accelerated the closure of the Thayer-Lindsley and Craig mines, which were approaching the end of their useful lives.

A number of other operations remain under review and I am confident that our management teams will continue to take prompt action to improve the operating cost profile of our operations and ensure that our businesses remain financially robust throughout the economic cycle.

Aligning production with demand

The sudden deterioration in economic conditions had a particularly strong impact on the steel sector, affecting demand for all commodities used in stainless and carbon steel production. In response to weaker demand for ferrochrome, the Xstrata-Merafe Chrome Venture progressively suspended 17 ferrochrome furnaces in South Africa, representing approximately 80% of annual production capacity, prioritising lower cost, energy efficient production from the Lion and Lydenburg Premus smelters.

Coking coal demand has similarly declined in line with lower steel production. Xstrata Coal's Oaky No 1 mine in Queensland, Australia, suspended longwall operations as it came to the end of a section. A development unit has been installed to ensure the mine is able to respond quickly when market conditions improve.

Production at McArthur River Mine was reduced to an annual rate of 2 million tonnes of ore per annum, from 2.5 million tonnes per annum, in line with deteriorating market demand for McArthur River's bulk zinc-lead concentrate from ISF smelters.

Operational changes of this nature, especially the closure of operations, unfortunately but inevitably result in impacts on Xstrata's employees and contractors, as operations seek to ensure they have the appropriate workforce structure for prevailing market conditions. We have sought to minimise the impact of operational restructuring or closures on our workforce and avoid compulsory redundancies to the extent possible, including through offering early retirement schemes or alternative positions within the Group, or by not filling vacant positions. Overall headcount, including contractors, has been reduced by 5,500 positions to date.

Despite the current period of uncertainty and significant change at our operations, I am very pleased that Xstrata's businesses have continued to achieve significant improvements in safety performance. The frequency of total recordable injuries recorded across the Group improved by 18% in 2008 compared to the previous year, with particularly strong reductions in injuries at Xstrata Alloys, Xstrata Copper and Xstrata Zinc.

Operating cost reductions

The current economic climate has provided additional impetus and urgency to our management teams' ongoing efforts to pursue every opportunity to reduce costs. We have long recognised that year-on-year cost efficiencies are an important measure of our operational excellence and this is borne out by Xstrata's track record of sustainable cost reductions on a real basis every year since the initial public offering in 2002. Our approach to costs has always been to progressively optimise productivity and efficiency without sacrificing the longer-term growth potential of our operations and this remains a key objective. I firmly believe that Xstrata's devolved management structure provides a critical competitive advantage in this area. Operational management teams are incentivised and have the authority to implement innovative, localised initiatives to enhance efficiency that together amount to significant, cumulative savings, without the burden of centralised decrees and programmes that ignore the realities of individual operations.

Xstrata Zinc's recently announced series of measures to optimise its Mount Isa operations offers one example of the initiatives currently under way throughout the Group. Xstrata Zinc aims to achieve substantial reductions in operating and cash costs while increasing metal production at Mount Isa. Handlebar Hill open pit mine will be placed into care and maintenance, while production from the large-scale Black Star open pit operation and higher grade George Fisher operation at Mount Isa will increase by 35% and 13% respectively. Together, with stockpiled ore from Handlebar Hill, this will enable an optimised throughput at the expanded zinc-lead concentrator of 7.3 million tonnes, 20% higher than in 2008, with improved recoveries and increased operational efficiencies. This strategic operational change will result in a 23% increase in zinc metal output and a 17% increase in lead metal output over 2008 levels. Planned capital expenditure at Mount Isa will also be reduced by 83% without impacting the integrity of our operations and further cost savings will be achieved through reducing and deferring the movement of waste material at Black Star by 40%.

In total, operating costs at the Mount Isa zinc-lead operations will be reduced by $135 million or 32% in 2009. Taking into account the increase in metal output and reductions to capital spending, cash savings are expected to represent over half a billion dollars in 2009, excluding any beneficial impact from the stronger US dollar against the Australian dollar. This exceptional result is to the credit of Xstrata Zinc's operational management and demonstrates the entrepreneurial approach being taken across Xstrata's businesses to reduce costs and improve productivity.

Similarly, at Xstrata Nickel, the accelerated closure of higher cost operations at Sudbury, together with energy efficiency improvements and low-capital capacity increases at Nikkelverk is targeted to reduce C1 cash costs at the combined Sudbury and Nikkelverk operations by over 30% in 2009 compared to 2008, excluding foreign exchange impacts. This substantial cost improvement includes the transformational impact on the cost profile of the Sudbury complex expected from the commissioning of the Nickel Rim South operation later this year. When fully commissioned, Nickel Rim South will more than replace the lost metal volume from the closed mines, contribute significantly higher by-product credits and offers substantially lower cash costs through the application of bulk mining methods.

Substantial reductions in planned capital expenditure

Xstrata's businesses have developed a significant pipeline of greenfield and brownfield organic growth options that can be progressed as market conditions allow and provide a significant source of future production growth and value creation. Total capital expenditure rose to $5 billion in 2008, including $3.4 billion of expansionary capital expenditure to progress key growth projects and commission new, lower cost production including the Perseverance zinc-lead mine in Canada and the Elandsfontein PGM mine and concentrator in South Africa.

However, total expenditure fell below previous guidance for the full year, as Xstrata's businesses acted quickly in the final months of the year to reduce and defer discretionary capital expenditure in the light of the financial crisis and lack of visibility into near-term economic conditions.

During the current period of depressed commodity prices and low visibility into near-term economic conditions, Xstrata's focus is to optimise cash by reducing capital spending, while preserving the value of its significant suite of growth options. An ongoing review of all capital expenditure projects has resulted in almost $3 billion of capital expenditure deferrals or reductions for 2009, reducing anticipated capital expenditure for 2009 by approximately 45% relative to previous guidance to $3.4 billion. Forecast expenditure comprises $1.2 billion of essential sustaining capital expenditure and $2.2 billion of expansionary capital expenditure, of which some $500 million relates to projects due to commission in 2009, including the Goedgevonden thermal coal mine in South Africa and the Nickel Rim South project in Canada. Those elements of Xstrata's extensive growth pipeline which have been deferred remain available to be accelerated at the appropriate time and when market conditions allow.

Acquisitions

Through our acquisition of Jubilee Mines nickel operations in January, Xstrata Nickel has gained access to dwindling nickel sulphide growth opportunities. Our coal team was also able to further its strategy to consolidate major coal complexes through the acquisition of the Resource Pacific coal assets in February 2008.

On 1 October 2008, Xstrata announced that it would not proceed with the proposed acquisition of Lonmin announced in August, due to the risk posed by the requirement to refinance a significant portion of the necessary acquisition facilities within one year. Instead, we increased our stake in Lonmin to 24.9%, providing a significant interest in one of the world's leading platinum producers.

We are confident that the long-term fundamentals on which our investment cases in respect of these acquisitions were based remain sound and that these acquisitions represent value-accretive transactions of long-life operations that will deliver substantial returns to shareholders over many years. However, with the benefit of hindsight, we may have been able to secure these assets at a lower cost and at a time of less financial stress.

Securing an appropriate capital structure

The early actions taken by our commodity businesses to mitigate the impact of prevailing economic conditions are being matched by a number of proactive initiatives undertaken to secure Xstrata's capital structure. While the Group did not take up the acquisition facility associated with the Lonmin transaction, we did proceed with a new $5 billion club facility with a broad group of relationship banks to refinance and extend significantly the tenure of the Group's existing debt and provide further headroom. In January 2009, the facility was increased by an additional $459 million to approximately $5.46 billion.

As a result of these actions, Xstrata benefits from substantial headroom and no significant debt refinancing requirements until 2011. Net debt of $16.3 billion at the year-end represented gearing (on a net debt to net debt plus equity basis) of 40%.

Nonetheless, it is clear that, while appropriate for market conditions experienced in the first three quarters of the year and indeed in the past few years, in the aftermath of an unprecedented financial crisis, Xstrata's absolute level of debt is now perceived as a potential constraint on the Group, given the uncertainty that exists over the near-term outlook for commodities.

Our announcement of a 2 for 1 rights issue to raise £4.1 billion (approximately $5.9 billion) excluding costs, will provide a significant injection of capital, mitigate the risks presented by the current uncertainty and remove this potential constraint. The proceeds of the rights issue will be used to repay bank debt. Specifically, we will pay back in full the drawn amount under the Group's recently increased $5.46 billion revolving facility, with the balance used to repay in part the drawn balance under a $4.68 billion revolving facility.

Following the rights issue, Xstrata's net debt will reduce to approximately $12.7 billion and gearing will reduce to just under 30%, at the lowest end of our long-term target range. Including the net proceeds from the rights issue, the combined impact of the actions taken by the Group to conserve cash and reduce operating and capital costs will add over $7 billion, providing Xstrata with a substantially strengthened balance sheet at a time of heightened uncertainty.

Glencore, Xstrata's major shareholder with an interest of 34.5%, has provided irrevocable undertakings to take up its rights in full, and the remainder of the rights issue will be fully underwritten. The issue of new shares will be subject to shareholder approval at an extraordinary general meeting to be convened by early March.

Acquisition of Prodeco

The planned rights issue, together with Glencore's ongoing support for Xstrata has provided Xstrata with an opportunity to acquire Glencore's world-class, cash-generative Prodeco coal operations in Colombia for a consideration of $2 billion. The addition of these premier operations into the Group will consolidate Xstrata Coal's global leadership in thermal coal and strengthen its strategic position in Colombia, from which it supplies both the European and US markets.

The Prodeco operations comprise the La Jagua and Calenturitas mines, which benefit from the potential to almost double production from current production of 9 million tonnes per annum of premium quality, export thermal coal. Prodeco also controls its own infrastructure, in the form of export port facilities, a 40% share in a railroad rail facilities and proprietary rolling stock. Xstrata Coal management has detailed operational experience at these assets, with one of Xstrata Coal's senior operational managers having recently held the position of Chief Operating Officer of Prodeco and the acquisition represents a highly attractive addition to our industry-leading thermal coal portfolio. As a related party transaction, the acquisition will also be subject to shareholder approval.

However, Xstrata and Glencore failed to reach full agreement on an appropriate valuation of the Prodeco assets and, as a result, the transaction agreement includes a call option, under which Glencore may buy back the Prodeco assets from Xstrata at any point up to the first anniversary of the closing date, for a total cash consideration of $2.25 billion, plus the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata. The call option agreement ensures that, should the option be exercised, Glencore will pay a repurchase price that adequately compensates Xstrata's shareholders for the option granted. In my view, these arrangements are fair to both parties and at the same time facilitate an orderly rights issue process, which is to the benefit of all of Xstrata's shareholders.

In light of the rights issue, the Board has decided not to declare a final dividend for 2008. The total dividend for the year is therefore 18 US cents per share, paid as the interim dividend on 10 October 2008. The Board intends to resume dividend payments to shareholders at the earliest opportunity, while seeking to maintain a prudent capital structure against the backdrop of the macroeconomic climate and the Group's cash flow, capital requirements and dividend cover.

The primary objective of our announcements today is to ensure that Xstrata remains financially robust during current challenging market conditions and going forward, given the lack of visibility into near-term economic conditions. However, looking through the prevailing period of uncertainty to the return of a more benign environment, the capital raising also provides the Group with an enhanced platform from which, at the appropriate time, to initiate the next stage of Xstrata's growth.

A number of opportunities are beginning to emerge as a result of the dislocation of market values from underlying company valuations and the distressed or forced sale of attractive, cash-generative assets or projects. Once visibility into the outlook for commodity prices and cash flows improves, Xstrata will continue to use its proven ability to identify and execute acquisition opportunities, seeking to improve the strategic positioning of its business units and the Group as a whole.

We will continue to take a highly disciplined approach to growth. Shareholder value and a prudent approach to funding and capital structure will remain our primary considerations. Xstrata remains fully committed to maintaining an investment grade balance sheet throughout the economic cycle.

Outlook

The financial crisis has produced a marked lack of visibility into short-term economic activity, and as such, the outlook for 2009 is uncertain. Investment in infrastructure is set to increase during 2009 and 2010, reflecting the significant stimulus packages announced by many major governments which prioritise commodity-intensive investment in many cases.

Notwithstanding prevailing near-term market conditions brought about by the financial crisis, the long-term positive trend for increased demand for metals and energy remains intact, driven by the ongoing industrialisation of developing economies and the urbanisation of over 20 million people per annum in China and India and over 65 to 70 million people globally at current rates. Long-term positive demand trends of this nature result in higher average commodity prices than historical averages in real terms, as new supply struggles to keep pace with increasing demand from emerging economies.

At the same time, current market conditions will exacerbate future supply constraints, as inventories are depleted by curtailments to existing supply and exploration investment and growth projects are deferred or cancelled.

When OECD economies return to a growth phase, the impact of synchronised demand growth from developed and emerging economies, coupled with greater commodity supply constraints, has the potential to lead to a rapid increase in commodity prices and demand, resulting in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Previous downturns have shown that companies that act quickly and decisively to secure their future emerge strongly from difficult economic conditions, with an improved competitive position. The rights issue, together with the proactive initiatives being undertaken by management and the addition of the cash-generative Prodeco assets, will ensure that Xstrata maintains a robust financial position throughout even an extended period of uncertainty, providing a strengthened position from which to pursue growth and value creation upon the inevitable return to growth of global economies.

Xstrata continues to operate a suite of cash-generative operations across a broad range of geographies, with excellent growth potential and a strong competitive position in each of its key commodity markets. Against a background of strong medium- to longer-term fundamentals for the Group's products and near-term actions to secure Xstrata's financial position, I am confident that the prospects for Xstrata remain very encouraging.

Mick Davis
Chief Executive

Strategy

At the time of Xstrata's initial public offering in 2002, the Board and management set out our strategy to develop Xstrata as a distinct mining company focused on growth and the creation of shareholder value. Since that time, Xstrata has grown to become a major diversified mining group with a strong competitive position in each of its key commodity markets, a portfolio of cash-generative operations and a world-class pipeline of organic growth options.

Xstrata's strategy has been delivered through:

> the execution and integration of three major acquisitions delivering transformational growth;

> the opportunistic identification and completion of a number of bolt-on acquisitions to deliver incremental growth and improvements to the portfolio;

> the development of a significant internal pipeline of growth options; and

> substantial improvements to the capital and operating efficiency of its businesses.

Core Strategy: Growth and Value Creation

	Description	*2008 performance summary*
Transforming transactions	Pursue value-enhancing, substantial acquisitions which transform Xstrata's scale, commodity offering and geographic diversity	Discussions with Vale terminated by mutual consent in March 2008; range of opportunities reviewed on an ongoing basis
Entry into new commodities	Further diversify Xstrata's portfolio through buying or building entries into tier one commodities with strong fundamentals	Development of Elandsfontein operations facilitated entry into platinum; acquired 24.9% of Lonmin, world's third largest platinum producer
Bolt-on acquisitions	Complete value-adding incremental acquisitions to complement Xstrata's existing commodity businesses	Acquisitions of Jubilee Nickel and Resource Pacific thermal coal operations completed in early 2008
Organic growth – brownfield and greenfield	Develop and successfully commission new mining and metals projects to provide a valuable source of lower cost production growth	Perseverance zinc mine, Elandsfontein platinum mine and concentrator and Glendell open cut coal mine successfully commissioned on schedule and budget; significant progress made across extensive pipeline of organic growth projects
Net present value enhancements and operational excellence	Extend useful life of operations, achieve sustainable cost reductions, improve safety and environmental performance, enhance our reputation as industry-leading stewards of our shareholders' assets	Real cost savings of $184 million achieved in 2008; significant increases to resource estimates at Collahuasi, Antamina, and southern Peru copper operations; 2008 total recordable injury frequency rate improved by 18%

Strategy in focus

Xstrata continues to pursue a core strategy of value creation and growth. However, since mid-September 2008 the global financial crisis has led to an unprecedented liquidity shortage in financial markets leading to markedly lower expectations for global economic growth and sudden and severe declines in the price of commodities produced by Xstrata. Given the lack of visibility into economic prospects and the uncertain outlook for commodity prices in the short term, Xstrata's near-term strategic imperatives are to:

> implement operating plans to reposition operations lower on the cost curve;

> optimise cash in the short term to ensure the Company remains financially robust with an investment grade balance sheet even under a scenario in which the period of uncertainty is unexpectedly prolonged; and

> position Xstrata to emerge from the current downturn with improved financial flexibility, allowing the Group to pursue value-accretive growth opportunities presented by the current dislocation of market values and underlying valuations.

Xstrata's businesses have acted rapidly and decisively in response to the sudden lower demand for key commodities and need to conserve cash by:

> suspending or closing higher cost or unprofitable production;

> aligning production with demand;

> redoubling efforts to drive down operating costs and working capital;

> substantially reducing discretionary sustaining and expansionary capital expenditure; and

> securing a robust capital structure through refinancing and restructuring existing debt and through a substantial, fully pre-emptive rights issue to repay existing debt.

Competitive position

Xstrata is the fifth largest diversified mining company in the world, with top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc and nickel. In addition, the Group has recycling facilities, additional exposures to platinum, gold, cobalt, lead, silver and vanadium and a suite of mining and metals related technologies, many of which are industry leaders. As a FTSE 100 diversified mining company, Xstrata's key competitors are Anglo American plc, BHP Billiton plc and Rio Tinto plc, all of which are listed on the London Stock Exchange, and Vale, a Brazilian mining company. Our financial KPIs on page 32 show our performance against our key FTSE 100 listed competitors (collectively 'FTSE Diversifieds'). A broader, global industry peer group is used to benchmark total shareholder return performance, including to determine performance under the Group's long-term incentive plan.

Competitors*

Key FTSE 100 competitors:	Global peer group**:
Anglo American	Alcoa Inc
BHP Billiton	Arch Coal Inc
Rio Tinto	Companhia Vale do Rio Doce (Vale)
	Copper & Gold Inc
	Eramet SA
	Freeport McMoRan
	Grupo Mexico SA de CV
	Impala Platinum Holdings Ltd
	Korea Zinc Inc
	MMC Norilsk Nickel
	Nordeutsche Affinerie AG
	Peabody Energy Corp
	Teck Cominco Ltd
	Vedanta Resources plc

* *2009 peer group*
** *Includes FTSE Diversifieds*

Diversified portfolio with significant industry positions


Top five ferrochrome producers (kt)
1,500
1,000
500
0
Assmang
Hernic
Samancor
ENRC
Xstrata
Top five thermal coal producers (mt)
60
40
20
0
Bumi Resources
BHP Billiton
Anglo American
Adaro
Xstrata
Top five coking coal exporters (mt)
60
40
20
0
Rio Tinto
Anglo American
Xstrata
Teck Cominco/ Fording
BHP Billiton/ Mitsubishi Alliance
Top five copper producers (mined) (kt)
1,500
1,000
500
0
Rio Tinto
Xstrata
BHP Billiton
Freeport-McMoRan
Codelco
Top five nickel producers (mined) (kt)
300
200
100
0
Xstrata
PT Aneka Tambang
BHP Billiton
Vale
MMC Norilsk
Top five zinc producers (mined) (kt)
900
600
300
0
Vedanta
Teck Cominco
Glencore
Oz Minerals
Xstrata

Based on 2008/09 Xstrata/CRU/Brook Hunt production estimates on a consolidated basis

Key products and markets


Revenue by origin
Europe 10%
Africa 11%
South America 22%
Australasia 30.5%
North America 26.5%
Revenue by destination
Australasia 4%
South America 5%
North America 23%
Africa 3%
Asia 36%
Europe 29%
EBIT by origin
North America 3.5%
Africa 19%
South America 27%
Europe 3%
Australasia 47.5%
EBIT by commodity
Zinc 2%
Nickel 5%
Copper 32%
Alloys 14%
Coal 49%

Xstrata produces and sells exchange-traded base and precious metals, and bulk commodities where prices are negotiated on longer-term contracts. Xstrata's customer base consists principally of large industrial concerns.

Xstrata Alloys

Xstrata Alloys is currently the world's largest and amongst the lowest cost integrated ferrochrome producers in the world (through the Xstrata-Merafe Chrome Venture), one of the world's largest producers of primary vanadium and a growing producer of platinum group metals. Over 80% of the world's ferrochrome is utilised in the production of stainless steel and is sold on long-term contracts. The principal end-use of vanadium is as an alloying agent in steel. Xstrata produces vanadium pentoxide and ferrovanadium, which are sold to a diversified international customer base. Platinum Group Metals (PGMs) comprise platinum, palladium, rhodium, iridium, ruthenium and osmium. PGMs are used in auto catalysts and fuel cells, providing cleaner energy. Other key markets include jewellery and industrial and consumer products. Further information on ferrochrome, vanadium and PGM markets is available on page 46.

Xstrata Coal

Xstrata Coal is the world's largest exporter of thermal coal, used to generate electricity in coal-fired power stations. Xstrata is also one of the largest producers of export semi-soft coal and among the top five producers of export coking (or metallurgical) coal, used in steelmaking. Around 90% of Xstrata's coal production is exported, with the remainder sold to domestic Australian and South African markets. Sales of coal are primarily through annually renewable long-term contracts, with some sales concluded on the spot market. Xstrata's Australian thermal coal operations supply major power generation companies in the Asia-Pacific region, while our Australian metallurgical coal mines supply major steelmakers worldwide. Xstrata's South African coal operations largely supply the Atlantic thermal coal market, where Europe is the major export destination. In Colombia, Xstrata has recently acquired Prodeco and also owns a one-third stake in the Cerrejón mine, both of which export high grade thermal coal to Europe and the Americas. Further information on coal markets is available on pages 50 to 51.

Xstrata Copper

Xstrata Copper is a fully-integrated producer of copper metal and concentrate and is one of the world's five largest producers of mined copper. Xstrata's excess copper concentrate production is sold to custom copper smelters in South America, Asia and Europe, with over 90% sold under contracts and the remainder sold on the spot market. Xstrata Copper's refined copper metal cathodes are sold to producers of industrial products and traders in major copper consuming regions. North America accounted for approximately 53% of total sales in 2008, with the remainder sold to customers in Europe and Asia. Cathodes are predominantly used in the manufacture of copper wire rod for electrical conductor applications. Further information on copper markets is available on page 56.

Xstrata Nickel

Xstrata Nickel is one of the world's five largest producers of nickel and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Xstrata Nickel's Nikkelverk refinery in Norway produces very high grade purity nickel and cobalt from material sourced from Xstrata Nickel's mining operations in Canada and Australia. Ferronickel from Xstrata's Falcondo operation (currently suspended) is sold into the stainless steel market. The high grade nickel produced at Nikkelverk is typically sold into first end-use applications such as high nickel alloys, superalloys, low alloy steel, foundry and electroforming. Cobalt from Nikkelverk is typically sold into such end-use applications such as aerospace, land-based turbines and electronics. Further information on nickel markets is available on page 64.

Xstrata Zinc

Xstrata Zinc is a fully integrated producer of mined zinc and lead concentrate, zinc and lead metal and silver. Around half of all zinc metal produced globally is used to galvanise steel, an environmentally friendly way of protecting steel against corrosion. Zinc is also used in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals. The majority of Xstrata's zinc metal production is sold under term contracts to the EU, Canada and the US. Zinc concentrates are sold mainly to Japan, South Korea, China, Australia and Europe. Further information on zinc markets is available on page 70.

Strategic resources

We consider the following resources to be essential to the effective execution of our strategy.

Diversified portfolio
Xstrata's portfolio is diversified by commodity and by geography, balancing the risks associated with specific commodity price cycles and operating locations and providing investors with more reliable and stable cash flows. Diversification also engenders healthy competition for capital between Xstrata's commodity businesses.

Extensive organic growth pipeline
Xstrata benefits from a significant growth pipeline across a number of commodities, allowing the strategic sequencing of projects and deployment of capital from which significant volume growth and superior returns can be achieved. Those elements of Xstrata's extensive growth pipeline which have been deferred remain available to be accelerated at the appropriate time.

Acquisition and integration capability
Xstrata has developed and demonstrated a significant capability in the opportunistic identification of acquisition opportunities; the ability to execute transactions where the value proposition is compelling; and the rapid integration of acquired operations. This capability has been replicated at the commodity business level, enabling smaller bolt-on acquisitions to be completed.

Devolved management structure
Xstrata's management model is highly devolved and comprises a very lean corporate centre and fully resourced, standalone global commodity businesses. The role of the corporate centre is well defined, to minimise bureaucracy and rational risk-taking is sponsored to stimulate innovation. We believe this model is a significant competitive advantage and enables Xstrata to be more opportunistic, and less bureaucratic than other companies of a similar scale and geographic reach.

Financial position
We are committed to maintaining a robust balance sheet and investment grade credit rating, ensuring access to a diverse range of funding sources. The ability to withstand periods of low commodity prices and to fund growth in a cost effective and timely manner, when appropriate, is essential to enabling the Group to achieve its strategy.

Resource and reserve base
Xstrata benefits from a significant resource and reserve base across each of its major commodities. The Group's focus on value creation and near-mine exploration has enabled us to extend or replace the resource base of a significant number of our assets over the past several years. Xstrata's resource base compares favourably with mining industry peers. The Group reserve and resource statement is published annually and is available from the Xstrata website.

Technological expertise
Xstrata benefits from a significant depth of technological and technical expertise which is critical for improving the efficiency of Xstrata's operations and for major project development. Xstrata Technology Services comprises Xstrata Technology and Xstrata Process Support. In addition, Xstrata's commodity businesses also develop and implement proprietary technologies to improve efficiency.

Exploration capability
Xstrata does not maintain a central or standalone exploration function. Xstrata's commodity businesses are responsible for undertaking 'near-mine' exploration around existing operations or in nearby regions, leveraging existing infrastructure and conducting targeted greenfield exploration at known deposits.

Relationships with stakeholders
Xstrata is committed to the maximum transparency that is commercially possible and to engaging openly, honestly and in a culturally appropriate manner with its stakeholders. These include: the investment community, employees and unions, governments and regulators, communities associated with our operations, customers, suppliers, business partners, non-governmental and development organisations.

Future trends

Xstrata's revenues and earnings depend in large part upon the prevailing prices for the commodities it produces. Commodity prices are significantly affected by global economic conditions and industrial production. In recent years, commodity prices have exhibited a broadly upward trend, reflecting demand generated by global economic growth, particularly in China and India as those countries urbanise and industrialise. Commodity prices have also been influenced by the growth of exchange-traded commodities futures markets.

Recently, however, the rapid deterioration in global economic conditions has led to reduced global demand, stock drawdowns, increased use of scrap or recycled materials and the unwinding of speculative trading positions. As a result, the prices of many of Xstrata's commodities have fallen significantly from their previous highs.

Although the short-term outlook for 2009 is uncertain, many major governments have announced and implemented monetary and fiscal stimulus packages which will increase investment in commodity-intensive infrastructure during 2009 and 2010. In the medium term, a shortage of capital and poor short-term visibility is leading to the delay or cancellation of organic growth projects by major producers and the inability of the junior mining sector – which traditionally identifies new supply – to raise new finance. As a result, new production capacity to replace ageing mines with falling grades and increasingly difficult mining conditions is likely to be delayed, contributing to significant future supply constraints.

Xstrata's Board continues to believe that demand for commodities and consequently commodity prices will continue to be influenced by a long-term positive trend, driven by the ongoing industrialisation of developing economies and the urbanisation of over 65 to 70 million people globally each year. When OECD economies return to growth, the impact of synchronised demand growth from developed and emerging economies, coupled with constricted commodity supply, has the potential to lead to a rapid increase in commodity demand and prices. This is likely to result in substantial cash flows and margin expansion for those metals and mining companies which have weathered the current challenging conditions.

Significant contractual arrangements

Glencore International AG is Xstrata's major shareholder and, at the date of this document holds 34.45% of Xstrata's issued share capital. The relationship between Xstrata and Glencore is regulated by a Relationship Agreement which ensures that all commercial arrangements are transacted on an arm's-length basis. Glencore is the sole distributor of Xstrata nickel, cobalt and ferronickel production, has sales agreements with Xstrata Copper for substantial amounts of its copper concentrate and copper cathode and is the marketing agent for much of Xstrata Alloys' ferrochrome and vanadium. Glencore has a market advisory role with Xstrata Coal. Full details of related party contractual arrangements are provided on pages 186 to 188.

Sustainable Development

Xstrata produces a separate, comprehensive Sustainability Report, which is expected to be published in April 2009. The section below provides a summary of our policies and practices in a number of key areas: vision and strategy; governance; our people; health and safety; environment and community.

Our approach


Governance and ethics
Environment
Our people
Health and safety
Sustainable communities
We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation
We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders.



For more information visit: www.xstrata.com/sustainability

Vision and strategy

To achieve our Mission and deliver industry-leading returns to our shareholders over the long term, we recognise that we must balance social, environmental and economic considerations in how we manage our business.

We are committed to the goal of sustainable development. We believe that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities, and engaging with our stakeholders in two-way, open dialogue, regardless of our location, enhances our corporate reputation and is a source of competitive advantage. This enables us to gain access to new resources, maintain a licence to operate, attract and retain the best people, access diverse and low-cost sources of capital, identify and act upon business opportunities, and optimise our management of risks.

We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's sustainable development framework, aspiring to achieve the highest international standards regardless of location and without exception. We conduct regular internal and external audits of our businesses and operations to assure compliance with our business principles, policies and standards.

Our aim is to be a leader in our industry in delivering value to our shareholders, contributing to the sustainable development of communities associated with our operations, operating safely, contributing to the well-being of our workforce and local communities and preserving the long-term health and viability of the environment in which we operate. We achieve this through integrating sustainable development considerations into our day-to-day management practices, business planning and core strategy; monitoring and reporting on our performance and systems on a regular basis; and benchmarking against our competitors and other sectors to achieve our aim of continuous improvement. In 2008, Xstrata was recognised by the Dow Jones Sustainability Index as the leading company in the basic resources sector for the second consecutive year.

Governance

The Xstrata Board sets and reviews Sustainable Development Policy globally. Xstrata's Board Health, Safety, Environment and Community (HSEC) Committee was established in 2005 to assist the Board in its HSEC responsibilities and to provide guidance on sustainable development issues. Further details about the Board HSEC Committee and its activities during 2008 are provided in the Corporate Governance section on pages 91 to 97.

Sustainable Development Framework
Xstrata's Sustainable Development Framework sets out the Group's expectations and commitments relating to the sustainable management of our business, comprising:

> **Business Principles:** Provide an unambiguous statement of how we conduct our business – ethically, openly, responsibly, together and with others;

> **Sustainable Development Policy:** Sets out the principles we apply to our management of health, safety, our people, communities and the environment;

> **Sustainable Development Standards:** Set out the Group requirements and expectations for each of our commodity businesses on sustainability issues; and

> **Independent Assurance Programme:** The key mechanism through which the Xstrata Board and management gain assurance that the Group's policies and standards are being met.

Xstrata's business principles, policies and standards are available from our website www.xstrata.com/sustainability.

Xstrata's Sustainable Development Framework is regularly reviewed and a revised version was approved by the Executive Committee and Board in December 2007. Our Sustainable Development Framework has been mapped to show alignment to international standards including the ICMM and UN Global Compact principles, Voluntary Principles on Security and Human Rights, ISO14001 and OHSAS18001.

Sustainable development framework


Mission
Business Principles
SD Policy
SD Standards
SD Procedures and Guidelines
Commodity Business SD Frameworks
Operational SD Systems

Xstrata's sustainable development assurance programme


SD Risk and Verification Audits (third party)
Verification
SD Standards Audits (self-managed or third party)
1. SD Risk and Opportunity Identification and Evaluation
2. SD Objectives and Ambitions
3. SD Strategy
4. SD Priorities, Targets, Plans and Resources
5. SD Programmes, Systems, Processes, Reports

Employees

Xstrata's long-term interests rely on the Company's ability to attract and retain the best people, at every level, with the appropriate skills. We provide industry-leading career development opportunities, well structured employment contracts and fair and competitive remuneration. The majority of our workforce is engaged on collective employment agreements negotiated with unions and other representative organisations. We believe that all of the Group's operations have, in general, good relations with our employees and the unions that represent them.

As set out in Xstrata's Sustainable Development Policy ('SD policy'), we maintain a safe workplace that is based on mutual respect, fairness and integrity. We support our employees' right to freedom of association and collective bargaining, provide fair remuneration and employ and promote on the basis of merit, upholding legislation in certain regions that aim to benefit historically disadvantaged groups. We consult, communicate and provide appropriate support to employees during significant organisational changes including closures, acquisitions, mergers and divestitures.

In 2008, Xstrata created a total of 3,409 new positions (2007: 3,045). A total of 311 permanent employees were made redundant and 1,721 employees' contracts were compulsorily terminated (excluding contractors) in the period to 31 December 2008. The average number of employees in 2008 was 40,049 (2007: 39,008) and the average number of contractors was 28,291 (2007: 22,504).

Turnover increased in 2008 compared to the previous year, due to competition for skilled labour in the earlier part of the year and increased redundancies in the latter part of the year, reflecting economic conditions in each case. Given the low commodity price environment, competition for skilled labour is reducing and voluntary turnover is expected to decline in 2009. However, in response to the rapid deterioration of economic conditions in late 2008, a number of operations are suspending, scaling back or closing activities to conserve cash and ensure our businesses remain robust in challenging markets. These actions often require headcount to be reduced through redundancies, voluntary retirement or through not filling vacant positions.

In the six months from September, overall headcount has been reduced by approximately 5,500 positions across the Group, including contractors. Employee assistance programmes, retraining and other community or financial assistance have been provided as appropriate for affected employees.

A wide range of training, leadership and skills development programmes are in place at a Group and commodity business level for employees and management. We value and promote diversity in management and the wider workforce. Xstrata's SD policy states that we do not tolerate any form of workplace discrimination, bullying, harassment or physical assault and we provide a fair and non-discriminatory employee grievance system. We do not set formal diversity targets, with the exception of South Africa, where our businesses are complying with requirements under the Mining Charter.

Key performance indicators comprising employee turnover, diversity, training hours and expenditure are provided on page 33, with a description of performance against these indicators on page 35.

Health and safety

We aim to operate a safe workplace that is injury- and fatality-free, and to enhance the well-being of employees, contractors and communities. Safety is given the highest priority by management. To achieve our aim of zero injuries, occupational illnesses or fatalities, we focus on the following:

> visible safety leadership;

> appropriate safety training at every level;

> fostering a positive safety culture, behaviour and awareness;

> identification and elimination/mitigation of safety and health hazards;

> operational integrity;

> safe work systems;

> occupational and community health and hygiene programmes;

> monitoring and management of contractors/partners' safety performance;

> reporting, management and learning from actual and high potential risk incidents; and

> preparing for and effectively responding to emergencies and crises.

Xstrata's fatality prevention programmes have achieved substantial reductions in some principal causes of previous fatalities or critical incidents at its operations. In particular, underground roof falls and near-miss or actual incidents involving mobile equipment underground have significantly reduced in South Africa, where the majority of fatalities have historically occurred. Nonetheless in 2008, we deeply regret that six people lost their lives at Xstrata's managed operations, including four fatalities at South African operations. Every incident and high potential risk incident is reported and thoroughly investigated to ensure we learn from them and we implement all appropriate training or hazard management improvements identified.

Injury frequency rates continue to improve significantly year-on-year, reflecting the impact of ongoing training, learning from incident and near-miss investigations, initiatives to address behavioural and cultural issues that impact safety performance and ongoing safe working programmes. In 2008, the frequency of total recordable injuries reduced by 18% compared to 2007, or by 24% on a like-for-like basis excluding 2008 acquisitions.

We encourage and support our people and the communities associated with our operations to participate in programmes which enhance their health and well-being. Our health programmes encompass occupational health, the well-being of our employees and community health issues. At each location, we identify the main health issues affecting our workforce, including global epidemic diseases such as HIV/AIDS, malaria and tuberculosis, and implement healthcare programmes in partnership with local health authorities and NGOs.

Xstrata's South African workforce is particularly impacted by the HIV, AIDS and tuberculosis (TB) epidemics. Comprehensive, fully funded workplace testing, counselling and treatment programmes are in place across our South African operations. We have also initiated innovative public-private partnerships with provincial government and other partners, to extend voluntary testing, counselling and treatment into communities associated with our operations. In 2008, 97% of Xstrata Coal South Africa employees and over 80% of Xstrata Alloys participated in voluntary HIV testing to know their HIV status.

Our health and safety performance against key indicators is shown on page 33 and described on page 35.

Environment

Xstrata's SD policy sets out our aim to preserve the long-term health, function and viability of the natural environments affected by our operations. We have ISO 14001 compliant management systems in place to ensure all Xstrata operations reach the high environmental standards we demand and that are expected by governments, industry bodies and society as a whole. Our SD policy sets out our commitment to identify, reduce and, where possible, eliminate all significant impacts of our mining, metallurgical and exploration activities on the environment. Our principal environmental impacts are in respect of:

> use of resources, particularly water and energy;

> climate change, due to direct and indirect greenhouse gas emissions at our operations and the carbon emissions associated with burning the coal we produce to generate energy;

> other emissions, including sulphur dioxide and heavy metals from metallurgical plants;

> land disturbance and biodiversity impacts;

> waste material produced from our operations; and

> environmental impacts associated with our products and supply chain.

Our SD policy states our commitment to reduce direct and indirect greenhouse gas emissions and to work with governments, industry and academia to help develop policies and technologies to address climate change, in particular to mitigate emissions from burning coal to generate power. Climate change presents a significant long-term risk to our business because of increased regulation, rising energy costs, taxation of carbon emissions and physical threats from changes to weather patterns. Xstrata Coal continued to fund a number of development projects into low emissions technologies and continues to play a key advocacy role in engaging with government and industry bodies on carbon legislation and support for new technologies.

We aim to continually improve the efficiency with which we use raw materials, energy and natural resources. In 2008 our businesses continued to implement initiatives to improve energy efficiency and we significantly increased our use of recycled water to replace fresh water use where appropriate. In line with our policy commitment to reduce harmful emissions to air, water and land, we initiated a number of capital projects to improve sulphur dioxide and heavy metals capture at our metallurgical operations in 2008. An extensive Smelter Emissions Project is under way at our Mount Isa operations to achieve significant reductions in emissions by 2012.

We avoid net losses or degradation of natural habitats, biodiversity and landscape functions. Additional biodiversity offset areas were implemented during the year to set aside land for flora and fauna conservation and a number of monitoring programmes were implemented to assess potential biodiversity impacts in higher risk regions.

Further progress was achieved in the Sudbury Soils Study in Canada and the Whole of Emissions studies at Mount Isa, Australia, both of which were initiated to examine potential human and ecological risks from heavy metals. Soil remediation projects to address historic contamination were successfully undertaken at a number of sites in Australia and Canada in partnership with local authorities and industry participants. We also increased the capacity of our recycling operations to process additional base and precious metals, prolonging the life cycle of metals and reducing waste to landfill.

In 2008, Xstrata did not achieve its target of zero fines or penalties and incurred four environmental fines totalling $25,300. Two of the four incidents occurred at Australian operations and two at our Chilean operations. All incidents subject to fines were categorised as category two (minor impact requiring minor remediation) or lower and remediation plans have been implemented to prevent reoccurrence.

Our performance against key environmental indicators is provided on page 34 and a description of our performance against environmental indicators is provided on pages 35 to 36.

Community

Xstrata's SD policy states our commitment to contribute to the social and economic development of sustainable communities associated with our operations. We engage and consult with communities affected by our operations in a transparent and culturally appropriate way. We recognise their rights and respect local laws, customs and cultural heritage. At every stage of a project's life cycle, we identify and evaluate communities' concerns and needs, as well as the actual and potential social impacts of our operations. All operations and projects have procedures in place for community engagement and grievances or conflict resolution mechanisms.

We prioritise local employment and procurement and provide support for enterprise development, community skills development and training programmes, particularly in areas of high unemployment and greater economic need. Our engagement and community support programmes recognise that indigenous people and other groups including women, the elderly and children are particularly vulnerable and seek to address the particular needs of these groups.

We avoid resettlement of communities wherever possible. Where this is unavoidable, we adhere to the World Bank Operational Directive on Involuntary Resettlement and seek to maintain or improve standards of living and provide ongoing support for resettled communities. In 2008, 20 households in South Africa and 139 households in Southern Peru were resettled as a result of Xstrata's activities.

Xstrata sets aside a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with our operations, often through multi-stakeholder partnerships over several years. Our funding programmes prioritise communities located in remote areas or in regions with a lower level of social and economic development and infrastructure. Although the overall level of funding set aside each year is determined by our profitability, we manage our funding so that community initiatives receive stable and continuing financial support throughout the commodity cycle. A key priority is to avoid sole dependence on our finite operations.

Principal Risks and Uncertainties

The risks set out below represent some of the principal uncertainties and trends which may have an impact on our ability to execute our strategy effectively in future. These risks have been assessed according to materiality, likelihood and residual risk after controls. Further information about Xstrata's risk management processes and controls is provided in the Corporate Governance Report on pages 91 to 97 of this report.

Risk

Mitigation

Commodity price volatility

Xstrata's revenue and earnings are dependent on prevailing commodity prices which are determined by the supply of, and demand for, raw materials and are closely linked to global economic growth. The recent rapid deterioration of the global macroeconomic environment has led to reduced demand and the majority of commodities trading at dramatically lower levels. Commodity prices for all products, and particularly for exchange-traded commodities, may fluctuate widely and may have a material impact on financial results. The impact on Group earnings (EBIT) of movements in the price of each of Xstrata's commodities is set out in the Financial Review. Commodity price trends and commentary on the outlook for each of Xstrata's commodity markets is provided in the Operating Review sections of this report.

We manage the risk of commodity price fluctuations through maintaining a diversified portfolio of commodities and typically do not implement large-scale strategic hedging or price management initiatives. We aim to reduce costs on a continuous basis and maintain low-cost, efficient operations, optimising our portfolio and returns throughout the commodity price cycle.

Fluctuations in currency exchange rates

Xstrata's products are generally sold in US dollars, while our operations and operating costs are spread across several different countries and currencies. Fluctuations in exchange rates, in particular movements in the Australian dollar, Canadian dollar and South African Rand against the US dollar, may have a material impact on our financial results. The impacts of currency exchange rate fluctuations on Group EBIT, together with average exchange rates in 2008 compared to 2007, are set out in the Financial Review.

We maintain a diversified portfolio of assets across several different geographies and operating currencies. From time to time we may also hedge a portion of our currency exposures to fix costs in US dollars to US dollar revenues in relation to contracted terms. Foreign currency hedging information is provided in the Financial Review. Xstrata's financial structure, including exposure to interest payments, interest rate changes and amendments to taxation regulations, is regularly reviewed with the assistance of external advisers, to ensure compliance with relevant regulations and to maximise financial efficiency. Xstrata maintains a robust investment grade credit rating and Group Treasury policy is actively monitored and regularly reviewed.

Energy

Some of Xstrata's operations and facilities are intensive users of natural gas, electricity, oil and other fuels. Factors beyond the control of Xstrata, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local generation and transmission of power, for example, electricity constraints in South Africa and natural gas shortages in Chile, can reduce the reliability of energy supply and increase energy prices. In some regions, Xstrata's energy supply is dependent on one major or national power generation company, for example, Eskom in South Africa.

We manage this risk through implementing energy efficiency plans across our operations and developing energy efficient technologies, for example, Xstrata Alloys' proprietary Premus technology which reduces the energy consumption of ferrochrome smelting by over 20% compared to conventional processes. Long-term energy contracts are negotiated to reduce dependence on spot markets and we seek to diversify power sources and identify alternatives.

Principal Risks and Uncertainties *continued*

Risk

Mitigation

Carbon emissions and climate change regulation

Xstrata operates in a number of jurisdictions in which regulations or laws have been introduced or are being considered to limit or reduce greenhouse gas emissions. While the precise future impact of the Kyoto Protocol and related legislation or regulation is impossible to quantify at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emissions, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and accounting. Climate change legislation may lead to higher energy costs or restricted energy supply, which may have a material adverse impact on our ability to maintain production and/or contain operating costs. Xstrata is the world's largest producer of export thermal coal. Any material decline in the use of coal as a power source as a result of carbon taxes, emissions trading or similar legislation may have a material adverse impact on Xstrata's financial position. Climate change may also result in weather-related events or other physical threats that may hamper production or damage assets.

Climate change issues are given a high priority by management and initiatives are undertaken to continually improve understanding of the Group's carbon footprint and to reduce the carbon intensity of operations and activities. Our commodity businesses actively participate in industry and regulatory initiatives to address climate change and associated issues. Xstrata Coal is actively investing in and advocating government support for research and development projects to reduce greenhouse gas emissions from the use of coal in power generation, together with other coal producers, governments, scientific and academic organisations. Demand for coal is expected to be supported by forecast significant increases in global demand for energy, particularly in developing countries, and by coal's relative cost position, availability and security of supply.

Operational risks

Xstrata's operations are affected by a number of factors which are, to a large extent, outside management's control, including the availability of raw materials, water and power. In addition, Xstrata's businesses are subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions (including as a result of climate change) such as flooding, drought or a reduction in permafrost; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other incidents at a mine, processing plant, cargo terminal or related facilities.

Our approach to operational risk is value driven and has the stated objective of ensuring 'an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation'. We have in place a robust and comprehensive programme to identify, understand and manage the risks that affect our businesses and operations. Each commodity business undertakes an annual risk review and updates its risk register accordingly. All operations implement and regularly review water management plans to reduce fresh water use and maximise on-site water storage and re-use. Contingency plans are in place to restore operations quickly in the event of a severe weather event. Risk management and planning processes include consideration of significant physical risks from climate change.

Reserves

Mine reserves decline as commodities are extracted and not all reserves may be mined as profitably as anticipated. Successful exploration and development activities and acquiring properties containing economically recoverable reserves are necessary for Xstrata's future success. In order to develop reserves, various governmental permits must be obtained.

We annually update our proven and probable reserve estimates as to both quantity and quality periodically to reflect the extraction of commodities and new drilling or other data received, available from our website. We maintain a transparent and open relationship with regulators and local, regional and national government bodies and closely monitor compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework.

Project development

Xstrata benefits from a significant pipeline of organic growth projects in a number of countries. Ineffective project development, including lack of coordination with infrastructure constraints, cost overruns and unexpected delays due to problems obtaining, renewing or extending relevant operating, social or environmental permits or other legislative requirements may constrain the Group's ability to replace older operations with new, lower cost supply, impacting future revenues, costs and management's reputation for successful project development. In addition, as part of the Group's near-term strategy to conserve cash, Xstrata's businesses have deferred or cancelled a substantial portion of expansionary capital expenditure in 2009. The slowing of the development of project pipelines may impact the Group's ability to continue production at cost-effective levels. When the global economy recovers, projects may not be sufficiently advanced to enable the Group to benefit fully from increased commodity prices.

Rigorous planning and risk management processes are in place leading up to project approval and through the development process. Detailed progress reports are provided on a regular basis for all major projects to the Group Executive Committee. Cost control remains a key consideration of any project development and Xstrata's commodity businesses have an excellent track record of delivering major capital growth projects on time and on budget. Effective project management procedures are a key focus for Xstrata's Internal Audit function. Xstrata regularly liaises with government bodies during the development of its growth projects. Deferrals of expenditure are occurring to take advantage of declining input costs and are being implemented in such a way as to ensure projects can be rapidly recommenced as appropriate.

Risk | *Mitigation*

Production curtailment

During the current environment of depressed commodity prices, Xstrata and other mining companies are curtailing production by closing or suspending higher cost mines and production facilities. These actions are being taken to ensure Xstrata's businesses remain cash positive, reduce average operating costs and avoid over-supplying markets or building up unsold inventory. However, they may also incur costs in the form of redundancy payments; equipment removal; security; stabilisation; reclamation and site rehabilitation costs, the cost of resuming production or indirect costs in the form of foregone revenue, deterioration of assets or increased unit costs. The closure or suspension of operations equally negatively impacts employees and local communities and may impact the Group's reputation as an industry-leading employer and corporate citizen.

A thorough review of likely impacts and risks is undertaken in advance of suspending or closing higher cost operations and mitigating actions are implemented to reduce associated costs, offset the socio-economic impacts of closures where possible and implement support programmes for affected employees. Suspended operations are maintained under care and maintenance programmes to enable a rapid restart and preserve asset quality and operational integrity.

Political, community and fiscal intervention

Xstrata's operations and projects span 19 countries, some of which have more complex, less stable political or social climates and consequently higher country risk. Political risks include changes in laws, taxes or royalties, expropriation of assets, currency restrictions or renegotiation of, or changes to, mining leases and permits. Similarly, communities in certain regions may oppose mining activities for various reasons. Any of these factors could have an adverse impact on Xstrata's profitability in a certain geographic region or at certain operations. In South Africa, these risks include the ability to convert existing mining licences to 'new order' mining rights under the Mineral and Petroleum Resources Development Act (MPRDA) and Empowerment Charter.

We perform a thorough risk assessment on a country-by-country basis when considering activities and investments and regularly review political, regulatory and social risk to ensure that risks have been properly identified and managed to within acceptable levels. We work in partnership with our employees and local communities for mutual benefits, earning and maintaining a social licence to operate. We manage a broad geographic spread of assets, diversifying political risk across a number of territories. Investment terms and joint venture or other partnership agreements are reviewed to ensure fairness and reduce the risk of renegotiation. Xstrata maintains a transparent and open relationship with regulators and local, regional and national government bodies and closely monitors compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework. In South Africa, Xstrata is on track to achieve employment equity, procurement, social development and other targets as set out by the Mining Charter.

Health, safety and environment

Xstrata's operations are subject to extensive health, safety and environmental regulations and legislation and community expectations. New or amended environmental, health and safety legislation or regulations may result in increased operating costs or, in the event of non-compliance, the possibility of fines, penalties or other actions which may adversely affect Xstrata's financial position. Rehabilitation costs, which are generally estimated and provided for over the life of operations and based on the best information available, may subsequently increase, impacting on Group earnings. Any breach of regulations or non-compliance with Xstrata's own best practice standards in health, safety and environmental performance and community relations may damage our reputation and, as a result, our licence to operate. Performance standards at acquired operations may not meet Xstrata's expected performance standards.

Xstrata's businesses monitor legislative requirements and engage with government and regulators regularly, to ensure full compliance. Our commitment to the principles of sustainable development, which incorporates environmental, economic and social performance, is an integral part of our operating philosophy. Every managed operation is independently audited through Xstrata's independent Sustainable Development Assurance Programme on a regular basis, and health, safety, environmental and social performance indicators are reported regularly to the Group Executive Committee and Board. Acquired operations are assessed for HSE risks and opportunities as part of the integration process and action plans implemented to address areas of underperformance.

Principal Risks and Uncertainties *continued*

Risk

Mitigation

REACH legislation in the EU

In June 2007, a new European Union regulation for the Regulation, Evaluation and Authorisation of Chemicals ('REACH') came into force across the EU. REACH is intended to place the burden of ensuring the safety of chemical substances in terms of both occupational and environmental exposures onto industry instead of authorities. Many of the commodities produced by Xstrata and the chemicals used during its production processes fall within the scope of REACH. REACH legislation requires the producers of products classified as chemicals to identify, register and carry out toxicity testing. Failure to do so will result in these products being excluded from the EU. In particular, the EU 30th Adaptation to Technical Progress (ATP) to the Dangerous Substances Directive (which entered into force in October 2008) and the proposed 31st ATP, introduce new classifications for nickel-containing substances which result in additional labelling and packaging requirements and may result in significant increased costs. Non-compliance with REACH legislation would close the EU market to many of Xstrata's commodities and potentially reduce revenues.

Xstrata has developed a coordinated Group approach to REACH legislation. In addition, we are closely monitoring and involved with the work of industry bodies, which are engaged in lobbying the EU on issues concerned with REACH. All of our businesses have undertaken a review process to ensure the proper identification of all products imported into the EU and requiring registration under REACH. To date, all pre-registration requirements have been completed by the relevant deadlines to enable the continued manufacture and/or import of affected commodities and other chemicals. Registration of all applicable products will be made by the relevant REACH deadlines.

Labour and key employees

The majority of Xstrata's workforce is unionised. We believe that all of our operations have, in general, good relations with employees and unions, but from time to time the Group's operations have experienced limited work stoppages and other industrial action which interrupts production. The management of Xstrata's operations depends on a relatively small number of key employees. The loss of certain key employees, particularly to competitors, could have a material adverse effect on the Group. In addition, as Xstrata develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

We aim to attract and retain the best people at every level of our businesses and to provide them with the resources they require to achieve and maintain our operational excellence. We provide industry-leading career development opportunities, well structured employment contracts, competitive remuneration and fair and non-discriminatory workplaces. We believe our devolved management structure and supportive environment for rational risk-taking is an important retention measure, offering unparalleled opportunities for development and entrepreneurial leadership, minimising bureaucracy and allowing every employee to play an active part in our success. Fast track and executive development programmes are in place across the Group and formal succession planning is regularly reviewed.

Credit market conditions and credit ratings

Recent events in the credit markets have significantly restricted the supply of credit, as financial institutions have applied more stringent lending criteria or exited the market entirely. The Group has a significant amount of indebtedness, which will not require significant refinancing until 2011. If current credit market conditions continue, however, it will be more costly for Xstrata to refinance its existing debt as it falls due. In addition, it has become and may continue to be more costly to raise new funds to take advantage of opportunities.

Xstrata is committed to maintaining an investment grade credit rating and takes a considered approach to debt management. On 29 January 2009, Xstrata announced a rights issue to repay existing debt and reduce the Group's gearing to just under 30%, from 40% at the end of 2008. In addition, the Group benefits from significant headroom under existing debt facilities and has no material debt refinancing requirements until 2011. Xstrata's treasury policy and performance is actively monitored and reported each month to the Executive Committee and Xstrata maintains a robust financial position and an investment grade balance sheet.

Risk

Mitigation

Cost control

As Xstrata is unable to directly set the prices it receives for the commodities it produces, its competitiveness and long-term profitability depend, to a significant degree, on its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs generally include extraction and processing costs of raw materials and consumables, such as reductants, reagents, power, fuels, labour, transport and equipment, many of which are particularly susceptible to inflationary and supply and demand pressures. Increases in these costs have moderated in recent months and in some cases have actually declined. However, further increases in input costs may negatively impact Xstrata's earnings.

We recognise the importance of cost reduction as a driver of value creation and as a measure of the quality of our operational management and our stewardship of the assets of our owners. Cost performance is regularly reported to the Group Executive Committee and is an important management performance measure and regular internal audits at operations identify potential efficiencies. Xstrata's dedicated technology business, Xstrata Technology Services, is a world leader in the development of minerals processing and metals extraction technologies to improve efficiency and reduce operating costs. Xstrata's commodity businesses also invest in the development of lower cost proprietary technologies. In each of the last seven years, Xstrata has achieved real cost savings from its operational cost base. In 2008, $184 million of real cost savings were achieved in a very challenging environment.



3

Performance

< Ferrochrome at the Lion smelter in South Africa, which uses the low cost, energy efficient proprietary Premus technology

Key Performance Indicators

Xstrata's Executive Committee and Board monitor a range of financial and non-financial key performance indicators (KPIs), reported on a monthly or quarterly basis, to measure performance over time.

Financial KPIs

Earnings Per Share* (US¢)

Earnings per share show attributable profit earned per share to provide a basis for comparison. Xstrata's growth in earnings per share is shown compared to the average for Anglo American, BHP Billiton and Rio Tinto (FTSE Diversifieds).

Xstrata CAGR† 80%


600
400
200
0
33
490
03
04
05
06
07
08

FTSE Diversifieds* CAGR† 43%


600
400
200
0
506
03
04
05
06
07
08

EBITDA* ($m)

Xstrata's earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items are shown compared to the average for the FTSE Diversified miners. This provides an indication of the rate of earnings growth achieved.

Xstrata CAGR† 59%


9,000
6,000
3,000
0
699
9,657
03
04
05
06
07
08

FTSE Diversifieds* CAGR† 35%


22,500
15,000
7,500
0
11,029
15,113
16,558
21,656
03
04
05
06
07
08

EBITDA* Margin (%)

The EBITDA margin shows earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items as a percentage of revenue. It is a measure of how efficiently revenue is converted into EBITDA.

Xstrata* CAGR† 10%


45
30
15
0
34.5
03
04
05
06
07
08

FTSE Diversifieds* CAGR† 10%


45
30
15
0
42.0
03
04
05
06
07
08

Real Cost Savings**
(% of operating costs)

Sustainable real cost savings are an important driver of value and a measure of our operational excellence. Xstrata's performance in achieving real cost savings is shown against the average for the FTSE Diversifieds. Cost savings are shown as a percentage of net operating costs, based on contribution to EBIT variance.


Xstrata average 1% cost reduction


Cost savings
2
1
0
0.9
03
04
05
06
07
08

FTSE Diversifieds* average 2% cost increase


Cost increases
0
-2
-4
-6
-2.4
03
04
05
06
07
08

Total Shareholder Return

TSR calculates the total return from an investment in Xstrata, calculated from the growth in share price together with the dividend income from the shares, with dividend income assumed to be reinvested. The graph shows the total return for a £100 investment in Xstrata plc, benchmarked against the FTSE 100 index of the largest UK companies.


GBP
500
400
300
200
100
0
FTSE 100
Xstrata
04
05
06
07
08



* Xstrata EPS and EBITDA on statutory basis (i.e. acquisitions included from date of transaction completion). EPS adjusted for rights issues. Weighted average for Anglo American, BHP Billiton and Rio Tinto; BHP Billiton adjusted to December financial year for comparison purposes

** Based on reported cost variance contribution to annual profit variance; adjusted to include mining inflation impact

† Compound annual growth rate (CAGR) 2004-2008

Further information on the Group's financial performance is given within the financial review on pages 37 to 44.

Xstrata publishes a separate Sustainability Report, which includes a full set of indicators, using the Global Reporting Initiative G3 guidelines. The report is available from the Sustainability section of our website or as a hard copy on request.



Non-financial KPIs
Employees Turnover and Diversity (%)
Employee turnover is a measure of our success in retaining our people. Turnover includes voluntary resignations, redundancies and performance-related terminations. Turnover and diversity data is calculated as a percentage of total permanent employees (excluding contractors) and is shown for all available reporting periods.
Turnover (%)
15
10
5
0
12.4
05 06 07* 08*
% of women in the workforce
12
8
4
0
10.7
05 06 07* 08*
% of female managers
15
10
5
0
12
13
15
05 06 07* 08*
Employees Training
Ongoing training and education is conducted both in the workplace and at external institutions. Both training hours and training spend are shown as an average per employee including contractors. Data is shown for all available reporting periods.
Average training hours per employee
60
40
20
0
44
32
38
06 07* 08*
Average training spend per employee ($)
1,500
1,000
500
0
1,849
06 07* 08*
Health Occupational Health
Xstrata's operations aim to identify, assess and control occupational health hazards and, where practicable, to eliminate work-related diseases. The charts show the number of new occupational illness cases reported by employees and contractors, together with 2008 illnesses by type.
New occupational illnesses
75
50
25
0
37
60
04 05 06 07* 08*
New occupational illnesses by type*
Dermal conditions 8%
Respiratory conditions 10%
Musculo-skeletal 27%
Noise-induced hearing loss 55%
Safety Injury Frequency Rates
We believe that every work-related incident, illness and injury is preventable. Total recordable injuries include lost-time injuries, medical treatment injuries and restricted work injuries, providing a more complete measure of safety performance. The total recordable injury frequency rate and lost-time injury frequency rates are reported per million hours worked and include contractors.
Total recordable injury frequency rate
15
10
5
0
15.0
14.1
12.3
10.1
04 05 06 07* 08*
Lost-time injury frequency rate
6
4
2
0
2.7
04 05 06 07* 08*
Corporate social involvement ($m)
Xstrata sets aside a minimum of 1% of annual Group profit before tax to fund initiatives that benefit local communities (2008: 1.6%). The charts show the cash amount set aside for initiatives in each geographic region in which Xstrata operates and by category. In 2008, Xstrata's businesses also calculated the total value of in-kind contributions (e.g. equipment, management time, etc.)
Corporate Social Involvement ($m)
150
100
50
0
10
20.8
84.1
04 05 06 07 08
* In-kind (non-cash) contributions
CSI 2008 by category*
Enterprise and job creation 6%
Culture/art 7%
Environment 3%
Education 12%
Social/community development 64%
Health 8%
CSI 2008 by geography*
Europe 2%
North America 8%
Africa 19%
Australasia 26%
South America 45%

Non-financial KPIs

Environmental incidents

Xstrata's operations record environmental incidents according to severity. Our target is to achieve zero category 3, 4 or 5 incidents, representing significant, serious or disastrous incidents. Category 3 incidents cause moderate, reversible environmental impact and require moderate remediation. No category 4 or 5 incidents have ever occurred.

Category 3 environmental incidents


30
20
10
0
8
04
05
06††
07*
08*

Category 3 incidents by type*


Stormwater discharges off-site 1
Breach of air emissions limits 1
Ground contamination 3
Water contamination 3

Greenhouse gases
(CO_2 equivalents million tonnes)

Greenhouse gas emissions are measured as CO_2 equivalent tonnes. Xstrata's main sources of GHGs are from electricity used and from methane found in underground coal seams in some regions. We seek to reduce greenhouse gas emissions through improved energy efficiency and by using coal-seam methane to generate power wherever possible.

Greenhouse gas emissions (CO_2-e mt)


Carbon intensity per tonne of product
30
20
10
0
26.9
04
05
06††
07*‡
08*

CO_2-e by CBU* (% of Group total)


Nickel 9%
Copper 12%
Zinc 16%
Coal 33%
Alloys 30%

Energy usage (petajoules PJ)

Energy is measured in petajoules and includes electricity usage and direct energy sources. Efficiency and energy consumption reductions drive both cost savings and emissions reductions. We aim to progressively improve energy efficiency, and measure energy intensity per tonne of product.

Energy usage (PJ)


Energy intensity per tonne of product
150
100
50
0
58.2
55.4
61.9†
127.1
04
05
06††
07*‡
08*

Energy source* (% of Group total)


Natural Gas 6%
Naphtha 7%
Other fuels 14%
Diesel 21%
Coal/coke 3%
Electricity 49%

Water (megalitres-ML)

Effective water management and conservation is critical to Xstrata's operations, a number of which are located in arid regions. Xstrata measures total fresh water used and water recycled. We seek to reduce fresh water extracted and progressively increase the amount of water that is recycled.

Fresh water use (ML)


Fresh water intensity per tonne of product
300,000
200,000
100,000
0
74,900
75,300
85,600
168,700
170,000
04
05
06††
07*
08*

Recycled water use (ML)


450,000
300,000
150,000
0
92,900
98,900
101,300
520,400
04
05
06
07*
08*

* Acquisitions included from date of completion
† Restated due to revised total employee numbers
‡ Restated following further research into Xstrata's carbon footprint and third-party verification
†† 2006 data excludes Falconbridge acquisition

Performance against KPIs

Xstrata's Executive Committee and Board monitor a range of financial and non-financial KPIs on a regular basis to measure the Group's performance. The performance indicators provided in this report are not comprehensive and a number of additional KPIs are used at the Group and commodity business level.

Financial KPIs

Xstrata's financial performance is described in detail in the Financial Review on pages 37 to 44.

Non-financial KPIs

Employees

The retention of skilled and key personnel is a high strategic priority for management and is identified as a principal risk facing the Group. Employee turnover increased to 12% in 2008 (2007: 7%). Voluntary turnover (excluding compulsory redundancies or performance-related terminations) of 7% in 2008 remained at a similar level to the previous year (2007: 6.5%). This reflected strong competition for skilled labour for the majority of the year and consequently, voluntary turnover was particularly high in core mining regions such as South Africa, Australia and Canada. Compulsory redundancies also increased in 2008, primarily due to the suspension of the Falcondo ferronickel operation in the Dominican Republic during the year, due to continued low nickel prices and high costs.

In 2008, women represented 10.7% of Xstrata's total workforce (2007: 9.4%) and 14.6% of all managers (2007: 13.4%). In South Africa, the Mining Act sets out a target of 40% participation in the workforce by historically disadvantaged South Africans (HDSAs) by 2009 and our South African operations are on track to achieve these targets.

In 2008, expenditure on training for all employees (including long-term contractors) rose to $1,849 per employee, 14% higher than in 2007, while training hours per employee rose by 16% to 38 hours per employee. The increase in each case reflects our continued commitment to investing in our people's skills and in particular significant investment in risk management, behavioural and other safety training.

Health

Occupational illnesses are a measure of the number of new cases reported by our workforce during the year. In a number of instances, illnesses reported during the year are attributable to historical operational practices (for example, noise-induced hearing loss or musculo-skeletal illnesses, where the time lag between exposure and reporting the illness may be considerable), incidents may also be attributable to more recent exposure, for example, respiratory illnesses relating to occupational asthma or dust exposure. In each case, Xstrata aims to identify, assess and control occupational exposure to hazards with an overall aim of eliminating occupational illnesses. In 2008, 60 new occupational illnesses were reported (2007: 35). The increase was due to increased reported illnesses at operations acquired in 2008 and at Mount Isa, as a result of a comprehensive health screening and information programme, through which 12 additional cases were identified, comprising noise-induced hearing loss and musculo-skeletal illnesses.

Noise-induced hearing loss accounted for the majority of new cases in 2008, while the number of new musculo-skeletal illnesses reported increased significantly, reflecting the impact of historical practices and the ageing profile of our workforce in a number of regions.

Safety

Tragically, six people lost their lives at Xstrata's managed operations in 2008 (2007: nine fatalities) in five separate incidents, in South Africa, Peru and Argentina. Xstrata is investing significantly in behavioural safety training and major hazard management training, with a particular focus on addressing cultural issues that contribute to safety risks in developing countries. Safety is a particular concern during times of change and uncertainty. Xstrata's operational and executive management are responding to increased risks posed by the prevailing uncertain economic environment, including through increasing employee communications and awareness programmes and by continuing to invest in safety training and operational integrity as a priority.

The Group achieved a seventh consecutive year of significant reductions in the frequency of total recordable and lost-time injuries. The total recordable injury frequency rate reduced by 24% on a like-for-like basis compared to 2007, or by 18% including the performance of operations acquired in 2008 to 10.1 per million hours worked. The frequency of lost-time injuries sustained reduced by 20% like-for-like or by 11% including acquired operations to 2.7 per million hours worked.

Corporate social involvement

Xstrata sets aside a minimum of 1% of Group profit before tax each year to fund corporate social involvement initiatives. This investment is primarily directed to initiatives to benefit the communities associated with our operations. In addition to cash donations and funding for partnerships with a wide range of development, community, governmental and industry partners, Xstrata's businesses also make non-cash, in-kind donations, for example, providing equipment or personnel time. In total, $84.1 million in cash was set aside for CSI in 2008, equivalent to 1.6% of Group profit before tax for the year. In-kind donations contributed a further $20.8 million of benefits to communities and charities in the regions in which we operate.

Environmental incidents

Xstrata's businesses record all environmental incidents on a scale according to environmental impact, with category one incidents representing very minor incidents with negligible impact and category four and five incidents representing major or disastrous incidents with medium- to long-term impacts respectively. Our target is to operate with zero category three incidents (moderate, reversible environmental impact requiring moderate remediation) or above. No category four or five incidents have ever occurred at Xstrata's operations. In 2008, the number of category three incidents reduced to eight incidents (2007: 11 category three incidents). In previous years, stormwater discharges off-site have presented a particular challenge at Xstrata's Mount Isa operations. Due to improved stormwater management systems at the site, no category three incidents were recorded at Mount Isa operations in 2008. However, in South Africa, severe storm weather and heavy rainfall in August resulted in three incidences of dam overflows or breaches at coal operations. The remainder of category three incidents related to procedural failures at operations. Remedial action plans have been implemented for all category three incidents and any environmental impacts have been fully remediated.

Greenhouse gas emissions

In 2008, Xstrata's direct and indirect greenhouse gas emissions from its operations remained at a similar level to the previous year on a like-for-like basis, excluding operations acquired in 2008. Including the impact of operations acquired during 2008, total greenhouse gas emissions rose to 26.9 million tonnes, 7% higher than the previous year (2007: 25.2mt CO_2-e). Acquired underground coal operations at Ravensworth underground and Tahmoor in Australia contributed an additional 1.5mt of CO_2-e to the Group's emissions, primarily due to methane emissions from these mines. Indirect emissions attributable to electricity usage remained at a similar level to the previous year. Data for 2007 was restated to include emissions attributable to 'bunker C' oil, a heavy fuel oil used in Canada, which had not previously been fully included in the Group's reported data.

In addition to absolute tonnes of CO_2-e generated directly at its operations and through electricity usage, Xstrata also measures the 'carbon intensity' of its operations. This measure normalises carbon emissions (in million tonnes) against production (in million tonnes) and provides a basis for comparison year-on-year notwithstanding changes to production levels across the Group. In 2008, the carbon intensity of the Group's operations increased by approximately 8%, due to the inclusion of the acquired, relatively high-methane underground coal mines into the portfolio and due to increased use of diesel at a number of Xstrata's open cut coal and copper mines as haulage distances increase.

Energy

Approximately 50% of Xstrata's energy consumption is from electricity, predominantly used at metallurgical operations, where energy efficiency is an important component of financial performance and efficiency. At the Group's mining operations, the primary source of energy is diesel, used to fuel the mining fleet and mobile equipment.

In 2008, energy use at Xstrata's operations remained at a similar level to the previous year at 127.1 petajoules (PJ), including operations acquired in 2008 (2007: 127.4PJ). Consequently, the energy intensity of our operations remained at a similar level to the previous year. Stable electricity consumption and increased diesel usage, due to higher production and longer haulage distances at open cut mines, were offset by reduced energy from coke and other fossil fuels, as a result of lower production and improved efficiency at Xstrata Alloys' operations. Energy consumption figures for 2007 were restated from 112.7PJ previously reported, due to the addition of energy from bunker C heavy fuel oil (see greenhouse gas emissions above).

Water

Effective fresh water management and conservation is critical to Xstrata's operations, a number of which are located in arid regions. In addition, our operations seek to maximise the use of process and recycled fresh water, further reducing our impact on fresh water supplies. In 2008, Xstrata's operations used a similar amount of fresh water to the prior year (<1% increase), despite the impact of a number of operations commissioning during the year, including the Elandsfontein platinum operations and Boshoek open cast chrome mine.

Fresh water intensity measures the volume of fresh water used, denominated by production volumes, to provide a basis for year-on-year comparison of our progress towards our aim of using less fresh water per tonne of product. In 2008, the fresh water intensity of our operations only marginally increased, in line with slightly higher water use.

Recycled water is typically used in place of fresh water for processes such as dust suppression. In 2008, water management plans at every managed operation, together with increased rainfall in South Africa, which allowed run-off rainwater to be recycled and reused, increased the volume of recycled water used at our operations. Volumes rose by 30% to 511,400ML (2007: 394,200ML), further boosted by the commencement of production at a number of mining operations and the impact of acquired operations, slightly offset by the suspension of operations at Falcondo in August.

Financial Review

Key points:

> Robust demand for commodities in early 2008 impacted by financial crisis

> Severe declines in base metal prices largely offset by record coal and ferrochrome contract prices

> US dollar strengthened against key operating currencies

> Real cost savings of $184 million achieved

> No significant refinancing of debt required until 2011

Statutory consolidated results

$m	**Year ended 31.12.08**	Year ended 31.12.07
Alloys	**2,002**	1,352
Coal	**7,944**	4,201
Copper	**11,464**	12,794
Nickel	**3,105**	5,252
Zinc	**3,202**	4,726
Technology	**235**	217
Total Group Revenue	**27,952**	28,542
Attributable Total Group Revenue	**27,092**	27,449
Alloys	**1,094**	448
Coal	**4,173**	1,194
Copper	**3,160**	4,987
Nickel	**816**	2,577
Zinc	**444**	1,822
Technology	**38**	47
Corporate and unallocated	**(68)**	(187)
Total Group EBITDA	**9,657**	10,888
Attributable Total Group EBITDA	**9,470**	10,324
Alloys	**1,007**	389
Coal	**3,549**	690
Copper	**2,297**	4,163
Nickel	**341**	2,172
Zinc	**113**	1,529
Technology	**32**	43
Corporate and unallocated	**(78)**	(194)
Total Group EBIT	**7,261**	8,792
Attributable Total Group EBIT	**7,156**	8,292

Basis of Presentation of Financial Information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, earnings before interest, taxation, depreciation and amortisation (EBITDA) and earnings before interest and taxation (EBIT) are reported in the Chief Executive's Report and the Operating and Financial Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement.

Unless indicated to the contrary, all data and commentary in the Chief Executive's Report and the Operating and Financial Review exclude the Xstrata Aluminium operations which were sold during the first half of 2007. All dollar and cent figures provided refer to US dollars and cents.

Consolidated Operational Results

Robust demand for commodities and stable economic conditions in the first half of the year were interrupted by the severe and sudden impact of the global financial crisis on the availability of liquidity and expectations for global economic growth.

While zinc and nickel prices were markedly lower in the first half compared to the record high levels of 2007, copper prices traded at or near historic highs in the early part of the year and very tight coking and thermal coal markets supported record spot and contract settlements. As the full scale of the global crisis became evident, ultimately culminating in the failure of several financial institutions and a complete paralysis of credit markets in the autumn, commodity prices declined dramatically.

Overall, revenue for the year declined marginally compared to 2007 to $28 billion. EBITDA decreased by 11% to $9.7 billion, with EBIT 17% lower at $7.3 billion. The impact of lower prices on Xstrata's earnings was contained to $49 million, as the impact of lower base metal prices was largely offset by the benefit of record coal contracts in 2008 and strong prices for Xstrata Alloys' products. The US dollar strengthened against most currencies, with particularly material increases against the currencies of commodity-based economies, adding $207 million to EBIT compared to the prior year. However, as with prior years, the headwinds of higher industry input costs together with CPI inflation continued to erode earnings by $1,257 million compared to 2007, as cost depreciation lagged the sharp declines in commodity prices and economic conditions.

Reduced production volumes impacted earnings by $378 million year-on-year, as record coal, zinc and lead concentrate, platinum and nickel production was offset by lower copper and ferronickel volumes, and, to a lesser extent, the impact of ferrochrome furnace suspensions in the fourth quarter.

The inclusion of the acquired Tahmoor, Ravensworth underground coal operations and an additional 50% interest in Narama, together with productivity improvements at Newlands Northern underground mine and the ramp up of Glendell and the Ulan Underground to full design capacity, delivered record volumes and cost efficiencies at Xstrata Coal.

Zinc production and sales volumes benefited from concentrator expansions in Australia and the commencement of production at the Perseverance mine in Canada on 1 July 2008.

Copper volumes for the year were impacted by operational difficulties and planned lower head grades at Mount Isa and Alumbrera mines. Ferronickel production was lower as a result of the suspension and subsequent mothballing of the Falcondo operation in the second half.

Real cost savings of $184 million were achieved in 2008, marking a seventh consecutive year of real cost savings. Savings were achieved through productivity improvements at the zinc and coal operations, and the ramp up and prioritisation of lower cost production at Xstrata Alloys' Lion smelter which, together with the Bokamoso pelletising plant, has exceeded the expected reduction in overall unit costs. Xstrata Coal also benefited from the improved performance of the Newcastle Port and demonstrated the flexibility of the diverse portfolio of its operations through the opportunistic sale of stockpiles during the adverse weather in Queensland. While higher input costs continued to weigh on earnings in 2008, mining sector inflation is expected to moderate in the near term due to the poor macroeconomic environment, lower commodity price-linked costs including royalties and labour bonuses, and curtailments to mine production across the industry. In particular, lower oil prices will have a significant impact on fuel and energy costs.

Higher earnings from acquisitions include the acquired Resource Pacific coal assets following completion of the transaction in February 2008.

Other income and expenses include the negative impact of the introduction of export retention taxes by the Argentine government, which reduced earnings at Alumbrera. In addition, higher standing charges for idled chrome furnaces, the impact of lower nickel ore grades and the absence of gains on disposal of nickel exploration properties in 2007 also resulted in a reduced EBIT compared to the prior year.

EBIT variances

	$m
EBIT 31.12.07*	**8,587**
Sales price**	(49)
Volumes	(378)
Unit cost – real	184
Unit cost – CPI inflation	(464)
Unit cost – mining industry inflation	(793)
Unit cost – foreign exchange	207
Acquisitions	211
Other income and expenses	(68)
Depreciation and amortisation (excluding foreign exchange)	(176)
EBIT from operations 31.12.08	**7,261**

* *Excludes one-off impact of nickel inventory sale to Glencore in 2007 of $205 million*
** *Net of commodity price-linked costs, treatment and refining charges*

Average commodity prices

	Unit	**Average price 2008**	Average price 2007	% change
Australian FOB export coking*	$/t	**232.5**	98.1	137
Australian FOB export semi-soft coking*	$/t	**157.5**	62.5	152
Australian FOB export thermal coal*	$/t	**95.6**	51.2	87
Americas FOB export thermal coal*	$/t	**80.9**	52.3	55
South African export thermal coal*	$/t	**78.4**	51.7	52
Copper (average LME cash price)	$/t	**6,956**	7,139	(3)
Nickel (average LME cash price)	$/t	**21,104**	37,089	(43)
Lead (average LME cash price)	$/t	**2,084**	2,594	(20)
Zinc (average LME cash price)	$/t	**1,870**	3,257	(43)
Ferrochrome (Metal Bulletin)	¢/lb	**175.8**	89.3	97
Ferrovanadium (Metal Bulletin)	$/kg	**61.2**	37.2	65
Platinum (average LBM cash price)	$/oz	**1,564**	1,337	17

* *Average received price*

LME prices continued to exhibit dramatic volatility, with copper prices peaking at $8,730 per tonne in July, before falling to a low of $2,845 per tonne in late December. Average coal prices were significantly higher than in the prior year, reflecting record contract prices from April and robust spot prices which peaked at around $170 per tonne. At the end of 2008, spot coal prices had declined along with other fuels, to approximately $80 per tonne. The outlook for thermal coal demand remains robust into 2009 as coal retains its cost-competitive position compared to alternative fuels. The majority of LME metals are currently trading at unsustainable levels at or below industry marginal costs, resulting in a significant proportion of current production becoming cash negative. Rapid industry capacity cuts are starting to take effect as attempts are being made to mitigate cash losses and to align production with demand. Furthermore, significant existing and future capacity is being curtailed in the face of limited availability of liquidity and debt funding, particularly for junior companies.

Currency table to $ (USD)

	Average 2008	Average 2007	% change	**At 31.12.08**	At 31.12.07
USD:ARS	**3.16**	3.12	1	**3.45**	3.15
AUD:USD	**0.85**	0.84	1	**0.70**	0.88
USD:CAD	**1.07**	1.07	–	**1.22**	1.00
USD:CHF	**1.08**	1.20	(10)	**1.07**	1.13
USD:CLP	**524**	522	–	**637**	498
USD:COP	**1,968**	2,075	(5)	**2,249**	2,018
USD:PEN	**2.92**	3.13	(7)	**3.13**	3.00
EUR:USD	**1.47**	1.37	7	**1.40**	1.46
GBP:USD	**1.85**	2.00	(8)	**1.46**	1.98
USD:ZAR	**8.27**	7.05	17	**9.32**	6.86

Comparison of average 2008 to 2007 exchange rates, masks significant fluctuations during the year. The US dollar strengthened significantly against the Australian dollar and South African rand in the second half of 2008 as investors sought a safe haven currency in turbulent markets and local 'commodity-based' currencies weakened in line with prices. The ongoing relative strength of the US dollar provides a significant mitigant to the decline in commodity prices through its impact on unit costs.

Earnings

The effective tax rate in the year declined to 25% compared to 28% in 2007, due to lower earnings in higher tax jurisdictions and a strengthening US dollar impacting entities which for tax purposes, lodge returns in local currencies. Minority interests decreased due to lower profits from Minera Alumbrera, particularly in the second half of 2008.

Earnings summary

$m	**Year ended 31.12.08**	Year ended 31.12.07
EBIT (before exceptional items)	**7,261**	8,792
Net finance costs	**(660)**	(793)
Income tax expense	**(1,634)**	(2,301)
Effective tax rate	**25%**	29%
Minority interests	**(269)**	(326)
Attributable profit (before exceptional items) from continuing operations	**4,698**	5,372
Earnings per share (before exceptional items) from continuing operations	**4.90**	5.60
Loan issue costs written-off	–	(60)
Net losses from recycled foreign currency translation reserve	**(226)**	(62)
LionOre break fee (after costs)	–	275
Restructuring and closure costs	**(125)**	–
Liability fair value adjustments	**(194)**	(25)
Profit from discontinued operations	–	53
Impairment of assets	**(974)**	–
Share of loss from associates	**(34)**	–
Inventory write downs	**(93)**	–
Profit on restructure of joint venture	**213**	–
Income tax on exceptional items	**330**	(10)
	(1,103)	171
Attributable profit	**3,595**	5,543
Earnings per share	**3.75**	5.78

Post-tax exceptional items amounted to $1,103 million and include a tax credit on exceptional items of $330 million and net losses from recycled foreign translation reserves of $226 million. Exceptional EBIT items of $1,207 million include $974 million of asset impairments following Xstrata's early actions to close or suspend marginal operations in the light of the low commodity price environment. The Group-wide impairment assessment that has been performed confirms that, on an overall Group basis, the recoverable amounts of Xstrata's assets exceed book value as at 31 December 2008 by some $25 billion. However, as a result of the IFRS requirement to perform impairment testing at an asset or cash-generating unit level, impairments in certain assets have been identified. The strengthening US dollar has reduced, in US dollar terms, the carrying value of a number of Xstrata's operations which have local functional currencies (mainly the Australian dollar, South African Rand and Euro). The overall impact of these exchange rate movements has been to reduce the net book value of Xstrata's assets by approximately $5 billion between 30 June 2008 and 31 December 2008, with a corresponding movement in the foreign currency translation reserve.

The value of the Xstrata Nickel's Falcondo assets in the Dominican Republic was impaired by $455 million including goodwill of $176 million, following the decision to place the operation on prolonged care and maintenance. In the copper business, the Kidd operations in Canada incurred an impairment of $227 million following a re-evaluation of closure and rehabilitation costs. In north Chile, Altonorte and Lomas Bayas incurred an impairment of the carrying value of property, plant and equipment assets of $92 million and $144 million respectively including goodwill of $37 million. This was due predominantly to the impact of weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements on future cash flows.

In addition to these material impairment charges, restructuring and closure costs amounting to $53 million were incurred to close the Lennard Shelf zinc operation in Western Australia in August and $18 million of asset impairments. In November 2008, Xstrata announced the early closure of the Craig and Thayer-Lindsley nickel mines in Canada, incurring $52 million of closure costs and $20 million of asset impairments. An impairment of $93 million was applied to nickel inventory in light of lower nickel prices and consequently lower net realisable value. Volumes of inventory were higher than usual at year-end, due to product from XNA mines being transferred to feed the Sudbury operations in Canada in the final quarter, which resulted in a build-up of inventory in the operational pipeline.

Additional closure costs of $12 million for Falcondo and $8 million for the corporate office downsizing. Xstrata Alloys' minerals reserves were subject to an impairment of $18 million and a net impairment charge of $34 million was recorded in respect of the Group's investment in Lonmin.

A restructuring of the Group's interest in the Douglas Tavistock Joint Venture (DTJV) was undertaken in the first half of 2008. Under the terms of the restructuring, the Group acquired and now manages mobile equipment and reserves equivalent to its 16% interest of the joint venture, in an area contiguous to its 100%-owned Arthur Taylor Colliery Open-cast Mine (ATCOM). This is classified as a business combination under IFRS and recognising the fair value of the assets acquired in place of an interest in the DTJV resulted in an exceptional gain of $213 million. Additional exceptional items were also reported in South Africa, ensuing from an adjustment in the liability due to BEE partners, as a result of a change in the valuation of the assets' ability to generate returns, resulting in a net exceptional charge of $194 million.

The following table indicates EBIT sensitivities for 2009 after allowing for contracted sales and any commodity or currency hedging in place at 2008 year-end, together with sensitivities assuming no contracted sales or hedging.

EBIT sensitivities

$m	**Impact on 2009 EBIT***	Indicative full-year EBIT**
1¢/lb movement in ferrochrome price	**10**	11
$1/kg movement in ferrovanadium price	**3**	3
$1/tonne movement in Australian thermal export FOB coal price	**27**	37
$1/tonne movement in Australian coking export FOB coal price	**3**	5
$1/tonne movement in South African export thermal FOB coal price	**8**	11
1¢/lb movement in copper price	**27**	27
$10/oz movement in gold price	**5**	5
$1/lb movement in nickel price	**144**	144
1¢/lb movement in zinc price	**22**	22
$100/tonne movement in zinc treatment charge price	**68**	10
1¢/lb movement in lead price	**6**	6
$100/oz movement in platinum price	**12**	12
$100/oz movement in palladium price	**6**	6
10% movement AUD	**392**	403
10% movement CAD	**191**	199
10% movement EUR	**32**	32
10% movement ZAR	**132**	142

* *After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2008*

** *Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2008*

Cash Flow, Net Debt and Financing Summary

Cash generated from operations in the period was lower than the previous year at $8.9 billion, due in part to a number of one-off cash benefits in 2007, including the receipt of the LionOre termination payment of $275 million, the one-off benefit of the sale of nickel inventory of $205 million and cash flows generated from the aluminium business unit, disposed in May 2007. Free cash flow reduced to $5 billion, due partly to higher sustaining capital expenditure of $1.7 billion, offset by lower interest and tax payments.

Income tax payments dropped by 41% from 2007 to $1.8 billion.

Expansionary capital expenditure rose to $3.2 billion. The cost of the acquisition of a 24.9% stake in Lonmin totalled $1,878 million, comprising the initial acquisition of 10.7% of Lonmin's issued share capital at a price of £33 per share in August and the subsequent acquisition of a further 14.2% at an average price of £19.79 per share in October.

The acquisitions of Jubilee Mines, a Western Australian nickel producer, and Resource Pacific, owner of the Newpac underground coal mine in New South Wales, Australia were completed in the period with a total cash outlay of $3.6 billion.

During the year, Xstrata issued a three-tranche bond under its Euro Medium-Term Note Programme, comprising EUR750 million 5.875% guaranteed notes due 2011, EUR600 million 6.25% guaranteed notes due 2015 and £500 million 7.375% guaranteed notes due 2020. These bonds have been swapped into US dollars and to floating interest rates. The proceeds from the bond issues were used to refinance existing bank debt and further extend the Group's debt maturity profile.

In October, as part of the discussions with relationship banks regarding the proposed acquisition of Lonmin and associated debt facilities, Xstrata secured a new $5 billion revolving debt facility with a syndicate of 15 banks to refinance existing debt and remove any significant refinancing obligation until 2011. In January 2009, the facility was subsequently increased by an additional $0.5 billion.

The Group now benefits from a comfortable debt maturity profile and significant headroom. Net debt increased by $4.7 billion to $16.3 billion, increasing gearing (defined as net debt to net debt plus equity) to 40% at the end of the year.

On 29 January, Xstrata announced a proposed 2 for 1 rights issue to raise approximately $5.9 billion. The successful completion of the rights issue will provide an appropriate capital structure, even in the event of a prolonged economic downturn, maintain the Group's commitment to an investment grade balance sheet and will enable Xstrata to emerge from the current downturn in a strengthened position.

Movement in net debt

$m	**Year ended 31.12.08**	Year ended 31.12.07
Cash generated from operations*	**8,888**	11,046
Net interest paid	**(552)**	(671)
Dividends received	**2**	4
Tax paid	**(1,753)**	(2,965)
Cash flow before capital expenditure	**6,585**	7,414
Sustaining capital expenditure	**(1,650)**	(1,432)
Disposals of fixed assets	**101**	86
Free cash flow	**5,036**	6,068
Expansionary capital expenditure	**(3,200)**	(1,430)
Cash flow before acquisitions	**1,836**	4,638
Purchase of investments	**(155)**	(41)
Purchase of share in associate	**(1,878)**	–
Purchase of subsidiaries and operations net of cash acquired	**(3,654)**	(2,130)
Sale of aluminium business, net of cash disposed	–	1,120
Other investing activities	**43**	(44)
Net cash flow before financing	**(3,808)**	3,543
Purchase of own shares	**(525)**	(14)
Equity capital management share buy-back	–	(518)
Sale and issue of own shares	**64**	56
Equity dividends paid	**(499)**	(443)
Dividends paid to minority interests	**(221)**	(485)
Redemption of minority interests	–	(22)
Debt acquired with operations	**(14)**	(301)
Redemption of convertible bonds	–	202
Reclassification from equity and liabilities to debt	–	(200)
Fair value adjustment to Canadian capital market notes	–	(113)
Payments from minority interests	**301**	180
Other non-cash movements	**20**	(70)
Movement in net debt	**(4,682)**	1,815
Net debt at the start of the year	**(11,624)**	(13,439)
Net debt at the end of the period	**(16,306)**	(11,624)

* *Includes net termination payment from LionOre of $275 million in 2007*

Reconciliation of EBITDA to cash generated from operations

$m	Year ended 31.12.08	Year ended 31.12.07
EBITDA	**9,657**	10,888
Exceptional items	**(125)**	275
Discontinued operations	**–**	120
Share of results from associates	**(12)**	(15)
Share-based compensation plans	**6**	103
Increase in inventories	**167**	(652)
Increase in trade and other receivables	**868**	(348)
Increase in deferred stripping and other assets	**(299)**	(106)
Increase in trade and other payables	**(640)**	562
Accrual for capital expenditure	**(273)**	(10)
Movement in provisions and other non-cash items	**(461)**	229
Cash generated from operations	**8,888**	11,046

Net debt summary

$m	As at 31.12.08	As at 31.12.07
Cash	**1,156**	1,148
External borrowings	**(17,352)**	(12,640)
Finance leases	**(110)**	(132)
Net debt	**(16,306)**	(11,624)
Net debt to net debt plus equity	**40%**	32%

Working Capital

Working capital

$m	As at 31.12.08	As at 31.12.07
Inventories	**3,573**	4,167
Trade and other receivables	**2,106**	2,967
Prepayments	**288**	265
Trade and other payables	**(3,233)**	(3,745)
Net working capital	**2,734**	3,654

Working capital balances decreased during the course of 2008 due to lower sales prices for exchange-traded metals, which reduced debtors, together with the impact of the stronger US dollar on the value of inventories.

Treasury Management and Financial Instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars. Over 90% of the Group's debt is priced with reference to short-dated US floating interest rates, ensuring that Xstrata reaps the full benefit of the natural hedge to commodity prices provided by US interest rates. In a low commodity price environment, this capital structure significantly reduces the cost of the Group's debt financing.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 31 December 2008 was $4 million. Currency hedging losses reflected in the income statement for the year amounted to $9 million.

The Group did not enter into any strategic, long-term base metals hedging contracts in the period. The unrealised mark-to-market loss on coal and gold hedges at 31 December 2008 for contracts maturing in 2009 was $75 million, based on the forward curve at that date.

Consolidated Capital Expenditure

Capital expenditure summary

(excludes deferred stripping expenditure)

$m	Year ended 31.12.08	Year ended 31.12.07
Alloys	**101**	56
Coal	**459**	460
Copper	**557**	425
Nickel	**267**	281
Zinc	**278**	219
Technology	**3**	3
Unallocated	**9**	11
Total Sustaining	**1,674**	1,455
Attributable Sustaining	**1,633**	*1,426*
Alloys	**121**	64
Coal	**745**	347
Copper	**558**	296
Nickel	**1,645**	424
Zinc	**377**	285
Technology	**3**	1
Total Expansionary	**3,449**	1,417
Attributable Expansionary	**2,983**	*1,396*
Alloys	**222**	120
Coal	**1,204**	807
Copper	**1,115**	721
Nickel	**1,912**	705
Zinc	**655**	504
Technology	**6**	4
Unallocated	**9**	11
Total	**5,123**	2,872
Attributable total	**4,616**	*2,822*

In 2008, total capital expenditure rose to $5 billion. Expansionary capital expenditure of $3.4 billion fell below previous guidance for 2008 of $3.7 billion, as a number of discretionary expenditure items were deferred or foregone in the latter part of the year, reflecting the Group's focus on cash optimisation following the sharp reversal in economic conditions. Sustaining capital expenditure remained in line with full-year guidance at $1.7 billion.

Major items of expansionary capital expenditure during the year included further spending at a number of the Group's major brownfield and greenfield growth projects. Capital expenditure at Xstrata Nickel rose to $1.6 billion in 2008. Over $866 million was spent at Koniambo (on a 100% basis) to make significant progress in the construction of this major greenfield project, which at full capacity will produce 60,000 tonnes of nickel with first quartile costs. Xstrata Nickel's partner SMSP contributed $173 million during the year. Expenditure of $205 million was invested at Xstrata Nickel Australasia to develop the Cosmos and Sinclair operations and continue exploration drilling. The Nickel Rim South project incurred $234 million of capital expenditure for deposit definition and to progress the operation's ramp up as it approaches commissioning. Together with the accelerated closure of end-of-life operations, the Nickel Rim South project will transform Xstrata Nickel's Sudbury operations and significantly reduce the overall cost profile of the complex when it commences production this year. Capital spending at Xstrata Coal included the Goedgevonden thermal coal operation in South Africa which is on track to commence production in the second quarter, the expansion of Glendell and expenditure to progress the large-scale Wandoan project. New operations commenced during 2008 at Xstrata Zinc's Perseverance mine in Canada, Xstrata Nickel's Sinclair mine in Western Australia and the Elandsfontein PGM mine and concentrator in South Africa. Expansion projects were completed at Lomas Bayas and Altonorte copper operations during the second half and pre-feasibility and feasibility studies were progressed or completed at a number of copper growth projects including Tampakan, Las Bambas, Antapaccay, El Pachón, El Morro, Energía Austral and in respect of expansions to the Collahuasi and Antamina operations.

Xstrata's businesses are undertaking ongoing reviews of both sustaining and expansionary capital expenditure and have already identified significant reductions in 2009 expenditure, through the deferral or suspension of capital spending during a period of depressed commodity prices, lower cash flows and poor visibility into the near-term outlook. Capital expenditure deferrals have been structured to retain maximum optionality from Xstrata's significant organic growth pipeline, positioning the Group to rapidly bring on lower cost organic growth in key commodities when market conditions allow.

Acquisitions and Disposals

On 29 October 2007, the Group announced a cash offer for shares in Jubilee Mines NL (Jubilee) of AUD23 per share. Xstrata gained control of Jubilee on 31 January 2008 and had acquired 100% of the shares in Jubilee by 31 March 2008 for a total cost of $2,751 million net of cash acquired. The acquisition has brought Xstrata Nickel access to the major Western Australian nickel belt through the operational Cosmos nickel mine, together with further growth options from the Sinclair growth project, which was commissioned in October, and a highly prospective land position.

On 5 December 2007, the Group announced an unconditional cash offer for Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. Xstrata gained control of Resource Pacific on 20 February and the acquisition completed on 23 April 2008. The total cost of the acquisition was $903 million net of cash acquired. Resource Pacific was previously listed on the Australian stock exchange and owns a 90% interest in the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia. Under a put option granted as part of the co-operation agreement entered into between Marubeni Corporation and Xstrata Coal, Marubeni Corporation purchased 11.98% of Resource Pacific equivalent to 40.5 million shares for a total consideration of AUD130 million ($122 million) on 21 October 2008 to bring its total shareholding to 22.2%. Xstrata Coal now owns 77.8%.

On 5 September 2008, Xstrata Copper purchased a 17.83% stake in Indophil Resources NL (Indophil) from Lion Selection for AUD 82 million (approximately $68 million). The acquisition followed the expiry of Xstrata Copper's offer for Indophil at AUD1.28 per share on 29 August, 2008 and brought Xstrata's total shareholding in Indophil to 19.99%. Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control of the Tampakan project.

On 6 August 2008, Xstrata announced a proposed cash offer for Lonmin, the world's third largest platinum producer, valuing Lonmin's issued share capital at approximately £5 billion ($10 billion at the then prevailing exchange rate), and announced that it had acquired 10.7% of Lonmin's issued share capital. The proposed offer reflected the Group's long-stated intention to develop a world-class platinum business. Subsequent market turbulence and uncertainty over the future refinancing of acquisition debt led Xstrata to decide not to proceed with a full offer on 1 October 2008, however, the Group increased its stake in Lonmin to bring its holding to 24.9% to provide a significant stake in a business with attractive long-term fundamentals.

Dividends

In light of the rights issue, Xstrata's Board of Directors has decided to waive the final dividend for 2008. As a result, the full year dividend will consist of the interim dividend of 18¢ per share, which was declared in August and paid on 10 October. The Board recognises the importance of dividend payments to shareholders and will resume dividend payments at the earliest opportunity.

Further details regarding tax refunds on dividend payments, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. During the period, 4,664,407 shares were disposed of and six million shares were issued to the Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions) to service the exercise of employee share options. During the year, Batiss Investments purchased 6.92 million shares under the equity capital management programme, at an average price of £36.85 per share, bringing the total number of shares held by Batiss Investments to 16.23 million, representing 1.66% of Xstrata's issued share capital.

Share price

	XTA LSE (GBP)	XTA SWX (SFR)
Closing price 31.12.07	**35.50**	81.75
Closing price 31.12.08	**6.40**	9.80
Period high	**44.20**	90.80
Period low	**5.75**	9.70
Period average	**29.04**	9.69

Shares in issue for EPS calculations

	Number of shares (000s)
Weighted average for year ended 31.12.08 used for statutory eps calculation	958,667
Weighted average for year ended 31.12.07 used for statutory eps calculation	959,549
Total issued share capital as at 31.12.08	977,671

Publicly disclosed major shareholders

Name of shareholder	**Number of ordinary shares of US$0.50 each**	% of ordinary issued share capital
Glencore International AG*	**336,801,333**	34.45
Capital Research and Management	**51,492,225**	5.27
AXA S.A.	**41,225,636**	4.21
Legal & General Group Plc	**29,999,246**	3.06

* *The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly-owned subsidiary of Glencore International AG*



Alloys



Peet Nienaber
Chief Executive Xstrata Alloys

Xstrata Alloys' EBIT rose by 159% in 2008 to $1 billion, due to record ferrochrome prices and strong cost control, which resulted in real cost savings of $32 million in 2008. An increase in platinum group metals in concentrate production, following the successful commissioning of the Elandsfontein operation was offset by lower ferrochrome volumes. Higher mining and CPI inflation were more than outweighed by the positive impact of the weaker South African Rand against the US dollar.



For more information visit:
www.xstrataalloys.com

Alloys Operations

Production	**2008**	2007
Ferrochrome (kt)*	**1,126**	1,219
Ferrovanadium (k kg)	**3,622**	4,280
V_2O_5 (k lbs)	**16,604**	18,870
Platinum Group Metals** (oz)	**222,516**	99,215
Employees	**9,476**	8,499
Average prices		
Chrome (US¢/lb) (European benchmark)	**175.8**	89.3
Ferrovanadium (US$/kg) (Metal Bulletin)	**61.2**	37.2
Vanadium pentoxide (US$/lb) (Metal Bulletin)	**13.5**	7.4
Platinum ($/oz) (London Platinum & Palladium Market)	**1,578**	1,337
Palladium ($/oz) (London Platinum & Palladium Market)	**353**	355
Rhodium ($/oz) (Metals Week)	**6,483**	6,201

Alloys Financial data

	2008	2007
Revenue ($m)	**2,002**	1,352
EBITDA ($m)	**1,094**	448
EBIT ($m)	**1,007**	389
Share of Group EBIT (%)	**13.9**	4.4
Capital expenditure ($m)	**222**	120

Contribution to Group revenue in 2008

7%

Contribution to Group EBIT in 2008



14%

* *Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture*
** *100% consolidated*

Markets

Ferrochrome and Vanadium

The first half of 2008 was characterised on the one hand by robust supply demand fundamentals driven by high stainless steel melt production, which steadily increased from the beginning of the year and on the other hand by supply-side cutbacks resulting from power restrictions imposed by South Africa's power utility Eskom. Ferrochrome base prices remained strong throughout the year and the average European benchmark price for 2008 of 175.8¢ per pound was 97% higher than in the previous year.

In the first half, global ferrochrome production reached 2 million tonnes per quarter for the first time, 6% higher than for the same period in 2007. However, a typically slow third quarter was exacerbated by lower steel production in China during the Olympic Games and was followed by a dramatic fall in demand during the fourth quarter as the global financial turmoil impacted all major commodity markets. Between July and December 2008, the European benchmark ferrochrome price fell by 9% while the spot price fell by 53%.

The supply-side response to weaker demand has been rapid and significant cuts were announced by all the major ferrochrome producers during the fourth quarter of 2008. Stainless melt growth will be significantly below its long-term average for the second consecutive year, with global production for 2008 estimated to have declined by approximately 11% to 25.5 million tonnes.

Exports of South African chrome ore increased significantly as a result of the power restrictions in the first half of 2008 which constrained domestic beneficiation. As a result of the increased availability of ore and robust ferrochrome prices enabled previously uneconomical capacity to restart in various regions, including China and India. The increased supply of ferrochrome coupled with deterioration in demand resulted in the ferrochrome spot price softening to levels below the prevailing international contract price towards the end of 2008.



The Bokamoso pelletising project at Wonderkop in South Africa reached full production capacity during 2008, exceeding name-plate capacity by more than 15% for three consecutive months

Similarly, demand for vanadium was robust in the first half but weak in the latter part of the year. Strong demand and severe supply disruptions in China and South Africa during the first part of the year resulted in prices more than doubling. The impact of the global financial crisis from September caused the ferrovanadium price to decline by 71% from its highs earlier in 2008, to end the year at $26.50. The average price for 2008 of $61.18 per kilogram of vanadium was 65% higher than the previous year.

Outlook

Planned expansions to South African ferrochrome capacity in 2008 were largely deferred due to the ongoing power constraints. These deferrals have been further extended in South Africa and globally, in response to the current economic slowdown.

The outlook for ferrochrome and vanadium remains, however, robust in the medium to long term. In the medium term, steel production is expected to increase from current low levels, supported by major economic stimulus plans, which include significant investment in infrastructure. Stainless melt production in 2009 is expected to decrease by around 3% to approximately 24 million tonnes. As global demand recovers, production cutbacks coupled with the deferral or cancellation of capacity expansions will reduce oversupply and will again place upward pressure on prices

Platinum Group Metals

Strong demand in recent years for platinum group metals (PGM) has been driven by growth in automobile production and tightening emissions legislation creating increased demand for catalytic converters, while tight supply was due largely to mine underperformance at a number of producers. In early 2008, platinum and rhodium prices rose to all time record levels of $2,275 and $10,100 per ounce, respectively, in response to the South African power constraints, adverse weather conditions and temporary mine closures due to safety issues.

Demand for platinum from the auto catalyst industry fell in response to weakening global economic conditions, particularly in the fourth quarter of 2008 as the severity of the global financial turmoil became apparent. The platinum price traded down to parity with gold for the first time since 1997. From the record highs reached earlier in the year, platinum and rhodium prices decreased by 61% and 88% respectively, ending the year at $899 and $1,250 per ounce respectively.

Weaker demand is leading a number of PGM producers to scale back production and to defer planned expansions.

Outlook

Despite the current economic situation, the medium to long-term outlook for PGMs remains positive. Recent deferrals of capital projects are likely to lead to more severe supply-side constraints, while demand is expected to improve in line with economic conditions and in response to the stimulus packages introduced by major countries, the tightening of emissions legislation globally and increased penetration of diesel-powered vehicles in Europe and, in particular, the US.

Operations

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Ferrochrome and vanadium		
Revenue	**1,733**	1,223
EBITDA	**959**	382
Depreciation and amortisation	**(52)**	(52)
EBIT	**907**	330
Share of Group EBIT	**12.5%**	3.7%
Capital employed	**969**	1,092
Return on capital employed*	**83.0%**	31.0%
Capital expenditure	**108**	103
Sustaining	**95**	56
Expansionary	**13**	47
Platinum group metals		
Revenue	**269**	129
EBITDA	**135**	66
Depreciation and amortisation	**(35)**	(7)
EBIT	**100**	59
Share of Group EBIT	**1.4%**	0.7%
Capital employed	**3,121**	1,774
Return on capital employed*	**6.7%**	16.4%
Capital expenditure	**114**	17
Sustaining	**6**	–
Expansionary	**108**	17

* *ROCE % based on average exchange rates for the year*

EBIT variances

	$m
EBIT 31.12.07	**389**
Sales price*	619
Volumes	(26)
Unit cost – real	32
Unit cost – CPI inflation	(68)
Unit cost – mining inflation	(61)
Unit cost – foreign exchange	206
Other income and expenses	(47)
Depreciation and amortisation (excluding foreign exchange)	(37)
EBIT 31.12.08	**1,007**

* *Net of commodity price-linked costs, treatment and refining charges*

Xstrata Alloys' EBIT rose by 159% in 2008 to $1 billion, due to record ferrochrome prices and strong cost control, which resulted in real cost savings of $32 million in 2008. Lower ferrochrome volumes offset the benefit of increased PGM volumes. Higher mining and CPI inflation were more than outweighed by the positive impact of the weaker South African Rand against the US dollar.

Ferrochrome and Vanadium

EBIT from the ferroalloys division rose by 175% in 2008 to $907 million, primarily due to record ferrochrome prices and excellent cost control.

Attributable saleable production of 1.1 million tonnes of ferrochrome was 8% lower compared to the previous year, following significant production cuts during the last quarter of the year in response to the worldwide economic slowdown. In November and December, the Xstrata-Merafe Chrome Venture announced the temporary suspension of 11 furnaces. In January 2009, the Venture announced the suspension of a further six furnaces, bringing total suspended production to 80% of annual capacity. Reduced power supply as well as a planned plant closure in December 2008 impacted adversely on ferrovanadium volumes, which fell by 15% in 2008.

Power supply from Eskom, the South African power supplier, was reduced by 10% during the first half of 2008, in an effort to stabilize the national grid. This had a significant impact on Xstrata Alloys' operations and is anticipated to continue to impact production and supply growth over the next five years, until new generating capacity comes on line. In response to the power constraints, a task team has been set up to investigate short- medium- and long-term generation alternatives, including the establishment of an independent power generation facility.

Cost savings of $22 million were achieved as a result of ongoing process improvement initiatives and investments to reduce costs, including lower cost new capacity at Project Lion and Bokamoso, which resulted in an improvement of 13% in power efficiency and a 9% improvement in ore consumption efficiencies. These technologies allow some replacements of metallurgical grade coke with lower priced reductants, mitigating the impact of a year-on-year increase of 71% in the average consumption prices of metallurgical grade coke and char.

Platinum Group Metals

EBIT from the growing platinum group metals (PGM) division increased by 70% to $100 million in 2008 primarily as a result of a 124% increase in PGM in concentrate production to 224,305 ounces in 2008 following the successful commissioning of the Elandsfontein operation. Improved volumes contributed $72 million to EBIT and more than offset the negative impact of the rapid decline in PGM prices in the second half of the year.

Steady state production from the Elandsfontein opencast operation was achieved ahead of schedule and within budget in June 2008 and the mine is now producing approximately 250,000 tonnes of ore per month. Production at the Mototolo joint venture was slightly lower than in 2007, due to unforeseen geological conditions at the Lebowa Shaft which negatively impacted grade and ore volume. Mining conditions are expected to improve during 2009.

The development of the Mototolo on-reef decline clusters has progressed well, making additional mining faces available to support ramp up to steady state production of 200,000 tonnes per month by early 2010. The MF2 concentrator is performing according to design.

Summary production data

	Year ended 31.12.08	Year ended 31.12.07
Ferrochrome (kt)*	**1,126**	1,219
Vanadium**		
Ferrovanadium (k kg)	**3,622**	4,280
V_2O_5 (k lbs)	**16,604**	18,870
Platinum Group Metals (oz)**		
Platinum	**138,098**	57,303
Palladium	**65,774**	32,618
Rhodium	**18,644**	9,294
Indicative average published prices (Metal Bulletin)		
Ferrochrome (¢lb)	**175.8**	89.3
V_2O_5 ($/lb)	**13.5**	7.4
Ferrovanadium ($/kg V)	**61.2**	37.2
Average LBM Platinum price ($/oz)	**1,564**	1,337
Average LBM Palladium price ($/oz)	**347**	355
Average LBM Rhodium price ($/oz)	**6,160**	6,201

* *Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture*
** *100% consolidated*

The Lion ferrochrome smelter in South Africa utilises Xstrata's proprietary Premus technology enabling lower cost, energy-efficient production

Developments

Ferrochrome

The Bokamoso pelletising project reached full production capacity during 2008 and exceeded name-plate capacity by more than 15% for three consecutive months.

The additional agglomeration capacity provided by the Lion and Bokamoso projects allowed for the production and use of increased volumes of fine UG2 chrome ore. Optimisation of the UG2 concentrating plants and additional production from the Mototolo and Eland concentrators resulted in a production increase of 20% to 1.5 million tonnes UG2 during 2008. The maximum use of UG2 is favoured during periods of reduced ferrochrome production at the smelters in order to optimise production costs.

The Boshoek opencast reserves have been successfully developed and are now in operation at a sustainable level. The development of the Magareng opencast reserves and mine was completed during 2008 to supplement chromite ore supplies to Lion and Lydenburg.

Xstrata Alloys has submitted 11 applications for new order prospecting and mining rights under South Africa's Mineral and Petroleum Resources Development Act. All of these applications have been granted to Xstrata Alloys by the Department of Minerals and Energy. Of the 11 applications made to convert existing old order mining rights, nine have been granted and notarially executed. The outstanding conversions are being processed.

Platinum Group Metals

The Western Decline System at the Elandsfontein mine will commence sinking in early 2009 and the Eastern Decline System is scheduled to follow approximately 18 months later. Production from the underground operations is scheduled to replace opencast tonnage, maintaining current milling throughput. The Western Decline System should reach steady state production by 2011 and the Eastern Decline System by 2012, doubling current production levels. Elandsfontein has an estimated mine life of approximately 50 years.

The acquisition of the De Wildt property for $12 million has enhanced the Elandsfontein resource and will result in an extension of the open pit mineable area as well as provide access to the Madibeng lease area. An extensive exploration programme at the Madibeng and De Wildt properties commenced during August 2008. Exploration drilling is also under way at the Beestkraal property, where the first five boreholes have intersected both the Merensky and UG2 reef horizons.

A binding Heads of Agreement was concluded with Nkwe Platinum Ltd and Genorah Resources Ltd in August, giving Xstrata the exclusive option to acquire a 50% interest in the project located on the Eastern Limb of the Bushveld Igneous Complex. Pre-feasibility work is progressing well with a total of 53,000 metres of exploration drilling completed to date. The pre-feasibility drilling programme is scheduled to be completed in the third quarter of 2009.



Coal



Peter Freyberg
Chief Executive Xstrata Coal

Very strong demand for thermal and coking coal in both the Pacific and Atlantic markets for the majority of the year drove coal prices to unprecedented levels. Robust prices, a strong operating performance and record sales volumes resulted in Xstrata Coal's EBIT rising more than four-fold to $3.5 billion. Real unit cost savings of $117 million year-on-year were achieved due to productivity improvements. The Resource Pacific acquisition was successfully integrated during the year.

For more information visit:
www.xstratacoal.com

Coal Operations

Production (million tonnes)	**2008**	2007
Total consolidated production	**85.5**	82.8
Employees	**9,622**	9,179
Average prices		
Average received export FOB coal price ($/t)		
Australian thermal	**95.6**	51.2
South African thermal	**78.4**	51.7
Americas thermal	**80.9**	52.3
Australian coking	**232.5**	98.1
Australian semi-soft coking	**157.5**	62.5

Coal Financial data

	2008	2007
Revenue ($m)	**7,944**	4,201
EBITDA ($m)	**4,173**	1,194
EBIT ($m)	**3,549**	690
Share of Group EBIT (%)	**48.9**	7.8
Capital expenditure ($m)	**1,204**	807

Contribution to Group revenue in 2008

28%

Contribution to Group EBIT in 2008

49%



Markets

Pacific Thermal Coal Markets

Coal retains its attractive cost position for base load electricity generation and continues to underpin Asia's power generation capacity. In 2008, supply in the Pacific Basin was again characterised by reduced Chinese exports, higher levels of lower quality exports from Indonesia and continued infrastructure constraints in Australia. Coal production from Indonesia is split in the approximate ratio of 45% bituminous, 45% sub-bituminous coal and 10% low-rank coal. An increasing proportion of the sub-bituminous and low-rank coal has a very low energy content, below 5,000kcal/kg gar and does not compete directly with Xstrata's higher quality Australian bituminous coal production.

Demand in the Pacific market grew by only 2% in 2008, whilst supply grew by only 1%.

Although Australia and Indonesia recorded supply growth of 10% and 8% respectively, overall supply was minimal due to a 26% reduction in Vietnamese exports and a 19% reduction in Chinese exports.

Record thermal coal contract prices were achieved by the major Australian coal producers with major Japanese contract customers for the year commencing 1 April 2008, resulting in a 2008 benchmark price of $125 per tonne. This represented an increase of $69.50 per tonne, 125% higher than the previous year. During the third quarter, Xstrata Coal agreed mid-year annual contracts with Japanese consumers, in the range of $130 to $155 per tonne.

Xstrata's Pacific market thermal coal sales remain dominated by Japan, Korea and Taiwan, which account for over 75% of sales. Term and annual contracts represented approximately 80% of Xstrata Coal Australia's thermal coal sales in 2008 with the balance sold on the spot market.

Outlook

Coal's competitiveness with alternative fuels is expected to continue to underpin its position as a base load fuel for power generation notwithstanding the effects of the global economic crisis on overall energy demand. It is expected that the recovery in Mexican thermal coal imports, the commissioning of further generating units in Korea, together with India's requirement to increase imports to meet its domestic needs will contribute to stable coal demand in 2009.



Improved productivity at Ulan Underground in New South Wales, Australia, contributed to the 15% increase in saleable production during 2008 by the Australian thermal coal operations

Atlantic Thermal Coal Markets

Higher oil and gas prices in the first three quarters of 2008 contributed to significant increases in Atlantic thermal coal prices during this period, despite a mild European 2007/08 winter. Declines in European domestic production, buoyant European electricity markets and sustained supply-side constraints provided further support to coal pricing. The impact of the global financial crisis and the subsequent recession of major economies resulted in oil and thermal coal prices retreating in the fourth quarter from the record highs achieved earlier in the year. European demand for imported coal remained at a similar level to the previous two years.

Exports of South African coal were down by 6% compared to 2007, due to the combined impacts of inconsistent rail transport performance, heavy rainfall during the summer and occasional power supply disruptions. Incremental demand from the sub-continent and Pacific markets, coupled with lower freight rates in the last quarter, further curtailed coal availability from South Africa for Europe, its principal market. Increased exports from Colombia and the US have largely been balanced by supply shortfalls from South Africa, Russia, Poland and Venezuela. Inadequate rail infrastructure and rising domestic market demand restricted exports from Russia, while rising domestic demand in Poland resulted in exports falling below 2 million tonnes.

Volatile spot FOB prices increased from just below $100 per tonne in January to a high of over $170 per tonne in July but fell to below $80 per tonne by year-end. Significant premiums to the index for standard quality South African coal have been reported throughout the year as a result of limited availability.

The South African domestic market remained buoyant amidst tight availability linked to production shortfalls and incremental increases in demand from Eskom.

Outlook

Uncertainty in the world financial markets and the global recessionary environment are likely to result in further volatility in the energy complex in the near and medium term. Reduced exports from the US and declining European coal production are expected to offset the effects of lower industrial electricity demand in Europe on seaborne thermal coal demand.

Coking Coal Markets

Coking coal markets experienced significant fluctuations in supply and demand throughout 2008. The first half experienced unprecedented customer demand for available tonnes, following the extreme flooding events in Queensland during the first quarter which severely restricted the availability of prime hard coking coal and reduced Australian coking coal export supply in the first half by 6 million tonnes. Steel producers looked to US suppliers to cover the supply shortfall, lifting US exports by 9 million tonnes over the full year.

In stark contrast, the second half of 2008 saw the steel and manufacturing industries significantly impacted by the sudden global financial liquidity crisis, resulting in reduced customer demand for all grades of metallurgical coal. Full year 2008 data indicates global steel production in coking coal importing countries grew by only 1% over 2007, leading to increased coking coal demand of 8 million tonnes. Australian and Canadian metallurgical coal exports were marginally below 2007 levels.

In April, term prices of $300 per tonne were agreed with customers for prime hard coking coals for the year ending March 2009 by the leading producer. This settlement represented an increase of $202 per tonne (206%) over the previous year, and in some cases includes the cancellation of some of the carry over arising from the floods in Queensland in early 2008. With the exception of Xstrata, all other hard coking coal suppliers subsequently settled at an equivalent price level.

Xstrata concluded its 2008 price negotiations with term customers while simultaneously developing a new customer base largely within the rapidly expanding Indian steel industry. For the contract year commencing April 2008, the average contract price for prime hard coking coal agreed was $360 per tonne.

Asian steel mills and Australian coal producers settled prices for NSW high volatile semi-soft coking coals at approximately $240 per tonne, which applies for the contract year commencing 1 April 2008 representing an increase of 276% over last year's term price of $63.90 for Xstrata brands.

Term and annual contracts account for in excess of 70% of Xstrata's hard coking coal and semi-soft coking coal sales. Xstrata's hard coking coal is sold into each major market while Japan remains the dominant market for semi-soft coking coal.

Outlook

The coking coal market in 2009 is expected to remain heavily affected by the global economic downturn. In response to low prices, approximately 24 million tonnes of coking coal production curtailments have been announced for 2009 representing approximately 13% of planned production levels prior to the economic downturn in the second half of 2008. However, until steel consumption begins to recover, all metallurgical coal grades will continue to be in oversupply, although the declining value of the Australian dollar will provide Xstrata with some cost offset to declining prices.



The Colombian Cerrejón operation achieved a record operating result in 2008 as it ramps up to 32 million tonnes per annum.

Operations

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Revenue: operations[†]	**7,633**	3,965
Coking Australia	**1,595**	587
Thermal Australia	**4,139**	1,996
Thermal South Africa	**1,058**	864
Thermal Americas	**841**	518
Revenue: other	**311**	236
Coking Australia	**2**	–
Thermal Australia	**260**	180
Thermal South Africa	**49**	56
Total revenue	**7,944**	4,201
Coking Australia	**1,597**	587
Thermal Australia	**4,399**	2,176
Thermal South Africa	**1,107**	920
Thermal Americas	**841**	518
EBITDA	**4,173**	1,194
Coking Australia	**1,022**	214
Thermal Australia	**2,191**	508
Thermal South Africa	**542**	235
Thermal Americas	**418**	237
Depreciation and amortisation	**(624)**	(504)
Coking Australia	**(92)**	(71)
Thermal Australia	**(317)**	(231)
Thermal South Africa	**(131)**	(126)
Thermal Americas	**(84)**	(76)
EBIT	**3,549**	690
Coking Australia	**930**	143
Thermal Australia	**1,874**	277
Thermal South Africa	**411**	109
Thermal Americas	**334**	161
Capital employed	**8,343**	8,557
Australia	**5,194**	5,269
South Africa	**1,317**	1,481
Americas	**1,832**	1,807
Share of Group EBIT	**48.9%**	7.8%
Australia	**38.6%**	4.8%
South Africa	**5.7%**	1.2%
Americas	**4.6%**	1.8%
Return on capital employed*	**37.0%**	9.2%
Australia	**44.6%**	10.0%
South Africa	**27.7%**	7.6%
Americas	**18.2%**	8.9%
Capital expenditure	**1,204**	807
Australia	**776**	489
South Africa	**346**	231
Americas	**82**	87
Sustaining	**459**	460
Expansionary	**745**	347

† *Includes purchased coal for blending with mine production*
* *ROCE % based on average exchange rates for the year*

EBIT variances

	$m
EBIT 31.12.07*	**690**
Sales price*	2,823
Volumes	63
Unit cost – real	117
Unit cost – CPI inflation	(230)
Unit cost – mining industry inflation	(206)
Unit cost – foreign exchange	81
Other income and expenses	47
Depreciation and amortisation (excluding foreign exchange)	(83)
Business combinations	247
EBIT 31.12.08	**3,549**

* *Net of commodity price-linked costs, treatment and refining charges*

Very strong demand for thermal and coking coal in both the Pacific and Atlantic markets for the majority of the year drove coal prices to unprecedented levels. Robust prices were complemented by a strong operating performance and record sales volumes at Xstrata Coal's operations, which contributed an additional $63 million to EBIT compared to 2007. Overall, Xstrata Coal EBIT rose more than four-fold to $3.5 billion, with stronger prices contributing an additional $2.8 billion to 2008 earnings.

Sales volumes increased for all operating regions except South Africa, which struggled with rail constraints. Coking coal production benefited from a full year of Tahmoor sales and opportunistic sales from the Oaky Creek Complex to take advantage of excess capacity during the Queensland floods in the first quarter of 2008. Australian thermal coal sales benefited from the continued ramp up at Ulan Underground and the commencement of the owner-operated Glendell operation. Cerrejón continues to increase sales in line with its expansion to 32 million tonnes per annum total operating capacity.

Inflationary pressures in mining sector input costs continued in 2008, in particular for fuel and explosives and impacted EBIT by $436 million compared to 2007. Excluding the effect of CPI, royalties and coal mining sector inflation, real unit cost savings of $117 million year-on-year were achieved due to productivity improvements at the Newlands Northern Underground, the improved Ulan underground performance, changes in the domestic sales mix in South Africa, partially offset by cost increases at Bulga Opencut due to an increase in contractor overburden removal, ongoing geological issues at Beltana and Rolleston, geotechnical issues at Newlands Opencut operations, and the planned closure of the Impunzi Underground.

The rapid depreciation in exchange rates in the last quarter of the year more than offset stronger operating currencies in the early part of the year, with foreign exchange contributing an additional $81 million to EBIT compared to the prior year.

Australian Thermal Coal

The strength of the Asian coal markets drove up the price of coal during 2008, with the average realised thermal price in 2008 rising to $96 per tonne, an increase of 87% on the prior year. Average realised semi-soft prices also increased relative to the 2007 levels, up by 152% to $158 per tonne, leading to an increase in EBIT of 577%, to $1.9 billion.

Saleable production increased by 15% over 2007 levels to 40 million tonnes, due to an improved performance at the Newlands Northern Underground, continued ramp up at Ulan Underground and the commencement of the owner-operated Glendell operation at the

Mount Owen Complex. Improved performance by Port Waratah Coal Services (PWCS) in New South Wales decreased demurrage expenditure in 2008.

Australian coking coal

In 2008, market prices for coking coal reached record levels, driven by strong demand and a shortage of supply due to the floods in Queensland in the first quarter of the year. EBIT from the coking coal operations increased to $930 million, up 550% on 2007, as a result of significantly higher average received prices of $233 per tonne, an increase of 137% over the previous year.

Overall coking coal sales volumes increased in 2008, benefiting from the inclusion of Tahmoor for the full 12 months, plus opportunistic sales from the Oaky Creek Complex during the floods in the first quarter. This was partially offset by the impacts of the global economic crisis and the significant downturn in demand from steel and manufacturing industries in the fourth quarter. As a consequence, Xstrata Coal made the decision to suspend longwall operations at the Oaky Number 1 mine and will continue to meet customer demand via existing stockpiles and production from the Oaky North operation.

South Africa

EBIT from the South African operations increased by 277% to $411 million due to significantly higher average realised prices, which were 52% higher than in 2007 at $78 per tonne, on the strength of the Atlantic Coal market, real unit cost savings and the weaker South African Rand.

Sales volumes decreased by 4% to 24 million tonnes in 2008, predominantly due to the rail constraints experienced during the year which resulted in a decline in export tonnes of 10% to 12.3 million tonnes. To mitigate this reduction in export capacity, efforts were made to secure additional domestic sales to supplement lost export sales, resulting in a 5% increase in domestic sales to 11.7 million tonnes. The domestic sales were primarily for ESKOM to assist in alleviating the power issues across the country. Production for 2008 decreased by 2 million tonnes, mainly due to the planned closure of the Impunzi Underground operation.

Real unit costs, excluding removing the effect of inflation and one-off costs, improved significantly due to the continued ramp up at the low cost Goedgevonden operation and the change in the sales mix due to a higher proportion of lower cost domestic sales, partially offset by the closure of the Impunzi Underground. The South African Rand depreciated approximately 17% during the year, which also benefited EBIT.

Americas

The Cerrejón operation in Colombia achieved a record operating result for 2008, with Xstrata Coal's share of EBIT more than doubling to $334 million compared to the previous year. This result was due to the strength of the Atlantic coal market during the year which enabled Cerrejón to achieve average realised prices of $81 per tonne, 55% up on 2007.

Sales volumes increased to 10.5 million tonnes, up 6% on 2007. Productivity improvements were achieved as a result of the investments made in equipment to achieve increased total production capacity of 32 million tonnes per annum by year's end. Xstrata Coal's share of production has increased to 10.4 million tonnes in 2008.

Operating costs at Cerrejón were impacted by significant inflationary pressures in 2008, in particular fuel and explosives. After removing the effect of inflation and one-off costs, real unit cost savings have been achieved through productivity improvements.

Summary production data

(million tonnes)	**Year ended 31.12.08**	Year ended 31.12.07
Total consolidated production	**85.5**	82.8
Australian coking	**6.9**	6.8
Australian semi-soft coking	**5.3**	6.4
Australian thermal	**40.2**	35.0
South African thermal*	**22.7**	24.7
Americas thermal	**10.4**	9.9
Consolidated Australian sales total	**51.8**	46.5
Coking export	**7.0**	6.0
Semi-soft coking export	**5.3**	6.4
Thermal export	**31.3**	26.6
Thermal domestic	**8.2**	7.5
Consolidated South African sales total*	**24.0**	24.9
Thermal export	**12.3**	13.7
Thermal domestic	**11.7**	11.2
Consolidated Americas sales total	**10.5**	9.9
Attributable Australian sales total	**49.5**	43.9
Coking export	**7.0**	6.0
Semi-soft coking export	**4.8**	5.8
Thermal export	**29.6**	24.7
Thermal domestic	**8.1**	7.4
Attributable South African sales total*	**19.6**	20.1
Thermal export	**9.8**	11.0
Thermal domestic	**9.8**	9.1
Average received export FOB coal price ($/t)		
Australian coking	**232.5**	98.1
Australian semi-soft coking	**157.5**	62.5
Australian thermal	**95.6**	51.2
South African thermal	**78.4**	51.7
Americas thermal	**80.9**	52.3

* *For production reporting, DTJV is included for the full year ended 31 December 2008. For financial reporting, DTJV is excluded from Xstrata Coal's ex-mine results due to the DTJV restructuring announced on 3 March 2008*

Developments

Xstrata Coal continued to progress the development of its world-class portfolio of low-cost expansion and development options.

Australia

Xstrata Coal achieved majority ownership of the Ravensworth underground coal mine in the first quarter of 2008. Since assuming management control, the operation has been fully integrated, with longwall production recommencing in the third quarter.

In March, Xstrata commenced operations at its New South Wales Glendell operation, having received government approval to increase the maximum rate of run of mine coal production of Glendell from 3.6 million tonnes per year to 4.5 million tonnes per annum. The coal from Glendell is being processed through the expanded Mount Owen Coal Handling and Processing Plant, which was commissioned in January ahead of time and within budget.

The Liddell operation in New South Wales was also successfully expanded from 4.5 million tonnes per year to 7 million tonnes per annum ROM on a managed basis, with the completion of the new Liddell Coal Processing Plant on time and within budget in the fourth quarter of 2008.

Development of the Blakefield South underground operation, within the Bulga Coal Complex, continues. Blakefield South will replace the high productivity Beltana underground mine and first longwall coal is expected in 2010.

Planned expansions of the Ulan mine and the Ravensworth complex were advanced through pre-feasibility studies into the feasibility phase, both of which will continue through 2009.

Xstrata Coal completed feasibility studies and received the mining lease for its proposed $1 billion Mangoola Coal Project in New South Wales. The Mangoola mine will produce up to 10.5 ROM million tonnes of both export and domestic quality thermal coal annually and has an expected mine life of 18 years. In August, the Xstrata Board approved the development of the open cut thermal coal mine.

The large Wandoan coal project completed pre-feasibility in late 2008 and released the Environmental Impact Statement for public review in December. A large scale sample pit development in the middle of the year generated washed coal for market testing and trial burns, with favourable results. The Wandoan project, located in the Surat basin in Queensland, is expected to deliver over 20 million tonnes of thermal coal annually and feasibility studies will continue throughout 2009. There was also a significant increase in the project's coal resources to 2,530 million tonnes and a maiden marketable reserve of 395 million tonnes.

South Africa

In March 2008, Xstrata announced the restructure of its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA) in March 2008. Under the terms of the restructuring, Xstrata acquired and now manages the mining of reserves approximately equivalent to its original 16% share in the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-Cast Mine (ATCOM) operations. Xstrata will commence separate mining operations from 1 July 2009. The restructuring enables Xstrata to integrate the acquired discrete reserves from the former DTJV into Xstrata Coal's 100% owned ATCOM complex, to leverage existing infrastructure and take direct management control of the operation, which will be renamed ATCOM East. The new operation has 157 million tonnes of coal reserves.

The new Goedgevonden opencut thermal mine is now well advanced and is expected to commence plant commissioning on schedule in the second quarter of 2009.

Americas

The ramp up of the Cerrejón open cut mine to 32 million tonnes per annum was completed in the second half of the year. The feasibility study for a subsequent increase to 40 million tonnes per annum is under way.

The Donkin Coal project in Canada completed the next stage of the pre-feasibility process, with Xstrata Coal committing to commence a detailed exploration project in the first quarter of 2009.


789B
789B

Transporting coal at Newlands in Queensland, Australia, where the underground operation achieved productivity improvements during 2008



Copper



Charlie Sartain
Chief Executive Xstrata Copper

The copper price reached near historic highs at the beginning of the year and then dramatically collapsed in the last quarter. Lower prices were achieved for Xstrata Copper's other by-products, excluding gold. Reduced sales volumes negatively impacted EBIT and production was 3% lower than in 2007 due to lower head grades. The impact of lower prices and volumes contributed to a decline in Xstrata Copper's EBIT for 2008.



For more information visit:
www.xstratacopper.com

Copper Operations

Production	**2008**	2007
Total mined copper (t) (contained metal)	**952,426**	986,663
Total mined gold (oz) (contained metal)	**687,213**	777,257
Total copper cathode (t) (from mined and third-party material)	**806,783**	802,271
Employees	**11,131**	10,368
Average prices		
Copper (US$/t) (LME)	**6,956**	7,139
Gold (US$/t) (LBM)	**872**	697

Copper Financial data

	2008	2007
Revenue ($m)	**11,464**	12,794
EBITDA ($m)	**3,160**	4,987
EBIT ($m)	**2,297**	4,163
Share of Group EBIT (%)	**31.6**	47.4
Capital expenditure ($m)	**1,115**	721

Contribution to Group revenue in 2008


41%

Contribution to Group EBIT in 2008


32%

Markets

During the early part of 2008, Chinese demand strength and ongoing supply disruptions contributed to strong but volatile copper prices. From the second half of the year onwards, prices were impacted by challenging financial and credit environments and weaker global macroeconomic conditions. The LME copper price declined rapidly from a mid-year high of $4.08 per pound to $1.32 per pound at year-end. The average price for 2008 was $3.15 per pound, 2.5% or 8¢ per pound lower than in 2007.

The financial crisis and resultant negative sentiment on the outlook for global economic prospects saw copper end-use demand stall in the OECD economies during the fourth quarter. Major copper-consuming sectors, including construction and transportation, were particularly badly affected and refined demand fell sharply. Demand from China also slowed during the second half, largely due to the government's credit-tightening measures aimed at cooling inflation, as well as a slowing housing sector and weaker export markets.

The tight physical market that persisted during the first half of 2008 unwound over the final months of the year, resulting in increased deliveries of cathode to exchange warehouses. Global copper exchange inventories ended 2008 at 390,000 tonnes, an increase of 152,000 tonnes or 64% on the closing level in 2007.

On the supply side, the rapid decline in LME copper prices along with liquidity constraints have caused the closure of several marginal mines, as well as production cutbacks, project delays and the cancellation or deferral of exploration expenditure.

However, supply losses have not yet been sufficient to offset the decline in demand and concentrate market tightness has eased amid lower demand from custom smelters. Following mid-year contract settlements at $42 per dry metric tonne and 4.2¢ per pound, spot terms had risen to $75 per dry metric tonne and 7.5¢ per pound by the end of the year, and the 2009 annual benchmark has also been set at this level.

Outlook

Macroeconomic conditions are expected to remain weak during 2009, limiting copper demand growth. Government efforts in a number of major copper consuming economies to stimulate economic growth using fiscal measures are expected to provide some level of support to end-use demand, particularly in China. Further supply cuts are also likely in the event that prices remain depressed for a prolonged period.

To date, industry participants have announced the curtailment or suspension of over 600,000 tonnes of unprofitable production. Global mine supply is expected to be further constrained by operational underperformance such as pit wall problems, lower grades and mill availability and it is estimated this will reduce global copper supply by 1.0 million tonnes in 2009 (1.4 million tonnes in 2008). The combination of both curtailment of unprofitable production and operational underperformance represents a production cutback of approximately 9% of planned 2009 production levels prior to the economic downturn in the second half of 2008. Perhaps even more noteworthy is the likely impact on longer-term supply growth, as announced cancellations or deferral of growth projects have removed over 2.8 million tonnes of new copper supply over the next four years, introducing significant future constraints. These actions are likely to assist a rapid tightening of the physical market when demand increases as a result of fiscal stimulus packages and improving global economic conditions.



Haul truck maintenance at Alumbrera in Argentina

Operations

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Revenue	**11,464**	12,794
Argentina		
Alumbrera	**1,216**	1,401
Australia		
North Queensland	**1,949**	1,991
Canada*	**4,373**	4,755
Chile		
Collahuasi†	**1,131**	1,384
North Chile	**1,338**	1,456
Peru		
Antamina‡	**731**	885
Tintaya	**515**	785
Marketing and trading	**211**	137
EBITDA	**3,160**	4,987
Argentina		
Alumbrera	**488**	756
Australia		
North Queensland	**951**	1,203
Canada*	**101**	340
Chile		
Collahuasi†	**673**	1,038
North Chile	**85**	363
Peru		
Antamina‡	**530**	699
Tintaya	**275**	537
Marketing, trading and other	**57**	51
Depreciation and amortisation	**(863)**	(824)
Argentina		
Alumbrera	**(97)**	(96)
Australia		
North Queensland	**(215)**	(161)
Canada*	**(85)**	(84)
Chile		
Collahuasi†	**(150)**	(144)
North Chile	**(91)**	(85)
Peru		
Antamina	**(145)**	(144)
Tintaya	**(80)**	(110)

Financial and operating data continued

$m	Year ended 31.12.08	Year ended 31.12.07
EBIT	**2,297**	4,163
Argentina		
Alumbrera	**391**	660
Australia		
North Queensland	**736**	1,042
Canada*	**16**	256
Chile		
Collahuasi†	**523**	894
North Chile	**(6)**	278
Peru		
Antamina‡	**385**	555
Tintaya	**195**	427
Marketing, trading and other	**57**	51
Share of Group EBIT	**31.6%**	47.4%
Capital employed‡‡	**14,732**	14,824
ROCE	**19.2%**	35.8%
Capital expenditure	**1,115**	721
Argentina	**77**	72
Australia	**273**	214
Canada*	**135**	82
Chile		
Collahuasi†	**183**	80
North Chile	**282**	167
Peru		
Antamina‡	**63**	25
Tintaya and others	**102**	81
Sustaining	**557**	425
Expansionary	**558**	296

* *Canada includes Xstrata Recycling that operates businesses in Canada, the US and Asia*
† *Xstrata's 44% share of Collahuasi*
‡ *Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina*
‡‡ *Includes goodwill allocation on acquisition of Falconbridge*

EBIT variances

	$m
EBIT 31.12.07	**4,163**
Sales price*	(829)
Volumes	(395)
Unit cost – real	(40)
Unit cost – CPI inflation	(100)
Unit cost – mining industry inflation	(304)
Unit cost – foreign exchange	(38)
Other income and expenses	(126)
Depreciation and amortisation (excluding foreign exchange)	(34)
EBIT 31.12.08	**2,297**

* *Net of commodity price-linked costs, treatment and refining charges*



The dramatic fall in copper prices, in the last quarter of 2008 heavily influenced the EBIT for the year, compounded by lower prices for Xstrata Copper's other by-products, with the exception of gold. Lower commodity prices reduced earnings by $829 million compared to the prior year.

The impact of 2007 provisional price settlements on the realised copper price for 2008 was to increase earnings by $349 million compared to the impact of 2006 provisional price settlements in 2007. As at 31 December 2008, provisionally priced sales amounted to 243,000 tonnes to be settled in 2009. Provisionally priced sales at year-end were valued at prevailing market rates resulting in a negative mark-to-market December adjustment of $2 million.

With the dramatic collapse of copper prices in the second half of the year, the EBIT impact attributable to the difference in final settlements of provisionally priced sales during the first half of the year relative to settlements in the second half is $611 million.

Reduced sales volumes eroded EBIT by $395 million, with production reduced by 3% for the full year, mainly as a result of lower head grades at Alumbrera and Mount Isa mines. The reduced production also had an unfavourable impact on real unit costs.

Higher CPI and mining industry related inflation, particularly in electricity, sulphuric acid, fuel and steel prices, reduced earnings by $404 million, while the weaker US dollar against all local currencies during the first eight months of the year offset the impact of a marked strengthening of the US dollar from September and decreased EBIT by $38 million. Other income and expenses include the introduction of export retentions taxes in Argentina and negatively impacted earnings by $104 million.

Argentina

Lower realised copper prices together with reduced gold and copper head grades decreased EBIT at Minera Alumbrera by 41% to $391 million. EBIT was also impacted by the higher costs of fuel, electricity, grinding balls and the commencement of the first full year of export tax payments to the national government.

Copper in concentrate and gold production decreased by 13% and 18% respectively compared to 2007, due to planned lower head grades, reduced throughput in the third quarter due to difficulties in treating high gypsum content in ore, and the delayed commissioning of the flotation expansion project. A difficult first half performance was partially offset by an overall strong second half copper in concentrate production which increased by 39% compared to the first six months of the year. For the full year, copper in concentrate sales volumes were 13% lower compared to the previous year.

Australia

The North Queensland division, comprising the Ernest Henry and Mount Isa operations, registered EBIT of $736 million for 2008, 29% lower than 2007 mainly due to lower copper prices, reduced volumes of copper sales from the division's own operations, lower volumes of gold sales and mining industry inflation, in particular increases to diesel, steel, explosives and reagents. Copper sales for 2008 were in line with the previous year at 279,400 tonnes.

The North Queensland mining operations produced 262,500 tonnes of copper in concentrate, a decrease of 2% compared to 2007 due to planned lower head grades at Mount Isa, partially offset by higher milled tonnes and grades at Ernest Henry. Production of copper in concentrate decreased by 12% at Mount Isa to 151,600 tonnes, but increased by 16% to 110,900 tonnes at Ernest Henry.

Mount Isa smelter anode production improved by 8% to 236,200 tonnes as the smelter expansion project delivered improved productivities in the second half. This, together with purchased anode from Xstrata Copper's Altonorte smelter in Chile, resulted in an increase of 15% in copper cathode production from the Townsville refinery compared to 2007.

Canada

EBIT at the Canada division declined significantly from 2007 to $16 million, due to lower copper and zinc prices, reduced copper sales volumes, lower treatment and refining revenue, higher sea freight costs and a stronger Canadian dollar.

Copper in concentrate production at Kidd decreased by 8% to 42,700 tonnes due to planned lower copper head grades. Zinc in concentrate production increased by 24% to 116,300 tonnes compared to the same period in 2007, due to higher zinc head grades.

The combined impact of a planned maintenance shutdown, an additional three-week outage to reduce the dependence on marginal offshore concentrate and a 36-day strike at the metallurgical site reduced throughput at the Kidd smelter by 25% to 340,400 tonnes of concentrate, contributing to a 32% decrease in copper cathode production at the Kidd refinery.

The Horne smelter produced 171,500 tonnes of anodes, 3% less than the prior year due to an unplanned maintenance shutdown that reduced throughput by 4%. The volume of recycled feeds, procured by Xstrata Recycling for processing at the Horne smelter, increased by 7% to 127,800 tonnes.

Higher anode supply helped boost copper cathode production at the CCR refinery by 8% to 344,800 tonnes compared to 2007, when output was affected by a labour dispute in the first half.

Chile

Collahuasi

Xstrata's 44% share in Collahuasi generated EBIT of $523 million, a decrease of 41% compared to 2007, due to the significant impact of provisional price revaluations on the final quarter sales revenue of $283 million, lower molybdenum sales prices and volumes, higher ocean freight costs and significant mining industry inflation, offset partially by increased copper production.

Despite adverse weather conditions, metallurgical difficulties in the concentrator and unplanned maintenance shutdowns, including a 14-day stoppage of the main SAG mill, Xstrata's share of total copper production increased by 3% to 204,300 tonnes compared to 2007 when the main SAG mill was shut down for 46 days to replace the stator. Strong production was achieved in the last quarter of 2008, improving 21% over the average of the first three quarters, following an organisational review and restructuring of the executive and operational management teams of the joint venture.

During 2008, Collahuasi received $33 million in partial payments from insurers to cover the SAG mill stator failure. Negotiations are ongoing and final settlement of the claim is expected in the first half of 2009.

North Chile

Two earthquakes in the last quarter of 2007 impacted the performance of the North Chile division during 2008, contributing to lower anode and sulphuric acid production at Altonorte and decreased cathode production at Lomas Bayas. Force majeure was declared in March 2008 on Altonorte acid and anode sales contracts due to earthquake damage to acid plants numbers 2 and 3. In September, the number 2 acid plant was decommissioned and acid supply contracts terminated. New acid supply contracts have subsequently been agreed.

Anode and acid production volumes declined by 15% and 10% respectively compared to 2007 as a result of the restricted sulphuric acid capture and storage capacity and, to a lesser extent, lower copper in concentrate feed grades.

Cathode production at Lomas Bayas decreased by 4% to 59,100 tonnes compared to 2007 due to the impacts of the earthquakes on crushing and conveyor lines and from the impact of lower ore grades and recoveries. Record monthly cathode production of 6,500 tonnes was achieved in December reflecting the operation of the leach pad and EW plant at the new design capacity of 75,000 tonnes per annum.

The North Chile division generated an EBIT loss of $6 million in 2008 on a pre-exceptional basis, due to lower copper prices, reduced copper production at Lomas Bayas and lower acid production and sales at Altonorte and higher energy and purchased acid prices.

Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenues for copper and zinc respectively. Xstrata Copper's share of Antamina EBIT declined by 31% to $385 million in 2008 compared to the previous year mainly due to lower realised copper, molybdenum and silver prices and higher costs due to mining industry inflation.

Higher copper head grades boosted copper in concentrate production by 4% to 116,000 tonnes, and more than offset the impact of an unplanned 11-day shutdown of the SAG mill and consequent reduced mill throughput and speed. The successful commissioning of a pebble crushing plant in mid-2008 compensated for the SAG mill's performance.

Tintaya

EBIT decreased by 54% at Tintaya to $195 million in 2008, due to lower realised copper prices, mining cost inflation, impacting particularly the costs of sulphuric acid, grinding media, lime, tyres, fuel, and explosives, and reduced sales volumes as a result of lower production compared to the previous year.

A strong production performance in the second half largely offset adverse weather conditions and high clay content ores in the earlier part of the year, resulting in copper concentrate production slightly below the prior year. Increased annual concentrator throughput of 5% compensated for lower copper sulphide grades and recoveries. Gold in concentrate production decreased by 5% due to a 26% decline in gold head grades.

Copper cathode production from the SX/EW plant decreased by 24% to 27,300 tonnes due to lower oxide ore mined, reduced recoveries and grade on leach pads compared to 2007, as lower grade stockpiles were used for blending to mitigate the difficulties of processing ores with unusually high clay content.

Summary production data

	Year ended 31.12.08	Year ended 31.12.07
Total mined copper (t) (contained metal)	**952,426**	986,663
Total mined gold (oz) (contained metal)	**687,213**	777,257
Total copper cathode (t) (from mined and third-party material)	**806,783**	802,271
Consolidated C1 cash cost – post by-product credits (US¢/lb)	**89.3**	56.9



Developments

In recent months, Xstrata Copper management has been proactively responding to the global economic crisis and its impact on the copper industry. Operational and project reviews have resulted in significant reductions in operating and capital cost projections into 2009 and organisational reviews across the divisions have resulted in headcount reduction, including through the non-replacement of vacant positions, at a number of operations.

Argentina

Minera Alumbrera
Minera Alumbrera completed commissioning of the new molybdenum plant during 2008, producing 450 metric tonnes of molybdenum concentrate to the end of the year. A further 38 million tonnes of additional ore reserves were defined in the first half of 2008 as part of the ongoing ore delineation drilling programme in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth.

El Pachón
Following the publication of a Mineral Resource estimate for El Pachón in March 2008, work continued through the remainder of the year to update feasibility studies, with a particular focus on the impact of the new fiscal regime being proposed by the federal government on the project's economics. No decision has yet been taken as to the likely timing of any final feasibility study on the El Pachón project.

Australia

North Queensland
During 2008, studies advanced into underground mass mining options for both Mount Isa and Ernest Henry mines, resulting in a 19% increase to 56 million tonnes to underground Mineral Resources at Ernest Henry and publication of an initial underground Mineral Reserve estimate of 10 million tonnes. The feasibility study into a potential large scale underground sub-level caving operation at Ernest Henry is expected to be completed in the first half of 2009.

In August 2008, the Ernest Henry open pit had a wedge failure in the southern wall. Whilst this did not impact ore production in 2008, as part of the ongoing reassessment of ground conditions, engineering and geotechnical assessments are currently under way to determine the optimal mine plan and schedule.

The last phase of the copper smelter expansion project, namely the construction and commissioning of two new oxygen plants was completed in the fourth quarter of 2008, raising the nominal production capacity to the targeted 300,000 tonnes per annum. A feasibility study evaluating further emissions capture enhancements at the copper smelter is continuing.

Canada

In 2008, Kidd Mine received approval to extend the mining zone at Mine D from 9,100 feet to 9,500 feet, thereby allowing it to maintain a mining rate of 2.7 million tonnes per annum until 2012 and extending the operation's life by one year to 2017.

A number of key environmental initiatives were completed during 2008, including improvements to tailing effluent quality at the Kidd Metallurgical site, and increased capture of fugitive lead emissions at Kidd smelter and fugitive arsenic emissions at the Horne smelter.

Reclamation activities continued at the closed Murdochville mine and metallurgical facility and associated town site. The soil remediation program for all private residences in the town was completed one year ahead of schedule. Soil remediation activities commenced in the area around the port operations in Gaspé and are targeted for completion in the summer of 2009.

Chile

Collahuasi
During 2008, approvals were secured to commit $183 million (100% share) for the construction of an enlarged primary crusher/conveyor system to increase the ore delivery rate from the main Rosario pit to the concentrator to 170,000 tonnes per day, as part of Collahuasi's Phase 1 expansion strategy to increase annual copper production capacity to 600,000 tonnes from the second half of 2010. The results of the completed feasibility study into this project will be considered by Collahuasi shareholders during the first half of 2009.

In January 2008, Collahuasi announced a 28% increase in total estimated Mineral Resources to 5.1 billion tonnes.

North Chile
The Lomas Bayas expansion project to increase production by 15% to 75,000 tonnes per annum was successfully commissioned within the approved budget of $70 million in November 2008, assisting with the lowering of the cash cost profile of the operation. The timing of a commitment to the Lomas II project, which would extend the mine life to 2020, is currently under review.

Geological test-work has identified significant sulphide mineralisation directly beneath the existing mining operation at Lomas Bayas. A diamond-drilling campaign totalling 6,000 metres has been budgeted for 2009 to quantify the tonnage and grade of this resource for further technical and economic analysis.

The Altonorte phase IV expansion to 1.2 million tonnes per annum of smelter feed was successfully commissioned in October, comprising the construction of the new no. 1 acid plant that will increase annual acid capacity to 1.1 million tonnes.

Molybdenum roasting operations were suspended in October 2008 due to insufficient feedstock and poor market conditions following the global economic downturn. Mine off-take contractual commitments for 2009 will be assigned to a third-party during a strategic review of molybdenum operations following the completion of the Altonorte leaching and roasting expansion study.

Energia Austral
In 2008, engineering and environmental impact studies progressed on the proposed 1,100MW hydropower project, comprising three generating facilities and a transmission line in southern Chile's Aysén region. An Environmental Impact Study for the Rio Cuervo generating facility is expected to be submitted to the relevant authorities in the first quarter of 2009.

El Morro

A final Feasibility Study and an Environmental Impact Study (EIS) for El Morro were completed in 2008. The EIS was submitted to the authorities for approval in November 2008 and is currently undergoing the official public consultation phase, which ends on 2 March 2009.

A decision on whether to progress the project is expected by the end of 2009, subject to obtaining the necessary community and regulatory support and to market conditions.

Peru

Antamina

In mid-2008 the pebble crushing circuit was successfully commissioned for a total investment of $42.7 million, resulting in improved throughput productivities at the concentrator.

In November, Antamina announced a 77% increase to estimated Mineral Reserves, equivalent to an additional 325 million tonnes of ore, taking proven and probable reserves to 745 million tonnes at a copper grade of 1.06%. The increased reserves incorporate data obtained from over 105,000 metres of drilling carried out from late 2006 through September 2007 and indicate the potential for further expansion.

In 2008, Antamina completed 115,000 metres of resource definition drilling, less than the 132,000 metres originally planned as capital expenditure was reduced in view of the difficult global financial environment in the latter half of the year.

Antamina is progressing with a feasibility study into an expansion of the processing capacity of the concentrator, supported by the significant increase in the mineral resource base. Results of the feasibility study are expected to be available for Antamina shareholder consideration during the first half of 2009.

Southern Peru

In March 2008, Xstrata Copper announced a total Mineral Resource of over 1.6 billion tonnes of copper mineralisation in southern Peru, including the Tintaya mine and the Antapaccay, Coroccohuayco and Las Bambas development projects. During 2008, feasibility studies commenced at Antapaccay and Las Bambas projects, including a number of studies to examine synergies between these sites as part of an overall integrated regional strategy, including operational, port and transport infrastructure and power supply. A 20,000 metre in-fill drilling programme was successfully completed at Antapaccay in 2008 and the feasibility study remains on target for completion in the third quarter of 2009.

At the Las Bambas project, 67,000 metres of infill drilling were completed to progress feasibility studies, with encouraging results from metallurgical test work. A proposed resettlement programme was presented to the Fuerabamba community and discussions are progressing.

Some 20 kilometres of geophysical surveys were completed in the Coroccohuayco area, 10 kilometres south east of Tintaya, where surface oxide ores have been identified as well as important sulphide anomalies.

Philippines

At the Tampakan project, work on the Extended Pre-Feasibility Study (XPFS) continued throughout 2008, and included some 9,000 metres of drilling. The results of the pre-feasibility study were delivered to the Sagittarius Mines Inc. (SMI) shareholders in late December. In view of the preliminary outcomes of the study and current market conditions, SMI management will further review the detailed engineering, processing requirements and scope of the potential operation during the first half of 2009. This review is intended to produce a viable development proposition which will be considered by the partners in SMI before any decision is made to move to a final feasibility study stage.

Papua New Guinea

A scoping study for the Frieda River project completed in early 2008 showed encouraging technical and commercial results and in excess of 20,000 metres of drilling was completed in 2008. Xstrata Copper's first Mineral Resource estimate for the Frieda River project of 51 million tonnes for the Nena high grade deposit and 840 million tonnes for the Horse-Ivaal-Trukai porphyry deposit will be published in the Group's new Reserves and Resources statement. Approval has been given to start pre-feasibility work.



Warren Johnson and Graham McAdam preparing a risk assessment for maintenance activities at the Townsville refinery, Australia



Sales volumes

	Year ended 31.12.08	Year ended 31.12.07
Argentina – Alumbrera[†]		
Copper in concentrate (t) inter-company (payable metal)	**10,267**	9,636
Copper in concentrate (t) third-parties (payable metal)	**141,053**	163,590
Total copper (t) (payable metal)	**151,320**	173,226
Gold in concentrate (oz) inter-company (payable metal)	**28,013**	30,876
Gold in concentrate (oz) third-parties (payable metal)	**402,980**	487,624
Gold in doré (oz) (payable metal)	**59,559**	73,845
Total gold (oz) (payable metal)	**490,552**	592,345
Australia – North Queensland		
Refined copper – mined copper (t)	**231,283**	220,166
Refined copper – inter-company and third-party sourced (t)	**34,502**	11,105
Copper in concentrate (t) (payable metal)	**12,404**	37,377
Other products (payable metal)	**1,218**	8,868
Total copper (t) (payable metal)	**279,407**	277,516
Gold in concentrate and slimes (oz) (payable metal)	**121,391**	136,790
Canada		
Refined copper – mined copper (t)	**27,286**	45,953
Refined copper – inter-company sourced (t)	**232,643**	136,094
Refined copper – third-party sourced (t)	**176,834**	264,653
Other products inter-company (t) (payable metal)	**17,670**	28,294
Other products third-parties (t) (payable metal)	**25,445**	34,706
Total copper (t) (payable metal)	**479,878**	509,700
Total zinc in concentrate (t) (payable metal)	**73,966**	60,440
Gold in concentrate and slimes (oz) (payable metal)	**856,118**	839,435
Chile – Collahuasi[††]		
Copper in concentrate (t) inter-company (payable metal)	**33,005**	36,303
Copper in concentrate (t) third-parties (payable metal)	**142,556**	131,921
Copper cathode (t) (payable metal)	**21,839**	25,904
Total copper (t) (payable metal)	**197,400**	194,128
Chile – Lomas Bayas and Altonorte		
Copper cathode (t) (payable metal)	**59,475**	64,644
Copper anode – inter-company (payable metal)	**124,999**	119,096
Copper anode – third-parties (payable metal)	**122,587**	154,790
Total copper (t) (payable metal)	**307,061**	338,530
Gold in concentrate and slimes (oz) (payable metal)	**24,177**	34,472
Peru – Antamina[‡]		
Copper in concentrate (t) inter-company (payable metal)	**22,908**	27,001
Copper in concentrate (t) third-parties (payable metal)	**87,065**	79,351
Total copper (t) (payable metal)	**109,973**	106,352

Sales volumes continued

	Year ended 31.12.08	Year ended 31.12.07
Peru Tintaya		
Copper in concentrate (t) inter-company (payable metal)	**8,804**	–
Copper in concentrate (t) third-parties (payable metal)	**63,312**	81,418
Copper cathode (t) (payable metal)	**25,455**	36,023
Total copper (t) (payable metal)	**97,571**	117,441
Gold in concentrate (oz) (payable metal)	**23,841**	32,881
Mined copper sales (t) (payable metal)	**887,930**	968,155
Custom copper sales (t) (payable metal)	**734,680**	748,738
Inter-company copper sales (t) (payable metal)	**(217,653)**	(220,330)
Total copper sales (t) (payable metal)	**1,404,957**	1,496,563
Total gold sales (oz) (payable metal)	**1,488,066**	1,605,047
Average LME copper cash price ($/t)	**6,956**	7,139
Average LBM gold price ($/oz)	**872**	697

† 100% consolidated figures
†† Including Xstrata's 44% share of Collahuasi
‡ Including Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina



Nickel



Ian Pearce
Chief Executive Xstrata Nickel

The decline in Xstrata Nickel's EBIT (before exceptional items) to $341 million in 2008 predominantly resulted from the significant collapse in nickel price in the latter half of the year, following record price levels in 2007. Average nickel prices fell by 43% in 2008 compared to 2007. Mined nickel production increased with the inclusion of Xstrata Nickel Australia following the acquisition of Jubilee Mines NL at the beginning of 2008.

For more information visit:
www.xstratanickel.com

Nickel Operations

Production (tonnes)	**2008**	2007
Total mined nickel production (contained metal)	**54,523**	52,108
Total mined ferronickel production (contained metal)	**18,782**	29,130
Total mined copper production (contained metal)	**27,703**	31,425
Total mined cobalt production (contained metal)	**1,341**	1,412
Total refined nickel production (payable metal)	**107,523**	116,720
Employees	**4,520**	4,738
Average prices		
Nickel (US$/t) (LME)	**21,104**	37,089
Copper (US$/t) (LME)	**6,956**	7,139
Cobalt low grade (US$/lb) (Metal Bulletin)	**35.16**	27.70

Nickel Financial data

	2008	2007
Revenue ($m)	**3,105**	5,252
EBITDA ($m)	**816**	2,577
EBIT before exceptional items ($m)	**341**	2,172
Share of Group EBIT before exceptional items (%)	**4.7**	24.7
Capital expenditure ($m)	**1,912**	705

Contribution to Group revenue

11%

Contribution to Group EBIT



5%



Markets

The nickel price experienced extreme volatility in 2008, peaking in March at $33,300 per tonne and then falling significantly in the second half due to deteriorating physical fundamentals, compounded by the rapid unwinding and deleveraging of commodity investments. In the second half of 2008, the nickel market was heavily impacted by the rapid deceleration of global industrial production.

Nickel cash prices fell steadily from the second quarter to a low of $8,810 per tonne in late October. LME cash prices averaged $21,104 per tonne for the year, a decrease of 43% over 2007.

Towards the end of the year, stainless steel mills cut production significantly in response to weakened demand that reflected widespread uncertainty over the global economic outlook. Demand from downstream metal consumers reduced and stocks were drawn down throughout the supply chain. Chinese stainless steel capacity utilisation remains low, although some previously idled production facilities were restarted in December. Material restocking in the stainless sector is now not expected until the second half of 2009. As a result of lower nickel prices, austenitic ratios have stabilised, following record nickel prices in 2007 which led steelmakers to switch production away from nickel-intensive austenitic steel grades towards ferritic grades.

Demand from non-stainless steel applications for nickel is beginning to be impacted by the global economic slowdown and orders from the aerospace and land turbine sectors are slowing. At the same time, scrap availability is relatively high.

However, the nickel industry's supply-side response has been particularly rapid and significant. The curtailment or suspension of unprofitable operations has resulted in approximately 350,000 tonnes of refined nickel production being taken out of 2009 production, representing approximately 21% of the previously expected level of global supply in 2009. In addition, growth projects and exploration expenditure continue to be cancelled or deferred, introducing significant constraints to future supply. Nickel production from Chinese pig iron has now largely ceased, due to the impact of low metal prices on these high-cost producers. While the supply-side response continues to gain momentum, production curtailments in the fourth quarter were not sufficient to fully mitigate the impact of the sharp fall in demand. As a result, LME inventories steadily increased, finishing the year at 78,822 tonnes, a 64% increase over closing levels the previous year.

Outlook

The full impact of nickel production cuts is expected to stabilise the market in 2009. Supply from Chinese nickel pig iron and other high cost facilities is unlikely to resume given the prevailing economic climate and lack of visibility into near-term market conditions. If the weak pricing environment persists, further announcements of supply curtailments from industry participants can be expected. The closure of additional production facilities will tighten physical markets and prices are expected to be supported by the economic cash break-even costs of nickel producers. In the medium to longer term, the outlook is expected to improve as global demand recovers and the physical availability of nickel tightens.

The Nikkelverk refinery in Norway achieved a new record for nickel production in 2008. Matte from Sudbury, Canada, being unloaded at Nikkelverk's dock. Yngvar Finne bags and seals the anodes used during the extraction process

Operations

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Revenue	**3,105**	5,252
INO†	**2,622**	4,128
Dominican Republic	**483**	1,124
EBITDA	**816**	2,577
INO†	**697**	1,859
Dominican Republic	**119**	718
Depreciation and amortisation	**(475)**	(405)
INO†	**(432)**	(342)
Dominican Republic	**(43)**	(63)
EBIT (before exceptional items)	**341**	2,172
INO†	**265**	1,517
Dominican Republic	**76**	655
Share of Group EBIT (before exceptional items)	**4.7%**	24.7%
INO†	**3.7%**	17.3%
Dominican Republic	**1.0%**	7.4%
Capital employed	**9,102**	6,738
ROCE*	**4.8%**	40.8%
Capital expenditure	**1,912**	705
INO†	**907**	460
Dominican Republic	**63**	35
South America	**24**	23
Africa	**52**	54
New Caledonia	**866**	133
Sustaining	**267**	281
Expansionary	**1,645**	424

† *Includes Canadian mines, Xstrata Nickel Australasia (XNA) mines in Western Australia, Sudbury smelter and Nikkelverk refinery*

* *ROCE % based on average exchange rates for the year*

EBIT variances

	$m
EBIT 31.12.07*	**1,967**
Sales price**	(1,272)
Volumes	(68)
Unit cost – real	(12)
Unit cost – CPI inflation	(23)
Unit cost – mining industry inflation	(148)
Foreign exchange	(10)
Other income and expenses	(53)
Depreciation and amortisation (excluding foreign exchange)	(4)
XNA acquisition	(36)
EBIT 31.12.08*	**341**

* *Excludes one-off impact of $205 million of nickel inventory sale to Glencore*

** *Net of commodity price-linked costs, treatment and refining charges*

The decline in Xstrata Nickel's EBIT (before exceptional items) of approximately 83% to $341 million in 2008 from $1,967 million in 2007 predominantly resulted from the significant collapse in nickel price in the latter half of the year, following record price levels in 2007. Average nickel prices fell by 43% in 2008 compared to 2007, impacting earnings by $1.27 billion. As a result, revenues for the period decreased by 41% to $3.1 billion. Weaker metal prices and the increase in the price of oil led to the mothballing of the Falcondo operation in the Dominican Republic in the second half of the year.

Xstrata Nickel's total mined nickel production increased by 5% compared to 2007, as the inclusion of Xstrata Nickel Australasia, formed following the acquisition of Jubilee Mines NL in January 2008, more than offset lower production from the existing mines in Canada. Excluding the impact of the acquisition of XNA, overall mined nickel production was 10% lower in 2008 primarily due to the planned lower nickel ore grades as the existing mines in Sudbury and Montcalm approach the end of their lives, the logistics and transportation challenges encountered during extreme weather conditions in the Canadian mines in the first half of 2008 and production difficulties at the Sudbury Strathcona Mill in the second half of the year. Mined ferronickel production in 2008 reduced by 36% from 2007 due to the mothballing of the Falcondo operation in the second half of the year. Lower production resulted in a slight increase in overall real unit costs. Mining inflation continued to impact earnings, as cost decreases lagged materially in 2008 despite the deteriorating economic situation. The primary contributor to mining inflation during 2008 was the oil price variance of $91 million. At Falcondo, the cost of oil soared from $64/bbl in 2007 to $105/bbl in 2008. While sales volume (excluding the one-off impact of nickel inventory sale to Glencore in 2007) increased slightly in 2008, on the back of record production in the Nikkelverk refinery, the increase in the sale of the third-party feed and the decline in sale of own mined feed led to a negative volume variance, as the margin on processing own feed on average was higher than that of third-party materials.

INO

In 2008, EBIT fell to $265 million, compared to $1,517 million in the previous year, when record prices generated strong financial results.

Refined nickel sales volumes from Xstrata Nickel's Integrated Nickel Operations (INO), which comprise the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, together with the Nikkelverk refinery in Norway and Xstrata Nickel Australasia (XNA which was formed following the acquisition of Jubilee Mines NL), decreased by 3% compared to 2007. This decrease is mainly due to the impact in 2007 of a one-off inventory sale of approximately 5,300 tonnes of nickel and 400 tonnes of cobalt to Glencore. Excluding this impact, volumes increased by 3% driven by record production at the Nikkelverk refinery of 88,741 tonnes in 2008.

Mined nickel production from Xstrata Nickel's Canadian mines decreased by 10% to 46,913 tonnes, reflecting lower production from Craig and Thayer-Lindsley mines as these operations approach the end of their productive lives. The impact of lower mined production was offset by a 5% increase in third-party feed, as well as the benefit of nickel concentrate received from Xstrata Nickel Australasia.

Sudbury and Montcalm

Mined nickel production from the Sudbury operations was impacted by planned lower nickel ore grades, which fell to 0.98% from 1.04% in 2007 as existing Sudbury mines approach the end of their productive life. In response to weak market conditions, the accelerated closure of Craig and Thayer-Lindsley nickel mines was announced in November 2008 with their production to be replenished by the new, low-cost Nickel Rim South mine. The Nickel Rim South growth project is due to begin production in 2009 and will transform the average operating cost of Sudbury to a low-cost, sustainable complex that will remain robust throughout the economic cycle. Total mined ore processed through Sudbury's Strathcona mill declined by 20% to 1.5 million tonnes as head grade declined and the mill experienced production difficulties in the second half of the year. Lower grades at Montcalm and the logistics challenges caused by harsh winter weather in the first half of the year also impacted production of mined nickel, which was 12% lower than in 2007.

At the Sudbury smelter, production of nickel in matte declined by 4% to 64,906 tonnes in 2008 as a result of lower mine feed, partially offset by record third-party materials and the introduction of concentrate from Xstrata Nickel Australasia. Production of copper in matte decreased by 19% to 17,811 tonnes, while cobalt in matte increased by 6% to 2,648 tonnes.

Raglan

The Raglan mine's expansion in the Canadian Arctic during 2008 increased annual mined ore by 17% to 1.3 million tonnes in 2008. Production of nickel-in-concentrate decreased slightly, primarily as a result of lower head grades in the first half of the year. Head grade improved in the second half of the year to 2.30% as mining transitioned into new ore zones.

Xstrata Nickel Australasia

Metal in concentrates produced for the period commencing 1 February 2008 (the date of the completion of the Jubilee acquisition) to 31 December 2008, totalled 7,610 tonnes of nickel, 303 tonnes of copper and 120 tonnes of cobalt. Total ore milled in the period was 262,857 tonnes. In October 2008, the Sinclair mine commenced operations on schedule and budget and continued the ramp up of the project towards the end of the year. In order to unlock the potential synergy from its formation, XNA began shipping its concentrates to the Sudbury smelter for processing in the fourth quarter of 2008.

Nikkelverk

Nickel production at the Nikkelverk refinery set a new annual record of 88,741 tonnes nickel and 37,027 tonnes copper, 1% and 8% higher than in 2007 respectively. These production records were mainly achieved as a result of increased operational efficiency at the nickel and copper tankhouses.

Cobalt production was unfavourably impacted by lower cobalt-content feed and decreased by 6% compared to the previous year. Total production of precious metals increased by 4% from 2007 and production records for palladium, rhodium and gold were achieved. Overall production costs benefited from record precious metal prices in the first half of the year and increased production volumes.

Falcondo

In 2008, EBIT from the Dominican Republic decreased to $76 million, compared to $655 million in 2007, as a result of higher oil prices and the decline in nickel prices.

The Falcondo operation in the Dominican Republic was temporarily suspended in August, and subsequently went into care and maintenance in December due to continued weak market conditions. Falcondo is traditionally a swing producer and the combination of high oil prices, which make up the majority of Falcondo's costs, and low nickel prices in 2008 meant that the operation was no longer economically viable. As a result of the shutdown, production from Falcondo fell by 36% to 18,782 tonnes compared to the prior year and sales volumes decreased by 37% to 19,847 tonnes.

Summary production data

	Year ended 31.12.08	Year ended 31.12.07
Total mined nickel production (t) (contained metal)	**54,523**	52,108
Total mined ferronickel production (t) (contained metal)	**18,782**	29,130
Total mined copper production (t) (contained metal)	**27,703**	31,425
Total mined cobalt production (t) (contained metal)	**1,341**	1,412
Total refined nickel production (t) (payable metal)	**107,523**	116,720
Consolidated nickel cash cost (C1) – post by-product credits (US$/lb)	**4.68**	4.04
Consolidated ferronickel cash cost (C1) – post by-product credits (US$/lb)	**8.07**	6.16

Developments

Koniambo Project

During 2008, the Koniambo Nickel project in New Caledonia continued to advance with a number of large construction contracts awarded, including the module construction programme, power station, equipment, technology packages, mass earthworks and dredging. With capital conservation a priority for 2009, re-sequencing activities at Koniambo are under way, resulting in reduced capital expenditures in 2009 and deferral of the related spending to subsequent years. As a result of the re-sequencing, the Koniambo implementation timeline has changed, with the first ore planned to be processed during the first half of 2012 and target ramp up expected to reach full annual production of 60,000 tonnes of nickel in ferronickel within the following two years. The Group has undertaken these activities in consultation with its joint venture partner and local authorities.

Kabanga Nickel

The Kabanga project in Tanzania is a 50:50 joint venture between Xstrata Nickel and Barrick Gold Corporation. Indicated resources at Kabanga are estimated at 23.2 million tonnes at 2.64% nickel and an additional 28.5 million tonnes of inferred resources at 2.7% nickel, at a 1% nickel cut-off grade. The pre-feasibility study for the project was completed at the end of 2008. Work plans for the execution phase are currently under review to ensure the project's timing coincides with improved market conditions.

Araguaia

The Araguaia project is located in the north-western Brazilian state of Para. Mineral resources include a measured resource of 16.1 million tonnes at 1.44% nickel, an indicated resource of 88.6 million tonnes at 1.3% nickel and an inferred resource of 37.6 million tonnes at 1.3% nickel at a 0.9% nickel cut-off grade. Drilling has now been completed. Engineering studies of the project at the scoping study level are still ongoing and environmental baseline evaluations have commenced, although further development is being deferred given current market conditions.

Nickel Rim South

The Nickel Rim South project in the Sudbury basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, equivalent to approximately 7,400 tonnes of nickel. The project's first phase, budgeted at C$627 million (approximately US$517 million) was completed in December 2008. Phase 1 included construction of the main and vent shafts, which were completed without a lost-time injury, on time and within budget. The remaining project capital expenditure of C$300 million (approximately $270 million) is for the completion of mine development and infrastructure, which commenced in 2008 and will continue through 2009 and early 2010. Nickel Rim South is expected to provide a high-value ore feed for more than 15 years while significantly reducing Sudbury's unit costs and will play a key role in transforming the Sudbury operations.


NICKEL
RIM
SOUTH

In Canada, Nickel Rim South is on schedule to ramp up to 60% capacity in 2009. Nickel Rim South will provide high-value ore feed that will significantly reduce Sudbury's costs

Sudbury

Following the November 2008 announcement of the accelerated closure of the end-of-life Craig and Thayer-Lindsley operations at Sudbury, Xstrata Nickel announced in February 2009 the immediate placing on care and maintenance of the Fraser Mine Complex. The Strathcona Mill will be reduced to two work shifts from four as a result of reduced feed. Total production from the Sudbury smelter is expected to remain at a similar level compared to 2008 production as shortfalls arising from the cessation of Sudbury mines will be offset by concentrates from Nickel Rim South and Xstrata Nickel Australasia. Concentrates will also continue to be processed from Xstrata Nickel's Montcalm and Raglan operations, together with third-party feed.

Fraser Morgan

In February 2009, Xstrata Nickel announced the indefinite deferral of the 7,700 tonne per annum Fraser Morgan project as part of its restructuring of the Sudbury operations. The Fraser Morgan project will be evaluated on an ongoing basis and may be re-initiated if market conditions allow.

Nikkelverk

Feasibility studies confirmed expansion plans for the Nikkelverk refinery to a sustained capacity of 92,000 tonnes of nickel per year by 2011 without investing additional capital.

Falcondo

On 19 August 2008, Falcondo announced the temporary suspension of its ferronickel mining and processing operations in the Dominican Republic, as a result of market conditions. Subsequently, on 4 December 2008, Falcondo announced the continued shutdown of its nickel production operations, placing them under care and maintenance. Around 30% of the operation's full-time equivalent employees were retained to maintain the operating assets, operate the power plant to provide electricity to the Dominican Republic national grid, conduct progressive mine rehabilitation and reforestation activities and continue work on the energy conservation project, aimed at investigating the potential to convert the operation's main energy source from oil to a viable alternative energy source.

Work relating to the maintenance of surface rights and local permitting continues at the Loma Miranda project. Following an extensive drilling programme, a preliminary resource estimate indicates a 50% increase in indicated resources.

Raglan

The scoping study for the high-grade Zone 5-8, the largest mineralised zone in Raglan's history, was completed during 2008 and the pre-feasibility for Mine 7 is planned for completion by the end of the first quarter of 2009. An extension to Raglan's permanent accommodation complex and the rehabilitation of the Deception Bay wharf were also completed in 2008. In 2009, emphasis will be placed on existing mines and sustaining production at 1.3 million tonnes per annum.

Sinclair

XNA's Sinclair Nickel Project completed construction and commenced operations in the third quarter. With an expected capacity of approximately 300,000 tonnes of ore, producing 5,500 to 6,000 tonnes of nickel-in-concentrate, the Sinclair Nickel mine's deposit shows promising potential for increased resource size. The ramp up of this project is under review and subject to adjustment based on prevailing market conditions.

Sales volumes

	Year ended 31.12.08	Year ended 31.12.07
North America – Sudbury, Montcalm, Raglan and Sudbury Smelter		
Total nickel (t) (payable metal)	**89,567**	92,548
Copper in concentrate (t) inter-company (payable metal)	**16,997**	18,606
Total copper (t) (payable metal)	**54,292**	52,968
Australia – XNA		
Nickel in concentrate (t) third-parties (payable metal)	**2,774**	–
Copper in concentrate (t) third-parties (payable metal)	**77**	–
Cobalt in concentrate (t) third-parties (payable metal)	**16**	–
Dominican Republic – Falcondo		
Ferronickel (t) (payable metal)	**19,847**	31,357
Europe – Nikkelverk		
Refined nickel from own mines (t) (payable metal)	**43,748**	55,928
Refined nickel from third parties (t) (payable metal)	**45,819**	36,620
Total nickel (t) (payable metal)	**89,567**	92,548
Total nickel sales (t) (payable metal)	**92,341**	92,548
Total ferronickel sales (t) (payable metal)	**19,847**	31,357
Total copper sales (t) (payable metal)	**54,369**	52,968
Total cobalt sales (t) (payable metal)	**3,153**	3,523
Average LME nickel cash price ($/tonne)	**21,104**	37,089
Average Metal Bulletin cobalt low grade price ($/lb)	**35.16**	27.70
Average LME copper cash price ($/tonne)	**6,956**	7,139



Zinc





Santiago Zaldumbide
Chief Executive Xstrata Zinc

Xstrata Zinc's EBIT declined in 2008 largely due to the impact of lower zinc and lead prices. Despite the impact of continued mining sector and CPI inflation on earnings, increased volumes and real savings of $87 million were achieved primarily as a result of enhanced productivity from higher volumes and operating efficiencies. The new Perseverance mine in Canada commenced production ahead of schedule during the year.





For more information visit:
www.xstratazinc.com

Zinc Operations

Production (tonnes)	**2008**	2007
Total zinc in concentrate production (t)	**861,033**	735,555
Total zinc in metal production (t)	**795,565**	843,726
Total lead in concentrate production (t)	**251,496**	213,735
Total lead in metal production (t)	**220,391**	190,168
Employees	**5,029**	4,734
Average prices		
Zinc (US$/t) (LME)	**1,870**	3,257
Lead (US$/t) (LME)	**2,084**	2,594

Zinc Financial data

	2008	2007
Revenue ($m)	**3,202**	4,726
EBITDA ($m)	**444**	1,822
EBIT before exceptional items ($m)	**113**	1,529
Share of Group EBIT before exceptional items (%)	**1.6**	17.4
Capital expenditure ($m)	**655**	504

Contribution to Group revenue

12%

Contribution to Group EBIT

2%

Markets

Zinc

Supply of refined zinc outpaced global demand during 2008 for the first time since 2003. LME warehouse zinc metal stocks rose by 165,000 tonnes to 253,475 tonnes. Nonetheless, at the end of the year, exchange zinc stock levels were still relatively low by historical standards, representing only eight days of global consumption. The average LME zinc price remained above $2,000 per tonne during the first five months of the year, but fell steeply in the final quarter to end the year at $1,120 per tonne. The average price for the year was $1,870 per tonne, 42% lower than the prior year average of $3,251 per tonne.

Global zinc demand softened during the year and totalled 11.4 million tonnes in 2008 as consumer and business spending fell markedly in the main zinc-consuming industries of construction and vehicles in the second half of the year. While demand continued to grow in China, this was offset by weakened demand in the rest of the world, particularly in Western Europe and North America.

Global refined zinc production grew in 2008 by approximately 3% to 11.5 million tonnes, with most of the increase from smelters in China and India. During 2008, margins were squeezed as the zinc price fell faster than costs. By the end of the year a significant number of smelters had announced production cuts, most of which came into effect in early 2009.

In 2008, China's smelters imported a record amount of zinc-in-concentrate, nearly 900,000 tonnes, as its domestic mine growth was cut back in response to weaker zinc price and negative margins. Mined zinc production in China contracted by almost 2% year-on-year. In the final quarter of the year, other mine production cuts occurred, mainly in North America and Western Europe. Overall, global mined zinc production grew by just over 5% to 11.5 million tonnes, mainly from Australia, India, Peru and Bolivia.

The zinc concentrate market weakened in 2008 as smelter production grew at a lower rate than mined production. Benchmark treatment charges increased to $300 per tonne on a $2,000 per tonne zinc price basis compared to $300 per tonne on a $3,500 per tonne zinc basis in 2007.


1193 Kg

Zinc 'jumbo strip' at the dock of San Juan de Nieva, Spain, the world's largest zinc smelter

Outlook

In response to low prices, 1.0 million tonnes of zinc curtailments have been announced for 2009, representing over 9% of planned production levels prior to the economic downturn in the second half of 2008. Further mine cutbacks are likely if zinc prices remain at low levels. In the medium to long term, as the stimulus plans of the major economies take effect, global zinc consumption is expected to increase from rising demand from the galvanised sheet sector, fuelled by vehicle production, infrastructure projects and consumer goods.

Lead

Global lead consumption is estimated to have increased in 2008 by approximately 3% compared to the previous year. China continues to be the driving force behind global growth, with consumption increasing by 14% or an additional 371,000 metric tonnes year-on-year, driven primarily by demand for stationary, automobile and electric-powered bicycle batteries.

In 2008, global refined lead production rose by 5% to 8.5 million tonnes, driven primarily by higher production from China and other Asian countries. As a result, global demand and supply for refined lead remained broadly balanced, ending the year with a small surplus of approximately 60,000 metric tonnes.

Global mined lead production increased by 7% in 2008 to 3.6 million tonnes. The main contribution to the increase came from Canada, China, Russia and Bolivia. Mine production is expected to remain flat in 2009 as a result of mine production cuts in response to low prices.

LME stocks fluctuated during the year between a low of 40,950 metric tonnes and a high of some 101,900 metric tonnes, ending 2008 at 45,150 metric tonnes, representing two days of global consumption.

The average LME monthly cash price for lead started the year at $2,608 per tonne, peaking in February at $3,080, before falling to a low of $880 per tonne in mid-December. The average LME cash price for 2008 was $2,084 per tonne, 20% lower than in 2007.

Outlook

Lead market conditions are expected to remain challenging in the first months of 2009 as the weak automotive sector reduces demand for batteries although the market for replacement batteries is expected to remain relatively robust. Recent mine and refined metal production cuts and historically low levels of LME stocks should help to offset demand weakness and generate a market surplus for the remainder of the year.

Operations

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Revenue	**3,202**	4,726
Zinc lead Australia	**360**	519
Lead Europe	**486**	467
Zinc Europe	**1,308**	2,192
Zinc North America	**971**	1,414
Zinc Peru**	**77**	134
EBITDA	**444**	1,822
Zinc lead Australia	**41**	575
Lead Europe	**16**	10
Zinc Europe	**195**	479
Zinc North America	**133**	607
Zinc Peru**	**59**	151
Depreciation and amortisation	**(331)**	(293)
Zinc lead Australia	**(95)**	(60)
Lead Europe	**(4)**	(4)
Zinc Europe	**(44)**	(39)
Zinc North America	**(155)**	(157)
Zinc Peru**	**(33)**	(33)
EBIT	**113**	1,529
Zinc lead Australia	**(54)**	515
Lead Europe	**12**	6
Zinc Europe	**151**	440
Zinc North America	**(22)**	450
Zinc Peru**	**26**	118
Share of Group EBIT	**1.6%**	17.4%
Australia	**(0.7)%**	5.9%
Europe	**2.2%**	5.1%
North America	**(0.3)%**	5.1%
Zinc Peru**	**0.4%**	1.3%
Capital employed†	**5,421**	5,089
ROCE*	**2.7%**	45.1%
Capital expenditure	**655**	504
Australia	**460**	334
Europe	**91**	60
North America	**104**	110
Sustaining	**278**	219
Expansionary	**377**	285

* *ROCE % based on average exchange rates for the year*
** *Xstrata Zinc's pro-rata share of Xstrata's 33.75% interest in Antamina*
† *Includes goodwill allocation on acquisition of Falconbridge*

EBIT variances

	$m
EBIT 31.12.07	**1,529**
Sales price*	(1,390)
Volumes	48
Unit cost – real	87
Unit cost – CPI inflation	(44)
Unit cost – mining industry inflation	(74)
Unit cost – foreign exchange	(32)
Other income and expenses	7
Depreciation and amortisation (excluding foreign exchange)	(18)
EBIT 31.12.08	**113**

* *Net of commodity price-linked costs, treatment and refining charges*



35

Transporting ore from the George Fisher mine to the Mount Isa concentrator, Queensland, Australia. Production in 2008 increased by 10% at George Fisher

Xstrata Zinc's EBIT declined to $113 million from $1,529 million in 2007, largely due to the impact of lower zinc and lead prices which reduced earnings by $1,390 million. Continued mining sector and CPI inflation impacted earnings by a total of $118 million as cost reductions, resulting from current economic conditions, lagged. Major items included higher electrical energy prices in Europe and increased contract labour costs across the operations. However, inflationary impacts were more than offset by real cost savings and improved volumes, which together contributed $135 million to earnings. Cost savings of $87 million were achieved primarily as a result of enhanced productivity from higher volumes and operating efficiencies. Consolidated C1 cash costs increased from 51.7¢ per pound in 2007 to 58.3¢ per pound in 2008, mainly due to higher mining industry inflation, partially offset by increased volumes and by-product credits.

Expansions at the Australian operations and the commencement in July of production at Perseverance mine increased zinc in concentrate production by 17% compared to 2007, despite the closure in August of the Xstrata Zinc-Teck Cominco joint venture Lennard Shelf mine in Western Australia. Zinc metal production was 6% lower in 2008 due to a transformer failure at the San Juan de Nieva smelter and a six-week strike at Kidd smelter.

Lead in concentrate production rose by 18% in 2008 due to expansions, higher grades and improved concentrator recoveries at the Australian operations. Lead metal production increased by 16% as higher volumes of Mount Isa lead concentrate were refined at Northfleet.

Zinc Lead Australia

Despite a strong operational performance and improved volumes, Xstrata Zinc's Australian operations recorded an operating loss of $54 million, as declining prices, lower mined grades and higher input costs outweighed the positive impact of increased ore throughput and improved recoveries at the Mount Isa zinc-lead concentrator and higher mined production.

George Fisher mine increased production in 2008 by 10% to 3.1 million tonnes. The completion of the KG53 decline/incline project in September allowed for production from George Fisher North Upper Level to be trucked to the surface in the fourth quarter of 2008.

The Black Star Open Cut operation has maintained ore production, complementing feed from the George Fisher and Handlebar Hill open cut mines to ensure the concentrator was fully utilised. Handlebar Hill Open Cut mined first ore in June 2008 and produced 980,050 tonnes of ore during the year.

Performance at the Mount Isa zinc-lead concentrator improved significantly and throughput increased from 5.0 million tonnes in 2007 to 6.1 million tonnes in 2008 as the expansion project progressed. Zinc metal in concentrate rose by 25% to 283,100 tonnes. Real cost savings were achieved through optimising reagent usage and improvements in energy efficiency. These improvements were partially offset by inflationary increases in the price of many consumables.

In 2008, the Mount Isa lead smelter achieved a record year with production up by 33% to 167,303 tonnes of crude lead. This was the result of increased concentrate feed from the zinc-lead concentrator and increased volumes of third-party lead concentrate feed.

McArthur River Mine continued its open pit development, mining from Stage D and Stage E with stripping commencing on Stage F. Mining production increased marginally over 2007 levels to 2 million tonnes. Average head grades decreased from 10.2% in 2007 to 9.6% in 2008 in line with the mine plan.

Concentrator throughput at McArthur River Mine increased by 12% to 2.1 million tonnes following the commissioning of increased concentrator capacity in the third quarter. Zinc metal in concentrate increased by 3% to 142,460 tonnes, due to increased throughput tonnage, but was partially offset by lower feed grade to the mill.

Zinc Lead Europe

EBIT at the European operations of $163 million declined in line with lower prices and slightly lower zinc metal volumes.

Consolidated zinc metal production in 2008 decreased by 4%, primarily due to the failure of a cellhouse transformer at the world-class San Juan de Nieva smelter that was partially offset by slightly higher production from the Nordenham smelter in Germany. Despite the failure, the San Juan de Nieva smelter ran at 90% capacity for 11 months and the roasters ran at full capacity, allowing 19,279 tonnes of calcine to be supplied to Nordenham smelter to realise further operational synergies between the European operations. San Juan de Nieva remains in the first quartile of the industry cost curve and is the world's largest zinc smelter. The expansion of the silver recovery plant at San Juan de Nieva was completed in March 2008 allowing for the doubling of lead silver concentrate production to 20,922 tonnes, with a lead content of 30%.

Lead production at Britannia Refined Metals Northfleet lead refinery in the UK, rose to 139,062 tonnes, 16% higher than in 2007, as a result of improved lead output from Mount Isa. Disruptions to shipments mid-year caused variations in crude lead and finished product stock, constraining sales volumes to 134,445 tonnes, 8% higher than in 2007. Silver production was 36% higher than in 2007 due to higher tonnage and an increase in the average silver grade in crude lead.

Zinc Lead Americas

EBIT at the Zinc Lead Americas declined to a small operating loss of $22 million, more than offset by earnings of $26 million from Xstrata Zinc's share of the Antamina copper-zinc operation in Peru. At the Brunswick mine, ore processed in 2008 decreased by 3% to 3.3 million tonnes. Mine head grades and zinc metallurgical recoveries remained flat at 8.4% and 87.4% respectively, producing 242,478 tonnes of zinc-in-concentrate, a 4% reduction from 2007. The mine experienced two large seismic events in January and September which restricted mining to around 90% of planned tonnage. As part of the mine's energy management programme, energy consumption has been reduced by 10% and direct greenhouse gas emissions have decreased by 14% over the past two years.

The Brunswick smelter processed a total of 234,760 tonnes of new feed materials, an 11% increase over 2007. A record amount of recycled and secondary feed was processed during 2008 representing 46% of the total feed processed and contributing to higher operating margins. Refined lead production at 81,329 tonnes was 15% higher than 2007 while silver doré production declined significantly, reflecting lower feed grades.

The new Perseverance mine in Northern Quebec commenced production ahead of schedule on 1 July 2008 and within the original budget. In 2008, Perseverance produced 60,265 tonnes of zinc concentrate and 3,793 tonnes of copper concentrate. At full production, the mine will produce 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate with a mine life of five and a half years.

The CEZinc refinery in Quebec produced 264,231 tonnes of cast zinc, a slight improvement on 2007 production. Sulphuric acid production of 456,556 tonnes declined slightly from the prior year. A total of 508,008 tonnes of concentrate was processed, a 1% reduction from 2007. In February 2008, a new four-year collective agreement was concluded with unionised employees.

The Kidd zinc hydrometallurgical plant produced 121,193 tonnes of zinc metal, representing a 15% decrease from 2007, due to a six-week strike in the fourth quarter of 2008. During the year, cost reduction initiatives were implemented in the cellhouse and casting to improve operational efficiencies. A maintenance shutdown is planned for the second quarter of 2009.

In 2008, zinc ore processed at Antamina mine rose by 14% to 3.8 million tonnes (Xstrata's 33.75% attributable share). Higher zinc ore grades were partially offset by lower zinc recoveries of 85.3% compared to 87.3% in 2007. As a result, Xstrata Zinc's share of Antamina zinc metal in concentrate produced was 117,381 tonnes, 19% higher than in 2007.

Summary production data

	Year ended 31.12.08	Year ended 31.12.07
Total zinc in concentrate production (t)	**861,033**	735,555
Total zinc in metal production (t)	**795,565**	843,726
Total lead in concentrate production (t)	**251,496**	213,735
Total lead in metal production (t)	**220,391**	190,168
Consolidated Zinc cash cost (C1) – post by-product credits (US¢/lb)	**58.33**	51.69



Brian Mutare, a mechanical fitter at the zinc-lead concentrator at Mount Isa, Queensland, Australia. Performance at the Mount Isa zinc-lead concentrator improved significantly during 2008 with throughput increasing from 5 million tonnes in 2007 to 6.1 million tonnes

Developments

Zinc Lead Australia

A strategic review aimed at optimising efficiency and productivity and securing the long-term future of Mount Isa operations during challenging operating conditions has resulted in a restructuring of Xstrata Zinc's Mount Isa zinc-lead operations includes placing its Handlebar Hill operation on care and maintenance from early February 2009. Production from Handlebar Hill will be replaced by increased output from the George Fisher and Black Star operations at Mount Isa.

The open pit development at McArthur River was completed on schedule during 2008. The capacity of the concentrator at McArthur River Mine was increased from annual throughput of 1.8 million tonnes of ore to 2.5 million tonnes of ore. The concentrator achieved the design 2.5 million tonnes throughput rate in November 2008.

However, production in December was reduced by approximately 25% in the light of current market conditions, and all mining and civil works were suspended on 17 December, following a decision by the Full Bench of the Australian Federal Court to invalidate the original approval granted for the MRM expansion due to a procedural error by the Federal Government. MRM resubmitted its application to the Federal Environment Minister shortly after this judgement and on 22 January, the Minister gave preliminary, conditional approval for the expansion, subject to a 10-day consultation period. Stockpiled ore was processed at the site while mining was suspended, but was depleted by 23 January, at which time the operation was placed into care and maintenance. On 20 February, the Minister approved MRM's open pit development and operations have recommenced.

Zinc Lead Europe

Exploration efforts in Ireland, accomplished with a 23.6% joint venture partner, Minco plc, have identified significant zinc mineralisation at the Pallas Green property near Limerick. An exploration programme was carried out in 2008 to define economic reserves and initiate baseline studies and further work is planned for 2009.



Sales volumes

	Year ended 31.12.08	Year ended 31.12.07
Australia – Mount Isa		
Zinc in concentrate (t) third-party sales (payable metal)	**171,137**	94,911
Zinc in concentrate (t) inter-company sales (payable metal)	**69,580**	102,204
Total zinc (t) (payable metal)	**240,717**	197,115
Lead in concentrate (t) third-party sales (payable metal)	**3,656**	2,617
Lead in bullion (t) inter-company sales (payable metal)	**155,401**	124,826
Total lead (t) (payable metal)	**159,057**	127,443
Silver in concentrate (koz) third-party sales (payable metal)	**385**	336
Silver in bullion (koz) inter-company sales (payable metal)	**9,172**	7,678
Total silver (koz) (payable metal)	**9,557**	8,014
Australia – McArthur River		
Zinc in concentrate (t) third-party sales (payable metal)	**115,241**	104,319
Lead in concentrate (t) third-party sales (payable metal)	**29,945**	20,358
Silver in concentrate (koz) third-party sales (payable metal)	**318**	199
Australia – Lennard Shelf*		
Zinc in concentrate (t) third-party sales (payable metal)	**13,617**	10,162
Zinc in concentrate (t) inter-company sales (payable metal)	**3,561**	5,079
Total zinc in concentrate (t) (payable metal)	**17,178**	15,241
Lead in concentrate (t) third-party sales (payable metal)	**2,117**	2,637
Lead in concentrate (t) inter-company sales (payable metal)	**2,291**	2,994
Total lead in concentrate (t) (payable metal)	**4,408**	5,631
Europe – San Juan de Nieva		
Refined zinc (t)	**432,507**	457,210
Europe – Nordenham		
Refined zinc (t)	**144,994**	146,151
Noranda zinc (t)	–	5,709
Europe – Northfleet		
Refined lead (t)	**134,445**	124,667
Noranda lead (t)	–	3,562
Refined silver (koz)	**7,729**	6,133

Sales volumes continued

	Year ended 31.12.08	Year ended 31.12.07
North America – Brunswick		
Zinc in concentrate (t) third-party sales (payable metal)	**95,755**	32,359
Zinc in concentrate (t) inter-company sales (payable metal)	**89,933**	162,022
Total zinc (t) (payable metal)	**185,688**	194,381
Lead concentrate (t) third-party sales (payable metal)	**5,982**	12,279
Lead concentrate (t) inter-company sales (payable metal)	**49,285**	47,736
Zinc in bulk concentrate (t) third-party sales (payable metal)	**10,111**	17,119
Lead in bulk concentrate (t) third-party sales (payable metal)	**8,290**	13,224
Silver in bulk concentrate (koz) third-party sales (payable metal)	**522**	785
Silver in bulk concentrate (koz) inter-company sales (payable metal)	**–**	–
Refined lead & Alloys (t)	**77,228**	44,105
Silver doré (koz) inter-company sales	**4,810**	3,987
North America – CEZ**		
Refined zinc (t)	**64,669**	65,533
Perseverance		
Zinc in concentrate (t) third-party sales (payable metal)	**8,269**	–
Zinc in concentrate (t) inter-company sales (payable metal)	**39,140**	–
Total zinc (t) (payable metal)	**47,409**	–
North America – Kidd Creek		
Refined zinc (t)	**124,917**	126,355
Peru – Antamina zinc***		
Zinc in concentrate (t) third-party sales (payable metal)	**99,441**	68,937
Zinc in concentrate (t) inter-company sales (payable metal)	–	14,883
Total zinc (t) (payable metal)	**99,441**	83,820
Total zinc metal third-party sales (t)	**767,087**	800,958
Total zinc in concentrate third party sales (t)	**513,571**	327,807
Total lead metal third-party sales (t)	**211,673**	172,334
Total lead in concentrate third party sales (t)	**49,990**	51,115
Total silver metal third-party sales (koz)	**7,729**	6,133
Total silver in concentrate third party sales (koz)	**1,225**	1,320
Average LME zinc price (US$/t)	**1,870**	3,257
Average LME lead price (US$/t)	**2,084**	2,594

* *Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)*
** *Xstrata Zinc's pro rata share of CEZ sales volumes (25%)*
*** *Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina*

Xstrata Technology Services

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

Financial and operating data

$m	Year ended 31.12.08	Year ended 31.12.07
Revenue	**235**	217
EBITDA	**38**	47
Depreciation and amortisation	**(6)**	(4)
EBIT	**32**	43
Capital expenditure	**6**	5
Employees	**162**	137

For more information visit:
www.xstratatechnologyservices.com

Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

Xstrata Technology

Xstrata Technology experienced strong demand for its technology solutions products during most of 2008, although deteriorating economic conditions resulted in a decline in EBIT by 26% due to the deferral of a number of projects following the sudden shortage of funding experienced by some customers following the onset of the credit crisis.

Xstrata Technology's IsaMill™ division grew during 2008 as its technology was adapted for mainstream grinding applications. Orders were received from Australia, Europe, USA, Mexico and South Africa, with most of the mills to be commissioned in 2009. During the year, four new ISASMELT™ furnaces were designed, including the first Isaconvert™ furnace for Mopani Copper Mines in Zambia. This furnace will improve the environmental performance and efficiency of copper smelting compared with conventional converter technology.

Xstrata Process Support

Xstrata Process Support provides high expertise technical services to the minerals sector and demand for its services from Xstrata's operations continues to be strong. EBIT remained stable in 2008. External customers accounted for 25% of total revenue, an increase on the 10% achieved in 2007.

In 2008, the Process Mineralogy group provided ore characterisation and process design services to Xstrata Nickel in Canada and Xstrata Copper in Australia. The Process Mineralogy group has seen strong demand growth from Xstrata's PGM operations and external customers who are seeking to improve the characterisation of their ore bodies. The Extractive Metallurgy group experienced strong demand in 2008 for its process modelling expertise from both internal and external clients, including Xstrata Nickel, for which it is developing processes for new ore bodies. During 2008, the Process Control group delivered improved control of the primary grinding circuit at Sudbury nickel operations and designed and commissioned the control systems for a major expansion of nickel recycling capacity. It contributed to control improvements at Kidd copper operations and is a member of the standard concentrator design team for Xstrata Copper.

Operations Data

Name of operation	Ownership	Annual production capacity (full plan time basis)	100% production 2008	100% production 2007	Accounting/ status	Location
Xstrata Alloys						
Boshoek plant	79.5%	240kt	190kt	192kt	Joint venture	Boshoek, South Africa
Lion plant	79.5%	360kt	242kt	230kt	Joint venture	Steelpoort, South Africa
Lydenburg plant	69.6%	396kt	283kt	341kt	Joint venture	Lydenburg, South Africa
Rustenburg plant	79.5%	430kt	302kt	381kt	Joint venture	Rustenburg, South Africa
Wonderkop plant	79.5%	553kt	400kt	389kt	Joint venture	Marikana, South Africa
Boshoek opencast mine	79.5%	1,344kt	1,331kt	602kt	Joint venture	Boshoek, South Africa
Horizon mine	79.5%	144kt	38kt	68kt	Joint venture	Pilansberg, South Africa
Kroondal mine	79.5%	1,320kt	1,134kt	1,266kt	Joint venture	Rustenburg, South Africa
Thorncliffe mine	79.5%	1,320kt	1,150kt	1,195kt	Joint venture	Steelpoort, South Africa
Helena mine	79.5%	960kt	434kt	335kt	Joint venture	Steelpoort, South Africa
Waterval mine	79.5%	480kt	66kt	–	Joint venture	Rustenburg, South Africa
Rhovan V_2O_5	74%	22,000k lbs	16,604k lbs	18,870k lbs	Joint venture	Brits, South Africa
FeV	74%	6,000k kg	3,622k kg	4,280k kg		
Maloma mine	75%	660kt	280kt	413kt	Subsidiary	Maloma, Swaziland
Char Technologies	100%	112kt	92kt	103kt	Subsidiary	Witbank, South Africa
African Carbon Manufacturers	100%	153kt	125kt	126kt	Subsidiary	Witbank, South Africa
African Carbon Producers	100%	158kt	124kt	143kt	Subsidiary	Witbank, South Africa
African Fine Carbon	100%	156kt	101kt	143kt	Subsidiary	Middelburg, South Africa
African Carbon Union	74%	133kt	102kt	114kt	Subsidiary	Witbank, South Africa
Mototolo	37%	240koz	158koz	171koz	Joint venture	Steelpoort, South Africa
Eland	74%	240koz	145koz	14koz	Joint venture	Brits, South Africa

Name of operation	Ownership	Annual production capacity (full plan time basis)	100% production 2008	100% production 2007	Accounting/ status	Location
Xstrata Coal						
Americas						
Cerrejón	33.3%	32,000kt	31,231kt	29,626kt	Joint venture	Colombia
Australia						
Cumnock*	90%	0kt	824kt	944kt	Joint venture	Hunter Valley
Liddell	67.5%	4,900kt	3,032kt	3,182kt	Joint venture	Hunter Valley
Macquarie Coal JV						
– West Wallsend	80%	2,400kt	1,910kt	1,961kt	Joint venture	Newcastle
– Westside	80%	700kt	751kt	895kt	Joint venture	Newcastle
Mount Owen	100%	8,000kt	7,188kt	5,062kt	Subsidiary	Hunter Valley
Ravensworth Operations	100%	4,300kt	4,255kt	4,042kt	Subsidiary	Hunter Valley
Ravensworth Underground	70.2%	3,000kt	1,101kt	–	Joint venture	Hunter Valley
Oakbridge Group						
– Baal Bone	74.1%	1,800kt	1,220kt	1,481kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	5,000kt	4,507kt	5,418kt	Joint venture	Hunter Valley
– Bulga	68.3%	6,000kt	4,819kt	5,267kt	Joint venture	Hunter Valley
Tahmoor	100%	2,000kt	1,486kt	257kt	Subsidiary	Southern coal fields
Ulan						
– Ulan Underground	90%	6,200kt	6,199kt	3,713kt	Joint venture	Western Coal Fields
– Ulan Opencut**	90%	0kt	797kt	1,924kt	Joint venture	
United	95%	2,300kt	2,217kt	2,513kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	6,743kt	7,999kt	Joint venture	Bowen Basin
Newlands						
– Thermal	55%	8,600kt	6,277kt	4,741kt	Joint venture	
– Coking	55%	1,400kt	1,913kt	2,430kt	Joint venture	Bowen Basin
Collinsville						
– Thermal	55%	3,600kt	2,657kt	2,551kt	Joint venture	
– Coking	55%	1,700kt	1,126kt	1,441kt	Joint venture	Bowen Basin
Rolleston	75%	8,000kt	7,235kt	6,773kt	Joint venture	Bowen Basin
South Africa						
Southstock Division						
– Opencast	79.8%	700kt	681kt	597kt	Subsidiary	Witbank
– Underground	79.8%	5,000kt	4,647kt	4,472kt	Subsidiary	Witbank
Mpumalanga Division						
– Spitzkop	79.8%	1,400kt	1,108kt	1,017kt	Subsidiary	Ermelo
– Tselentis	79.8%	1,400kt	1,322kt	1,801kt	Subsidiary	Breyten
Impunzi Division						
– Opencast	79.8%	5,400kt	2,287kt	4,256kt	Subsidiary	Witbank
– Underground**	79.8%	0kt	1,079kt	2,500kt	Subsidiary	Witbank
Tweefontein						
– Opencast	79.8%	3,500kt	3,481kt	1,557kt	Subsidiary	Witbank
– Underground	79.8%	2,700kt	2,699kt	3,554kt	Subsidiary	Witbank
Goedgevonden***	74%	6,000kt	2,919kt	1,689kt	Joint venture	Witbank

* *Current operations completed, decision on remaining reserves pending*
** *Capacity once commissioned*
*** *Planned closure due to the exhaustion of reserves*

Operations Data *continued*

Name of operation	Ownership	Annual production capacity (full plan time basis)	100% production 2008	100% production 2007	Accounting/ status	Location
Xstrata Copper						
Argentina						
Alumbrera	50%	41mt ore 156kt Cu in conc 415koz Au in conc 40koz Au in doré	37.5mt 156.9kt Cu in conc 443.9koz Au in conc 60.5koz Au in doré	38.6mt 180.2kt Cu in conc 540.7koz Au in conc 74.4koz Au in doré	Subsidiary	Catamarca, Argentina
Australia						
Mount Isa	100%	6.2mt ore 170kt Cu in conc 300kt Cu in anode	5.9mt ore 151.6kt Cu in conc 236.2kt Cu in anode	6.0mt ore 172.6kt Cu in conc 217.9kt Cu in anode	Subsidiary	North West Queensland, Australia
Ernest Henry	100%	11mt ore 115kt Cu in conc 120koz Au in conc	12.2mt ore 110.9kt Cu in conc 146.1koz Au in conc	11.5mt ore 95.8kt Cu in conc 123.3koz Au in conc	Subsidiary	North West Queensland, Australia
Townsville Refinery	100%	300kt Cu cathode	266.5kt Cu cathode	232.0kt Cu cathode	Subsidiary	North Queensland, Australia
Canada						
CCR	100%	370kt Cu cathode	344.8kt Cu cathode	319.6kt Cu cathode	Subsidiary	Quebec, Canada
Horne	100%	180kt Cu in anode	171.5kt Cu in anode	177.3kt Cu in anode	Subsidiary	Quebec, Canada
Kidd Creek	100%	50kt Cu in conc 135kt Cu in cathode	42.7kt Cu in conc 87.3kt Cu in cathode	46.6kt Cu in conc 127.8kt Cu in cathode	Subsidiary	Ontario, Canada
Chile						
Altonorte	100%	290kt Cu in anode	231.9kt Cu in anode	272.8kt Cu in anode	Subsidiary	Antofagasta Region, Chile
Collahuasi	44%	48mt ore 400kt Cu in conc 60kt Cu cathode	58mt ore 415.0kt Cu in conc 49.4kt Cu cathode	62mt ore 393.9kt Cu in conc 58.2kt Cu cathode	Joint venture	Tarapacá Region, Chile
Lomas Bayas	100%	13.5mt ore 65kt Cu cathode	13.7mt 59.1kt Cu cathode	13.1mt 61.4kt Cu cathode	Subsidiary	Antofagasta Region, Chile
Peru						
Antamina (joint with Xstrata Zinc)	33.75%	35mt ore 370kt Cu in conc	38mt ore 343.7kt Cu in conc	35mt ore 329.9kt Cu in conc	Joint venture	Ancash Region, Peru
Tintaya	100%	10mt ore 85kt Cu in conc 35kt Cu cathode	8.9mt 83.6kt in conc 27.3kt Cu in cathode	11.8mt 83.8kt in conc 36.0kt Cu in cathode	Subsidiary	Espinar Province, Peru
Xstrata Nickel						
Australia						
Cosmos	100%	250kt ore 13kt Ni in conc	226kt ore 7.3kt Ni in conc	–	Subsidiary	Mt Keith-Leinster, Western Australia
Sinclair	100%	300kt ore 6kt Ni in conc	37kt ore 0.3kt Ni in conc	–	Subsidiary	Mt Keith-Leinster, Western Australia
Canada						
Montcalm	100%	875kt ore 11kt Ni in conc	927kt ore 9kt Ni in conc	941kt ore 10kt Ni in conc	Subsidiary	Ontario, Canada
Sudbury	100%	2.7mt ore 130kt Ni-Cu matte	1.9mt ore 114kt Ni-Cu matte	2.2mt ore 122kt Ni-Cu matte	Subsidiary	Ontario, Canada
Raglan	100%	1.3mt ore 27kt Ni in conc	1.3mt ore 26kt Ni in conc	1.2mt ore 26kt Ni in conc	Subsidiary	Quebec, Canada

Name of operation	Ownership	Annual production capacity (full plan time basis)	100% production 2008	100% production 2007	Accounting/ status	Location
Dominican Republic						
Falcondo	85.3%	4.0mt ore 28.5kt Ni in FeNi	2.7mt ore 18.8kt Ni in FeNi	4.1mt ore 29.1kt Ni in FeNi	Subsidiary	Bonao, Dominican Republic
Norway						
Nikkelverk	100%	90kt Ni 39kt Cu 5.2kt Co	88.7kt Ni 37.0kt Cu 3.7kt Co	87.6kt Ni 34.2kt Cu 3.9kt Co	Subsidiary	Kristiansand, Norway
Xstrata Zinc						
Australia						
Lennard Shelf	50%	Closed in August 2008	31kt Zn in conc 9kt Pb in conc	42kt Zn in conc 12.4kt Pb in conc	Joint venture	Western Australia
McArthur River	100%	2.5mt ore 181kt Zn in conc	2mt ore 142kt Zn in conc	1.9mt ore 138kt Zn in conc	Subsidiary	Northern Territory, Australia
Mount Isa	100%	6.4mt ore 283kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	6.4mt ore 283kt Zn in conc 167kt Pb in bullion 317t Ag in bullion	5.1mt ore 277kt Zn in conc 126kt Pb in bullion 234t Ag in bullion	Subsidiary	North West Queensland, Australia
Canada						
Brunswick Mine	100%	3.6 mt ore 275kt Zn in conc 80 kt Pb in conc 210t Ag in conc 8kt Cu in conc	3.3mt ore 242kt Zn in conc 70kt Pb in conc 194t Ag in conc 6kt Cu in conc	3.4mt ore 252kt Zn in conc 70kt Pb in conc 195t Ag in conc 8kt Cu in conc	Subsidiary	New Brunswick, Canada
Brunswick Smelting	100%	110kt refined lead 450t silver doré	81.3kt refined lead 152t silver doré	70.7kt refined lead 155t silver doré	Subsidiary	New Brunswick, Canada
CEZ Refinery	25%	301kt Zn	292kt Zn	292kt Zn	Associate	Quebec, Canada
Perseverance Mine	100%	949Kt ore 113.9kt Zn in conc 6.9kt Cu in conc	511Kt ore 60.3kt Zn in conc 3.8kt Cu in conc	– – –	Subsidiary	Quebec, Canada
General Smelting	100%	27kt Zn and Pb foundry products	8kt Zn and Pb foundry products	8kt Zn and Pb foundry products	Subsidiary	Quebec, Canada
Kidd Creek Refinery	100%	153kt Zn	121kt Zn	143kt Zn	Subsidiary	Ontario, Canada
Germany						
Nordenham	100%	157kt Zn 151kt saleable Zn	151kt Zn 144kt saleable Zn	150kt Zn 144kt saleable Zn	Subsidiary	Nordenham, Germany
Peru						
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 403kt Zn	348kt Zn	292kt Zn	Joint venture	Ancash Region, Peru
Spain						
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	450kt Zn 431kt saleable Zn	478kt Zn 458kt saleable Zn	Subsidiary	Asturias, Spain
Hinojedo	100%	47kt calcine 31kt SO2	40kt calcine 26kt SO2	37kt calcine 24kt SO2	Subsidiary	Cantabria, Spain
Arnao	100%	24kt ZnO	16kt ZnO	10kt ZnO	Subsidiary	Asturias, Spain
UK						
Northfleet	100%	180kt primary Pb 360t refined Ag	139kt primary Pb 246t Ag	119kt primary Pb 181t Ag	Subsidiary	Northfleet, UK



4
Governance

< Coal from Xstrata Coal's Australian operations. Very strong demand for thermal and coking coal drove prices to unprecedented levels during 2008

Board of Directors



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1. Willy Strothotte

Willy Strothotte, aged 64, has been Chairman of Xstrata since February 2002. From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr. Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr. Strothotte was appointed Chief Executive Officer of Glencore in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr. Strothotte, has been Chairman of Xstrata AG since 1994, is Chairman of Glencore International and is currently a director of Century Aluminium Corporation, Minara Resources Limited and KKR Financial Holdings LLC.

2. Mick Davis

Mick Davis, aged 51, is the Chief Executive of Xstrata. Mr. Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of Xstrata in February 2002. Previously, Mr. Davis was Chief Financial Officer and an Executive Director of Billiton Plc, appointed in July 1997 and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an Executive Director.

3. David Rough

David Rough, aged 58, was appointed to the Board of Xstrata in April 2002, is Deputy Chairman, the Senior Independent Director and Chairman of the Nominations Committee. Mr. Rough was a director of Legal & General Group Plc before retiring from Legal & General in June 2002. As Group Director (Investments), Mr. Rough headed all aspects of fund management within Legal & General Investments. Mr. Rough is currently a director of Friends Provident plc, Land Securities Group plc, and Brown, Shipley & Co Ltd.

4. Ivan Glasenberg

Ivan Glasenberg, aged 52, was appointed to the Board of Xstrata in February 2002. Mr. Glasenberg is Chief Executive Officer of Glencore International, which he joined in 1984. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of the Glencore Coal Department and in 2002 Chief Executive Officer of Glencore International. He is also currently a director of Minara Resources Limited and United Company Rusal Limited.

5. Paul Hazen

Paul Hazen, aged 67, was appointed a director of Xstrata in February 2002. Mr. Hazen is a former Chairman and CEO of Wells Fargo and Company from which he retired in April 2001 as Chairman after a 30-year career with the bank. He was also a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent Director of Vodafone Group Plc until July 2006. Mr. Hazen is currently Chairman of Accel-KKR and of KKR Financial Corporation and also serves as Lead Independent Director of Safeway, Inc.

6. Claude Lamoureux

Claude Lamoureux, aged 66, joined the Board of Xstrata on 6 May 2008 and was until 1 December 2007, President and Chief Executive Officer of the Ontario Teachers' Pension Plan Board. Previously, he spent 25 years as a financial executive with Metropolitan Life in Canada and the US. He is also a director of Northumbrian Water Group plc, Cordiant Capital, Glass Lewis, Maple Leaf Foods Inc., Atrium Innovations Inc., the Canadian Institute for Advanced Research, The Foundation for Investors Rights, Glass Lewis, The Learning Partnership and the York University Foundation.


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11

7. Robert MacDonnell

Robert MacDonnell, aged 71, was appointed to the Board of Xstrata in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr. MacDonnell was a Management Consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr. MacDonnell became the first non-founding partner of KKR in 1982 and participated in virtually all investment decisions until the firm expanded in the late 1980s. He is also a director of Safeway, Inc. Mr. MacDonnell will retire from the Board of Xstrata at the Annual General Meeting.

8. Trevor Reid

Trevor Reid, aged 48, is the Chief Financial Officer of Xstrata. Mr. Reid joined Xstrata AG in January 2002, and was appointed to the Board of Xstrata in February 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

9. Sir Steve Robson CB

Sir Steve Robson CB, aged 65, was appointed to the Board of Xstrata in February 2002 and is Chairman of the Audit Committee. Sir Steve retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is also a director of JPMorgan Cazenove Holdings and the Financial Reporting Council.

10. Ian Strachan

Ian Strachan, aged 65, was appointed to the Board of Xstrata in May 2003 and is the Chairman of the Health, Safety, Environment and Community Committee. Mr. Strachan is a director of Johnson Matthey plc, Rolls-Royce Group plc, Caithness Petroleum Limited and Transocean Inc. Mr. Strachan was Chairman of Instinet Group from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr. Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995.

11. Santiago Zaldumbide

Santiago Zaldumbide, aged 66, is an Executive Director of Xstrata, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc. Mr. Zaldumbide was appointed to the Board of Xstrata in February 2002. He is a previous Chief Executive Officer and director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana de Zinc. Mr. Zaldumbide is also a member of the European Advisory Council of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

Executive Management

Executive Committee

Mick Davis
Chief Executive

Trevor Reid
Chief Financial Officer

Santiago Zaldumbide
Chief Executive Xstrata Zinc



Peter Freyberg
Chief Executive Xstrata Coal



Peet Nienaber
Chief Executive Xstrata Alloys



Benny Levene
Chief Legal Counsel



Ian Pearce
Chief Executive Xstrata Nickel



Thras Moraitis
Executive General Manager Group Strategy and Corporate Affairs



Charlie Sartain
Chief Executive Xstrata Copper

Executive Management

Xstrata Alloys

Bill Barrett, Executive Director Special Projects
Deon Dreyer, Managing Director Chrome and Vanadium
Jeff McLaughlan, Marketing Director
Mark Moffett, Chief Financial Officer
Ben Moolman, Managing Director Platinum
Eric Ratshikhopha, Executive Director Corporate Development
Mike Rossouw, Executive Director Operations

Xstrata Coal

Garry Beck, General Manager Marketing
Steven Bridger, Executive General Manager
Mick Buffier, Group Executive Corporate Affairs, Government and Industry Relations and Sustainable Development
Ian Cribb, Chief Operating Officer New South Wales
Mark Eames, Chief Development Officer
Jeff Gerard, Chief Operating Officer South Africa
Murray Houston, Executive General Manager South Africa
Earl Melamed, Chief Financial Officer
Reinhold Schmidt, Chief Operating Officer Queensland
Jamie Frankcombe, Executive General Manager Americas
Shaun Palmer, General Manager Human Resources

Xstrata Copper

Stefan Buys, Chief Operating Officer North Chile
Roberto Darouiche, General Manager Alumbrera
Bob Drabik, Executive General Manager Project Development
Claude Ferron, Chief Operating Officer Canada Copper
Peter Forrestal, Executive General Manager Project Evaluation
Louis Irvine, Chief Financial Officer
Steve de Kruijff, Chief Operating Officer North Queensland Copper
José Marun, Chief Operating Officer Southern Peru
Neal O'Connor, General Counsel
Alberto Olivero, Executive General Manager Human Resources

Xstrata Nickel

Ian Pearce, Chief Executive Officer
Marc Boissoneault, Vice President Sudbury
Michel Boucher, General Manager Raglan
Al Coutts, Executive General Manager, Australasia
Dominique Dionne, Vice President Corporate Affairs
Steve Flewelling, Senior Vice President Projects and Exploration
Ernest Mast, President and General Manager Falcondo
Doug McLarty, Vice President Legal
Lee Nehring, Vice President Sustainability and Human Resources
Øivind Stenstad, Managing Director Nikkelverk
Shaun Usmar, Chief Financial Officer

Xstrata Zinc

Iñigo Abarca, Chief Legal Counsel
Jaime Arias, General Manager Spanish Operations
Manuel Alvarez Dávila, Chief Operating Officer Canadian Division Assistant to the Chief Executive
Mario Chapados, General Manager CEZinc
Jean Desrosiers, Vice President Mining Operations, Canada
Brian Hearne, Chief Operating Officer Australian Division
Kevin Hendry, Executive General Manager Mount Isa Zinc/Lead Operations
Juan León, Chief Financial Officer
Rainer Menge, General Manager German Operations
Etienne Moller, General Manager McArthur River Mine
Emilio Tamargo, General Manager Business Development & Research
Neil Wardle, General Manager Britannia Refined Metals

Corporate

Brian Azzopardi, Group Controller
Claire Divver, General Manager Group Corporate Affairs
Richard Elliston, Company Secretary
Glenn Field, Global Head of Internal Audit and Risk
Paul Jones, Group General Manager Sustainable Development
Phil Jones, General Manager Human Resources
Andrew Latham, General Manager Head of Group Business Development
Hanré Rossouw, General Manager Investor Relations
Mark Sawyer, General Manager Group Business Development
Ian Wall, Group Treasurer
Jason Wilkins, Head of IT

Directors' Report

Results and Dividend
The Group's financial results are set out in the Financial Information section and in the Financial Review section of this report.

In light of the rights issue, Xstrata's Board has decided to waive the final dividend for 2008. As a result, the total 2008 dividend will consist of the interim dividend of 18¢ per share, which was declared in August and paid on 10 October 2008. The Board recognises the importance of dividend payments to shareholders and will resume dividend payments at the earliest opportunity.

Principal Activities
Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges with its headquarters in Zug, Switzerland. Additional information on the Group's operations is provided in the Strategy, Financial Review and Operating Review sections of this report.

Review of the Business, Future Developments and Post-balance Sheet Events
A review of the business and the future developments of the Group, including the principal risks and uncertainties, is presented in the Chairman's Statement and the Strategy section from page 8 to 29. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review on pages 37 to 44.

A full description of acquisitions, disposals, and changes to Group companies undertaken during the year, including post-balance sheet events, is included in the Financial Review on pages 37 to 44.

Exploration and Research, Development
The Group business units carry out exploration and research and development activities that are necessary to support and expand their operations.

Financial Instruments
The Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk are discussed on pages 37 to 44 of the Financial Review and in Note 37 of the Financial Statements.

Health, Safety, Environment & Community (HSEC)
A review of health, safety and environmental performance and community participation is presented in the Sustainable Development section of this report on pages 21 to 24.

Political and Charitable Donations
In accordance with Xstrata's corporate social involvement (CSI) policy, no political donations were made in 2008. Xstrata's corporate social involvement expenditure supports initiatives that benefit the communities local to the Group's operations in the areas of health, education, sport and the arts, community development, job creation and enterprise. In 2008, Xstrata set aside over $84 million for CSI initiatives. Donations during the year to UK registered charities totalled £368,466.

Employee Policies and Involvement
The Group's policy and performance regarding employee involvement, disabled employees, labour relations and employee share schemes is described in the Sustainable Development section of this report on pages 21 to 24.

Corporate Governance
A report on corporate governance and compliance with the provisions of the Combined Code is set out on pages 91 to 97.

Directors and their interests

The directors as at 31 December 2008 were:

Director	Position	First appointed	Re-elected	Retirement by rotation at AGM
Mick Davis	Chief Executive	25 February 2002	8 May 2007	
Ivan Glasenberg	Non-executive	25 February 2002	9 May 2006	Standing for re-election
Paul Hazen	Non-executive*	25 February 2002	6 May 2008	
Claude Lamoureux	Non-executive*	6 May 2008		
Robert MacDonnell	Non-executive*	25 February 2002	9 May 2006	Retiring
Sir Steve Robson	Non-executive*	25 February 2002	8 May 2007	
David Rough	Deputy Chairman, Senior Independent Director and non-executive*	1 April 2002	8 May 2007	
Trevor Reid	Chief Financial Officer	25 February 2002	8 May 2007	Standing for re-election
Ian Strachan	Non-Executive*	8 May 2003	6 May 2008	
Willy Strothotte	Chairman and Non-executive	25 February 2002	6 May 2008	
Santiago Zaldumbide	Executive	25 February 2002	9 May 2006	Standing for re-election

* *Denotes independent director*

Appointment of Directors

The rules for the replacement and appointment of directors are set out in the Articles of Association. Directors may only be appointed by the shareholders of the Company by ordinary resolution and not by the Board of Directors. Under the terms of a Relationship Agreement to which the Company is a party with Glencore International AG ('Glencore') dated 20 March 2002, Glencore, as a controlling shareholder of Xstrata, can nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors.

At every AGM of Xstrata, one-third of the directors or if their number is not three or a multiple of three, the number nearest to one-third, but at least one, must retire by rotation. The directors to retire are those who have been longest in office. Any director who has at the start of the AGM been in office for more than three years since his last appointment or reappointment shall retire at the AGM. As between those who were appointed or reappointed on the same day, those to retire are (unless they otherwise agree) determined by lot. A retiring director is eligible for re-election.

In accordance with the Articles of Association, four directors will retire and three will offer themselves for re-election at the forthcoming AGM. Details of the resolutions that will be put to the AGM are given in the Notice of AGM. Further details about the directors and their roles within the Group are given in the directors' biographies on pages 82 to 83.

Powers of the Directors

Subject to Xstrata's Memorandum and Articles of Association, UK legislation, and to any directions given by special resolution, the business of the Company is managed by the Board which may exercise all the powers of the Company. The Articles of Association contain specific provisions concerning Xstrata's power to borrow money and also provide the power to make purchases of any of its own shares. The directors have no existing authority to purchase Xstrata's own shares. The directors have been authorised to allot and issue ordinary shares. These powers are exercised under authority of resolutions of the Company passed at its Extraordinary General Meeting, held on 2 March 2009. Further details of the authorities the Company will be seeking at the next AGM to issue and allot ordinary shares of $0.50 each are set out on pages 89 to 90 of this report.

Details of interests in the share capital of the Company of those directors in office as at 31 December 2008 are given below. None of the shares were held non-beneficially. No director held interests in the shares of any subsidiary company.

On 26 February 2009, Mick Davis, Trevor Reid and Santiago Zaldumbide acquired beneficial interests in ordinary shares in the Company upon the vesting of deferred bonus shares awarded under the Executive Committee Bonus Plan. This resulted in an increase of the total beneficial holdings of Mick Davis of 72,773 shares to 487,262 shares; of Trevor Reid of 34,120 shares to 87,883 shares;

Name of director	Ordinary shares held beneficially as at 1 January 2008	Ordinary shares held beneficially as at 31 December 2008
Executive		
Mick Davis	195,173	414,489
Trevor Reid	–	53,763
Santiago Zaldumbide	–	–

Name of director	Ordinary shares held beneficially as at 1 January 2008	Ordinary shares held beneficially as at 31 December 2008
Non-executive		
Ivan Glasenberg	–	–
Paul Hazen	238,213	238,213
Claude Lamoureux	–	9,000
Robert MacDonnell	394,560	304,560
Sir Steve Robson	–	–
David Rough	13,604	12,999
Willy Strothotte	–	–
Ian Strachan	8,666	14,366

and of Santiago Zaldumbide from nil to 41,947 shares. These shares are held in trust for the directors by K.B. (C.I) Limited on terms that the shares will not be transferred to the directors until 18 March 2009 following termination of the rights trading period.

In addition to the above interests in shares, the executive directors, along with other employees, also have interests in the share capital of the Company in the form of conditional rights to free shares and options to subscribe for shares and deferred bonus shares and in the case of Mick Davis, shares awarded under the Added Value Incentive Plan, subject to vesting. Details of these interests are disclosed in the Directors' Remuneration Report on pages 98 to 107.

Directors' Conflicts of Interest.

With the coming into effect of section 175 of the Companies Act 2005 on 1 October 2008, a director of a company must avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The duty is not infringed if the matter has been authorised by the directors of the relevant company. Under the Act, the board of directors of the relevant company has the power to authorise potential or actual conflict situations. The Board has established effective procedures to enable Xstrata's directors to notify the Company of any actual or potential conflict situations and for those situations to be reviewed and, if appropriate to be authorised by the Board, subject to conditions and for an initial period of one year. The Nominations Committee undertakes the role of reviewing notifications in detail and making appropriate recommendations to the Board regarding authorisation. Directors' conflict situations will be reviewed annually. A register of authorisations is maintained.

Share Capital

On 29 January 2009, the Company announced a 2 for 1 Rights Issue to raise proceeds of $5.9 billion in cash. At the Extraordinary General Meeting ('EGM') held on 2 March 2009 to approve the Placing and Open Offer and the related party acquisition of Prodeco from Glencore International AG, a resolution was passed increasing the authorised share capital of the Company from $750,000,000.50 and £50,000 to $2,250,000,000 and £50,000 by the creation of an additional 3,000,000,000 ordinary shares of $0.50 each in the capital of the Company having the rights and privileges and being subject to the restrictions contained in the Articles of Association of the Company and ranking pari passu in all respects with the existing ordinary shares of $0.50 each in the capital of the Company.

As a result of the passing of resolutions at the EGM on 2 March 2009, the Company has provisionally alloted 1,955,341,080 ordinary shares which, when issued, will have the effect of increasing Xstrata's issued ordinary share capital to $1,466,505,810 represented by 2,933,011,620 ordinary shares.

On 16 October 2006, the Financial Services Authority as UK Listing Authority approved the admission to the Official List by way of blocklisting of 13,575,432 ordinary shares of $0.50 each to be issued upon conversion of the Xstrata Capital Corporation A.V.V. 4% Guaranteed Convertible Bonds due 2017. During the course of the year, notice was given in respect of 100,000 bonds to convert them into Xstrata Capital preference shares which were then exchanged into Xstrata ordinary shares. The total number of shares issued in the year resulting from these conversions totalled 3,620, leaving a further 13,571,812 ordinary shares to be allotted upon conversion of outstanding bonds.

The Company has in place an equity capital management programme ('ECMP') under which up to 10% of the issued share capital of the Company can be purchased in the market by Batiss Investments Limited ('Batiss'). During the course of the year, Batiss purchased 6,920,000 ordinary shares of $0.50 each in Xstrata through the ECMP for a total consideration of GBP256,879,645. On 2 March 2009, the total number of shares held by Batiss amounted to 16,230,000 ordinary shares or 1.66% of Xstrata's issued ordinary share capital.

The ordinary issued share capital was increased on 16 January 2008 when the directors issued and allotted six million new ordinary shares of US$0.50 each to K.B. (C.I.) Nominees Limited for a consideration of GBP209,400,000. This issue was made for the purposes of the Company's Employee Share Ownership Trust, an employees' share scheme. The six million new ordinary shares rank pari passu with the existing ordinary shares, trade on the London Stock Exchange and the SIX Swiss Exchange and were admitted to the Official List on 22 January 2008.

Share Rights

The rights and obligations attached to Xstrata's ordinary shares are set out in the Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. Subject to the Companies Acts (as defined in the Articles of Association), and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

Ordinary Shares

Holders of ordinary shares are entitled to attend, speak and vote at general meetings of the Company, and to appoint proxies to exercise their rights. Holders of ordinary shares may receive a dividend and on a winding up may share in the assets of the Company.

Deferred Shares

The holders of deferred shares do not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital, entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the ordinary shares, the nominal amount paid up on the special voting share plus the payment of GBP100,000 per ordinary share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding GBP1.00 for each share redeemed to be paid to the relevant registered holders of the shares.

Special Voting Share

Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata plc Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the Company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

Shares held by Xstrata plc Employee Share Ownership Trusts

At 31 December 2008, the trustee of the Xstrata plc Employee Share Ownership Trusts, which is an independent trustee, held 5,073,344 shares under the terms of the trusts for the benefit of employees and former employees of the Company. The trusts are discretionary trusts and the shares are held to meet employees' entitlements under the Company's Long Term Incentive Plan and Service Contract Arrangements. Employees have no voting rights in relation to the shares while they are held in trust. The trustee has full discretion to exercise the voting rights or to abstain from voting. Shares acquired by employees through the Company's Long Term Incentive Plan rank pari passu with shares in issue and have no special rights.

Voting Rights

Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred shares shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

(A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares shall have:

(i) one vote for each fully paid share; and

(ii) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;

(B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(C) the holders of the deferred shares shall not be entitled to vote.

Restrictions on Transfer of Shares

There are no restrictions on the transfer of ordinary shares in the Company other than:

(i) the right of the Board to refuse to register the transfer of a certificated share which is not a fully paid share provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share, unless the instrument of transfer (a) is lodged, duly stamped (if applicable) with the Company and (except where the shares are registered in the name of a recognised person and no certificate shall have been issued therefor) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require; (b) is in respect of one class of share only; and (c) is in favour of not more than four persons;

(ii) pursuant to Xstrata's share dealing code whereby the directors of the Company require and employees may require approval to deal in Xstrata's shares;

(iii) certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws); and

(iv) where a person whose shares represent at least a 0.25% interest in Xstrata's shares has been served with a disclosure notice and has failed to provide the Company with information concerning interests in those shares, except as otherwise provided in the Articles.

The Company is not aware of any arrangements between shareholders that may result in restrictions on the transfer of ordinary shares and for voting rights.

The Board shall decline to register any transfer of the special voting share unless approved in accordance with a voting deed between the Company and the holder of the special voting share.

Major Interests in Shares

On 2 March 2009, the following major interests in the ordinary issued shares of $0.50 each of the Company had been notified to the Company:

Name of shareholder	Number of ordinary shares of $0.50 each	% of ordinary issued share capital
Glencore International AG*	**336,801,333**	34.45
Capital Research and Management	**51,492,225**	5.27
AXA S.A.	**41,225,636**	4.21
Legal & General Group Plc	**29,999,246**	3.06

* *The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly-owned subsidiary of Glencore International AG*

Directors' Liabilities

The Company has granted qualifying third-party indemnities to each of its directors against any liability which attaches to them in defending proceedings brought against them, to the extent permitted by the Companies Acts. In addition, directors and officers of the Company and its subsidiaries are covered by Directors & Officers liability insurance.

Creditor Payment Policy and Practice

In view of the international nature of the Group's operations there is no specific Group-wide policy in respect of payments to suppliers. Individual operating companies are responsible for agreeing terms and conditions for their business transactions and ensuring that suppliers are aware of the terms of payment. It is Group policy that payments are made in accordance with those terms, provided that all trading terms and conditions have been met by the supplier.

Xstrata plc is a holding company with no business activity other than the holding of investments in the Group and therefore had no trade creditors at 31 December 2008.

Articles of Association

Xstrata's Articles of Association (adopted by special resolution on 19 March 2002, amended by special resolutions passed on 9 May 2005 and 6 May 2008) may only be amended by special resolution at a general meeting of the shareholders.

Significant Agreements

The Companies Act 2006 requires the Company to disclose the following significant agreements that contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the Company:

Relationship Agreement

The Company is party to the Relationship Agreement with Glencore International AG ('Glencore') dated 20 March 2002. The Agreement regulates the continuing relationship between the parties. In particular it ensures that (a) the Company is capable of carrying on its business independently of Glencore as a controlling shareholder (as such term is defined in the Agreement); (b) transactions and relationships between Glencore (or any of its subsidiaries or affiliates) and the Company are at an arm's-length and on normal commercial terms; (c) Glencore shall be entitled to nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors; and, (d) directors of the Company nominated by Glencore shall not be permitted to vote on any Board resolution, unless otherwise agreed by the independent directors, to approve any aspect of the Company's involvement in or enforcement of any arrangements, agreements or transactions with Glencore or any of its subsidiaries or affiliates. It is expressed that the Agreement terminates in the event that Glencore ceases to be a controlling shareholder of the Company following a sale or disposal of shares in the Company or if the Company ceases to be listed on the Official List and traded on the London Stock Exchange.

$4.68 billion Syndicated Facility

On 25 July 2007, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited entered into a $4.68 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Capital and The Royal Bank of Scotland plc (as arrangers and bookrunners), Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders (the 'Syndicated Facilities Agreement').

Upon a change of control, no borrower may make a further utilisation unless otherwise agreed. The majority lenders, as defined in the agreement, can also require that the Syndicated Facilities Agreement is immediately terminated and declare that all outstanding loans, become immediately payable. Alternatively, if the majority lenders do not require cancellation, but a specific lender does on the basis of internal policy, that particular lender can require that its commitments are cancelled and all amounts outstanding in respect of that lender's commitments shall become immediately payable.

$500 million Notes due 2037

On 30 November 2007, Xstrata Finance (Canada) Limited issued $500 million 6.90% notes due 2037, guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. The terms of these notes require Xstrata Finance (Canada) Limited to make an offer to each noteholder to repurchase all or any part of such holder's notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes so repurchased plus any accrued and unpaid interest on the principal amount of the notes repurchased to the date of repurchase, if both of the following occur:

1) a change of control (as defined in the terms and conditions of the notes) of Xstrata; and
2) the notes are rated below investment grade by each of Moody's and Standard & Poor's on any date from 30 days prior to the date of the public notice of an arrangement that could result in a change of control (as defined in the terms and conditions of the notes) until the end of the 60-day period following public notice of the occurrence of a change of control.

€750 million Notes due 2011

On 23 May 2008, Xstrata Canada Financial Corporation issued €750,000,000 5.875% guaranteed notes due 2011, €600,000,000 6.25% guaranteed notes due 2015 and £500,000,000 7.375% guaranteed notes due 2020 (the '2008 MTN Notes'). The 2008 MTN Notes are guaranteed by each of Xstrata plc, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Finance (Canada) Limited and were issued pursuant to the $6,000,000,000 Euro Medium Term Note Programme.

Pursuant to the terms and conditions of the 2008 MTN Notes, if:

1) a change of control occurs (as defined in the terms and conditions of the 2008 MTN Notes); and
2) the 2008 MTN Notes carry, on the relevant announcement date of the change of control:
   a) an investment grade credit rating and such rating is either downgraded to a non-investment grade credit rating or is withdrawn; or
   b) a non-investment grade credit rating and such rating is downgraded by one or more notches or is withdrawn; or
   c) no credit rating and a negative rating event (as defined in the terms and conditions of the 2008 MTN Notes) occurs,

each holder has the option to require Xstrata Canada Financial Corp. to redeem such 2008 MTN Notes in cash at the principal amount plus interest accrued to (but excluding) the date of redemption.

$5.459 billion Revolving Loan Facility

On 1 October 2008, the Company entered into a $5 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders. The facility was amended on 30 December 2008 to increase the facility amount to $5.459 billion. This agreement contains change of control provisions, in substance, identical to those set out in the above referenced Syndicated Facilities Agreement.

Xstrata Plc Long Term Incentive Plan

The rules of Xstrata's employee share plans set out the consequences of a change of control of the Company on employees' rights under the plans. Generally such rights will vest on a change of control and participants will become entitled to acquire shares in the Company or, in some cases, to the payment of a cash sum of equivalent value.

Annual General Meeting

The Annual General Meeting (AGM) of the Company will be held at Theater-Casino Zug, Artherstrasse 2-4, Zug, Switzerland on Tuesday 5 May 2009 at 11:00 am (Central European Summer Time). A live webcast will be provided of the AGM through Xstrata's website www.xstrata.com. A telephone dial-in facility will also be provided on a listen-only basis. Further details of the dial-in facility and webcast will be available from Xstrata's website www.xstrata.com at least one week in advance of the meeting.

Special Business at the AGM

The Notice convening the meeting is sent to shareholders separately with this Report. Resolutions 1 to 7 are termed ordinary business while resolutions 8 and 9 will be special business. These resolutions are:

Resolution 8, which will be proposed as an ordinary resolution, seeks to authorise the directors:

(A) to allot relevant securities (as defined in the Companies Act 1985) up to an aggregate nominal value of $488,835,270 which is equal to approximately one-third (33.33%) of Xstrata's issued ordinary share capital as at 2 March 2009; and

(B) to allot relevant securities comprising equity securities (as defined in the Companies Act 1985) up to a nominal amount of $977,670,540 which is equal to approximately two-thirds of Xstrata's issued ordinary share capital as at 2 March 2009 in connection with an offer by way of a rights issue.

The Association of British Insurers has revised its guidelines on share allotments following a report of the Rights Issue Review Group. Based on the new guidelines, the cap on the annual allotment authority under section 80 of the Companies Act 1985 has been increased from one-third to two-thirds of issued share capital but the amount of any authority above one-third has to be applied only to fully pre-emptive rights issues, and can be raised for one year only. If the additional authority is taken and a decision is taken to make an issue pursuant to such authority, the ABI expects that all directors wishing to remain in office will stand for re-election at the next AGM after the decision to make the issue in question.

The authority extends until the end of the next AGM. The Board does not have any present intention of exercising this authority other than for the purposes of Xstrata's employee share schemes.

Resolution 9 will be proposed as a special resolution and will empower the directors to allot for cash, equity securities of a nominal amount not exceeding $73,325,290.50 (equivalent to 146,650,581 ordinary shares of $0.50 each, representing 5% of the issued share capital) without first offering such securities to existing ordinary shareholders. The authority extends until the end of the next AGM. Any issue of shares for cash will, however, still be subject to the requirements of the UK Listing Authority.

The Board intends to follow the provisions of the Financial Reporting Council's Pre-Emption Group statement of principles regarding the issue of not more than 7.5% of Xstrata's ordinary share capital for cash other than to existing shareholders in any rolling three-year period.

Electronic proxy voting

Registered shareholders have the opportunity to submit their votes (or abstain) on all resolutions proposed at the AGM by means of an electronic voting facility operated by Xstrata's Registrar, Computershare Investor Services plc. This facility can be accessed by visiting www-uk.computershare.com/Investor/Proxy/. As usual, paper proxy cards will be distributed to all registered shareholders with the Notice of Annual General Meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored member and those CREST members who have appointed one or more voting service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Electronic Copies of the Annual Review and Financial Statements 2008 and Other Publications

A copy of the 2008 Annual Report (which includes the Overview and Strategy sections, Operating and Financial Reviews, Financial Statements, Directors' Report, Corporate Governance Report and Directors' Remuneration Report), the Notice of the Annual General Meeting, the 2008 Sustainability Report (available in early April) and other corporate publications, reports, press releases and announcements are available on Xstrata's website at www.xstrata.com.

Auditors

A resolution will be put to the members at the forthcoming AGM to reappoint Ernst & Young LLP as auditors and to authorise the Board to determine the auditor's remuneration.

Disclosure of information to auditors

Having made enquiries of fellow directors and of Xstrata's auditors, each director confirms that so far as each director is aware, there is no relevent audit information of which Xstrata's auditor is unaware and each director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that Xstrata's auditor is aware of that information.

Going Concern

The directors believe, after making inquiries that they consider to be appropriate, that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

By order of the Board.

Richard Elliston
Company Secretary

2 March 2009

Corporate Governance Report

The Combined Code

The Board is fully committed to the principle of best practice in corporate governance. This report describes how the Company has applied the main principles of the Combined Code on Corporate Governance issued by the Financial Reporting Council on June 2008 (the 'Code').

During the year under review, the Company has complied with the provisions contained in Section 1 of the Combined Code, except, with regard to membership of the Remuneration Committee (Code Provision B.2.1) as the Chairman of the Committee is not considered independent and save that no individual member of the Audit Committee has been identified as having recent and relevant financial experience (Code Provision C.3.1). These two points are explained below.

A. Directors

A.1 The Board

The Board is satisfied that it meets the requirements of the Code in maintaining an effective Board which is collectively responsible for the success of the Company.

At the Annual General Meeting on 6 May 2008, Claude Lamoureux was elected a director of the Company. There were no other changes to the membership of the Board during the year. The Board, chaired by Willy Strothotte, has 11 directors, comprising three executive directors and eight non-executive directors. The three executive directors are Mick Davis, the Chief Executive, Trevor Reid, Chief Financial Officer, and Santiago Zaldumbide, Chief Executive of Xstrata Zinc. David Rough, an independent non-executive director is the Deputy Chairman. The non-executive directors possess a range of experience and are of sufficiently high calibre to bring independent judgement to bear on issues of strategy, performance, and resources that are vital to the success of the Group.

The Board is responsible for the governance of the Group on behalf of shareholders within a framework of policies and controls which provide for effective risk assessment and management. The Board provides leadership and articulates the Company's objectives and strategy to achieve those objectives. The Board sets standards of conduct, as documented in an approved Statement of Business Principles, which provide an ethical framework for all Xstrata businesses. While the Board focuses on strategic issues, financial performance, risk management and critical business issues, it also has a formal schedule of matters specifically reserved to it for decision. These reserved matters which are documented in a comprehensive regime of authorisation levels and prior approval requirements for key corporate decisions and actions, are reviewed and updated annually by the Board. Such matters reserved to the Board include, but are not limited to, approval of budgets and business plans, major capital expenditure, major acquisitions and disposals, and other key commitments. Certain powers are delegated by the Board to an Executive Committee which is a committee of the Board of Xstrata (Schweiz) AG, the main trading subsidiary of Xstrata plc. This Committee and a description of its powers are described on page 97.

The Company has a policy based on the Model Code published in the Listing Rules, which covers dealings in securities and applies to directors, persons discharging managerial responsibilities, and employee insiders.

Five scheduled Board meetings were held during the year and one additional meeting was held. Attendance by directors at Board meetings and at meetings of standing committees of the Board is shown below. In addition, the Chairman held a separate meeting with the non-executive directors without the executive directors being present and the non-executive directors held a separate meeting without the Chairman being present. All Board meetings are held in Switzerland.

There are four formally constituted committees of the Board. Details of attendance at Board and committee meetings is given below. The role and work of these committees is described in detail on pages 95 to 97.

Attendance at Board meetings and committees of the Board

Director	Board (6 of which 5 were scheduled)	Audit (4)	Remuneration (3)	Health, Safety, Environment & Community (4)	Nominations (5)
Mick Davis	5			4	
Ivan Glasenberg	6				5
Paul Hazen	4		2		
Claude Lamoureux*	5	2		3	
Robert MacDonnell	6				5
Sir Steve Robson	5	4			
David Rough	6	4	3	4	5
Trevor Reid	5				
Ian Strachan	4	3		4	
Willy Strothotte	5		3		
Santiago Zaldumbide	5				

** Elected on 6 May 2008*

A.2 Chairman and Chief Executive

A clear separation is maintained between the responsibilities of the Chairman and the Chief Executive. This is documented in a statement approved by the Board. The Chairman is responsible for leadership of the Board and creating the conditions for overall Board and individual director effectiveness while the Chief Executive is responsible for overall performance of the Group including the responsibility for arranging the effective day-to-day management controls over the running of the Group.

A.3 Board Balance and Independence

Of the eight non-executive directors, six are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement and two, Willy Strothotte and Ivan Glasenberg, are directors of Glencore International AG ('Glencore'). Willy Strothotte is Chairman and Ivan Glasenberg is Chief Executive Officer of Glencore. The Board has considered these associations and considers the industry expertise and experience of these directors beneficial to the Group.

David Rough is the Deputy Chairman and the Senior Independent Director. His role and responsibilities as the Senior Independent Director are detailed in and formalised by Board resolution and, in summary, are that he should be available to shareholders to discuss their concerns where the normal channels would not be appropriate for this purpose, to have contact with analysts and major shareholders to obtain a balanced understanding of their issues and concerns, to chair the Nominations Committee and to lead the Board and director appraisal process.

The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information and briefing papers are distributed to all directors.

The Board reviews annually the composition and chairmanship of its standing committees, namely the Audit, Remuneration, Nomination and the Health, Safety, Environment & Community Committee.

A.4 Appointments to the Board

The Nominations Committee ensures that there is a formal, rigorous and transparent procedure for the appointment of new directors. Recommendations for appointments are made on merit and against objective criteria. The report on the Nominations Committee is set out on pages 96 to 97.

Following a search for a new independent non-executive director conducted on behalf of the Company by an independent search consultancy and led by the Nominations Committee, Mr Peter Hooley was invited to join the Board as an independent non-executive director and will be proposed by the Board for election by the shareholders at the Annual General Meeting on 5 May 2009. Mr Hooley was Group Finance Director of Smith & Nephew plc until 2006. Since 2002, he has been a non-executive director of Cobham plc, the aerospace and defence group and is chairman of its Audit Committee. He is also a director and chairman of BSN medical, a medical textiles business. With his extensive financial markets experience and a strong track record of creating shareholder value, the Board is confident that Mr Hooley will add significant value to Xstrata. Mr Hooley has agreed to act as an independent external consultant to the Board with effect from 3 March 2009 until the AGM.

A.5 Information and Professional Development

As part of the annual Board evaluation process, the Board expressed its view that the Board papers are prepared to a high standard, are circulated in a timely manner and provide all relevant information and directors were satisfied that the Board is kept informed of all areas of major importance to the Company. The Board was also satisfied that it receives regular information on legal and regulatory developments and procedures are in place to give directors the opportunity for further training in order to regularly update their skills and knowledge.

All directors are made aware that they may take independent professional advice at the expense of the Company in the furtherance of their duties. All directors had access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that all governance matters are complied with and assists with professional development as required.

Arrangements have been approved by the Board to ensure that new directors should receive a full, formal and tailored induction on joining the Board. In addition, ongoing support and resources are provided to directors in order to enable them to extend and refresh their skills, knowledge and familiarity with the Company. Professional development and training is provided in three complementary ways: regular updating with information on changes and proposed changes in laws and regulations affecting the Group or its businesses; arrangements, including site visits, to ensure directors are familiar with the Group's operations; and opportunities for professional and skills training.

A.6 Performance Evaluation

The Board undertook an evaluation of its own performance and that of its Committees and of its individual directors in accordance with the Code. The process was devised and conducted internally under the direction of the Senior Independent Director, following the previous year's external process. In general, directors were very satisfied with the Board's performance and the Board is considered to be fit for purpose. Medium-term succession planning was identified as an area of some concern, whilst there was agreement on the Group's long-term strategy. It was agreed that Board evaluations, which are conducted annually, will be conducted by external evaluators every three years.

A.7 Re-election of Directors

Under the Articles, one-third of all directors are required to retire by rotation at each AGM and any director who, at the start of an AGM, has been in office for more than three years since his election must retire. Retiring directors may offer themselves for re-election. The succession plan was updated and approved by the Board during the year to ensure there was a balance of skills and experience on the Board and to plan for an orderly refreshing of Board membership. It is proposed that Messrs Glasenberg, MacDonnell, Reid and Zaldumbide will retire and Messrs Glasenberg, Reid and Zaldumbide will offer themselves for re-election at the AGM on 5 May 2009. Following the appraisal of the non-executive directors, the Board was satisfied that each director's performance continues to be effective and that each director continues to demonstrate commitment to the role, and recommended the re-election of the three directors.

B. Remuneration

Remuneration is covered in the Remuneration Report on pages 98 to 107 and, with regard to the Remuneration Committee, on page 96.

C. Accountability and Audit

C.1 Financial Reporting

The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's position and prospects and the Board is satisfied that it has met this obligation. This assessment is primarily provided in the Chairman's Statement, the Chief Executive's Report, and the Operating and Financial Review contained in this Report. The Statement of Directors' Responsibilities in respect of the Consolidated Financial Statements are set out on page 110.

C.2 Internal Control

General

An ongoing process in accordance with the Guidance of the Turnbull Committee on internal control has been established for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and up to the date of the approval of the Annual Report and Financial Statements.

The Audit Committee reviews this process and the effectiveness of the system of internal control by considering the regular reports from management on key risks, mitigating actions and internal controls, management representations and assertions and the reports on risk management and internal control from Internal Audit, the External Auditors and other assurance providers such as Health, Safety, Environmental and Community Management.

The principal aim of the system of internal control is the management of business risks that are significant to the fulfilment of the Group's business objectives with a view to enhancing the value of the shareholders' investment and safeguarding of assets. The internal control systems have been designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable but not absolute assurance against material misstatement or loss.

The directors confirm that they have reviewed the effectiveness of the system of internal control.

Control Environment

The key elements and procedures that have been established to provide an effective system of internal control are as follows:

(i) Organisational Structure

There is a well-defined organisational structure with clear operating procedures, lines of responsibility and delegated authority.

The way the Group conducts its business, expectations of management and key accountabilities are embodied in the Group's policies, its Statement of Business Principles and Board Level Authority Limits.

The Group operates a decentralised management model with appropriate authority delegated to Commodity Business Unit Boards for the Alloys, Coal, Copper, Nickel and Zinc/Lead businesses. The Business Units are responsible for profitability to the level of earnings before interest and taxation (EBIT). Business Unit Boards meet regularly and either the Group CEO or CFO attend as representatives of Head Office.

The Board sets overall policy and delegates the authority to implement that policy to its commodity business units and supporting functions.

Group policies are established by head office management for application across the whole Group.

(ii) Risk Identification and Evaluation

The Board considers effective risk management as essential to the achievement of the Group's objectives and has implemented a structured and comprehensive system across the Group. The Group Risk Management Policy is published on the Xstrata website at www.xstrata.com as part of the Governance section.

The Xstrata approach to risk management is value driven and has the stated objective of ensuring "an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation". The process is thorough and robust and is an essential element of the Group's approach to business planning.

Each commodity business unit and the head office carry out a comprehensive annual risk review and update its risk register accordingly. Objectives in the business plan are aligned with risks and a summary of the key risks, related internal controls, accountabilities and further mitigating actions that are planned is appended to the business plan that is reviewed and approved by the Executive Committee.

Progress against plans, significant changes in the business risk profile and actions taken to address controls and mitigate risks are reported quarterly to the Business Unit and Xstrata plc Audit Committees, as well as to the Executive Committee and the Board as and when necessary.

The output of the process has been reviewed by the Group and commodity business unit audit committees, and accords with the Turnbull Guidance.

(iii) Information and Financial Reporting Systems

The Group's comprehensive planning and financial reporting procedures include detailed operational budgets for the year ahead and a three-year rolling plan. The Board reviews and approves the budget and plan. Plans and budgets are prepared on the basis of consistent economic assumptions determined by the Group Finance function. Performance is monitored and relevant action taken throughout the year through the monthly reporting of key performance indicators, updated forecasts for the year together with information on the key risk areas.

Comprehensive monthly management reports on a divisional and consolidated basis, including updated forecasts for the year, are prepared and presented to the Executive Committee by the Group Controller. Detailed consolidated management accounts, together with an executive summary from the Chief Executive, are circulated to all directors on a monthly basis.

(iv) Investment Appraisal

A budgetary process and authorisation levels regulate capital expenditure. For expenditure beyond specified levels, detailed written proposals are submitted to the Executive Committee in accordance with Board delegated authority limits. A standardised format is used that includes a detailed calculation of return on equity. Economic assumptions are consistent with those included in management reports and budgets and are agreed with Group Finance. Reviews are carried out after the project is complete, and for some projects during the construction period, to monitor progress against plan; major overruns are investigated. Commercial, legal, sustainable development and financial due diligence work, using outside consultants, is undertaken in respect of acquisitions as appropriate.

(v) Treasury Committee
A Treasury Committee operates as a sub-committee of the Executive Committee of Xstrata (Schweiz) AG. Its membership consists of the Chief Executive, the Chief Financial Officer, the Group Treasurer and Group Controller. The Committee recommends Group policy, which is submitted to the Group Board for approval, relating to all aspects of funding, management of interest rate and foreign exchange exposures and it coordinates relationships with banks, rating agencies and other financial institutions. The Committee monitors all significant treasury activities undertaken by Group companies and ensures compliance with Group policy.

(vi) Internal Audit
Internal Audit is an important element of the overall process by which the Executive Committee and the Board obtains the assurance it requires that risks are being properly identified, managed and controlled. Risk-based internal audit plans, prepared on an annual basis, are approved by the Audit Committee.

Internal Audit completed a full programme of work in 2008, covering the Business Units and Head Office, focusing in particular on the more significant risks and related internal controls identified in the risk self-assessment process. Findings and agreed actions were reported to management and to the Audit Committee.

The Group-wide internal audit function is supplemented by services provided as required by KPMG LLP as an outsourced service provider.

(vii) Fraud Management
There is a formal Group policy relating to fraud management, including reporting and investigation arrangements and, in line with best practice, includes whistleblowing procedures. There are independently operated confidential hotlines in various countries in which the Group operates, through which employees or contractors or any other parties can report any breach of Xstrata's Business Principles, including fraud. The contact details are published in the Statement of Business Principles which can be found on the Xstrata website at www.xstrata.com/sustainability/policies/businessprinciples. All incidents reported are fully investigated and the results are reported to the Audit Committee.

C.3 Audit Committee and Auditors

A principle of the Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditors, Ernst & Young LLP. These responsibilities are delegated to and are discharged by the Audit Committee whose work is described on pages 95 to 96.

The Audit Committee undertakes annually a comprehensive evaluation of the external auditor's performance across the Group for the purpose of making a recommendation to the Board regarding the re-election of the external auditor at the AGM.

D. Relations with Shareholders

D.1 Dialogue with shareholders

The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place. The Code recognises that most shareholder contact is with the Chief Executive and the Chief Financial Officer. However, the Chairman, the Senior Independent Director, and other directors as appropriate, should maintain contact with major shareholders in order to understand their issues and concerns.

The Board places considerable importance on effective communication with shareholders. The Chief Executive and Chief Financial Officer, assisted by the Executive General Manager of Corporate Affairs, maintain regular dialogue with and give briefings throughout the year to analysts and institutional investors and are involved in a structured programme of investor, analyst and media site visits. Presentations are given by the Chief Executive and Chief Financial Officer after Xstrata's preliminary announcements of the year-end results and at the half year. Care is taken to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with the Disclosure Rules and Swiss Stock Exchange requirements.

The Senior Independent Director was available to shareholders for any concern which contact with the Group Chairman, Chief Executive or Chief Financial Officer failed to resolve or for which such contact was inappropriate.

All shareholders can obtain access to the Annual Report and Accounts and other current information about the Company through Xstrata's website at www.xstrata.com. The Operating and Financial Reviews on pages 32 to 75 include a detailed report on the business and future developments.

D.2 Constructive use of the Annual General Meeting

All directors normally attend Xstrata's AGM and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands.

At the time of the listing in March 2002, shareholders in the old Xstrata AG were informed that the Company would offer shareholders the opportunity to attend general meetings in Switzerland where the head office resides, even though the Company was incorporated and has its registered office in England. Given this history and the number of shares still held in or through Switzerland, the Board continues to consider it is appropriate for the AGM to be held in Zug, Switzerland. A live webcast will be provided of the AGM through Xstrata's website www.xstrata.com. A telephone dial-in facility will also be provided on a listen-only basis.

The Board uses the AGM to communicate with institutional and private investors and welcomes their participation. At the AGM on 6 May 2008, the Chairman and the Chairmen of the Audit, Remuneration, Nominations and HSEC Committees were present to answer questions. Details of the resolutions to be proposed at the Annual General Meeting on 5 May 2009 can be found in the Notice of the Meeting.

Board Committees

The terms of reference of the Audit, Remuneration, Nominations and HSEC Committees are available on the Company's website www.xstrata.com.

Audit Committee

The Audit Committee assists the Company's Board in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing Xstrata's annual financial statements, considering the scope of the Company's annual external audit and the extent of non-audit work undertaken by external auditors, approving the Company's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of the Company's internal control systems, risk management systems, risk registers and the Group's whistleblowing procedures.

The Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience. The Audit Committee comprises four independent non-executive directors: Sir Steve Robson (Chairman of the Audit Committee), Claude Lamoureux, David Rough and Ian Strachan. The Board considered membership of the Committee during the year and, while bearing in mind the Combined Code provision that at least one member of the Audit Committee should have recent and relevant financial experience, declared its satisfaction that the members of the Committee have requisite skills and attributes, and collectively have sufficient recent and relevant financial experience to discharge its role and responsibilities. The Board therefore considers that it complies with Combined Code recommendations regarding the composition of the Audit Committee and is consistent with the main principle in C.3 of the Code and contributes to good governance.

The Chief Executive, the Chief Financial Officer, the Group Controller, representatives of Xstrata's external auditors and the Head of Internal Audit normally attend the meetings. Other directors of the Company and senior management may also, on invitation by the Committee, attend and speak, but not vote at any meeting of the Audit Committee. In order to further enhance communication and best practice, the chairmen of the Company's Business Unit Audit Committees and the chief executives of the business units are also invited to attend the Audit Committee meetings on a rotational basis.

The Audit Committee reports its activities and makes recommendations to the Board of Directors of Xstrata. The Audit Committee met four times during the year ended 31 December 2008. During that year the Committee:

(a) reviewed for submission to Xstrata's Board, the 2007 annual financial statements and the 2008 interim financial statements and reviewed the external auditor's detailed reports thereon;

(b) approved the form in which interim management statements will be released by the Company;

(c) reviewed the appropriateness of the Xstrata Group's accounting policies;

(d) regularly reviewed the potential impact on the Xstrata Group's financial statements of a range of matters which involve significant judgement, estimation or uncertainty, and the possible impairment of fixed asset values;

(e) assessed and concluded that there was nothing of any materiality in the Litigation Report;

(f) reviewed the external auditor's plan and scope for the audit of the Xstrata Group accounts, and approved their remuneration both for audit and non-audit work, and their terms of engagement. In February 2008, the Audit Committee looked at the relation between audit and non-audit fees over the last six years. There was some volatility in non-audit fees which reflected years of major acquisitions. Otherwise the audit fees were in line with Xstrata's peers. Non-audit fees paid to the auditors were higher than the peer group due to a number of major acquisitions;

(g) recommended to the Board the reappointment of the external auditors following an evaluation of their effectiveness and confirmation of auditor objectivity and independence;

(h) examined the effectiveness of the Company's risk management system including its risk management process and profile, the Company's internal control systems and operations which were examined and tested by the internal auditors. The Audit Committee reviewed counterparty risk management processes. Counterparty risk is monitored weekly to identify any concentration of risk;

(i) reviewed the structure and limits of the Xstrata Group insurance policies, and these were considered to be appropriate;

(j) reviewed and approved the internal audit plans for 2008, the effectiveness of the internal audit function and, at each meeting, reviewed the reports on findings and on progress against recommendations. The Audit Committee also requested a report at each meeting in respect of major projects in terms of achievement of agreed control objectives and project management delivery targets;

(k) reviewed a Statement of Reserves and Resources, reviewed by an independent expert to ensure consistency of reporting across the Group and with international standards;

(l) approved a statement on the process by which the Audit Committee and Xstrata's Board review the effectiveness of internal control; and

(m) reviewed the whistleblowing arrangements, the report on whistleblowing and fraud related matters.

Following each Committee meeting, separate meetings were held by the Committee with the external auditors in the absence of executive management, with executive management in the absence of the external auditors and with the internal auditor in the absence of executive management and the external auditors.

The Group has a specific policy governing the conduct of non-audit work by the external auditors which ensures that the Company is in compliance with the requirements of the Combined Code and the Ethical Standards for Auditors published by the Auditing Practices Board.

The auditors are permitted to provide non-audit services that are not in conflict with auditor independence. Six-monthly reports are made to the Audit Committee detailing non-audit fees paid to both the external and internal auditors. However, prior approval of the Audit Committee is required for each specific service provided by the external auditors. A range of non-audit services has been pre-approved in principle by the Audit Committee. However, where the fee is likely to be in excess of $100,000 for such services, specific re-approval is required, while prior approval of the Chief Financial Officer is required for those pre-approved services where the fee is likely to be less than $100,000.

The Audit Committee is supported and assisted in its work by separate Audit Committees for each Commodity Business Unit in line with the decentralised commodity business unit model. The Business Unit Audit Committees are independent of the executive management of the Business Unit and are chaired by suitably qualified individuals independent of Xstrata. The terms of reference of these Committees follow those of Xstrata's Audit Committee. Meeting dates precede those of Xstrata's Audit Committee and minutes of their meetings are circulated to Xstrata's Audit Committee.

Remuneration Committee

The principal roles of the Remuneration Committee are: (i) to consider and determine all elements of the remuneration of the Chief Executive and Chief Financial Officer and of the heads of the major operating subsidiaries or business units of the Company (the 'Executive Group') as defined by the Chief Executive; and (ii) to determine targets for any performance-related pay schemes operated by the Company. At its meetings, the Remuneration Committee makes recommendations to the Board in regard to all elements of the remuneration for the executive directors and the members of the Executive Group. The Remuneration Committee receives independent advice on benchmarking and best practice. The terms of reference of the Remuneration Committee conform with the terms of reference set out in the Code. The recommended revision of the fee structure for non-executive directors was approved by the Board as a whole.

The Remuneration Committee is chaired by Willy Strothotte. As Chairman of Xstrata and Chairman of Glencore, he is not considered to be an independent director and therefore is not compliant with the Code. The Board regards Willy Strothotte's membership as critical to the work of the Committee due to his extensive knowledge and experience of the global mining resources sector. The Board considers that this is consistent with the main principle in Code B.2 of the Code and contributes to good governance. David Rough and Paul Hazen, the other members of the Committee, are both non-executive directors and independent. The Committee met three times during the year. The Chief Executive attends meetings by invitation but does not participate at a meeting of the Committee (or during the relevant part) at which any part of his remuneration is being discussed or participate in any recommendation or decision concerning his remuneration.

The Remuneration Committee's activities in respect of the year ended 31 December 2008 included:

(a) determining the bonuses for 2007 performance and salaries for 2009 for the executive directors and members of the Executive Committee;

(b) recommending for approval by the Board, a revised fee structure for non-executive directors to apply from 1 January 2008;

(c) determining the vesting percentage applicable to awards under the Long Term Incentive Plan 2005 which vested in March 2008, approving the number of share options and contingent share awards to be awarded under the 2008 Long Term Incentive Plan awards and the individual awards to members of the Executive Committee;

(d) agreeing a policy in respect of the vesting of awards under the Long Term Incentive Plan for scheme participants who retire from employment with the Group;

(e) approving an award under the Added Value Incentive Plan to the Chief Executive;

(f) approving proposed amendments to the Added Value Incentive Plan and the text of a circular submitted to the 2008 AGM for approval by the shareholders;

(g) clarifying the rules regarding the treatment of deferred bonuses in the event of a change of control;

(h) approving the amount of the total award to be granted under the Long Term Incentive Plan in 2009; and

(i) agreeing to changes to the Comparator Group of mining companies against which TSR performance will be measured in respect of future grants under the Long Term Incentive Plan.

Details of Xstrata's remuneration for executive directors, benefits, share options, pensions entitlements, service contracts and compensation payments are given in the Remuneration Report on pages 98 to 107. A resolution to approve the Remuneration Report will be proposed at the AGM.

Nominations Committee

The Nominations Committee assists Xstrata's Board in discharging its responsibilities relating to the composition of the Board. The Nominations Committee is responsible for reviewing, from time-to-time, the structure of Xstrata's Board, identifying, evaluating and recommending candidates for Board vacancies and making recommendations on the continuation of existing directors in office to ensure there is a balanced Board in terms of skills, knowledge and experience. The Committee also determines succession plans for the chairman and chief executive officer, and assesses directors' potential conflict of interest situations and makes recommendations thereon to the Board.

The Committee comprises David Rough (Committee Chairman), Ivan Glasenberg and Robert MacDonnell. Of these non-executive directors, Ivan Glasenberg is not considered independent.

During the year ended 31 December 2008, the Nominations Committee met five times. Its activities in respect of that year included:

(a) reviewing the plan for the retirement by rotation and re-election of directors of Xstrata and the framework for Board succession planning for 2009/11 and recommending that all independent non-executive directors appointed in 2002 should be replaced by 2011;

(b) appointing an executive search consultancy to identify and propose a shortlist of potential candidates for appointment to the Board in 2009 and making recommendations thereon to the Board. This is designed to take into account matters such as the size of Xstrata, product diversity and geographical spread, as well as maintaining a balance to the Board in relation to independent/non-independent members, their skills and experience;

(c) overseeing the annual evaluation of the Board's performance, its committees and directors; and

(d) assessing directors' potential conflict of interest situations, proposing terms on which those situations might be authorised and recommending these for authorisation by the Board.

Health, Safety, Environment and Community Committee

The principal roles of the Health, Safety, Environment & Community (HSEC) Committee are to review and make recommendations to the Board on the appropriateness and effectiveness of health, safety, environment and community strategy, systems and methodology. It also reviews the results of any investigation into significant health, safety, environment and community incidents and keeps the Board informed of new developments, trends and/or forthcoming significant legislation on health, safety, environment and community matters which may be relevant to the Xstrata Group's operations, its assets or employees.

The HSEC Committee comprises Ian Strachan, who chairs the HSEC Committee, Mick Davis, Claude Lamoureux and David Rough.

During the year ended 31 December 2008, the HSEC Committee met four times. Its activities in respect of that year included:

(a) monitoring and evaluating reports on the implementation and effectiveness of the Sustainable Development (SD) Policy, SD management standards, SD strategy and the SD Assurance Programme;

(b) monitoring and evaluating the implementation and effectiveness of Xstrata Coal, Xstrata Alloys and Xstrata Zinc's SD and HSEC strategies, plans and performance;

(c) monitoring and evaluating reports on high potential risk HSEC incidents and the results of investigations into critical HSEC incidents, including facilities;

(d) receiving a report on 2007 HSEC performance against targets and 2008 monthly performance;

(e) monitoring and evaluating new developments, issues and/or relevant legislation on HSEC matters; and

(f) approving a policy on SD governance, SD performance in 2008 and approving the Sustainability Report.

Executive Committee

The Executive Committee is a Committee of the Board of Xstrata (Schweiz) AG, the main direct subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG Board and is directly accountable to the Xstrata plc Board. It is chaired by Mick Davis and comprises executive directors, Trevor Reid and Santiago Zaldumbide (also Chief Executive of Xstrata Zinc) together with the Chief Executives of the other Business Units, Charlie Sartain (Xstrata Copper), Peter Freyberg (Xstrata Coal), Ian Pearce (Xstrata Nickel), Peet Nienaber (Xstrata Alloys), Benny Levene (Chief Legal Counsel) and Thras Moraitis (Executive General Manager, Group Strategy and Corporate Affairs). Other members of senior management are invited to attend Executive Committee meetings as required. The Executive Committee is responsible for implementing strategy, approval of matters consistent with its delegated levels of authority and overseeing the various businesses which comprise the Group. It meets regularly during the year and no meetings are held in the UK.

Remuneration Report

Information not subject to audit

Remuneration Committee

The Remuneration Committee is chaired by Willy Strothotte and its other members are David Rough and Paul Hazen, all of whom are non-executive directors. The Board recognises that Willy Strothotte is not an independent non-executive director as defined by the Code, but regards his membership as critical to the workings of the Committee due to his extensive knowledge and experience of the global mining resources sector.

The Remuneration Committee reviews the structure of remuneration for executive directors on an ongoing basis and has responsibility for the determination, within agreed terms of reference, of specific remuneration packages for executive directors and other members of the Executive Committee, including salaries, pension rights, bonuses, long-term incentives, benefits-in-kind and any compensation payments. The Committee is also aware of the level and structure of remuneration for senior management and advises on any major changes in employee remuneration and benefit structures throughout the Group, including the continuous review of incentive schemes to ensure that they remain appropriate for the Group. The Remuneration Committee commits to bringing independent thought and scrutiny to the development and review process of the Group with regards to remuneration.

The Committee met three times during 2008. The Chairman will continue to ensure that the Group maintains contact, as necessary, with its principal shareholders about remuneration. The purpose and function of the Committee in the future will not differ materially from this year and its terms of reference can be found on the Group's website (www.xstrata.com).

The remuneration of non-executive directors, other than the Chairman, will be considered by the Chairman and the Chief Executive and will not be considered by the Remuneration Committee. The Chairman's remuneration will be determined by the Remuneration Committee while the Chairman is absent.

The Chief Executive attends the Remuneration Committee meetings by invitation and assists the Remuneration Committee in its considerations, except when issues relating to his own remuneration are discussed. The Remuneration Committee is provided with national and international pay data collected from external survey providers.

During the year, Hay Group provided independent advice to the Remuneration Committee on executive remuneration. The Group also uses the Hay Group method for determining salaries for positions below Executive Committee level. The Hay Group provided no other services to the Group during 2008.

Remuneration Policy

Xstrata's remuneration policy is designed to attract, retain and motivate the highly talented individuals needed to deliver its business strategy and to maximise shareholder wealth creation.

The policy for 2009 and, so far as practicable, for subsequent years, will be framed around the following principles for the Executive Committee:

> remuneration arrangements will be designed to support Xstrata's business strategy and to align it with the interests of Xstrata's shareholders;

> total reward levels will be set at appropriate levels to reflect the competitive global market in which Xstrata operates, with the intention of positioning such levels within the top quartile for outstanding performance when measured against a peer group of global mining companies and the FTSE100;

> a high proportion of the remuneration should be 'at risk', with performance-related remuneration making up at least 50% of the total potential remuneration for Executive Committee members; and

> performance-related payments will be subject to the satisfaction of demanding and stretching performance targets over the short and long term. These performance targets will be set in the context of the prospects of the Group, the prevailing economic environment in which it operates, and the relative performance of comparator companies.

The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the business environment and in remuneration practices. Consequently, the remuneration policy and the Remuneration Committee's terms of reference for subsequent years will be reviewed annually in the light of matters such as changes to corporate governance best practice or changes to accounting, legislation or business practices among peer group mining companies. This will help to ensure that the policy continues to provide Xstrata with a competitive reward strategy. In doing so, the Committee will take into account the UK Listing Rules, the provisions of the Code and associated guidance attached to it, as well as the guidance provided by a number of institutional investor representative bodies on the design of performance-related remuneration. Policies will be sensitive to pay and employment conditions elsewhere in the Group.

The Remuneration Committee is satisfied that Xstrata's pay and employment conditions for non-Board employees around the world are appropriate to the various markets in which Xstrata operates. The Remuneration Committee does not consider a ratio comparison between executive directors and non-Board employees to be a useful way of assessing the fairness and equitability of Xstrata's remuneration practices. The vastly different costs of living in the countries where Xstrata has operations and fluctuations in exchange rates mean any such trend analysis or comparisons with competitors would be meaningless.

Elements of Remuneration

The total remuneration package for executive directors comprises the following principal elements:

> base salary;

> annual bonus plan including deferred element;

> participation in long-term incentive arrangements;

> subsisting rights under the Xstrata AG share scheme in relation to individual arrangements (as detailed below);

> pension; and

> other benefits including housing allowance (where essential for the performance of duties), permanent health, life and private medical insurance.

Base Salary

The base salary of the executive directors is subject to annual review by the Remuneration Committee. The Remuneration Committee reviews external pay data to ensure that the levels of remuneration remain competitive and appropriate in the light of the Group's policy. The Remuneration Committee is also responsible for ensuring that the positioning of the Group's remuneration relative to its peers does not result in increases in remuneration without a corresponding increase in performance or responsibilities. When setting base salaries, the Committee also considers the impact on pension contributions and associated costs. During 2008 (with effect from 1 January 2008), base salary increases for Mick Davis, Trevor Reid and Santiago Zaldumbide were 14%, 22% and 6% respectively. Respective base salaries effective from 1 January 2009 will be GBP1,310,000, GBP660,000 and EUR970,000, representing increases of 4.80%, 5.60% and 4.08% respectively on salaries paid during 2008.

Santiago Zaldumbide provides his services to the Group under a professional services agreement entered into between him and Asturiana on 23 July 2007 to act as Chairman and Chief Executive Officer of Xstrata Zinc. This agreement replaced a similar agreement with Asturiana dated 29 January 1998, which was terminated by agreement on 23 July 2007. The current agreement is in force from its date of signature (23 July 2007) and continues indefinitely thereafter unless terminated by one of the parties giving the other written notice of no less than six months. The annual gross fee payable to Santiago Zaldumbide for the year ended 31 December 2008 was EUR932,000 including an amount in lieu of any pension-related payment. This annual fee is subject to review in line with the other executive directors.

Santiago Zaldumbide's appointment as a director of Xstrata is subject to the existence of the above-referenced agreement between Santiago Zaldumbide and Asturiana. Santiago Zaldumbide receives no additional remuneration for his position as director of Xstrata plc but is eligible to participate in the Bonus Plan and the Long Term Incentive Plan.

Bonus Plan

Executive directors and the other members of the Executive Committee are eligible to participate in the Executive Committee Bonus Plan ('the Bonus Plan'). The Bonus Plan focuses on the achievement of annual objectives, which align the short-term financial performance of the Group with the creation of shareholder value.

The bonus is based on Xstrata's operational performance as measured by return on equity and net profit. Specific targets for return on equity and the proportion of net profits that make up the bonus pool are determined each year by the Remuneration Committee. Before the pool is finalised the Remuneration Committee actively considers whether the pool is appropriate in light of the other key financial and non-financial drivers of future shareholder value.

The payment of any bonus under the Bonus Plan is subject to a hurdle rate (for the financial years ending 31 December 2008 and 2009 it will be set such that the Group's return on equity will be at least equal to the Group's average cost of borrowing). If this hurdle is not reached, the bonus pool will be zero. The Remuneration Committee has the discretion to vary the basis of calculation and the performance targets for subsequent years.

The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant (or, at the discretion of the Remuneration Committee, to a trust for his/her benefit) will be at the discretion of the Remuneration Committee. Individual performance criteria have been agreed with each participant, which will be evaluated by the Remuneration Committee in determining individual allocations from the bonus pool.

The maximum bonus payable under the Bonus Plan for executive directors is 300% of salary. The highest level of bonus will only be available for truly outstanding performance. Bonuses will be payable in up to three tranches, as follows:

> the maximum bonus which any one participant is eligible to receive in cash will be limited to 100% of the individual's base salary;

> any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and

> any remaining bonus will be deferred for a period of two years.

The deferred elements take the form of conditional awards of Xstrata shares which vest subject to the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made.

There is no intention to use newly issued ordinary shares for the Bonus Plan and any shares required for the satisfaction of deferred bonuses will be acquired by market purchase.

Other Benefits

In 2008, following termination of discussions with Vale, and in light of unprecedented approaches from executive recruitment firms, a small group of senior executives whose particular skills and services the Company was seeking to retain, were awarded a one-off retention bonus payable in May 2009 conditional upon, amongst other things, their remaining in employment to and including 30 April 2009.

In order to facilitate travel to the Group's operations, many of which are located in remote locations not served by commercial flight routes, Xstrata leases a private aircraft to be used from time to time for business travel by Group executive management. During the year, the Remuneration Committee approved the private use of leased aircraft for Mick Davis, subject to any private usage not conflicting with company requirements, for a limited number of hours per annum, not all of which were utilised in 2008.

Long Term Incentive Arrangements

All equity-based awards are subject to an overall limitation on the number of shares issued, transferred from treasury, or that remain issuable pursuant to awards of 10% within any ten-year period after the listing date.

Added Value Incentive Plan

The Added Value Incentive Plan (the 'AVP') is designed to incentivise the Chief Executive by providing a share of the long-term value he creates for shareholders over and above the value created by Xstrata's peer companies and to create alignment with shareholders by means of share ownership. The Remuneration Committee believes that the Chief Executive has a unique role in delivering value to shareholders through the efficient utilisation of Xstrata's assets and by making value-enhancing acquisitions and divestments. For this reason, membership of the AVP is restricted to the current Chief Executive and any future successor in that role.

The Chief Executive's participation in the AVP is contingent on his building up and maintaining a holding of at least 350,000 ordinary Xstrata shares.

The Chief Executive will not be eligible for awards under the Xstrata plc Long Term Incentive Plan (the 'LTIP') in any year when an AVP cycle commences.

Payments under the scheme will be based upon the growth in the Company's total shareholder return ('TSR') over the relevant performance period relative to an index of global mining companies, which form the Xstrata TSR Index. Performance will be assessed over periods of both three years ('Phase 1') and five years ('Phase 2') from date of award.

At the end of a Phase 1 performance period Xstrata TSR will be calculated and compared to the Xstrata TSR Index, and the Added Value created over the performance period will be calculated.

If this figure is positive, it will be multiplied by a participation percentage (which is 0.5% of the Added Value for the 2005 Plan Cycle, 0.3% for the 2006 and 2007 Plan Cycles and 0.5% for the 2008 Plan Cycle) to calculate the 'Phase 1 Base Reward'. The maximum aggregate participation percentage for Plan Cycles commencing in any three-year period cannot exceed 1.1%. No payments will be made if Xstrata underperforms the Xstrata TSR Index.

There is a cap which applies to the calculation at the end of the Phase 1 performance period. If the cap has been applied then the Chief Executive will become eligible for Phase 2 of a Plan Cycle. At the end of the Phase 2 performance period the calculation will be carried out in the same way as at the end of Phase 1, but only to the extent that performance exceeds the applicable cap.

The Remuneration Committee recognises that the absolute value received by shareholders is higher when outperforming a rising market than outperforming a market which is static or falling, therefore, two modifiers are applied. Firstly, the Phase 1 and Phase 2 Base Rewards will be increased or decreased in line with the Xstrata share price index measured against the comparator group. Secondly, a reduction will be made for lower levels of absolute performance, by applying a multiplier to the indexed Base Rewards to calculate the Final Rewards. For the 2008 Plan Cycle and future plan cycles, for absolute TSR of 25% and above a multiplier of 1 will be applied, for absolute TSR of -25% or below a multiplier of 0.5 will be applied. For the 2005, 2006 and 2007 Plan Cycle, the multiplier for absolute TSR of -25% is 0. Between -25% and +25% straight-line interpolation will apply. Provided Xstrata's TSR is at least equal to the TSR index, the Phase 1 Final Reward under each Plan Cycle will be at least $1 million. The multiplier was adjusted for the 2008 Plan Cycle and for future Plan Cycles as the Remuneration Committee considered it was necessary in order to ensure that the AVP continues to offer an adequate incentive and reward for mitigating shareholder losses in a falling market.

50% of the Final Reward for a Phase of a Plan Cycle shall be payable in cash or in shares, as determined by the Remuneration Committee, as soon as practicable following determination of the Final Reward for that Phase by the Remuneration Committee. Of the remaining 50% of a Phase 1 Final Reward, 25% shall be deferred for a period of one year and 25% shall be deferred for a period of two years. The remaining 50% of a Phase 2 Final Reward shall be deferred for a period of one year.

The Xstrata TSR and Share Price Indices will be weighted by market capitalisation. The comparator group for each plan cycle comprises relevant global mining firms. These are shown below.

In the event of one or more constituents undergoing a take-over, merger, dissolution, variation in capital or any other event that will materially affect calculation of an Index, the Remuneration Committee shall determine how this should be reflected in the Index calculation. The Remuneration Committee may add other relevant competitors to the Index if required.

In the event of a change of control, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of the transaction save that the Committee has discretion to disapply the cap that would otherwise apply in the calculation of Phase 1 Excess Return. In the event of the Chief Executive ceasing to be an Xstrata employee as a result of death, ill health or disability, all open Plan Cycles will vest immediately. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of cessation of employment. In the event of the Chief

Comparator group for the TSR and Share Price Indices

2005	2006	2007	2008	2009
Alcoa Inc	As for 2005	As for 2006	As for 2007	As for 2008
Alcan Inc	but excluding:	but excluding:	but excluding:	but excluding:
Anglo American plc	Elkem ASA	Inco Limited	Alcan Inc	Coal & Allied Industries Ltd
Arch Coal Inc		Falconbridge Limited		Lonmin plc
BHP Billiton plc		Phelps Dodge Corp		Umicore SA
Coal & Allied Industries Ltd				And including:
Elkem ASA				Companhia Vale
Eramet SA				do Rio Doce (Vale)
Grupo Mexico SA de CV				Vedanta Resources plc
Inco Ltd				Freeport McMoRan
Korea Zinc Inc				Copper & Gold Inc
Lonmin plc				MMC Norilsk Nickel
Falconbridge Ltd				Impala Platinum Holdings Ltd
Norddeutsche Affinerie AG				
Peabody Energy Corp				
Phelps Dodge Corp				
Rio Tinto plc				
Teck Cominco Ltd				
Umicore SA				

Executive ceasing to be an Xstrata employee other than in the circumstances described above, all Plan Cycles will lapse and no payments will be made unless the Remuneration Committee in its absolute discretion determines otherwise. In the event of a variation in the capital of Xstrata, the Participation Percentages may be adjusted in such a way as the Remuneration Committee determines.

The Added Value Incentive plan will terminate on 9 May 2010, after which no further awards will be granted.

2005 AVP cycle
Phase 1 of the 2005 cycle vested on 9 May 2008 when the increase of Xstrata's TSR was 404.26%, the growth of the Xstrata TSR Index was 238.16% and the growth of the Xstrata Price Index was 220.65%. This performance represents an outperformance of 166.10%. As a result, the cap was applied to the Phase 1 Added Value and Phase 2 was triggered. As at 31 December 2008, it is not expected any payment will be made under Phase 2 of the 2005 Plan Cycle, however, the determination of final reward will be made at the end of the Phase 2 performance period on 9 May 2010. For further information please see page 106.

2006 AVP cycle
As at 31 December 2008, the decrease of Xstrata's TSR was 62.29%, the decrease of the Xstrata TSR index was 32.62%, and the decrease of the Xstrata Share Price Index was 36.31%, as calculated under the AVP for the 2006 Plan Cycle. This performance represents an underperformance of 29.67%. If this is the outcome at the end of the three-year period no payment will be made under the plan.

2007 AVP cycle
As at 31 December 2008, the decrease of Xstrata's TSR was 79.35%, the decrease of the Xstrata TSR index was 47.92%, and the decrease of the Xstrata Share Price Index was 49.90%, as calculated under the AVP for the 2007 Plan Cycle. This performance represents an underperformance of 31.43%. If this is the outcome at the end of the three-year period no payment will be made under the plan.

2008 AVP cycle
As at 31 December 2008, the decrease of Xstrata's TSR was 87.23%, the decrease of the Xstrata TSR index was 66.51%, and the decrease of the Xstrata Share Price Index was 67.21%, as calculated under the AVP for the 2008 Plan Cycle. This performance represents an underperformance of 20.72%. If this is the outcome at the end of the three-year period no payment will be made under the plan.

Long Term Incentive Plan

Executive directors are eligible to participate in the Long Term Incentive Plan (the 'LTIP'). The LTIP aims to focus management's attention on continuous and sustainable improvements in the underlying financial performance of the Group and on the delivery of superior long-term returns to Xstrata's shareholders by providing executives with the opportunity to earn superior levels of reward for outstanding performance. In addition, the LTIP further aligns the interests of shareholders and management by encouraging executives to build a shareholding in the Group.

The LTIP provides for the grant of both contingent awards of free shares ('Free Share Awards') and share options on the same occasion to the same individual. The two elements are complementary and ensure that the cyclical nature of the industry does not have an excessively adverse effect on employee remuneration in circumstances where the performance of the Group has otherwise been good, relative to that of competitors.

The Free Share Awards will ensure that where the Group has performed well over the specified performance period, participants will be rewarded even if there is no substantial share price growth due to external factors, such as commodity prices or general economic conditions. The option element will only provide a benefit to participants when shareholders also benefit from future share price growth. The options will be subject to stretching performance targets to ensure that windfall growth in the share price as a result of external factors does not deliver rewards which are not justified by the performance of the Group, relative to its peer group. The policy regarding performance targets is discussed in more detail below.

The number of ordinary shares over which options will be granted will be calculated using a binomial valuation of the option (or a similar approach) which the Remuneration Committee considers represents both the cost to Xstrata of providing the benefit and the value of the option itself as a component of the total remuneration package. The option value at grant will be subject to a lower and upper limit as determined by the Remuneration Committee from time to time. In determining the value of Free Share Awards, the value of the underlying shares will be used.

Using the method above, the value ratio of Free Share Awards to share options for awards made during 2008 was in general 1:1, based on the value at the time of grant. The Remuneration Committee may change the ratio for future awards if it is thought appropriate.

The Remuneration Committee has determined that annual awards will be made under the LTIP to minimise the impact of share price volatility and to reflect existing best practice. The rules of the LTIP provide that the aggregate value of options and Free Share Awards made to an individual in any one year may not exceed an amount equal to two times base salary in normal circumstances (although, in exceptional circumstances, the limit may be up to, but may not exceed, four times base salary).

Summary of performance conditions

During 2006, 2007 and 2008, executive directors were granted market value options and Free Share Awards under the LTIP. The vesting of both the options and Free Share Awards is subject to the satisfaction of stretching performance conditions over a three-year performance period. Half of the options and Free Share Awards are conditional on TSR relative to a peer group and half are conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period, as follows:

For the awards conditional on TSR, 25% of the combined award will vest if TSR growth is at the median of the specified peer group, the full 50% of the combined award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for TSR growth below median performance.

For the remaining award, vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 5% of the combined award will vest for 1% cost savings, 35% for 2% cost savings and 50% for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur for cost savings that are less than 1%. Real cost savings will be measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price-linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments.

Since the Group's share price and those of its peers are significantly influenced by the cycle in commodity prices, the Remuneration Committee considers TSR relative to a peer group to be an appropriate performance measure as it rewards relative success in growing shareholder value through the development and execution of the corporate strategy. The Remuneration Committee is also satisfied that TSR will be a genuine reflection of the Group's underlying financial performance. The use of the second measure, Group real cost savings relative to targets, reflects the Group's strategic initiative to add shareholder value through productivity and cost efficiencies. Furthermore, the use of a financial performance measure alongside a relative TSR measure is aligned with current corporate governance best practice.

The performance targets are not capable of being retested at the end of the performance period, so that any proportion of a Free Share Award or option which does not vest after three years will lapse, although vested options will remain exercisable for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse).

In the event of a change of control, all Free Share Awards and options will vest in full or (in certain circumstances) may be exchanged for equivalent options or LTIP awards over shares in the acquiring company.

The peer group of global mining companies used to determine the vesting of the options and Free Share Awards conditional on TSR under the LTIP, comprises the same comparator group used to form the Xstrata Share Indices for the CEO's Added Value Incentive Plan for the relevant year detailed above. The Remuneration Committee may, at its absolute discretion, vary, add, remove or alter the companies making up the peer group where events happen which cause the Remuneration Committee to consider that such a change is appropriate to ensure that the performance condition continues to represent a fair measure of performance. This is provided that the Remuneration Committee reasonably considers such a varied or amended performance condition is not materially easier or more difficult to satisfy.

In calculating the TSR, the common currency of US dollars will be used and the share price of a notional parcel of shares of the Group and the companies in the specified peer group will be averaged over a period preceding both the start and end of the relevant performance period. The Remuneration Committee has resolved that averaging over a three-month period eliminates the volatility in spot share prices that could otherwise distort the assessment of whether the target has been met.

The TSR of the Group and each member of the peer group over any performance period is calculated by taking the growth between the closing value and the base value of 100 shares expressed as a percentage of the base value, on the assumption that any net dividend per share paid by any company during the relevant performance period is reinvested in shares on the last day of the month during which the relevant shares go ex-dividend. This calculation is subject to such adjustments to closing value and base value as the Remuneration Committee considers appropriate to reflect any variation of share capital or any merger, takeover, reconstruction, demerger or change in listing status by any member of the peer group or upon any other events which the Remuneration Committee considers may materially distort the calculation.

2006 LTIP Award
At 31 December 2008, the Group was ranked 15th out of the peer group of 19 companies (including Xstrata) in terms of TSR for the 2006 award. If this is the outcome at the end of the three-year performance period then 0% of each executive director's 2006 award linked to TSR will vest.

2007 LTIP Award
At 31 December 2008, the Group was ranked 14th out of the peer group of 16 companies (including Xstrata) in terms of TSR for the 2007 award. If this is the outcome at the end of the three-year performance period then 0% of each executive director's 2007 award linked to TSR will vest.

2008 LTIP Award
At 31 December 2008, the Group was ranked 15th out of the peer group of 15 companies (including Xstrata) in terms of TSR for the 2008 award. If this is the outcome at the end of the three-year performance period then 0% of each executive director's 2008 award linked to TSR will vest.

It should be noted that these amounts are based on the Group's results at this provisional stage and do not necessarily reflect the eventual outcome.

Subsisting Rights under Xstrata AG Share Schemes
Subsisting options held by Mick Davis pursuant to terms on which they were recruited are held on terms which reflect the provisions of the Management and Employee Share Incentive Scheme previously operated by Xstrata AG, except as expressly provided otherwise. These options were converted into equivalent options over ordinary shares in the Group at the time of the listing of the Group's shares on the London Stock Exchange ('the Listing') but otherwise continue to be subject to the terms and conditions (as modified) of the original Xstrata AG share scheme. It is intended that the options will as far as possible be satisfied by the transfer of ordinary shares in the Group held by the trustees of the Xstrata Employee Share Ownership Trust and the Xstrata Employee and Directors Share Ownership Trust. Whilst subsisting options continue to exist under this scheme, no future grants will be made. Subsisting options are not subject to performance conditions because they were originally granted under arrangements (which did not provide for awards to be subject to performance) which related to Xstrata AG prior to the Group becoming a UK listed company.

Performance Graph


GBP
500
400
300
200
100
0
FTSE 100
Xstrata
04
05
06
07
08

The performance graph set out above shows the TSR for a holding of shares of the Group for the five years ended 31 December 2008 compared with the TSR for a hypothetical holding of shares of the same kinds and number as those by reference to which the FTSE 100 index is calculated. The Board considers that the FTSE 100 currently represents the most appropriate of the published indices for these purposes.

TSR has been calculated assuming that an equivalent sum was invested in shares of the Group and in the FTSE 100 index.

Dividends are invested in additional shares and benefits receivable in the form of shares are also added to the relevant holding.

Pensions

Mick Davis and Trevor Reid have participated in money purchase retirement plans from their respective dates of joining the Group. The plans are designed having regard to the taxation and employment status of each executive.

Group contributions are reassessed at regular intervals and are based on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target pension which is currently intended to be equivalent to approximately 60% of final salary at normal retirement age for executives who begin participating in the plans at the age of 40. Prior to 6 April 2006, these contributions were paid to a combination of an approved money purchase pension plan and a Funded Unapproved Retirement Benefits Scheme (FURBS). From 6 April 2006, contributions have been made through a combination of payments to a registered pension plan and cash sums to each executive, having regard to the tax limits on contributions and benefits from registered UK pension plans (with only cash payments being made after 2007). The actual benefits payable from the pension plans will be based on the amount which has accumulated in that member's money purchase accounts. No employee contributions are currently payable by Mick Davis and Trevor Reid.

As noted above, Santiago Zaldumbide receives no pension benefits under the terms of his professional services agreement.

External Appointments

Executive directors are not permitted to hold external directorships or offices without the approval of the Board. Santiago Zaldumbide, having gained the approval of the Board, held a directorship with ThyssenKrupp SA. He was also a member of the Supervisory Board of Air Products and Chemicals, Inc. In total, the remuneration received by Santiago Zaldumbide, in relation to his positions in these companies, amounted to EUR49,943.

Non-Executive Directors

The level of fees for non-executive directors is set at the level considered necessary to obtain the services of individuals with the relevant skills and experience to bring added depth and breadth to the composition of the Board.

Non-executive directors' fees are reviewed annually by the Chairman and the Chief Executive in the light of fees payable to non-executive directors of comparable companies and the importance attached to the retention and attraction of high calibre individuals as non-executive directors.

Non-executive directors are eligible to forgo all or part of their Directors' fees to acquire shares in the Group, after deduction of applicable income tax and social security contributions.

The non-executive directors do not, and will not in the future, participate in the Bonus Plan or LTIP or any other performance-related incentive arrangements which may be introduced from time to time.

Entitlements under Service Contracts

Executive Directors

Mick Davis and Trevor Reid have employment agreements with Xstrata Services (UK) Limited ('XSL') effective from 1 February 2002 which are for fixed terms of one year. However, their services as Chief Executive and Chief Financial Officer respectively are provided to the Group under a secondment agreement entered into between the Group and XSL on 19 March 2002. Each of Mick Davis and Trevor Reid is seconded to the Group for a fixed term of two years thereafter renewable by either party for further periods of two years.

The employment of Mick Davis and Trevor Reid may be terminated by not less than 12 months' notice by XSL or the director concerned or by a payment in lieu of notice by XSL. On termination of employment by XSL in breach, including on a change of control, or if Mick Davis or Trevor Reid resigns in circumstances where they cannot in good faith be expected to continue in employment, each director is entitled to be paid a sum equal to 100% of his annual salary plus pension and other benefits and his previous year's bonus (plus any accrued basic salary and expenses) and to have all entitlements under his retirement benefit plans paid in accordance with the plan rules. As both Mick Davis and Trevor Reid participate in defined contribution arrangements it is not expected that any significant additional liability would arise in respect of retirement plan entitlements beyond that already accrued in the accounts. For the purposes of calculating termination payments, annual bonus will be capped at 300% of annual salary.

In addition, each of the executive directors is eligible to participate in the Bonus Plan which provides that deferred amounts up to an aggregate ceiling of 200% of salary remain payable in the event of cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately) or retirement (in which case they are payable on the normal vesting date). No deferred amounts are payable in the event of cessation by dismissal for cause. In the case of termination by reason of death, injury, ill health or disability before the date the bonus is awarded for a financial year, or if the Remuneration Committee in its discretion so resolves, a proportion of the annual bonus pool may still be awarded subject to the normal discretion of the Remuneration Committee.

Executive directors are entitled to any outstanding LTIP awards on cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately in full) or retirement (in which case they are payable on the normal vesting date to the extent they vest for performance at that time).

On termination of the professional services agreement dated 23 July 2007, other than on his voluntary termination or termination for gross negligence, Santiago Zaldumbide is entitled to be paid a sum equal to 100% of his annual salary and other benefits and his previous year's bonus (plus any accrued basic salary and expenses). Santiago Zaldumbide is engaged as a director of Xstrata plc on the terms of a letter of appointment dated 18 March 2002. Santiago Zaldumbide will receive no additional remuneration for his position as director of Xstrata plc and is not entitled to any compensation in respect of the termination of his office as a director of Xstrata plc.

Non-Executive Directors

Willy Strothotte is engaged by the Group as a non-executive director and Chairman on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by Willy Strothotte.

The Group may terminate Willy Strothotte's appointment at any time and on such termination Willy Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the Board.

David Rough is engaged by the Group as the senior independent non-executive director and deputy Chairman on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 1 April 2002 and is now terminable by six months' notice by David Rough.

The Group may terminate David Rough's appointment at any time and on such termination David Rough will not be entitled to any compensation for loss of office. The term may be renewed by the Board.

Ivan Glasenberg, Paul Hazen, Robert MacDonnell and Sir Steve Robson are each engaged by the Group as a non-executive director on the terms of a letter of appointment. Each appointment was for an initial fixed term of 36 months which commenced on 25 February 2002 and is now terminable by six months' notice by the non-executive director.

Ian Strachan is engaged by the Group as a non-executive director on the terms of a letter of appointment. The appointment was for an initial fixed term of 36 months which commenced on 8 May 2003 and is now terminable by six months' notice by Ian Strachan.

Claude Lamoureux is engaged by the Group as a non-executive director on the terms of a letter of appointment commencing on 6 May 2008. The appointment is terminable by six months' notice by Claude Lamoureux.

The Group may terminate each non-executive director's appointment at any time and on such termination the non-executive director will not be entitled to any compensation for loss of office. Each term may be renewed by the Board.

There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year.

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the directors.

No significant awards have been made in the financial year to any past director.

Information subject to audit – year ended 31 December 2008

Emoluments and compensation – amounts in $

The emoluments and compensation in respect of qualifying services of each person who served as a director during the year were as follows:

Director	Salary and fees[1] US$	Bonus[5] US$	Deferred bonus[5] US$	Housing allowances US$	Health, life and private medical insurance US$	Other benefits US$	**Total US$**	Year ended 31 December 2007 Total US$
Executives								
Mick Davis	2,315,000[2]	0	2,701,530[5a]	183,000[6a]	197,916[7]	108,111[9]	**5,505,557**	9,154,577
Trevor Reid	1,157,500[2]	0	1,348,977[5a]	141,660[6b]	25,576[8]		**2,673,713**	4,297,029
Santiago Zaldumbide	1,370,972[3]	0	1,796,522[5b]				**3,167,494**	5,156,168[3]
Non-executives								
Willy Strothotte	448,184[4]						**448,184**	440,440
Paul Hazen	162,976[4]						**162,976**	160,160
Robert MacDonnell	162,976[4]						**162,976**	160,160
Claude Lamoureux	162,976[4]						**162,976**	0
Ivan Glasenberg	162,976[4]						**162,976**	160,160
Sir Steve Robson CB	201,683[4]						**201,683**	198,198
David Rough	315,766[4]						**315,766**	310,310
Ian Strachan	203,720[4]						**203,720**	200,200
	6,664,729	0	5,847,029	324,660	223,492	108,111	**13,168,021**	20,237,402

Notes

1. *Salary and fees includes non-executive directors' fees which may be paid in shares.*
2. *In 2008, Mick Davis's and Trevor Reid's salaries were set and paid in UK pounds sterling. The salary figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.852 (2007: 2.002) and therefore reflect the impact of the exchange rate fluctuations during the year.*
3. *In 2008, Santiago Zaldumbide's basic salary and benefits were set and paid in Euros. The figures above have been converted to US dollars based on the average euro/dollar exchange rate for the year of 1.471 (2007: 1.371) and therefore reflect the impact of the exchange rate fluctuations during the year.*
4. *All non-executive director fees except those for Ian Strachan, Claude Lamoureux and Steve Robson were set in UK pounds sterling. Ian Strachan's fees were set in UK pounds sterling, and paid in US dollars. Steve Robson's fees were set in UK pounds sterling and paid in Euros except for the 2nd quarter fees which were paid in UK pounds sterling. Claude Lamoureux's fees were set in UK pounds sterling and paid in Canadian dollars. The figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.852 (2007: 2.002) and therefore reflect the impact of the exchange rate fluctuations during the year.*
5. *Entitlement to participate in Xstrata's Executive Bonus Plan is dependent on a bonus pool determined by the achievement of annual objectives measured by return on equity and net profit. While these financial measures were highly creditable in 2008, the Remuneration Committee has decided that bonus levels normally awarded based on the 2008 pool would not be appropriate given the current economic situation. Bonus amounts have therefore been substantially reduced from the amounts that would normally be payable based on the Group's performance in 2008. Further, management has recommended to the Remuneration Committee that no cash payments be made in respect of the 2008 executive bonuses and the total award be deferred in shares for one year.*

5a. *These bonuses are those awarded in March 2009 in relation to the 2008 performance year. Bonuses were awarded in UK pounds sterling and converted at a rate of 1.411, the exchange rate prevailing at the on the date of the award. These amounts also include $56,093 and $26,258 in respect of dividend equivalents awarded during the year in respect of prior years' deferred bonus awards which vest on the date of the underlying award for Mick Davis and Trevor Reid respectively.*

5b. *This bonus relates to that awarded in March 2009 in relation to the 2008 performance year. The bonus was awarded in Euros and converted at a rate of 1.262, the exchange rate prevailing on the date of the award. The amount also includes $32,805 in respect of dividend equivalents awarded during the year in respect of prior years' deferred bonus awards which vest on the date of the underlying award for Santiago Zaldumbide.*

6a. *In 2008, Mick Davis's housing allowance was awarded and paid in US dollars.*

6b. *In 2008, Trevor Reid's housing allowance was awarded in US dollars and paid in UK pounds sterling.*

7. *In 2008, Mick Davis's benefits were set and paid in UK pounds sterling. The benefits been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.852 (2007: 2.002) and therefore reflects the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of GBP89,958.*
8. *In 2008, Trevor Reid's benefits were set and paid in UK pounds sterling. The benefits have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.852 (2007: 2.002) and therefore reflects the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of GBP10,796.*
9. *In order to facilitate travel to the Group's operations, many of which are located in remote locations not served by commercial flight routes, Xstrata leases private aircraft to be used from time to time for business travel by Xstrata executives. During the year, the Remuneration Committee approved the private use of leased aircraft for Mick Davis, subject to any private usage not coinciding with company requirements, for a limited number of hours per annum, not all of which were utilised in 2008. The benefit shown above has been calculated based on marginal flight costs for the hours used and converted to US dollars at the average pound/dollar exchange rate.*
10. *No consideration has been paid to or is receivable by third parties for making available the qualifying services of any directors during the year or in connection with the management affairs of Xstrata.*

Deferred Bonuses

Deferred bonus payable in shares and deferred for one year. The number of shares awarded pursuant to deferred bonuses payable in shares is determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made. The amount also includes $56,093, $26,258 and $32,805 in respect of dividend equivalents accrued during the year in respect of prior years' deferred bonus awards which will vest on the date of the underlying award for Mick Davis, Trevor Reid and Santiago Zaldumbide respectively.

Share options

Details of share options of those directors who served during the year are as follows:

	At 1 Jan 2008	Awarded	Lapsed/expired unexercised	Exercised	**At 31 Dec 2008**	Exercise price	Earliest date of exercise	Expiry date
Mick Davis								
Service Contract Arrangements	496,997				**496,997**	£3.84	1 Oct 05	1 Oct 12
Service Contract Arrangements	496,997				**496,997**	£4.22	1 Oct 06	1 Oct 13
LTIP Options	374,516				**374,516**	£3.22	10 Feb 06	10 Feb 13
LTIP Options	770,482				**770,482**	£6.58	5 Mar 07	5 Mar 14
Trevor Reid								
Service Contract Arrangements	148,498			148,498	**0**	£5.68	15 Jan 07	15 Jan 14
LTIP Options	327,454			151,502	**175,952**	£6.58	5 Mar 07	5 Mar 14
LTIP Options	214,647				**214,647**	£9.49	11 Mar 08	11 Mar 15
LTIP Options	133,357				**133,357**	£15.37	10 Mar 09	10 Mar 16
LTIP Options	104,413				**104,413**	£24.00	15 Mar 10	15 Mar 17
LTIP Options	0	106,058			**106,058**	£35.36	4 Apr 11	4 Apr 18
Santiago Zaldumbide								
LTIP Options	247,112			247,112	**0**	£9.49	11 Mar 08	11 Mar 15
LTIP Options	132,614				**132,614**	£15.37	10 Mar 09	10 Mar 16
LTIP Options	102,424				**102,424**	£24.00	15 Mar 10	15 Mar 17
LTIP Options	0	100,871			**100,871**	£35.36	4 Apr 11	4 Apr 18
	3,549,511	206,929	0	547,112	**3,209,328**			

Notes

1. *No options, other than the LTIP options, are subject to performance conditions as explained above. Details of the LTIP performance conditions are described above.*
2. *Mick Davis's and Trevor Reid's LTIP options may be settled in cash at the discretion of the Remuneration Committee.*
3. *The highest and lowest prices of the Company's shares during the year were GBP44.20 and GBP5.75 respectively (2007: GBP37.38 and GBP22.43). The price at the year end was GBP6.40 (2007: GBP35.50).*
4. *On 9 June 2008, Trevor Reid exercised his option over 148,498 shares. The market value of an Xstrata share on the date of exercise was GBP41.57, and a gain of GBP5,329,593 was realised.*
5. *On 9 June 2008, Trevor Reid exercised his option over 51,502 shares. The market value of an Xstrata share on the date of exercise was GBP41.57, and a gain of GBP1,802,055 was realised.*
6. *On 10 June 2008, Trevor Reid exercised his option over 100,000 shares. The market value of an Xstrata share on the date of exercise was GBP42.02, and a gain of GBP3,544,000 was realised.*
7. *On 23 April 2008, Santiago Zaldumbide exercised his option over 100,000 shares. The market value of an Xstrata share on the date of exercise was GBP40.73, and a gain of GBP3,124,000 was realised.*
8. *On 16 May 2008, Santiago Zaldumbide exercised his option over 147,112 shares. The market value of an Xstrata share on the date of exercise was GBP43.43, and a gain of GBP4,992,981 was realised.*

Shares

Details of the Company's ordinary shares over which those directors who served during the year have conditional rights under the LTIP are as follows:

Director	Scheme interest at 1 Jan 2008	Awarded	End of the period for interim qualifying conditions to be fulfilled	Lapsed/ expired	Vested	At 31 Dec 2008
Mick Davis						
Added Value Plan – 2005 Cycle Phase 1 – 1 year deferral		641,273 *	9-May-08			**641,273**
Added Value Plan – 2005 Cycle Phase 1 – 2 year deferral		641,273 *	9-May-08			**641,273**
Added Value Plan – 2005 Cycle Phase 2		*				
Added Value Plan – 2006 Cycle		*	10-Mar-09			
Added Value Plan – 2007 Cycle		*	15-Mar-10			
Added Value Plan – 2008 Cycle		*	26-Mar-11			
Deferred Bonus	46,348		23-Feb-08 †		46,348 [3]	**0**
Deferred Bonus	41,664		26-Feb-08 †		41,664 [4]	**0**
Deferred Bonus	41,664		26-Feb-09			**41,664**
Deferred Bonus	0	31,109	26-Feb-09			**31,109**
Deferred Bonus	0	31,109	26-Feb-10			**31,109**
Trevor Reid						
LTIP	64,394		11-Mar-08 †		64,394 [5]	**0**
LTIP	40,006		10-Mar-09			**40,006**
LTIP	31,324		15-Mar-10			**31,324**
LTIP	0	31,817	4-Apr-11			**31,817**
Deferred Bonus	7,279		23-Feb-08 †		7,279 [3]	**0**
Deferred Bonus	19,611		26-Feb-08 †		19,611 [4]	**0**
Deferred Bonus	19,611		26-Feb-09			**19,611**
Deferred Bonus	0	14,509	26-Feb-09			**14,509**
Deferred Bonus	0	14,509	26-Feb-10			**14,509**
Santiago Zaldumbide						
LTIP	74,134		11-Mar-08 †		74,134 [5]	**0**
LTIP	39,784		10-Mar-09			**39,784**
LTIP	30,727		15-Mar-10			**30,727**
LTIP	0	30,261	4-Apr-11			**30,261**
Deferred Bonus	8,663		23-Feb-08 †		8,663 [3]	**0**
Deferred Bonus	23,185		26-Feb-08 †		23,185 [4]	**0**
Deferred Bonus	23,185		26-Feb-09			**23,185**
Deferred Bonus	0	18,762	26-Feb-09			**18,762**
Deferred Bonus	0	18,762	26-Feb-10			**18,762**
	511,579	1,473,384		0	285,278	**1,699,685**

† The actual date of vesting was 26 March 2008

Notes

1 Details of performance conditions are described above.

2 The market value of a share on the date of award under the LTIP and the Deferred Bonus on 4 April 2008 was GBP35.36.

3 These shares were awarded on 23 February 2006 when the closing market price was GBP15.44. The closing market price on the date of vesting was GBP35 22.

4 These shares were awarded on 26 February 2007 when the closing market price was GBP26.56. The closing market price on the date of vesting was GBP35 22.

5 These shares were awarded on 11 March 2005 when the closing market price was GBP9.38. The closing market price on the date of vesting was GBP35.22.

**2005-2008 Added Value Plan*

Deferred elements of the Xstrata AVP may be settled in cash or shares on vesting. For the performance period from 9 May 2005 to 9 May 2008, Xstrata's total shareholder return (TSR) was 404.26%, representing outperformance of 166.1% over TSR performance of 238.16% for Xstrata TSR Index of global mining companies. On 9 May 2008, an award was made in respect of the cash settlement of Phase 1 of the Xstrata AVP 2005 Plan Cycle of GBP53,489,537. For the AVP 2005 cycle the participation percentage was 0.5% and the market capitalisation on date of award was GBP6,026,084,544.

Subsequent periods

For the AVP 2006 cycle the participation percentage was 0.3% and the market capitalisation on date of award was GBP10,692,600,350. For the AVP 2007 cycle, the participation percentage was 0 3% and the market capitalisation on date of award was GBP23,442,174,802. For the AVP 2008 cycle, the participation percentage was 0.5% and the market capitalisation on the date of award was GBP38,029,287,854.

Pensions

Mick Davis and Trevor Reid have participated in defined contribution retirement benefit plans.

During the year, pension related payments of pension plan, FURBS, and non-pensionable salary supplement payments were made as follows:

	2008 Mick Davis US$	2007 Mick Davis US$	**2008 Trevor Reid US$**	2007 Trevor Reid US$	**2008 Total US$**	2007 Total US$
Pension-related payments	**3,976,157**	3,294,113	**2,644,608**	1,442,173	**6,620,765**	4,736,286

Notes

1. *Further details of the pension arrangements are explained above.*
2. *Santiago Zaldumbide received no pension benefits under the terms of his fixed cost remuneration arrangement which is detailed above.*
3. *Based on the average UK pound/US dollar exchange rate for the year of 1.852 (2007: 2.002). Payments to Mick Davis and Trevor Reid in both years were made in UK pounds sterling.*

Approved by the Board and signed on its behalf by

Willy Strothotte
Chairman
2 March 2009



5

Financial statements

< Zinc balls produced at San Juan de Nieva in Spain, which operates in the first quartile of the industry cost curve and is the world's largest zinc smelter

Statement of Directors' Responsibilities in Relation to the Group Financial Statements

The directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group financial statements the directors are required to:

> select suitable accounting policies in accordance with IAS 8: 'Accounting Policies, Changes in Accounting Estimates and Errors' and then apply them consistently;

> present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

> provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance;

> state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements; and

> prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable United Kingdom law and regulations the directors are responsible for the preparation of a Directors' Report, Directors' Remuneration Report and Corporate Governance Report that comply with that law and regulations. In addition, the directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Under the requirements of Chapter 4 of the Disclosure and Transparency Rules, the directors are responsible for including a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Independent Auditors' Report to the Members of Xstrata plc

We have audited the Group financial statements of Xstrata plc for the year ended 31 December 2008 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes 1 to 38. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Xstrata plc for the year ended 31 December 2008 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating Review and Financial Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement and that part of the Directors' Remuneration Report that is unaudited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

> the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2008 and of its profit for the year then ended;

> the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

> the information given in the Directors' Report is consistent with the Group financial statements.

Ernst & Young LLP
Registered auditor
London,
2 March 2009

The maintenance and integrity of the Xstrata plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Consolidated Income Statement
For the year ended 31 December 2008

US$m	Notes	**Before exceptional items**	**Exceptional items†**	**Total 2008**	Before exceptional items	Exceptional items†	Total 2007
Revenue		**27,952**	**–**	**27,952**	28,542	–	28,542
Cost of sales*		**(16,001)**	**–**	**(16,001)**	(15,544)	–	(15,544)
Distribution costs		**(1,988)**	**–**	**(1,988)**	(1,439)	–	(1,439)
Administrative expenses*		**(318)**	**–**	**(318)**	(686)	–	(686)
Share of results from associates	20	**12**	**(34)**	**(22)**	15	–	15
Income and costs of acquisition-related activities		**–**	**–**	**–**	–	275	275
Inventory write downs		**–**	**(93)**	**(93)**	–	–	–
Liability fair value adjustments		**–**	**(194)**	**(194)**	–	(25)	(25)
Profit on restructure of joint venture		**–**	**213**	**213**	–	–	–
Restructuring and closure costs		**–**	**(125)**	**(125)**	–	–	–
Profit before interest, taxation, depreciation and amortisation	10	**9,657**	**(233)**	**9,424**	10,888	250	11,138
Depreciation and amortisation:							
– Cost of sales		**(2,372)**	**–**	**(2,372)**	(2,038)	–	(2,038)
– Administrative expenses		**(24)**	**–**	**(24)**	(58)	–	(58)
Impairment of assets:							
– Cost of sales		**–**	**(974)**	**(974)**	–	–	–
Profit before interest and taxation	10	**7,261**	**(1,207)**	**6,054**	8,792	250	9,042
Finance income	10	**192**	**69**	**261**	142	74	216
Finance costs	10	**(852)**	**(295)**	**(1,147)**	(935)	(196)	(1,131)
Profit before taxation		**6,601**	**(1,433)**	**5,168**	7,999	128	8,127
Income tax (expense)/benefit	11	**(1,634)**	**330**	**(1,304)**	(2,301)	(10)	(2,311)
Profit from continuing operations		**4,967**	**(1,103)**	**3,864**	5,698	118	5,816
Profit after tax from discontinued operations	8	**–**	**–**	**–**	52	1	53
Profit/(loss) for the year		**4,967**	**(1,103)**	**3,864**	5,750	119	5,869
Attributable to:							
Equity holders of the parent		**4,698**	**(1,103)**	**3,595**	5,424	119	5,543
Minority interests		**269**	**–**	**269**	326	–	326
		4,967	**(1,103)**	**3,864**	5,750	119	5,869
Earnings per share (US$)							
– basic (continuing operations)	12	**4.90**	**(1.15)**	**3.75**	5.60	0.12	5.72
– basic	12	**4.90**	**(1.15)**	**3.75**	5.66	0.12	5.78
– diluted (continuing operations)	12	**4.82**	**(1.13)**	**3.69**	5.47	0.12	5.59
– diluted	12	**4.82**	**(1.13)**	**3.69**	5.52	0.12	5.64
Dividends (US$m)							
– declared and paid	13			**499**			443
– proposed	13			**–**			326
Dividend per share (US¢)							
– declared and paid	13			**52.0**			46.0
– proposed	13			**–**			34.0

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them.
* Before depreciation, amortisation and impairment charges.

Consolidated Balance Sheet
As at 31 December 2008

US$m	Notes	2008	2007*
Assets			
Non-current assets			
Intangible assets	14, 15	**8,898**	9,329
Property, plant and equipment	16	**36,141**	33,242
Biological assets	17	**11**	19
Inventories	18	**39**	17
Trade and other receivables	19	**77**	85
Investments in associates	20	**1,963**	186
Available-for-sale financial assets	22	**161**	203
Derivative financial assets	23	**774**	210
Other financial assets	24	**70**	98
Pension asset	35	**3**	5
Prepayments		**22**	30
Deferred tax assets	11	**3**	7
		48,162	43,431
Current assets			
Inventories	18	**3,573**	4,167
Trade and other receivables	19	**2,106**	2,967
Derivative financial assets	23	**29**	89
Other financial assets	24	**–**	54
Prepayments		**288**	265
Cash and cash equivalents	25	**1,156**	1,148
		7,152	8,690
Total assets		**55,314**	52,121

* Restated for revisions to the provisional Austral, Eland and Mangoola acquisition accounting (refer to note 7).

Consolidated Balance Sheet *continued*
As at 31 December 2008

US$m	Notes	2008	2007*
Equity and liabilities			
Capital and reserves – attributable to equity holders of Xstrata plc			
Issued capital	26	**488**	485
Share premium	26	**10,308**	9,899
Own shares	26	**(1,332)**	(651)
Convertible borrowings – equity component	26, 29	**56**	56
Other reserves	26	**1,454**	5,055
Retained earnings	26	**11,789**	8,984
		22,763	23,828
Minority interests	26	**1,636**	1,386
Total equity		**24,399**	25,214
Non-current liabilities			
Trade and other payables	27	**29**	54
Interest-bearing loans and borrowings	28	**16,337**	11,327
Convertible borrowings	29	**331**	327
Derivative financial liabilities	30	**569**	206
Other financial liabilities	31	**683**	351
Provisions	32	**2,237**	2,475
Pension deficit	35	**320**	231
Deferred tax liabilities	11	**5,244**	5,947
Other liabilities	33	**105**	78
		25,855	20,996
Current liabilities			
Trade and other payables	27	**3,233**	3,745
Interest-bearing loans and borrowings	28	**794**	1,118
Derivative financial liabilities	30	**202**	205
Provisions	32	**497**	344
Income taxes payable		**299**	454
Other liabilities	33	**35**	45
		5,060	5,911
Total liabilities		**30,915**	26,907
Total equity and liabilities		**55,314**	52,121

* Restated for revisions to the provisional Austral, Eland and Mangoola acquisition accounting (refer to note 7).

The financial statements on pages 112 to 198 were approved by the Board of Directors on 2 March 2009 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

Consolidated Cash Flow Statement
For the year ended 31 December 2008

US$m	Notes	2008	2007
Profit before taxation (continuing operations)		**5,168**	8,127
Adjustments for:			
Profit before tax from discontinued operations	8	**–**	89
Finance income	10	**(261)**	(218)
Finance cost	10	**1,147**	1,133
Share of (profit)/loss from associates	20	**22**	(15)
Net (profit)/loss on disposal of property, plant and equipment		**(9)**	3
Inventory write downs	10	**93**	–
Liability fair value adjustments	10	**194**	25
Profit on restructure of joint venture interest	10	**(213)**	–
Depreciation	10	**2,286**	2,025
Amortisation	10	**110**	102
Impairment of assets	10, 15	**974**	–
Share-based compensation plans	10	**6**	103
Decrease/(increase) in trade and other receivables		**868**	(348)
Increase in other assets		**(299)**	(106)
Decrease/(increase) in inventories		**167**	(652)
(Decrease)/increase in trade and other payables		**(913)**	552
(Decrease)/increase in provisions		**(450)**	224
Other non-cash movements		**(2)**	2
Cash generated from operations		**8,888**	11,046
Income tax paid		**(1,753)**	(2,965)
Interest paid		**(612)**	(803)
Interest received		**60**	132
Dividends received – other		**2**	4
Net cash flow from operating activities		**6,585**	7,414
Purchase of property, plant and equipment		**(4,796)**	(2,848)
Proceeds from sale of property, plant and equipment		**101**	86
Purchase of intangible assets		**(54)**	(14)
Purchase of available-for-sale financial assets		**(155)**	(41)
Proceeds from the sale of available-for-sale assets	10	**43**	–
Payments to black empowerment partner		**–**	(44)
Acquisition of interest in associates		**(1,878)**	–
Acquisition of subsidiaries, net of cash acquired		**(3,654)**	(2,130)
Disposal of subsidiaries, net of disposal costs and cash disposed		**–**	1,120
Net cash flow used in investing activities		**(10,393)**	(3,871)
Purchase of own shares		**(525)**	(532)
Disposal of own shares		**64**	56
Proceeds from interest-bearing loans and borrowings		**7,118**	6,666
Interest-bearing loans and borrowings issue costs		**(89)**	(38)
Repayment of interest-bearing loans and borrowings		**(2,220)**	(9,431)
Payment of finance lease liabilities		**(14)**	(159)
Dividends paid to equity holders of the parent		**(499)**	(443)
Dividends paid to minority interests		**(221)**	(485)
Capital injection from minority interests		**301**	180
Redemption of minority interests		**–**	(22)
Net cash flow from/(used in) financing activities		**3,915**	(4,208)
Net increase/(decrease) in cash and cash equivalents		**107**	(665)
Net foreign exchange difference		**(31)**	17
Cash and cash equivalents at 1 January		**1,069**	1,717
Cash and cash equivalents at 31 December	25	**1,145**	1,069

Consolidated Statement of Recognised Income and Expense
For the year ended 31 December 2008

US$m	**2008**	2007
Income and expenses recognised directly in equity:		
Actuarial losses on defined benefit pension and medical plans	**(112)**	(98)
Gains/(losses) on available-for-sale financial assets	**(114)**	49
Revaluation of property, plant and equipment	**–**	22
Losses on cash flow hedges	**(157)**	(261)
Foreign currency translation differences	**(3,980)**	670
	(4,363)	382
Transfers to the income statement:		
Losses on cash flow hedges	**360**	121
Recycled foreign currency translation net losses	**246**	28
	(3,757)	531
Tax on items taken directly to, or transferred from, equity	**81**	(7)
Net (loss)/income recognised directly in equity	**(3,676)**	524
Profit for the period	**3,864**	5,869
Total recognised income and expense for the period	**188**	6,393
Attributable to:		
Equity holders of the parent	**(81)**	6,067
Minority interests	**269**	326
	188	6,393

1. Corporate Information

The consolidated financial statements were authorised for issue in accordance with a directors' resolution on 2 March 2009. The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges.

The principal activities of the Group are described in note 9.

2. Statement of Compliance

The consolidated financial statements of Xstrata plc and its subsidiaries (the Group) are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union, effective for the Group's reporting for the year ended 31 December 2008.

3. Basis of Preparation

The consolidated financial statements are presented in US dollars, which is the parent's functional and presentation currency, and all values are rounded to the nearest million except where otherwise indicated.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements.

4. Significant Accounting Judgements and Estimates

Estimates
The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the financial statements. Actual outcomes could differ from these estimates.

The below are the most critical judgements, estimates and assumptions:

Estimated recoverable reserves and resources
Estimated recoverable reserves and resources are used to determine the depreciation of mine production assets, in accounting for deferred stripping costs and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

Environmental rehabilitation costs
The provisions for rehabilitation costs are based on estimated future costs using information available at the balance sheet date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted (refer to note 32).

Impairment testing
Note 15 outlines the significant assumptions made in performing impairment testing of non-current assets. Changes in these assumptions may alter the results of impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

Defined benefit pension plans and post-retirement medical plans
Note 35 outlines the significant assumptions made when accounting for defined benefit pension plans and post-retirement medical plans. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to the income statement.

5. Changes in Accounting Policies, New Standards and Interpretations Not Applied

Changes in accounting policies
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of the following new standards and interpretations:

> IFRIC 11 'Group and Treasury Share Transactions'
The Group adopted IFRIC 11 which details the requirements of accounting for share-based payment arrangements that involve numerous entities within the same Group. The adoption of this interpretation had no impact on Group earnings or equity in the current or prior years.

> IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction'
The Group adopted IFRIC 14 which details the requirements of accounting for post-employment and other long-term defined benefit plans when minimum funding requirements exist and when an entity may regard refunds or reductions in future contributions as available. The adoption of this interpretation had no impact on Group earnings or equity in the current or prior years.

> IAS 23 (Revised) 'Borrowing Costs'
The Group early adopted IAS 23 (Revised) 'Borrowing Costs' which requires that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset be capitalised as a cost of that asset. The adoption of this standard had no impact on Group earnings or equity in the current or prior years.

New standards and interpretations not applied
The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements, consequently, these pronouncements will impact the Group's financial statements in future periods.

		Effective date
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	1 October 2008
IFRS 2	(Revised) 'Share-Based Payments'	1 January 2009
IAS 1	(Revised) 'Presentation of Financial Statements'	1 January 2009
IFRS 8	'Operating Segments'	1 January 2009
IAS 27	(Amended) 'Consolidated and Separate Financial Statements'	1 July 2009
IFRS 3	(Revised) 'Business Combinations'	1 July 2009

The directors do not anticipate that the adoption of these standards and interpretations on their effective dates will have a material impact on the Group's financial statements in the period of initial application, notwithstanding IFRS 3 (Revised) 'Business Combinations' may impact the financial statements should there be an acquisition in the period.

Upon adoption of IFRS 8, the Group will be required to disclose segment information based on the information management uses for internally evaluating the performance of operating segments and allocating resources to those segments. This information may be

5. Changes in Accounting Policies, New Standards and Interpretations Not Applied *continued*

different from that reported in the balance sheet and income statement but the Group will provide an explanation for such differences. There will be no impact on the income, net assets or equity of the Group.

6. Principal Accounting Policies

Basis of consolidation
The financial statements consolidate the financial statements of Xstrata plc (the Company) and its subsidiaries (the Group). All inter-entity balances and transactions, including unrealised profits and losses arising from intra-Group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Group has the power to govern the financial and operating policy of an entity so as to obtain benefits from its activities. This occurs when the Group has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Group from exercising control. In addition, control may exist without having more than 50% voting power through ownership or agreements, or in the circumstances of enhanced minority rights, as a consequence of *de facto* control. *De facto* control is control without the legal right to exercise unilateral control, and involves decision-making ability that is not shared with others and the ability to give directions with respect to the operating and financial policies of the entity concerned. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata plc has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata plc.

Interests in joint ventures
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The financial statements of the joint ventures are generally prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the joint venture.

Jointly controlled operations
A jointly controlled operation involves the use of assets and other resources of the Group and other venturers rather than the establishment of a corporation, partnership or other entity.

The Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

Jointly controlled assets
A jointly controlled asset involves joint control and ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly controlled entities
A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which the Group has an interest along with other venturers.

The Group recognises its interest in jointly controlled entities using the proportionate method of consolidation, whereby the Group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with the similar items, line by line, in its consolidated financial statements.

When the Group contributes or sells assets to a joint venture, any gain or loss from the transaction is recognised based on the substance of the transaction. When the Group has transferred the risk and rewards of ownership to the joint venture, the Group only recognises the portion of the gain or loss attributable to the other venturers, unless the loss is reflective of an impairment, in which case the loss is recognised in full. When the Group purchases assets from the joint venture, it does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party. Losses are accounted for in a similar manner unless they represent an impairment loss, in which case they are recognised immediately.

Joint ventures are accounted for in the manner outlined above, until the date on which the Group ceases to have joint control over the joint venture.

Investments in associates
Entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for using the equity method of accounting.

Under the equity method of accounting, the investment in the associate is recognised on the balance sheet on the date of acquisition at the fair value of the purchase consideration where this is higher than the fair value of the identifiable net assets acquired, or, if the purchase consideration is less than the fair value of the identifiable net assets acquired, at the fair value of the identifiable net assets acquired. In this way goodwill is included within the associate balance when the fair value of the investment is less than the consideration paid. The carrying amount is adjusted by the Group's share of the post-acquisition profit or loss, depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of such changes in equity.

The financial statements of the associates are generally prepared for the same reporting period as the Group, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the associate. Where an associate prepares its financial statements using a different reporting period, an estimate of the Group's share of the associate's profit or loss is made based on the most reliable information available. Adjustments are made in the consolidated financial statements to eliminate the Group's share of unrealised gains and losses on transactions between the Group and its associates.

The Group discontinues its use of the equity method from the date on which it ceases to have significant influence, and from that date, accounts for the investment in accordance with IAS 39 (with its initial cost being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture.

The Group's income statement reflects the share of associates' results after tax and the Group's statement of recognised income and expense includes any amounts recognised by associates outside of the income statement.

Business combinations
On the acquisition of a subsidiary, the purchase method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the directors' opinion, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the Consolidated Balance Sheet, separately from the parent's shareholders' equity.

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, or any discount is immediately recognised in the income statement. On the date control is obtained, the identifiable net assets are recognised in the Group balance sheet at fair value and the difference between the fair value recognised and the value on the date of the purchase is recognised in the asset revaluation reserve.

Similar procedures are applied in accounting for the purchases of interests in associates. Any goodwill arising on such purchases is included within the carrying amount of the investment in the associates, but not thereafter amortised. Any excess of the Group's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

Foreign currencies
Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at year-end exchange rates. All differences that arise are recorded in the income statement except for differences arising on rehabilitation provisions which are capitalised for operating mines. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. Where the exchange difference relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation of the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in foreign subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to quasi equity inter-company loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity or on repayment of loans forming part of the net investment in the foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or the loan repayment is recognised.

The following exchange rates to the US dollar (US$) have been applied:

	31 December 2008	**Average 12 months 2008**	31 December 2007	Average 12 months 2007
Argentine pesos (US$:ARS)	**3.4538**	**3.1631**	3.1500	3.1155
Australian dollars (AUD:US$)	**0.7048**	**0.8522**	0.8751	0.8389
Canadian dollars (US$:CAD)	**1.2205**	**1.0670**	0.9984	1.0740
Chilean pesos (US$:CLP)	**637.25**	**523.87**	497.95	522.21
Colombian pesos (US$:COP)	**2,248.70**	**1,967.83**	2,018.00	2,075.16
Euros (EUR:US$)	**1.3974**	**1.4712**	1.4590	1.3708
Great Britain pounds (GBP:US$)	**1.4628**	**1.8525**	1.9849	2.0020
Peruvian nuevo sol (US$:PEN)	**3.1345**	**2.9237**	2.9980	3.1285
South African rand (US$:ZAR)	**9.3212**	**8.2695**	6.8626	7.0506
Swiss francs (US$:CHF)	**1.0695**	**1.0824**	1.1335	1.2000

Revenue
Revenue associated with the sale of commodities is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale can be reliably measured. Revenue is recognised, at fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Sales revenue is recognised at the fair value of consideration received, which in most cases is invoiced amounts, with most sales being priced free on board (FOB), free on rail (FOR) or cost, insurance and freight (CIF). Revenues from the sale of by-products are also included in sales revenue. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by the Group at the time of the sale.

6. Principal Accounting Policies *continued*

For some commodities the sales price is determined provisionally at the date of sale, with the final price determined at a mutually agreed date, generally at a quoted market price at that time. This contractual feature has the character of a commodity derivative. As a result, the invoice price on these sales are marked-to-market at balance sheet date based on the forward metal prices for the relevant quotational period. This ensures that revenue is recorded at the fair value of consideration to be received. All mark-to-market adjustments are recorded in sales revenue.

Interest income
Interest income is recognised as earned on an accruals basis using the effective interest method in the income statement.

Exceptional items
Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairments, acquisition and integration costs which have not been capitalised, profits and losses on the sale of investments, profits and losses from the sale of operations, recycled gains and losses from the foreign currency translation reserve, foreign currency gains and losses on borrowings, restructuring and closure costs, loan issue costs written off on facility refinancing and the related tax impacts of these items.

Property, plant and equipment
Land and Buildings, Plant and Equipment
On initial acquisition, land and buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the balance sheet date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and equipment	4 – 30 years

The net carrying amounts of land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalised and the carrying amount of the item replaced derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any items of property, plant or equipment that cease to have future economic benefits are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

Exploration and Evaluation Expenditure
Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

> such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or

> exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Expenditure is transferred to mine development assets or capital work in progress once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Mineral properties and mine development expenditure
The cost of acquiring mineral reserves and mineral resources is capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include costs associated with a start-up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, depreciated using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Capital work in progress
Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated
The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Leasing and hire purchase commitments
The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property and depreciated based on the mine's strip ratio (refer below).

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio.

The mine's strip ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. These costs are deferred where the actual stripping ratios are higher than the average life of mine strip ratio. The costs charged to the income statement are based on application of the mine's strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

Biological assets
Biological assets, being cattle, are carried at their fair value less estimated selling costs. Any changes in fair value less estimated selling costs are included in the income statement in the period in which they arise.

Intangible assets
Purchased intangible assets are recorded at the cost of acquisition including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

Internally Generated Goodwill is not Recognised.
Intangible assets are amortised over their estimated useful lives, except goodwill and those intangible assets which the directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Group and for which the Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable.

Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement in the financial year the disposal occurs.

Coal export rights
Coal export rights are carried at cost and amortised using a units-of-production method based on the reserves that exist in the location that has access to such rights.

Software and technology patents
Software and technology patents are carried at cost and amortised over a period of three years and 20 years respectively.

6. Principal Accounting Policies *continued*

Hydroelectricity rights
Hydroelectricity rights acquired will be amortised over the expected life of the operation following the completion of construction.

Long-term feed contract
A long-term feed contract is being amortised over the remaining contract term.

Impairment of assets
The carrying amounts of non-current assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset's recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it (excluding goodwill recognised as a result of the requirement to recognise deferred tax liabilities on acquisitions), or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the income statement to reflect the asset at the lower amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the income statement if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Goodwill impairments are not reversed.

Non-current assets held for sale and discontinued operations
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets or disposal groups are available for immediate sale in their present condition. The Group must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year of the date of classification.

Non-current assets (or disposal groups) held for sale are carried at the lower of the carrying amount prior to being classified as held for sale, and the fair value less costs to sell. A non-current asset is not depreciated while classified as held for sale.

A non-current asset held for sale is presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in the assets and liabilities sections on the face of the balance sheet.

Discontinued operations
A discontinued operation is a component of an entity, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity, that has been disposed of or classified as held for sale. To be classified as a discontinued operation, one of the following criteria must be met:

- the operation must represent a separate major line of business or geographical area of operations; or
- the operation must be part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- the operation must be a subsidiary acquired exclusively with a view for resale.

Where the operation is discontinued at the balance sheet date, the results are presented in one line on the face of the income statement, and prior period results are represented as discontinued.

Financial instruments
Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. Where as a result of a change in intention or ability, it is no longer appropriate to classify an investment as held to maturity, the investment is reclassified into the available-for-sale category. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. All financial liabilities are initially recognised at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortised cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Financial Assets at Fair Value Through Profit or Loss
Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as and are effective hedging instruments. Gains or losses on these items are recognised in income.

Held-to-maturity Investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortised cost.

This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Trade and other receivables are recognised and carried at their original invoiced value, adjusted for, where appropriate, provisional pricing or their recoverable amount if this differs from the invoiced amount. Where the time value of money is material, receivables are discounted and are carried at their present value. A provision is made where the estimated recoverable amount is lower than the carrying amount.

Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three stated categories. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Listed share investments are carried at fair value based on stock exchange quoted prices at the balance sheet date. Unlisted shares are carried at fair value where it can be reliably obtained, otherwise they are stated at cost less any impairment.

Fair Values
The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's-length market transactions; reference to current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

Derecognition of financial assets and liabilities
Financial assets
A financial asset is derecognised when:

> the rights to receive cash flows from the asset have expired;

> the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

> the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on derecognition are recognised within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Impairment of financial assets
The Group assesses at each balance sheet date whether a financial asset is impaired.

Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted or it is probable that the counterparty will enter into bankruptcy or a financial reorganisation.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

6. Principal Accounting Policies *continued*

Rehabilitation trust fund
Investments in the rehabilitation trust funds are measured at fair value based on the market price of investments held by the trust. In accordance with IFRIC 5, movements in the fair value are recognised in the income statement. Such amounts relate to trusts in South Africa which receive cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations.

Derivative financial instruments and hedging
The Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and commodity price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

> fair value hedges;

> cash flow hedges; or

> hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges
Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges
Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a Net Investment
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Own shares
The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are recognised in equity.

Own shares purchased under the Equity Capital Management Program (ECMP) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

Interest-bearing loans and borrowings
Loans are recognised at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently, they are measured at amortised cost using the effective interest method. Finance costs are recognised in the income statement using the effective interest method.

Convertible borrowings
On issue of a convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating to the liability element in profit or loss.

The finance costs recognised in respect of the convertible borrowings includes the accretion of the liability component to the amount that will be payable on redemption.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortisation and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Cost of inventories includes the transfers from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of materials. Inventories are categorised as follows:

> Raw materials and consumables: materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process;

> Work in progress: items stored in an intermediate state that have not yet passed through all the stages of production; and

> Finished goods: products and materials that have passed all stages of the production process.

Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less. For the cash flow statement, cash and cash equivalents include certain bank overdrafts where the facility forms part of the working capital cash management activities.

Government grants
Government grants are recognised where there is reasonable assurance that the grant will be received and all the attaching conditions will be complied with. Government grants in respect of capital expenditure are credited to the carrying amount of the related asset and are released to the income statement over the expected useful lives of the relevant assets. Grants which are not associated with an asset are credited to income so as to match them with the expense to which they relate.

Environmental protection, rehabilitation and closure costs
Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for

6. Principal Accounting Policies *continued*

changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

Employee entitlements
Provisions are recognised for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the balance sheet date.

Provisions for long-term employee entitlements are measured using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the liabilities.

In some of the Group's Australian operations, long service leave (an employee entitlement for which a provision is recorded) is administered by an independent fund. The fund collects levies from employers throughout the industry based on the expected cost of future liabilities. When the Group makes long service leave payments to employees covered by the fund, it is reimbursed for the majority of the payment. To reflect the expected reimbursement for future long service leave payments from the fund, a receivable is recorded based on the present value of the future amounts expected to be reimbursed.

Other provisions
Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs.

Taxation
Current Tax
Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred Tax
Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

> where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

> in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

> where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

> in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Pensions and other post-retirement obligations
The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

The Group contributes to separately administered defined benefit pension plans.

For defined benefit funds, plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. In measuring its defined benefit liability past service costs are recognised as an expense on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately. When a settlement (eliminating all obligations for part or all of the benefits that have already accrued) or a curtailment (reducing future obligations as a result of material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are remeasured using current actuarial assumptions and the resultant gain or loss is recognised in the income statement during the period in which the settlement or curtailment occurs.

The service cost of providing pension benefits to employees for the year is determined using the projected unit method and is recognised in the income statement. The difference between the expected return on plan assets and the unwinding of the discount on plan liabilities is recognised in the income statement.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs. Surpluses recorded are restricted to the sum of any unrecognised past service costs and present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.

The Group also provides post-retirement healthcare benefits to certain employees in Canada, the Dominican Republic, South Africa and the United States. These are accounted for in a similar manner to the defined benefit pension plans. These benefits are unfunded.

Ordinary share capital
Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue. The nominal par value of the shares issued is taken to the share capital account and any excess is recorded in the share premium account, including the costs that were incurred with the share issue.

Share-based compensation plans
The Group makes share-based awards, including free shares and options, to certain employees.

Equity-settled awards
For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by external experts using option pricing models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Cash-settled awards
For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market-based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the income statement. The fair value is recalculated using an option pricing model (refer to note 35).

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised and amortised over the useful life of the asset. Borrowing costs related to the establishment of a loan facility are capitalised and amortised over the life of the facility. Other borrowing costs are recognised as an expense in the financial period incurred.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

7. Acquisitions

Business combinations
Current Year Business Combinations
Jubilee Mines NL
On 29 October 2007, the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008, the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3, the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

The fair values of the identifiable assets and liabilities of Jubilee acquired were:

US$m	IFRS carrying value	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	218	2,560	2,778
Available-for-sale financial assets	8	–	8
Prepayments	1	–	1
Inventories	8	–	8
Income taxes receivable	2	(2)	–
Trade and other receivables	15	–	15
	252	2,558	2,810
Trade and other payables	(44)	–	(44)
Provisions	(11)	–	(11)
Deferred tax liabilities	(39)	(12)	(51)
Income tax payable	–	(7)	(7)
Net assets	158	2,539	2,697
Goodwill arising on acquisition	–	54	54
	158	2,593	2,751

Consideration:	
Net cash acquired with the subsidiary	(124)
Cash paid	2,721
Acquisition costs	154
	2,751

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

The Group's share of Jubilee's profit from the date of acquisition to 31 December 2008 amounted to US$16 million.

7. Acquisitions *continued*

Resource Pacific Holdings Limited
On 5 December 2007, the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3, the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

The fair values of the identifiable assets and liabilities of Resource Pacific acquired were:

US$m	IFRS carrying value	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	243	979	1,222
Deferred tax assets	111	(111)	–
Other financial assets	–	11	11
Prepayments	1	–	1
Inventories	4	–	4
Trade and other receivables	12	–	12
	371	879	1,250
Trade and other payables	(75)	–	(75)
Interest-bearing loans and borrowings	(14)	–	(14)
Provisions	(7)	(196)	(203)
Deferred tax liabilities	–	(153)	(153)
Net assets	275	530	805
Minority interests	(29)	(51)	(80)
Net attributable assets	246	479	725
Goodwill arising on acquisition	–	178	178
	246	657	903

Consideration:	
Net cash acquired with the subsidiary	(7)
Cash paid	903
Acquisition costs	7
	903

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

The Group's share of Resource Pacific profit from the date of acquisition amounted to US$41 million.

Douglas Tavistock Joint Venture
In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA). Under the terms of the restructuring, the Group acquired and manages the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100%-owned Arthur Taylor Colliery Open-cast Mine (ATCOM) operations. The Group acquired approximately 16% of the major mobile equipment and will commence separate mining operations from 1 July 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long-term supply arrangement for its share of the former DTJV's Duhva LT Eskom Coal Supply Agreement. The Group will receive a final consideration payment of US$43 million on 1 July 2009.

Under IFRS this restructure has been accounted for in the period by recognising the net assets obtained at fair value and derecognising the Group's interest in the DTJV. This has resulted in a gain of US$213 million, calculated as follows:

US$m	Fair value at acquisition
Fair value of net assets obtained	
Intangible assets	62
Property, plant and equipment	260
Trade and other receivables	78
	400
Other financial liabilities	(42)
Deferred tax liabilities	(72)
Net assets obtained	286
Book value of net assets derecognised	
Property, plant and equipment	92
Inventories	2
Trade and other receivables	4
Trade and other payables	(17)
Provisions	(8)
Net assets derecognised	73
Gain on transaction	213

If the above combinations had taken place at the beginning of 2008, the Group's results would have been:

US$m	2008
Revenue	27,977
Profit before interest, taxation, depreciation and amortisation	9,412
Profit before interest and taxation	6,035
Profit for the year	3,852

Prior year business combinations

Frieda River

In January 2007, the Group exercised an option to obtain a 73.7% interest in the Frieda River copper-gold porphyry in Papua New Guinea for US$14 million.

Tampakan

Following an announcement in late 2006, in March 2007 the Group completed the exercise of its option to acquire a 62.5% interest in Sagittarius Mines Inc (SMI) for US$47 million. SMI is the holder of Tampakan copper-gold project. The Group now has management control of the Tampakan project.

Narama

In August 2007, the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited (Iluka) for US$58 million.

Cumnock Coal Limited

In September 2007, the Group acquired the 16% of Cumnock Coal Limited which it previously did not own for US$22 million. Cumnock Coal Limited is a coal mining company, which was listed on the Australian Stock Exchange.

Austral Coal Limited

In October 2007, the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the company. By 21 December 2007, the Group had acquired the remaining 14.15% of the company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia.

7. Acquisitions *continued*

The acquisition accounting was provisional at 31 December 2007 due to the timing and complexity of the acquisition. In 2008, the acquisition accounting was finalised as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Property, plant and equipment	729	(49)	680
Prepayments	6	–	6
Inventories	14	–	14
Trade and other receivables	18	–	18
	767	(49)	718
Trade and other payables	(24)	–	(24)
Interest-bearing loans and borrowings	(167)	–	(167)
Provisions	(39)	(4)	(43)
Deferred tax liabilities	(165)	91	(74)
Net assets	372	38	410
Goodwill arising on acquisition[b]	169	(38)	131
	541	–	541
Consideration:			
Net cash acquired with the subsidiary	(1)	–	(1)
Cash paid	512	–	512
Contingent consideration	30	–	30
	541	–	541

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment, the recognition of tax losses and the resulting impact on minority interests.
(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

The Group's share of Austral's loss from the date of acquisition to 31 December 2007 amounted to US$4 million.

Mangoola
In October 2007, the Group acquired the Mangoola (formerly Anvil Hill) coal project from Centennial Coal Company Limited for US$468 million. The Mangoola coal project is located in the Upper Hunter Valley, Australia.

The acquisition accounting was provisional at 31 December 2007 due to the timing of the acquisition. In 2008, the acquisition accounting was finalised as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Property, plant and equipment	502	15	517
Deferred tax assets	14	6	20
	516	21	537
Provisions	(48)	(21)	(69)
Net assets	468	–	468
Consideration:			
Cash paid	445	–	445
Contingent consideration	23	–	23
	468	–	468

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment and provisions.

The Group's share of Mangoola's profit from the date of acquisition to 31 December 2007 amounted to US$nil.

Eland Platinum Holdings Limited
In November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg Stock Exchange and holds an indirect 65% interest in the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. In addition to the Elandsfontein platinum project, Eland has controlling interests in Madibeng Platinum (Pty) Ltd and Beestkraal Platinum Mines (Pty) Ltd. These companies own the rights to other platinum resources in South Africa. The total cost of the acquisition was US$1,113 million.

The acquisition accounting was provisional at 31 December 2007 due to the complexity and timing of the acquisition. In 2008, the acquisition accounting was finalised as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Property, plant and equipment	1,556	(41)	1,515
Inventories	16	–	16
Trade and other receivables	4	–	4
	1,576	(41)	1,535
Trade and other payables	(13)	–	(13)
Interest-bearing loans and borrowings	(86)	–	(86)
Provisions	(5)	–	(5)
Deferred tax liabilities	(400)	12	(388)
Income taxes payable	(1)	–	(1)
Net assets	1,071	(29)	1,042
Minority interests	(406)	44	(362)
Net attributable assets	665	15	680
Goodwill arising on acquisition[b]	398	(15)	383
	1,063	–	1,063
Consideration:			
Net cash acquired with the subsidiary	(50)	–	(50)
Cash paid	1,113	–	1,113
	1,063	–	1,063

(a) These adjustments arose due to the revisions to the valuations of property, plant and equipment.
(b) The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

The Group's share of Eland's loss from the date of acquisition to 31 December 2007 amounted to US$4 million.

If the above combinations had taken place at the beginning of 2007, the Group's results would have been:

US$m	2007
Revenue	29,256
Profit before interest, taxation, depreciation and amortisation	11,314
Profit before interest and taxation	9,141
Profit for the year	5,866

Investment in associates
Current year investment in associates
Lonmin plc
In August 2008, the Group acquired 16,706,481 common shares of Lonmin plc (Lonmin) representing 10.7% of the common shares for consideration of US$1,084 million or GBP33 per share. In October 2008, the Group acquired a further 22,232,940 common shares representing 14.2% of the common shares of Lonmin for a consideration of US$794 million or GBP20 per share, increasing the Group's holding to 24.9% at a cost of US$1,878 million. This investment has been treated as an associate following the increase of the Group's holding in Lonmin to 24.9% (refer to note 20).

7. Acquisitions *continued*

Consolidated information

The below information provides aggregate amounts of acquired assets and liabilities for all business combinations in 2008 and 2007:

US$m	2008	2007
Intangible assets	**62**	–
Property, plant and equipment	**4,260**	2,922
Inventories	**12**	30
Trade and other receivables	**105**	38
Investments in associates	**–**	–
Available-for-sale financial assets	**8**	–
Other financial assets	**11**	–
Deferred tax assets	**–**	6
Prepayments	**2**	6
	4,460	3,002
Trade and other payables	**(119)**	(46)
Interest-bearing loans and borrowings	**(14)**	(301)
Derivative financial liabilities	**(42)**	–
Provisions	**(214)**	(117)
Deferred tax liabilities	**(276)**	(469)
Income tax payable	**(7)**	(1)
Net assets	**3,788**	2,068
Minority interests	**(80)**	(385)
Net attributable assets	**3,708**	1,683
Goodwill	**232**	536
Net attributable assets including goodwill	**3,940**	2,219
Consideration:		
Net cash acquired with the subsidiary	**(131)**	(52)
Acquisition costs	**161**	3
Cash paid	**3,624**	2,179
Gain on restructure of DTJV	**213**	–
Net assets derecognised	**73**	–
Contingent consideration	**–**	89
	3,940	2,219

8. Discontinued Operations and Disposals

Current year disposals
Resource Pacific Holdings Limited
Following the acquisition of 89.8% of Resource Pacific in February 2008, 12% of the shares were sold in October 2008 at cost for US$122 million (refer to note 7).

Douglas Tavistock Joint Venture
In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA) resulting in the disposal of the Group's interest in the joint venture (refer to note 7).

Prior year disposals
Aluminium
The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, resulting in the Group realising a gain of US$1 million after tax of US$12 million.

The results of the Aluminium business for the periods ended are presented below:

US$m	2007
Revenue	542
Cost of sales (before depreciation and amortisation)	(406)
Distribution costs	(9)
Administrative expenses	(7)
Profit before interest, taxation, depreciation and amortisation	120
Depreciation and amortisation – cost of sales	(31)
Profit before interest and taxation	89
Finance income	2
Finance costs	(2)
Profit before taxation	89
Income tax expense	(37)
Profit for the period from discontinued operation	52
Gain on disposal of the discontinued operation	1
Profit after tax for the period from discontinued operations	53

The carrying value of the major classes of assets and liabilities at the date of the sale were:

US$m	at 18.05.07
Intangible assets	139
Property, plant and equipment	1,011
Inventories	215
Trade and other receivables	176
Other financial assets	31
Trade and other payables	(92)
Interest-bearing loans and borrowings	(1)
Provisions	(37)
Pension deficit	(19)
Deferred tax liabilities	(298)
Income tax payable	(6)
Net assets	1,119
Cash inflow on disposal:	
Cash disposed of with the subsidiary	(6)
Cash received	1,150
Disposal costs	(24)
Net cash inflow	1,120
Gain on disposal of the discontinued operation	1

Earnings per share from discontinued operations:

US$	2007
Basic earnings per share	0.06
Diluted earnings per share	0.05

The cash flows arising from the Aluminium business unit up to the date of sale were operational in nature and were materially the same as its profits.

8. Discontinued Operations and Disposals *continued*

Cumnock Coal Limited
Following the acquisition of 100% of the assets of Cumnock Coal in September 2007 (refer above), in December 2007, 10% of the assets were sold for US$7 million.

Consolidated information
The below information is provided in aggregate for the 2008 and 2007 disposals:

US$m	**2008**	2007
Intangible assets	**–**	139
Property, plant and equipment	**92**	1,018
Inventories	**2**	216
Trade and other receivables	**4**	176
Financial assets	**–**	31
	98	1,580
Trade and other payables	**(17)**	(93)
Interest-bearing loans and borrowings	**–**	(1)
Provisions	**(8)**	(37)
Pension deficit	**–**	(19)
Deferred tax liabilities	**34**	(298)
Income tax payable	**–**	(6)
Net assets	**107**	1,126
Minority interests	**94**	–
Net attributable assets	**201**	1,126
Consideration:		
Net cash disposed of with the subsidiary	**–**	(6)
Cash received	**128**	1,150
Disposal costs	**–**	(24)
Net assets obtained	**286**	–
Contingent consideration	**–**	7
Total consideration	**414**	1,127
Gain on disposal of discontinued operations and restructure of DTJV	**213**	1

9. Segmental Analysis

The Group's primary reporting format is business segments and its secondary format is geographical segments. The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. Transfer prices between business segments are set on an arm's-length basis in a manner similar to transactions with third parties. The Group's geographical segments are determined by the location of the Group's assets and operations.

Business segments
The following tables present revenue and profit information and certain asset and liability information regarding the Group's business segments for the years ended 31 December 2008 and 2007.

For the year ended 31 December

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Revenue						
External parties:						
Coal – Thermal	**6,347**	**–**	**6,347**	3,614	–	3,614
Coal – Coking	**1,597**	**–**	**1,597**	587	–	587
Coal	**7,944**	**–**	**7,944**	4,201	–	4,201
Ferroalloys	**1,733**	**–**	**1,733**	1,223	–	1,223
Platinum	**269**	**–**	**269**	129	–	129
Copper	**11,464**	**–**	**11,464**	12,794	–	12,794
Nickel	**3,105**	**–**	**3,105**	5,252	–	5,252
Zinc Lead	**3,202**	**–**	**3,202**	4,726	–	4,726
Technology	**235**	**–**	**235**	217	–	217
Revenue (continuing operations)	**27,952**	**–**	**27,952**	28,542	–	28,542
Inter-segmental:						
Coal	**9**	**–**	**9**	3	–	3
Copper	**76**	**–**	**76**	65	–	65
Nickel	**152**	**–**	**152**	131	–	131
Zinc Lead	**254**	**–**	**254**	214	–	214
Technology	**15**	**–**	**15**	–	–	–
Eliminations	**(506)**	**–**	**(506)**	(413)	–	(413)
Group revenues	**27,952**	**–**	**27,952**	28,542	–	28,542
Discontinued operations:						
Aluminium	**–**	**–**	**–**	542	–	542
Total	**27,952**	**–**	**27,952**	29,084	–	29,084

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Profit before interest, taxation, depreciation and amortisation (EBITDA)						
Coal – Thermal	**3,148**	**11**	**3,159**	977	–	977
Coal – Coking	**1,022**	**–**	**1,022**	214	–	214
Coal	**4,170**	**11**	**4,181**	1,191	–	1,191
Ferroalloys	**959**	**–**	**959**	382	–	382
Platinum	**135**	**8**	**143**	66	(25)	41
Copper	**3,160**	**–**	**3,160**	4,987	–	4,987
Nickel	**816**	**(165)**	**651**	2,577	275	2,852
Zinc Lead	**435**	**(53)**	**382**	1,810	–	1,810
Technology	**38**	**–**	**38**	47	–	47
Segment EBITDA (continuing operations)	**9,713**	**(199)**	**9,514**	11,060	250	11,310
Share of results from associates (net of tax, continuing operations):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**–**	**(34)**	**(34)**	–	–	–
Zinc Lead	**9**	**–**	**9**	12	–	12
EBITDA (continuing operations)	**9,725**	**(233)**	**9,492**	11,075	250	11,325
Unallocated	**(68)**	**–**	**(68)**	(187)	–	(187)
	9,657	**(233)**	**9,424**	10,888	250	11,138
EBITDA (discontinuing operations):						
Aluminium	**–**	**–**	**–**	120	13	133
Total	**9,657**	**(233)**	**9,424**	11,008	263	11,271

9. Segmental Analysis *continued*

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Depreciation and amortisation						
Depreciation:						
Coal	**624**	**–**	**624**	504	–	504
Ferroalloys	**52**	**–**	**52**	52	–	52
Platinum	**35**	**–**	**35**	7	–	7
Copper	**863**	**–**	**863**	824	–	824
Nickel	**475**	**–**	**475**	405	–	405
Zinc Lead	**331**	**–**	**331**	293	–	293
Technology	**6**	**–**	**6**	4	–	4
Depreciation and amortisation (continuing operations)	**2,386**	**–**	**2,386**	2,089	–	2,089
Unallocated	**10**	**–**	**10**	7	–	7
	2,396	**–**	**2,396**	2,096	–	2,096
Discontinued operations:						
Aluminium	**–**	**–**	**–**	31	–	31
Total	**2,396**	**–**	**2,396**	2,127	–	2,127

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Impairment of assets						
Ferroalloys	**–**	**18**	**18**	–	–	–
Copper	**–**	**463**	**463**	–	–	–
Nickel	**–**	**475**	**475**	–	–	–
Zinc Lead	**–**	**18**	**18**	–	–	–
Total impairment of assets (continuing operations)	**–**	**974**	**974**	–	–	–

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Profit before interest and taxation (EBIT)						
Segment result:						
Coal – Thermal	**2,616**	**11**	**2,627**	544	–	544
Coal – Coking	**930**	**–**	**930**	143	–	143
Coal	**3,546**	**11**	**3,557**	687	–	687
Ferroalloys	**907**	**(18)**	**889**	330	–	330
Platinum	**100**	**8**	**108**	59	(25)	34
Copper	**2,297**	**(463)**	**1,834**	4,163	–	4,163
Nickel	**341**	**(640)**	**(299)**	2,172	275	2,447
Zinc Lead	**104**	**(71)**	**33**	1,517	–	1,517
Technology	**32**	**–**	**32**	43	–	43
Segment EBIT (continuing operations)	**7,327**	**(1,173)**	**6,154**	8,971	250	9,221
Share of results from associates (net of tax, continuing operations):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**–**	**(34)**	**(34)**	–	–	–
Zinc Lead	**9**	**–**	**9**	12	–	12
EBIT (continuing operations)	**7,339**	**(1,207)**	**6,132**	8,986	250	9,236
Unallocated	**(78)**	**–**	**(78)**	(194)	–	(194)
	7,261	**(1,207)**	**6,054**	8,792	250	9,042
Finance income	**192**	**69**	**261**	142	74	216
Finance expense	**(852)**	**(295)**	**(1,147)**	(935)	(196)	(1,131)
Profit before taxation	**6,601**	**(1,433)**	**5,168**	7,999	128	8,127
Income tax expense	**(1,634)**	**330**	**(1,304)**	(2,301)	(10)	(2,311)
Profit from continuing operations	**4,967**	**(1,103)**	**3,864**	5,698	118	5,816
Profit after tax from discontinued operations:						
Aluminium	**–**	**–**	**–**	52	1	53
Total	**4,967**	**(1,103)**	**3,864**	5,750	119	5,869

US$m	At 31.12.08	At 31.12.07
Total assets		
Before deferred tax assets and investments in associates:		
Coal	**11,950**	11,293
Ferroalloys	**1,420**	1,449
Platinum	**1,642**	2,138
Copper	**18,050**	19,825
Nickel	**12,422**	9,402
Zinc Lead	**6,532**	7,015
Technology	**124**	140
Total segmental assets (continuing operations)	**52,140**	51,262
Unallocated*	**1,208**	666
Total	**53,348**	51,928
Deferred tax assets:		
Coal	**2**	2
Ferroalloys	**1**	2
Zinc Lead	**–**	3
Total deferred tax assets (continuing operations)	**3**	7
Investment in associates:		
Coal	**46**	54
Platinum	**1,788**	–
Zinc Lead	**129**	132
Total investment in associates (continuing operations)	**1,963**	186
Total assets		
Coal	**11,998**	11,349
Ferroalloys	**1,421**	1,451
Platinum	**3,430**	2,138
Copper	**18,050**	19,825
Nickel	**12,422**	9,402
Zinc Lead	**6,661**	7,150
Technology	**124**	140
Total assets (from continuing operations)	**54,106**	51,455
Unallocated*	**1,208**	666
Total assets	**55,314**	52,121

* Includes corporate assets not directly attributable to business segments.

9. Segmental Analysis *continued*

US$m	**At 31.12.08**	At 31.12.07
Total liabilities		
Before tax liabilities, interest-bearing loans and borrowings:		
Coal	**1,807**	1,329
Ferroalloys	**211**	183
Platinum	**39**	20
Copper	**1,989**	2,438
Nickel	**1,753**	1,354
Zinc Lead	**1,106**	1,362
Technology	**65**	108
Total segmental liabilities (continuing operations)	**6,970**	6,794
Unallocated	**1,246**	589
Total	**8,216**	7,383
Tax liabilities, interest-bearing loans and borrowings*:		
Coal	**1,943**	1,775
Ferroalloys	**248**	188
Platinum	**274**	435
Copper	**1,779**	3,059
Nickel	**1,212**	1,476
Zinc Lead	**325**	710
Technology	**–**	10
Total tax liabilities, interest-bearing loans and borrowings (continuing operations)	**5,781**	7,653
Unallocated	**16,918**	11,871
Total	**22,699**	19,524
Total liabilities		
Coal	**3,750**	3,104
Ferroalloys	**459**	371
Platinum	**313**	455
Copper	**3,768**	5,497
Nickel	**2,965**	2,830
Zinc Lead	**1,431**	2,072
Technology	**65**	118
Total liabilities (from continuing operations)	**12,751**	14,447
Unallocated	**18,164**	12,460
Total	**30,915**	26,907

* These liabilities are included in interest-bearing loans and borrowings, convertible borrowings, deferred tax liabilities and income taxes payable line items in the balance sheet.

US$m	At 31.12.08	At 31.12.07
Net assets		
Before deferred tax assets and liabilities, investment in associates, interest-bearing loans and borrowings:		
Coal	**10,143**	9,964
Ferroalloys	**1,209**	1,266
Platinum	**1,603**	2,118
Copper	**16,061**	17,387
Nickel	**10,669**	8,048
Zinc Lead	**5,426**	5,653
Technology	**59**	32
Total segmental net assets (continuing operations)	**45,170**	44,468
Unallocated*	**(38)**	77
Total	**45,132**	44,545
Deferred tax assets, tax liabilities, interest-bearing loans and borrowings:		
Coal	**(1,941)**	(1,773)
Ferroalloys	**(247)**	(186)
Platinum	**(274)**	(435)
Copper	**(1,779)**	(3,059)
Nickel	**(1,212)**	(1,476)
Zinc Lead	**(325)**	(707)
Technology	**–**	(10)
Total (continuing operations)	**(5,778)**	(7,646)
Unallocated*	**(16,918)**	(11,871)
Total	**(22,696)**	(19,517)
Investment in associates:		
Coal	**46**	54
Platinum	**1,788**	–
Zinc Lead	**129**	132
Total (continuing operations)	**1,963**	186
Net assets		
Coal	**8,248**	8,245
Ferroalloys	**962**	1,080
Platinum	**3,117**	1,683
Copper	**14,282**	14,328
Nickel	**9,457**	6,572
Zinc Lead	**5,230**	5,078
Technology	**59**	22
Net assets (from continuing operations)	**41,355**	37,008
Unallocated*	**(16,956)**	(11,794)
Total	**24,399**	25,214

* Includes corporate assets and liabilities not directly attributable to business segments.

9. Segmental Analysis *continued*

US$m	2008	2007
Capital expenditure		
Sustaining:		
Coal	**459**	460
Ferroalloys	**95**	56
Platinum	**6**	–
Copper	**557**	425
Nickel	**267**	281
Zinc Lead	**278**	219
Technology	**3**	3
Total sustaining (continuing operations)	**1,665**	1,444
Unallocated	**9**	11
	1,674	1,455
Discontinued operations		
Aluminium	**–**	12
Total	**1,674**	1,467
Expansionary:		
Coal	**745**	347
Ferroalloys	**13**	47
Platinum	**108**	17
Copper	**558**	296
Nickel	**1,645**	424
Zinc Lead	**377**	285
Technology	**3**	1
Total expansionary (continuing operations)	**3,449**	1,417
Discontinued operations		
Aluminium	**–**	1
Total	**3,449**	1,418
Total capital expenditure:		
Coal	**1,204**	807
Ferroalloys	**108**	103
Platinum	**114**	17
Copper	**1,115**	721
Nickel	**1,912**	705
Zinc Lead	**655**	504
Technology	**6**	4
Total (from continuing operations)	**5,114**	2,861
Unallocated	**9**	11
	5,123	2,872
Discontinued operations		
Aluminium	**–**	13
Total	**5,123**	2,885

The average number of employees, which includes executive directors and excludes contractors, during the year was as follows:

	2008	2007
Coal	**9,622**	9,179
Ferroalloys	**8,374**	7,525
Platinum	**1,102**	974
Copper	**11,131**	10,368
Nickel	**4,520**	4,738
Zinc Lead	**5,029**	4,734
Technology	**162**	137
Total (continuing operations)	**39,940**	37,655
Unallocated	**109**	103
	40,049	37,758
Discontinued operations		
Aluminium	**–**	1,250
Total	**40,049**	39,008

The average number of contractors during the year was as follows:

	2008	2007
Coal	**8,680**	6,156
Ferroalloys	**4,869**	4,261
Platinum	**1,398**	398
Copper	**9,807**	8,425
Nickel	**2,148**	1,332
Zinc Lead	**1,316**	1,684
Technology	**69**	65
Total (continuing operations)	**28,287**	22,321
Unallocated	**4**	5
	28,291	22,326
Discontinued operations		
Aluminium	**–**	178
Total	**28,291**	22,504

9. Segmental Analysis *continued*

Geographical segments
The following tables present revenue and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2008 and 2007.

For the year ended 31 December

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
Revenue by origin						
External parties:						
Africa	**3,109**	**–**	**3,109**	2,272	–	2,272
Americas North	**7,394**	**–**	**7,394**	10,448	–	10,448
Americas South	**6,200**	**–**	**6,200**	7,673	–	7,673
Australasia	**8,512**	**–**	**8,512**	5,490	–	5,490
Europe	**2,737**	**–**	**2,737**	2,659	–	2,659
Revenue (continuing operations)	**27,952**	**–**	**27,952**	28,542	–	28,542
Discontinued operations:						
Americas North	**–**	**–**	**–**	542	–	542
Total	**27,952**	**–**	**27,952**	29,084	–	29,084
Revenue by destination						
External parties:						
Africa	**725**	**–**	**725**	449	–	449
Americas North	**6,516**	**–**	**6,516**	7,000	–	7,000
Americas South	**1,415**	**–**	**1,415**	1,582	–	1,582
Asia	**9,894**	**–**	**9,894**	8,594	–	8,594
Australasia	**1,083**	**–**	**1,083**	1,176	–	1,176
Europe	**8,216**	**–**	**8,216**	9,662	–	9,662
Middle East	**103**	**–**	**103**	79	–	79
Revenue (continuing operations)	**27,952**	**–**	**27,952**	28,542	–	28,542
Discontinued operations:						
Americas North	**–**	**–**	**–**	542	–	542
Total	**27,952**	**–**	**27,952**	29,084	–	29,084

US$m	**Before exceptional items**	**Exceptional items**	**2008**	Before exceptional items	Exceptional items	2007
EBITDA						
Africa	**1,636**	**19**	**1,655**	683	(25)	658
Americas North	**761**	**(165)**	**596**	2,799	275	3,074
Americas South	**2,719**	**–**	**2,719**	4,614	–	4,614
Australasia	**4,229**	**(53)**	**4,176**	2,475	–	2,475
Europe	**368**	**–**	**368**	489	–	489
Segment EBITDA (continuing operations)	**9,713**	**(199)**	**9,514**	11,060	250	11,310
Share of results from associates (net of tax, continuing operations):						
Americas North	**9**	**–**	**9**	12	–	12
Africa	**–**	**(34)**	**(34)**	–	–	–
Australasia	**3**	**–**	**3**	3	–	3
EBITDA (continuing operations)	**9,725**	**(233)**	**9,492**	11,075	250	11,325
Unallocated	**(68)**	**–**	**(68)**	(187)	–	(187)
	9,657	**(233)**	**9,424**	10,888	250	11,138
EBITDA (discontinued operations)						
Americas North	**–**	**–**	**–**	120	13	133
Total	**9,657**	**(233)**	**9,424**	11,008	263	11,271

US$m	Before exceptional items	Exceptional items	2008	Before exceptional items	Exceptional items	2007
Depreciation and amortisation						
Africa	**219**	**–**	**219**	185	–	185
Americas North	**508**	**–**	**508**	584	–	584
Americas South	**723**	**–**	**723**	751	–	751
Australasia	**789**	**–**	**789**	526	–	526
Europe	**147**	**–**	**147**	43	–	43
Depreciation and amortisation (from continuing operations)	**2,386**	**–**	**2,386**	2,089	–	2,089
Unallocated	**10**	**–**	**10**	7	–	7
	2,396	**–**	**2,396**	2,096	–	2,096
Discontinued operations:						
Americas North	**–**	**–**	**–**	31	–	31
Total	**2,396**	**–**	**2,396**	2,127	–	2,127
Impairment of assets						
Africa	**–**	**18**	**18**	–	–	–
Americas North	**–**	**247**	**247**	–	–	–
Americas South	**–**	**691**	**691**	–	–	–
Australasia	**–**	**18**	**18**	–	–	–
Total impairment of assets (continuing operations)	**–**	**974**	**974**	–	–	–

US$m	Before exceptional items	Exceptional items	2008	Before exceptional items	Exceptional items	2007
EBIT						
Segment result:						
Africa	**1,417**	**1**	**1,418**	498	(25)	473
Americas North	**253**	**(412)**	**(159)**	2,215	275	2,490
Americas South	**1,996**	**(691)**	**1,305**	3,863	–	3,863
Australasia	**3,440**	**(71)**	**3,369**	1,949	–	1,949
Europe	**221**	**–**	**221**	446	–	446
Segment EBIT (continuing operations)	**7,327**	**(1,173)**	**6,154**	8,971	250	9,221
Share of results from associates (net of tax, continuing operations):						
Americas North	**3**	**–**	**3**	12	–	12
Africa	**–**	**(34)**	**(34)**	–	–	–
Australasia	**9**	**–**	**9**	3	–	3
EBIT (continuing operations)	**7,339**	**(1,207)**	**6,132**	8,986	250	9,236
Unallocated	**(78)**	**–**	**(78)**	(194)	–	(194)
	7,261	**(1,207)**	**6,054**	8,792	250	9,042
Finance income	**192**	**69**	**261**	142	74	216
Finance expense	**(852)**	**(295)**	**(1,147)**	(935)	(196)	(1,131)
Profit before taxation	**6,601**	**(1,433)**	**5,168**	7,999	128	8,127
Income tax expense	**(1,634)**	**330**	**(1,304)**	(2,301)	(10)	(2,311)
Profit from continuing operations	**4,967**	**(1,103)**	**3,864**	5,698	118	5,816
Profit after tax from discontinued operations:						
Americas North	**–**	**–**	**–**	52	1	53
Total	**4,967**	**(1,103)**	**3,864**	5,750	119	5,869

9. Segmental Analysis *continued*

US$m	**At 31.12.08**	At 31.12.07
Total assets		
Africa	**7,850**	6,330
Americas North	**7,344**	9,835
Americas South	**17,785**	18,023
Australasia	**15,529**	12,398
Europe	**2,867**	2,138
Total segmental assets (continuing operations)	**51,375**	48,724
Unallocated*	**3,939**	3,397
Total	**55,314**	52,121
Total liabilities		
Africa	**2,027**	1,891
Americas North	**2,670**	3,623
Americas South	**3,967**	4,464
Australasia	**3,715**	3,945
Europe	**372**	524
Total (continuing operations)	**12,751**	14,447
Unallocated*	**18,164**	12,460
Total	**30,915**	26,907
Net assets		
Africa	**5,823**	4,439
Americas North	**4,674**	6,212
Americas South	**13,818**	13,559
Australasia	**11,814**	8,453
Europe	**2,495**	1,614
Total (continuing operations)	**38,624**	34,277
Unallocated*	**(14,225)**	(9,063)
Total	**24,399**	25,214

* Includes corporate assets and liabilities not directly attributable to business segments.

US$m	2008	2007
Capital expenditure		
Sustaining:		
Africa	**228**	184
Americas North	**348**	371
Americas South	**415**	264
Australasia	**600**	588
Europe	**74**	37
Total sustaining (continuing operations)	**1,665**	1,444
Unallocated	**9**	11
	1,674	1,455
Discontinued operations:		
Americas North	**–**	12
Total	**1,674**	1,467
Expansionary:		
Africa	**392**	221
Americas North	**568**	311
Americas South	**460**	278
Australasia	**1,985**	585
Europe	**44**	22
Total expansionary (continuing operations)	**3,449**	1,417
Discontinued operations:		
Americas North	**–**	1
Total	**3,449**	1,418
Total:		
Africa	**620**	405
Americas North	**916**	682
Americas South	**875**	542
Australasia	**2,585**	1,173
Europe	**118**	59
Total (continuing operations)	**5,114**	2,861
Unallocated	**9**	11
	5,123	2,872
Discontinued operations:		
Americas North	**–**	13
Total	**5,123**	2,885

9. Segmental Analysis *continued*

The average number of employees, which includes executive directors and excludes contractors, during the year was as follows:

	2008	2007
Africa	**14,095**	13,372
Americas North	**7,635**	7,250
Americas South	**7,852**	8,048
Australasia	**8,301**	7,462
Europe	**2,057**	1,523
Total (continuing operations)	**39,940**	37,655
Unallocated	**109**	103
	40,049	37,758
Discontinued operations:		
Americas North	**–**	1,250
Total	**40,049**	39,008

The average number of contractors during the year was as follows:		
Africa	**11,823**	7,789
Americas North	**1,871**	1,847
Americas South	**8,790**	7,980
Australasia	**5,516**	4,465
Europe	**287**	240
Total (continuing operations)	**28,287**	22,321
Unallocated	**4**	5
	28,291	22,326
Discontinued operations:		
Americas North	**–**	178
Total	**28,291**	22,504

10. Revenue and Expenses

Revenue and expenses

US$m	2008	2007
Continuing operations:		
Revenue – sales of goods	**27,952**	28,542
Less cost of sales – after depreciation and amortisation and impairment of assets	**(19,347)**	(17,582)
Gross profit	**8,605**	10,960
Administrative expenses – after depreciation and amortisation and impairment of assets	**342**	744
Inventory recognised as an expense	**19,347**	17,582
Operating lease rental expense – minimum lease payments	**49**	27
Royalties paid	**724**	630
Research and development	**6**	6
Discontinued operations:		
Revenue – sales of goods	**–**	542
Less cost of sales – after depreciation and amortisation and impairment of assets	**–**	(437)
Gross profit	**–**	105
Inventory recognised as an expense	**–**	437
Operating lease rental expense – minimum lease payments	**–**	1
Royalties paid	**–**	1

Depreciation and amortisation

US$m	2008	2007
Continuing operations:		
Depreciation of owned assets	**2,271**	1,980
Depreciation of assets held under finance leases and hire purchase contracts	**15**	14
Total depreciation from continuing operations	**2,286**	1,994
Amortisation of intangible assets	**110**	102
Total depreciation and amortisation from continuing operations	**2,396**	2,096
Discontinued operations:		
Depreciation of owned assets	**–**	31
Total depreciation	**2,396**	2,127

Employee costs including directors' emoluments (refer to the Directors' Remuneration Report on pages 104 to 107 for details)

US$m	2008	2007
Continuing operations:		
Wages and salaries	**2,573**	2,164
Pension and other post-retirement benefit costs (refer to note 35)	**188**	154
Social security and other benefits	**150**	125
Share-based compensation plans (refer to note 35)	**6**	106
Employee costs from continuing operations	**2,917**	2,549
Discontinued operations:		
Wages and salaries	**–**	54
Pension and other post-retirement benefit costs (refer to note 35)	**–**	2
Employee costs from discontinued operations	**–**	56
Total employee costs	**2,917**	2,605

10. Revenue and Expenses *continued*

Auditors' remuneration

US$m	2008	2007
Auditors' remuneration[(a)]:		
– Group auditors – UK	**1**	1
– Group auditors – overseas	**11**	10
	12	11
Amounts paid to auditors for other work:		
Group auditors[(b)]		
– Corporate finance transactions[(c)]	**3**	10
– Taxation[(d)]	**3**	3
– Other[(e)]	**2**	1
	8	14
Other audit firms		
– Internal audit	**1**	2
– Other[(f)]	**4**	1
	5	3

(a) The Group audit fee includes US$45,000 (2007: US$42,000) in respect of the parent company.
(b) Included in other fees to auditors is US$1 million (2007: US$1 million) relating to the Company and its UK subsidiaries.
(c) 2008 amounts relate to the 2008 acquisitions, the ongoing integration of previous acquisitions and other transactional support. 2007 amounts relate to the 2007 acquisitions, other transactional support and the ongoing integration of 2006 integrations.
(d) Includes corporate tax compliance and advisory services.
(e) Primarily relates to accounting advice and non-statutory assurance services.
(f) Includes tax advisory services, accounting assistance and acquisition due diligence.

The Corporate Governance Report set out on pages 91 to 97 details the Group's policy with regard to the independence and objectivity of the external and internal auditors and the provision and approval of non-audit services provided by the external auditors.

Finance income

US$m	2008	2007
Continuing operations:		
Bank interest	**65**	101
Dividends	**2**	4
Interest – other	**125**	37
Finance income before exceptional items from continuing operations	**192**	142
Foreign currency gains on bank loans*	**20**	–
Recycled gains from the foreign currency translation reserve	**49**	74
Exceptional finance income from continuing operations	**69**	74
Total finance income from continuing operations	**261**	216
Discontinued operations:		
Bank interest	**–**	2
Total finance income	**261**	218

* These amounts relate to foreign currency gains and losses on non-US$ borrowings, predominantly CAD borrowings.

Finance costs

US$m	2008	2007
Continuing operations:		
Amortisation of loan issue costs	**9**	24
Convertible borrowings amortised cost charge	**4**	3
Discount unwinding	**109**	90
Finance charges payable under finance leases and hire purchase contracts	**6**	11
Interest on bank loans and overdrafts	**307**	394
Interest on convertible borrowings and capital market notes	**393**	366
Interest on minority interest loans	**6**	6
Interest on preference shares	**15**	18
Interest – other	**3**	23
Finance cost before exceptional items from continuing operations	**852**	935
Foreign currency losses on bank loans*	**–**	34
Recycled losses from the foreign currency translation reserve	**295**	102
Loan issue costs written off on facility refinancing	**–**	60
Exceptional finance cost from continuing operations	**295**	196
Total finance cost from continuing operations	**1,147**	1,131
Discontinued operations:		
Discount unwinding	**–**	1
Interest on bank loans and overdrafts	**–**	1
Total finance cost	**1,147**	1,133

* These amounts relate to foreign currency gains and losses on non-US$ borrowings, predominantly CAD borrowings.

Total interest income and expense (calculated using the effective interest method) for financial assets and liabilities not at fair value through the profit and loss are US$190 million (2007: US$140 million) and US$730 million (2007: US$819 million) respectively.

Exceptional items

Impairment of assets

The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys minerals reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million, including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo follows the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million and US$144 million (including goodwill of US$37 million) respectively. These impairment charges have been mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million. A net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin following the changes in foreign exchange rates and commodity price outlook that have occurred since the acquisition date (refer to note 15).

Inventory write downs

Nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

Liability fair value adjustment

An expense of US$194 million (2007: US$25 million) has been recognised due to the impact of increasing coal prices on the fair value of the liabilities to African Rainbow Minerals Limited (ARM) and the black economic empowerment disposal to Kagiso of an interest in the Mototolo joint venture (refer note 31).

Profit on restructure of joint venture

A gain of US$213 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to note 7).

Restructuring and closure costs

Asset write downs and closure costs of US$125 million were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (US$53 million), corporate office downsizing (US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (US$52 million) ahead of schedule to be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines in Canada.

Income and costs of acquisition-related activities

In March 2007, the Group made a cash offer to purchase LionOre Mining International Limited (LionOre), a Canadian listed nickel and gold mining company. In May 2007, OJSC MMC Norilsk Nickel announced a higher cash offer and on 1 June 2007, the Group announced it would not increase its offer price. LionOre terminated the support agreement for the Group's offer and made a termination payment to the Group of CAD305 million (US$284 million) in June 2007. The Group incurred acquisition costs of US$9 million in relation to the offer for LionOre.

Income tax benefit

The Group realised an exceptional tax benefit of US$330 million primarily as a result of the impairment of assets, restructuring and closure costs and inventory write downs.

10. Revenues and Expenses *continued*

Profit on sale of operations

US$m	**2008**	2007
Discontinued operations:		
Aluminium	–	1
	–	1

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, realising a gain of US$1 million after tax (refer to note 8).

11. Income Taxes

Income Tax Charge
Significant components of income tax expense for the years ended:

US$m	**2008**	2007
Consolidated income statement		
Current tax:		
Based on taxable income of the current year	**1,702**	2,183
Prior year under/(over) provision	**29**	(14)
Total current taxation charge for the year	**1,731**	2,169
Deferred taxation:		
Origination and reversal of temporary differences	**(398)**	276
Change in tax rates	**(37)**	(91)
Prior year under provision	**8**	6
Total deferred taxation charge for the year	**(427)**	191
Total taxation charge	**1,304**	2,360
Total taxation attributable to continuing operations	**1,304**	2,311
Income tax attributable to discontinued operations	**–**	49
Total taxation charge reported in the consolidated income statement	**1,304**	2,360
UK taxation included above:		
Current tax	**3**	10
Deferred tax	**3**	4
Total taxation charge	**6**	14
Recognised directly in equity		
Deferred tax:		
Available-for-sale financial assets	**(4)**	16
Cash flow hedges	**25**	(15)
Other equity classified items	**(102)**	6
Total taxation charge/(credit) reported in equity	**(81)**	7

The amounts above include the tax charge attributable to exceptional items.

A reconciliation of income tax expense applicable to accounting profit before income tax at the weighted average statutory income tax rate to income tax expense at the Group average effective income tax rate for the years ended is as follows:

US$m	**2008**	2007
Profit before taxation from continuing operations	**5,168**	8,127
Profit before taxation from discontinued operations	**–**	102
Profit before taxation	**5,168**	8,229
At average statutory income tax rate 25.0% (2007: 25.2%)	**1,292**	2,075
Goodwill impairment	**94**	–
Mining and other taxes	**(59)**	214
Foreign currency gains and losses	**(143)**	156
Non-deductible expenses	**88**	81
Non-taxable capital gains and losses	**48**	(53)
Rebatable dividends received	**(1)**	(3)
Research and development allowances	**(20)**	(9)
Change in tax rates	**(37)**	(91)
Prior year under/(over) provision	**37**	(8)
Other	**5**	(2)
At average effective income tax rate	**1,304**	2,360
Total taxation charge reported in consolidated income statement	**1,304**	2,311
Income tax attributable to discontinued operations	**–**	49
At average effective income tax rate	**1,304**	2,360

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.

The change in the average statutory income tax rate is due to the variation in the weight of subsidiaries' profits, by various changes in the enacted standard income tax rates and due to the acquisition of subsidiaries in countries with different tax rates.

Deferred income taxes

Deferred tax assets are recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilised.

Unrecognised tax losses

The Group has unrecognised deferred tax assets in relation to tax losses that are available indefinitely of US$14 million (2007: US$9 million) to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. There are no other deductible temporary differences that have not been recognised at balance sheet date.

Temporary differences associated with Group investments

At 31 December 2008, there was US$nil recognised deferred tax liability (2007: US$nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as:

> the Group has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;

> the profits of the associates will not be distributed until they obtain the consent of the Group; and

> the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries.

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognised amount to US$1,497 million (2007: US$2,218 million).

There are no income tax consequences for the Group attaching to the payment of dividends by the Company to its shareholders.

11. Income Taxes *continued*

The deferred tax assets/(liabilities) included in the balance sheet is as follows:

US$m	2008	2007
Tax losses	**273**	242
Employee provisions	**74**	62
Other provisions	**201**	460
Rehabilitation and closure	**152**	139
Accelerated depreciation	**(5,767)**	(6,322)
Coal export rights	**(195)**	(260)
Other intangibles	**(97)**	(96)
Government grants	**(12)**	(14)
Deferred stripping	**(95)**	(77)
Trade and other payables/receivables	**206**	36
Available-for-sale financial assets	**(25)**	(27)
Other equity-related items	**49**	3
Other	**(5)**	(86)
	(5,241)	(5,940)
Represented on the face of the balance sheet as:		
Deferred tax assets	**3**	7
Deferred tax liabilities	**(5,244)**	(5,947)
	(5,241)	(5,940)

Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

The deferred tax included in the Group income statement is as follows:

US$m	2008	2007
Tax losses	**(64)**	(185)
Employee provisions	**(25)**	(11)
Other provisions	**323**	(17)
Rehabilitation and closure	**(37)**	(16)
Accelerated depreciation	**(385)**	360
Deferred stripping	**39**	27
Trade and other payables/receivables	**(201)**	(27)
Other	**(77)**	50
From continuing operations	**(427)**	181
From discontinued operations	**–**	10
	(427)	191

Tax audits

The Group periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Group recorded its best estimate of the tax liability, including related interest charges, in the current tax liability. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws. Whilst management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made, or resolved, or when the status of limitation lapses. The final outcome of tax examinations may result in a materially different outcome than assumed in the tax liabilities.

12. Earnings Per Share

US$m	2008	2007
Continuing operations:		
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**4,698**	5,372
Exceptional items from continuing operations	**(1,103)**	118
Profit attributable to ordinary equity holders of the parent from continuing operations	**3,595**	5,490
Interest in respect of convertible borrowings	**19**	16
Profit attributable to ordinary equity holders of the parent for diluted earnings per share from continuing operations	**3,614**	5,506
Total operations:		
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**4,698**	5,372
Exceptional items from continuing operations	**(1,103)**	118
Profit attributable to ordinary equity holders of the parent from continuing operations	**3,595**	5,490
Profit attributable to ordinary equity holders of the parent from discontinued operations	**–**	53
Profit attributable to ordinary equity holders of the parent	**3,595**	5,543
Interest in respect of convertible borrowings	**19**	16
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**3,614**	5,559
Weighted average number of shares (000) excluding own shares:		
For basic earnings per share	**958,667**	959,549
Effect of dilution:		
– Free shares and share options	**6,224**	9,196
– Convertible borrowings	**13,571**	17,418
For diluted earnings per share	**978,462**	986,163
Basic earnings per share (US$)		
Continuing operations:		
– before exceptional items	**4.90**	5.60
– exceptional items	**(1.15)**	0.12
	3.75	5.72
Discontinued operations:		
– before exceptional items	**–**	0.06
– exceptional items	**–**	–
	–	0.06
Total:		
– before exceptional items	**4.90**	5.66
– exceptional items	**(1.15)**	0.12
	3.75	5.78
Diluted earnings per share (US$)		
Continuing operations:		
– before exceptional items	**4.82**	5.47
– exceptional items	**(1.13)**	0.12
	3.69	5.59
Discontinued operations:		
– before exceptional items	**–**	0.05
– exceptional items	**–**	–
	–	0.05
Total:		
– before exceptional items	**4.82**	5.52
– exceptional items	**(1.13)**	0.12
	3.69	5.64

12. Earnings Per Share *continued*

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made for continuing and discontinued operations and before exceptional items and after exceptional items as outlined above, to present a meaningful basis for analysis.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if director and employee free shares and share options are exercised and the convertible bonds are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings.

13. Dividends Paid and Proposed

US$m	**2008**	2007
Declared and paid during the year:		
Final dividend for 2007 – 34¢ per ordinary share (2006: 30¢ per ordinary share)	**327**	290
Interim dividend for 2008 – 18¢ per ordinary share (2007: 16¢ per ordinary share)	**172**	153
	499	443
Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2008 – nil¢ per ordinary share (2007: 34¢ per ordinary share)	**–**	326

The 2008 interim dividend was paid on 10 October 2008.

As stated in note 26, own shares held in the ESOP and by the ECMP have waived the right to receive dividends.

14. Intangible Assets

US$m	**Export rights***	**Goodwill*†**	**Technology patents***	**Feed contract***	**Hydro-electricity rights***	**Other**	**2008**
At 1 January 2008	**974**	**7,336**	**56**	**359**	**501**	**103**	**9,329**
Acquisitions	**62**	**232**	**–**	**–**	**–**	**–**	**294**
Additions	**–**	**–**	**–**	**–**	**–**	**54**	**54**
Amortisation charge	**(27)**	**–**	**(4)**	**(62)**	**–**	**(17)**	**(110)**
Impairment charge	**–**	**(213)**	**–**	**–**	**–**	**–**	**(213)**
Translation adjustments	**(237)**	**(209)**	**(10)**	**–**	**–**	**–**	**(456)**
At 31 December 2008	**772**	**7,146**	**42**	**297**	**501**	**140**	**8,898**
At 1 January 2008:							
Cost	**1,007**	**9,160**	**72**	**425**	**501**	**131**	**11,296**
Accumulated amortisation	**(33)**	**(1,824)**	**(16)**	**(66)**	**–**	**(28)**	**(1,967)**
Net carrying amount	**974**	**7,336**	**56**	**359**	**501**	**103**	**9,329**
At 31 December 2008:							
Cost	**822**	**9,183**	**58**	**425**	**501**	**180**	**11,169**
Accumulated amortisation	**(50)**	**(2,037)**	**(16)**	**(128)**	**–**	**(40)**	**(2,271)**
Net carrying amount	**772**	**7,146**	**42**	**297**	**501**	**140**	**8,898**

US$m	Export rights*	Goodwill*†	Technology patents*	Feed contract*	Hydro-electricity rights*	Other	2007
At 1 January 2007	989	6,916	53	413	501	90	8,962
Acquisitions	–	536	–	–	–	–	536
Additions	–	–	–	–	–	32	32
Reclassifications	–	–	–	–	–	(5)	(5)
Amortisation charge	(32)	–	(3)	(54)	–	(13)	(102)
Disposals (refer to note 8)	–	(139)	–	–	–	–	(139)
Translation adjustments	17	23	6	–	–	(1)	45
At 31 December 2007	974	7,336	56	359	501	103	9,329
At 1 January 2007:							
Cost	989	8,740	64	425	501	105	10,824
Accumulated amortisation	–	(1,824)	(11)	(12)	–	(15)	(1,862)
Net carrying amount	989	6,916	53	413	501	90	8,962
At 31 December 2007:							
Cost	1,007	9,160	72	425	501	131	11,296
Accumulated amortisation	(33)	(1,824)	(16)	(66)	–	(28)	(1,967)
Net carrying amount	974	7,336	56	359	501	103	9,329

* Purchased as part of business combinations.

† Restated for revisions to the provisional Austral and Eland acquisition accounting (refer to note 7).

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, acquired in a business combination, through which the shareholders gain access to export markets enabling them to realise higher coal sales prices than in the domestic market. The export rights are amortised based on a units-of-production method.

The Group acquired the right to market to third parties various leading technologies for the mining, mineral processing and metals extraction industries, in a business combination. The technology patents are amortised over their useful economic lives of 20 years to June 2023.

The Group-acquired hydroelectricity rights will be amortised over the expected life of the operation, currently estimated as being 40 years following the completion of construction.

A long-term feed contract is being amortised over an eight-year period.

Other intangible assets mainly comprise computer software and software development that are being amortised over their useful economic lives of between three to five years.

15. Impairment Testing

Goodwill
Goodwill has been allocated to a cash-generating unit (CGU) or groups of cash-generating units no larger than the reportable segment which are expected to benefit from the related acquisitions. The carrying values of goodwill by CGU are as follows:

US$m	2008	2007
Chrome – Africa	**35**	47
Copper – Americas	**1,185**	1,185
Zinc Lead	**1,546**	1,546
Zinc Lead – Europe	**212**	222
	2,978	3,000

The following goodwill balances result from the requirement on an acquisition to recognise a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities and their tax bases. For the purposes of testing this goodwill for impairment, any of the related deferred tax liabilities recognised on acquisition that remain at balance date are treated as part of the relevant CGU or group of CGUs.

US$m	2008	2007
Coal – Australia	**233**	125
Coal – Americas South	**464**	464
Copper – Americas South*	**1,500**	1,537
Copper – Australasia	**151**	151
Nickel – Americas North	**856**	856
Nickel – Americas South*	**119**	295
Nickel – Africa	**78**	78
Nickel – Australasia	**79**	34
Platinum – Africa	**284**	384
Zinc Lead – Americas North	**244**	244
Zinc Lead – Americas South	**160**	160
Zinc Lead – Australasia	**–**	8
	4,168	4,336
	7,146	7,336

* Net of 2008 impairment loss discussed below.

The Group performs goodwill impairment testing on an annual basis and at the reporting date if there are indicators of impairment. The most recent test was undertaken at 31 December 2008.

In assessing whether goodwill has been impaired, the carrying amount of the cash-generating unit or reportable segment is compared with its recoverable amount.

2008 testing
The goodwill impairment expense recognised as an exceptional item in the income statement (refer to note 10), relates to the following:

US$m	Impairment method	2008
Copper – Americas South	FVLCS	**37**
Nickel – Americas South	FVLCS	**176**
		213

For the purpose of goodwill impairment testing, recoverable amounts have been determined based on 'fair value less costs to sell' (FVLCS) calculations, with the exception of Coal – Australia goodwill, Coal – Colombia goodwill, Chrome – Africa goodwill and partially as Copper Australasia which have been based on 'value-in-use' (VIU) calculations.

Where observable market prices are not available, FVLCS was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

VIU is based on the cash flows expected to be generated from mines, smelting and refining operations included within the cash-generating units or reportable segments. Cash flows are projected for periods up to the date that mining and refining is expected to cease, based on management's expectations at the time of completing the testing. This date depends on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations.

Cash flows have been projected for a maximum of 32 years.

Key assumptions
The key assumptions used in the VIU calculations and in determining the FVLCS are:

> recoverable reserves and resources;

> commodity prices;

> operating costs;

> treatment charges receivable by smelting and refining operations;

> capital expenditure;

> discount rates; and

> foreign exchange rates.

Economically recoverable reserves and resources represent management's expectations at the time of completing the impairment testing, based on reserves and resource statements and exploration and evaluation work undertaken by appropriately qualified persons. A summary of the mineral resources and ore reserves released on 29 January 2009 is summarised as follows:

	Reserves		Resources		
Million tonnes	Proved	Probable	Measured	Indicated	Inferred
Chrome – Africa	51	21	92	112	235
Vanadium – Africa	16	12	39	41	128
Coal – Africa	835	27	2,248	1,008	844
Coal – Australia	1,235	1,213	3,478	4,122	5,754
Coal – Americas South	630	181	185	1,362	1,061
Copper – Americas North	16	4	20	4	7
Copper – Americas South	1,267	2,733	1,583	5,458	3,383
Copper – Australasia	78	47	846	1,174	1,636
Nickel – Americas North	10	16	18	35	43
Nickel – Americas South	34	34	46	127	42
Nickel – Africa	–	–	–	23	28
Nickel – Australasia	17	47	35	83	96
Platinum – Africa	12	16	35	84	107
Zinc Lead – Americas North	12	3	15	3	–
Zinc Lead – Australasia	39	105	247	199	142

Long-term commodity prices and treatment charges are determined by reference to external market forecasts. Specific prices are determined using information available in the market after considering the nature of the commodity produced and long-term market expectations. Forecast prices vary in accordance with the year the sale is expected to occur. To this end, whilst prices are expected to remain depressed in the short term, they are expected to increase as world economic conditions improve in the medium term. The commodity prices used in the impairment review are management estimates and are within the range of the available analyst forecasts at 31 December 2008.

The attributable value to reserves and resources using the FVLCS method is based on management's best estimates using market-based forecasts and information available in the market.

Operating cost assumptions are based on management's best estimate at the date of impairment testing of the costs to be incurred. Costs are determined after considering current operating costs, future cost expectations and the nature and location of the operation.

Smelting and refining treatment charges vary in accordance with the commodity processes and time of processing.

Future capital expenditure is based on management's best estimate of required future capital requirements. It has been determined by taking into account all committed and anticipated capital expenditure adjusted for future cost estimates.

The discount rates that have been used are outlined below. In the case of FVLCS they represent real after-tax rates, whereas the VIU discount rates represent real pre-tax rates. These rates are based on the weighted average cost of capital specific to each CGU or reportable segment and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU or reportable segment for which cash flows have not already been adjusted. These rates were calculated with reference to market information from third-party advisors.

15. Impairment Testing *continued*

	Impairment method	Discount rate
Chrome	VIU	10%
Coal	VIU	10%
Copper	VIU	10%
Copper	FVLCS	7% – 11%
Nickel	FVLCS	7% – 10%
Platinum	FVLCS	7% – 8%
Zinc Lead	FVLCS	7%

In assessing the FVLCS, another key assumption that would be considered by market participants, is foreign exchange rates. The rates that have been utilised are based on external market forecasts. Specific rates are determined from information available in the market after considering long-term market expectations and the countries in which the Group operates.

Sensitivity to changes in assumptions
Whilst the directors remain confident of recovery in the market in the medium term, given the current volatility in the market, adverse changes in key assumptions as described below could result in changes to impairment charges specifically in relation to Copper Americas, Zinc Lead and Zinc Lead Europe.

A summary of the mineral resources and ore reserves related to the goodwill balances, released on 29 January 2009, is summarised as follows:

	Reserves		Resources		
Million tonnes	Proved	Probable	Measured	Indicated	Inferred
Copper – Americas	1,283	2,737	1,603	5,462	3,390
Zinc Lead	51	108	262	202	142

Commodity prices – commodity price forecasts were based on external market consensus information. The copper prices ranged from US$1.50 per pound to US$2.50 per pound, US$0.64 per pound to US$0.86 per pound for zinc and US$0.43 per pound to US$0.64 per pound for lead, varying in accordance with the year the sale was expected to occur.

Treatment charges received from smelting and refining – in performing the FVLCS calculation for Zinc Lead, treatment charges were estimated to be in the range of US$200 per tonne to US$231 per tonne for zinc and US$103 per tonne to US$124 per tonne for lead refining fees, based on the year of processing. As outlined above, these prices were based on external market consensus forecasts.

Foreign exchange rates – foreign exchange rates used were based on external market consensus forecasts. The US$:ARS rate ranged from 3.4 to 3.5, AUD:US$ rate ranged from 0.61 to 0.63, the US$:CAD rate ranged from 1.25 to 1.27, the US$:CLP rate from 690 to 807, the EUR:US$ rate ranged from 1.27 to 1.28 and the US$:PEN from 3.23 to 3.92 varying in accordance with the year the sale was expected to occur.

The impairment tests are particularly sensitive to changes in commodity prices, discount rates and foreign exchange rates. Changes to these assumptions could have resulted in changes to impairment charges. The below table summarises the change required to key assumptions that would result in the carrying value equalling the recoverable values:

		Change in the key assumption which would result in the recoverable amount equalling the carrying value (%)		
	Excess of recoverable amount over carrying value (US$m)	Commodity prices	Discount rate*	Foreign exchange rate
Copper – Americas	993	9%	2%	19%
Zinc Lead	989	8%	2%	12%
Zinc Lead – Europe	1,057	28%	5%	36%

* Amounts relate to absolute movement in discount rate.

For the purposes of testing for impairment of goodwill using the VIU basis for Chrome, the excess of recoverable amount over the carrying value was US$5,325 million and management is of the opinion that no reasonably possible changes in the key assumptions could result in an impairment expense being recognised.

2007 testing
For the purpose of goodwill impairment testing, except for the testing of US$1,546 million allocated to the Zinc Lead reportable segment, recoverable amounts were determined based on VIU calculations. VIU was based on the cash flows expected to be generated from mines, smelting and refining operations included within the CGUs or reportable segments. Cash flows were projected for periods up to the date mining and refining was expected to cease, based on management's expectations at the time of completing the testing. This date depended on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows were projected for a maximum of 26 years.

For the goodwill allocated to the Zinc Lead segment, recoverable amount was determined based on FVLCS. As observable market prices are not available, this was calculated using discounted cash flow methodology taking account of assumptions that would be made by market participants. Where appropriate, this value was cross checked to recent market transactions, after allowing for various factors including changes in the economic environment since the date of the transactions and differences in the location and quality of assets.

Key assumptions
The key assumptions used in the VIU calculations for goodwill were consistent with those outlined above, and used in 2008. Management determined the value of the assumptions in the same manner, specifically, by considering economically recoverable reserves and resources and market consensus prices.

The discount rates that were utilised are outlined below, and represent the real pre-tax rates that reflect the current market assessments of the time value of money and the risks specific to the CGU or reportable segment for which cash flows had not been adjusted. These rates were based on the weighted average cost of capital specific to each CGU or reportable segment and the currency of the cash flows generated. These rates were calculated with reference to information from third-party advisors.

	Impairment method	Discount rate
Chrome	VIU	9%
Copper – Americas	VIU	11% – 17%
Zinc Lead	FVLCS	7%
Zinc Lead – Europe	VIU	10% – 11%

Sensitivity to changes in assumptions
There was no impairment expense recognised in 2007 and the directors were of the view that no 'reasonably possible change' in any of the key assumptions would have resulted in an impairment expense being recognised.

Other non-current assets
The impairment losses recognised as an exceptional item in the income statement (refer to note 10), excluding the goodwill impairment above, relate to the following:

US$m	2008
Chrome – Africa	**18**
Copper – Americas North	**227**
Copper – Americas South	**199**
Nickel – Americas North	**20**
Nickel – Americas South	**279**
Zinc Lead – Australasia	**18**
	761

The most significant contributors to the impairment in Copper – Americas North of US$227 million was the current pricing environment and increasing operating costs associated with increasing environmental costs. In respect of Copper Americas South, an impairment of US$199 million has been recorded due to increases in input costs including electricity and sulphuric acid, eroding margins at Lomas Bayas and reduced treatment and refining charges from the shortage of concentrate at Alto Norte.

The most significant contributors to the impairment at Nickel – Americas South Falcondo ferronickel operation was the suspension of production in August 2008 due to the combination of high oil prices and lower nickel prices. Production at this asset was suspended in August 2008.

Impairment charges of US$18 million were incurred due to the closure of the Lennard Shelf zinc operation in Western Australia in August 2008, US$20 million due to the early closure of the Craig and Thayer-Lindsley nickel mines in Canada in November 2008 and impairment charges of US$18 million in relation to chrome mineral reserves. In addition to these impairment charges, a net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin (refer to note 10 and 20).

16. Property, Plant and Equipment

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	2008
At 1 January 2008, net of accumulated depreciation	**665**	**2,721**	**20,534**	**6,974**	**2,348**	**33,242**
Acquisitions	**310**	**25**	**3,056**	**772**	**97**	**4,260**
Additions	**291**	**168**	**548**	**1,179**	**3,126**	**5,312**
Disposal of discontinued operations	**–**	**–**	**(92)**	**–**	**–**	**(92)**
Disposals	**(14)**	**–**	**(7)**	**(25)**	**(8)**	**(54)**
Rehabilitation provision adjustments	**–**	**–**	**195**	**–**	**–**	**195**
Reclassifications	**(114)**	**55**	**614**	**503**	**(1,058)**	**–**
Depreciation charge	**(15)**	**(290)**	**(985)**	**(982)**	**(14)**	**(2,286)**
Impairment charge	**–**	**(2)**	**(427)**	**(332)**	**–**	**(761)**
Translation adjustments	**(99)**	**(216)**	**(2,169)**	**(1,003)**	**(188)**	**(3,675)**
At 31 December 2008, net of accumulated depreciation	**1,024**	**2,461**	**21,267**	**7,086**	**4,303**	**36,141**
At 1 January 2008:						
Cost	**677**	**3,160**	**22,879**	**9,303**	**2,349**	**38,368**
Accumulated depreciation	**(12)**	**(439)**	**(2,345)**	**(2,329)**	**(1)**	**(5,126)**
Net carrying amount	**665**	**2,721**	**20,534**	**6,974**	**2,348**	**33,242**
At 31 December 2008:						
Cost	**1,046**	**3,336**	**24,667**	**10,245**	**4,321**	**43,615**
Accumulated depreciation	**(22)**	**(875)**	**(3,400)**	**(3,159)**	**(18)**	**(7,474)**
Net carrying amount	**1,024**	**2,461**	**21,267**	**7,086**	**4,303**	**36,141**

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	2007
At 1 January 2007, net of accumulated depreciation	245	2,751	18,343	6,285	1,874	29,498
Acquisitions	37	180	2,438	267	–	2,922
Additions	139	227	517	1,306	829	3,018
Disposal of discontinued operations	–	(366)	(7)	(623)	(22)	(1,018)
Disposals	–	(4)	(5)	(26)	(24)	(59)
Rehabilitation provision adjustments	–	–	122	–	–	122
Reclassifications	252	89	(206)	279	(409)	5
Depreciation charge	(7)	(197)	(1,012)	(809)	–	(2,025)
Translation adjustments	(1)	41	344	295	100	779
At 31 December 2007, net of accumulated depreciation	665	2,721	20,534	6,974	2,348	33,242
At 1 January 2007:						
Cost	252	3,030	19,595	7,808	1,875	32,560
Accumulated depreciation	(7)	(279)	(1,252)	(1,523)	(1)	(3,062)
Net carrying amount	245	2,751	18,343	6,285	1,874	29,498
At 31 December 2007:						
Cost	677	3,160	22,879	9,303	2,349	38,368
Accumulated depreciation	(12)	(439)	(2,345)	(2,329)	(1)	(5,126)
Net carrying amount	665	2,721	20,534	6,974	2,348	33,242

Land and buildings include non-depreciating freehold land amounting to US$397 million (2007: US$363 million).

Mining properties and leases at 31 December 2008 include deferred stripping costs of US$588 million (2007: US$432 million). US$243 million (2007: US$165 million) of deferred stripping costs were capitalised during the year.

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2008 is US$88 million (2007: US$125 million). Leased assets and assets under hire purchase contracts are pledged as security for the related finance leases and hire purchase liabilities. The carrying value of other property, plant and equipment pledged as security is US$nil (2007: US$nil).

US$20 million (2007: US$nil) of interest was capitalised during the year and there is US$19 million (2007: US$nil) of capitalised interest within property, plant and equipment at 31 December 2008.

The carrying value of property, plant and equipment at 31 December 2008 that is temporarily idle is US$nil (2007: US$nil).

The Group has made commitments to acquire property, plant and equipment totalling US$346 million at 31 December 2008 (2007: US$532 million).

17. Biological Assets

US$m	2008	2007
At 1 January	**19**	15
Disposals	**(3)**	–
Net gain/(loss) from fair value less estimated selling cost adjustments	**(1)**	2
Translation adjustments	**(4)**	2
At 31 December	**11**	19

Biological assets are stated at fair value less estimated selling costs, which has been determined based on independent valuations as at 31 December 2008 and 2007, on the basis of open market value, supported by market evidence. As at 31 December 2008, the Group owned 47,000 (2007: 54,000) cattle.

18. Inventories

US$m	2008	2007
Current:		
Raw materials and consumables	**1,353**	1,451
Work in progress	**1,350**	1,763
Finished goods	**870**	953
	3,573	4,167
Non-current:		
Work in progress	**39**	17
	39	17

Non-current inventories comprise long-term ore stockpiles that are not planned to be processed within one year.

19. Trade and Other Receivables

US$m	2008	2007
Current:		
Trade debtors	**1,570**	2,451
Advances	**144**	189
Employee entitlement receivables (refer to note 32)	**11**	6
Recoverable sales tax	**298**	290
Other debtors	**83**	31
	2,106	2,967
Non-current:		
Employee entitlement receivables (refer to note 32)	**33**	38
Recoverable sales tax	**–**	5
Other debtors	**44**	42
	77	85

20. Investment in Associates

Lonmin plc
In August 2008, the Group acquired 16,706,481 shares in Lonmin plc for US$1,084 million. In October 2008, the Group acquired an additional 22,232,940 shares for US$794 million, resulting in a total acquisition price of US$1,878 million. The August 2008 and October 2008 transactions have been separately accounted for under IFRS. Following the October 2008 transaction, the Group held 24.9% of Lonmin plc and determined it was an associate of the Group. Lonmin plc which is listed on the London Stock Exchange is one of the world's largest platinum producers with operations principally in South Africa.

The share price of Lonmin as listed on the London Stock Exchange at 31 December 2008 was GBP9.11 per share. The Group believes that the recoverable amount of the investment calculated using the VIU method was higher than the value based on the listed share price at that date because this share price reflected significant uncertainty and volatility in world economic markets as opposed to the fundamental long-term value of this investment. However, the Group has determined that this recoverable amount was lower than the carrying amount of the investment. Consequently, the carrying value was written down resulting in a net exceptional impairment charge of US$34 million (refer to notes 10 and 15).

Other associates
The Group's other associates are:

> interests in coal terminals (Newcastle Coal Shippers Pty Ltd, Port Kembla Coal Terminal Limited and Richards Bay Coal Terminal Company Ltd), through which it gains access to export markets (see note 36); and

> a 25% interest in the Noranda Income Fund which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec.

The Group held 12,500,000 (2007: 12,500,00) units in the Noranda Income Fund and the unit price as listed on the Toronto stock exchange at 31 December 2008 was CAD4.15 (2007: CAD9.67). The Group has determined that the recoverable amount of the investment calculated using the VIU method is higher than the value based on the listed unit price because of significant uncertainty and volatility in world economic markets in late 2008.

The companies which own the coal terminals are not listed so there is no published quoted price for the value of these investments. The carrying value is equal to fair value.

The following is a summary of the financial information of the above associates:

US$m	**2008**	2007
Share of associates' balance sheet:		
Non-current assets	**2,188**	256
Current assets	**263**	83
Total assets	**2,451**	339
Non-current liabilities	**(367)**	(113)
Current liabilities	**(121)**	(40)
Total liabilities	**(488)**	(153)
Net assets	**1,963**	186
Carrying amount of the investment	**1,963**	186
Share of associates' revenue and profit:		
Revenue	**175**	265
EBITDA	**22**	23
EBIT	**(23)**	15
Net interest paid	**2**	1
Income tax expense	**(1)**	(1)
Profit for the year	**(22)**	15

All associates have a reporting date of 31 December, except for Lonmin, which has a reporting date of 30 September. The Group's share of Lonmin's results are included above and have been estimated based on market consensus estimates.

21. Interests in Joint Venture Entities

The Group has various interests in jointly controlled entities, operations and assets as outlined in note 36. These interests are accounted for in the manner outlined in note 6.

The following is a summary of the financial information of the Group's jointly controlled entities in Africa and South America:

US$m	2008	2007
Share of joint ventures' balance sheets:		
Non-current assets	**9,916**	9,950
Current assets	**508**	690
Total assets	**10,424**	10,640
Non-current liabilities	**(2,026)**	(2,121)
Current liabilities	**(331)**	(336)
Total liabilities	**(2,357)**	(2,457)
Net assets	**8,067**	8,183
Net assets consolidated	**8,067**	8,183
Share of joint ventures' revenue and profit:		
Revenue	**2,447**	2,450
Cost of sales (before depreciation and amortisation)	**(498)**	(310)
Distribution costs	**(231)**	(129)
Administration expenses (before depreciation and amortisation)	**(30)**	(54)
EBITDA	**1,688**	1,957
Depreciation and amortisation	**(384)**	(370)
EBIT	**1,304**	1,587
Finance income	**7**	8
Finance costs	**(14)**	(22)
Profit before tax	**1,297**	1,573
Income tax expense	**(372)**	(431)
Profit for the year	**925**	1,142

22. Available-for-sale Financial Assets

US$m	2008	2007
At fair value:		
Shares – listed	**68**	87
Shares – unlisted	**3**	26
Royalty contract	**90**	90
	161	203

Available-for-sale financial assets consist of a long-term royalty income contract and investments in listed and unlisted ordinary shares that have no fixed maturity date or coupon rate. These investments are held for strategic purposes.

In 2008 and 2007, the listed shares related to companies in the mining industry. The listed shares are carried at fair value.

Unlisted shares mainly comprise interests in ports in Australia used to export coal and are carried at fair value.

23. Derivative Financial Assets

US$m	2008	2007
Current:		
At fair value:		
Foreign currency cash flow hedges	**6**	1
Fair value interest rate swap hedges	**–**	4
Other commodity derivatives	**8**	3
Other foreign currency derivatives	**15**	81
	29	89
Non-current:		
At fair value:		
Foreign currency cash flow hedges	**47**	112
Fair value interest rate swap hedges	**715**	98
Other interest rate derivatives	**12**	–
	774	210
Total	**803**	299

24. Other Financial Assets

US$m	2008	2007
Current:		
At amortised cost:		
Loans to joint venture partners	**–**	54
	–	54
Non-current:		
At fair value:		
Rehabilitation trust fund	**42**	43
Other	**28**	34
	70	77
At amortised cost:		
Loans to joint venture partners	**–**	21
	70	98
Total	**70**	152

Loans to joint venture partners

A loan to Merafe was made on establishment of the Chrome Pooling and Sharing Venture (PSV). At 31 December 2008, US$nil (2007: US$21 million) was subject to a floating interest rate based on South African prime rates. This loan was secured by the Group's ability to acquire Merafe's PSV assets at fair value in the event of default.

A loan was made to African Rainbow Minerals Limited (ARM) on establishment of ARM Coal. At 31 December 2008, US$nil (2007: US$54 million) was subject to a floating interest rate based on South African prime rates. This loan was secured by the Group's ability to acquire ARM Coal assets at fair value in the event of default.

Rehabilitation trust fund

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment banks that are responsible for making investments in equity and money market instruments. The trust fund is to be used according to the terms of the trust deed and the assets are not available for the general purpose of the Group. The trust fund is carried at fair value.

25. Cash and Cash Equivalents

US$m	**2008**	2007
Cash at bank and in hand	**720**	487
Short-term deposits	**436**	661
	1,156	1,148

The majority of cash at bank and in hand earns interest at floating rates of interest with a limited amount at fixed rates of interest or interest free. Short-term deposits are made at call and for less than one week, dependent on the short-term cash requirements of the Group and earn interest based on the respective short-term deposit rates. The fair value of cash and cash equivalents at 31 December 2008 and 31 December 2007 approximates carrying value.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

US$m	**2008**	2007
Cash at bank and in hand	**720**	487
Short-term deposits	**436**	661
Bank overdrafts (refer to note 28)	**(11)**	(79)
	1,145	1,069

During the year, the Group entered into new finance leases and hire purchase contracts to purchase various items of plant and equipment for US$30 million (2007: US$26 million), issued shares from the conversion of the convertible borrowings and issued shares to the ESOP for a market value of US$412 million (2007: US$185 million) which did not require the use of cash and cash equivalents and are not included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

26. Capital and Reserves

US$m	
Authorised:	
15,109,948,397 ordinary shares of US$0.50 each as at 1 January 2007	7,555
13,609,948,397 ordinary shares of US$0.50 each cancellation	(6,805)
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007 and at 31 December 2008	750
50,000 deferred shares of GBP1.00 each as at 31 December 2007 and at 31 December 2008	–
1 special voting share of US$0.50 as at 31 December 2007 and as at 31 December 2008	–
	750
Issued, called up and fully paid:	
943,150,383 ordinary shares of US$0.50 each as at 1 January 2007	471
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	2
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	12
971,666,920 ordinary shares of US$0.50 each as at 31 December 2007	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
3,620 ordinary shares issued on the exercise of the convertible borrowings to 31 December 2008	–
977,670,540 ordinary shares of US$0.50 each as at 31 December 2008	488
Share premium:	
At 1 January 2007	9,522
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	183
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	194
As at 31 December 2007	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008	–
As at 31 December 2008	10,308
Own shares:	
6,173,747 ordinary shares of US$0.50 each as at 1 January 2007	(154)
4,000,000 ordinary shares purchased on 31 January 2007 by the ESOP	(185)
9,310,000 ordinary shares purchased in the ECMP during the year	(518)
291,585 ordinary shares purchased during the year	(14)
6,618,641 ordinary shares disposed during the year	220
13,156,691 ordinary shares of US$0.50 each as at 31 December 2007	(651)
6,000,000 ordinary shares purchased on 16 January 2008 by the ESOP	(412)
6,920,000 ordinary shares purchased in July 2008 by the ECMP	(508)
4,664,407 ordinary shares disposed during the year	256
242,702 ordinary shares purchased during the year	(17)
21,654,986 ordinary shares of US$0.50 each as at 31 December 2008	(1,332)

26. Capital and Reserves *continued*

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 87 to 88.

Issue of ordinary shares

On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc (refer to note 29).

Own shares

Own shares comprise shares of Xstrata plc held in the Employee Share Option Plan (ESOP) and shares held by Batiss Investments (Batiss) for the Equity Capital Management Program (ECMP).

The shares acquired by the ESOP are either stock market purchases or share issues from the Company. The ESOP is used to coordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2008, 5,424,986 (2007: 3,846,691) shares, equivalent to 0.5% (2007: 0.4%) of the total issued share capital, were held by the trust with a cost of US$306 million (2007: US$133 million) and market value of US$51 million (2007: US$271 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The shares acquired from the stock market by Batiss and held for the ECMP are used by the Group as a source of financing for future acquisitions, or placed back into the market. The decision as to when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, is considered in light of the Group's funding requirements and capital structure.

Batiss is not permitted to hold more than 10% of the issued share capital of the Company at any one time. Batiss has entered into an option agreement with Xstrata Capital Corporation A V V (Xstrata Capital), a wholly-owned subsidiary within the Xstrata Group, whereby Batiss has granted to Xstrata Capital a right to require Batiss to sell the purchased Xstrata shares to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share. Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital. Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase, but has not chosen to do so in either 2008 or 2007.

Batiss has waived its right to receive dividends on the shares which it holds. At 31 December 2008, 16,230,000 (2007: 9,310,000) shares, equivalent to 1.7% (2007: 1.0%) of the total issued share capital, were held by the trust with a cost of US$1,026 million (2007: US$518 million) and market value of US$152 million (2007: US$656 million). Costs relating to the administration of the trust are expensed in the period in which they are incurred.

Consolidated changes in equity

US$m	Issued capital	Share premium	Own shares	Convertible borrowings – equity component	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Attributable to equity holders of the parent								
At 1 January 2007	471	9,522	(154)	78	4,472	4,057	18,446	1,146	19,592
Recognised income and expenses	–	–	–	–	595	5,472	6,067	326	6,393
Issue of share capital	14	377	(185)	(22)	–	–	184	–	184
Own share purchases	–	–	(532)	–	–	–	(532)	–	(532)
Own share disposals	–	–	220	–	–	(164)	56	–	56
Cost of IFRS 2 equity-settled share-based compensation plans	–	–	–	–	–	62	62	–	62
Acquisition of subsidiaries	–	–	–	–	–	–	–	385	385
Capital injection	–	–	–	–	–	–	–	180	180
Redemption of minority interests	–	–	–	–	(12)	–	(12)	(10)	(22)
Dividends paid	–	–	–	–	–	(443)	(443)	(485)	(928)
Loan reclassification	–	–	–	–	–	–	–	(156)	(156)
At 31 December 2007	485	9,899	(651)	56	5,055	8,984	23,828	1,386	25,214
Recognised income and expenses	–	–	–	–	(3,601)	3,520	(81)	269	188
Issue of share capital	3	409	(412)	–	–	–	–	–	–
Own share purchases	–	–	(525)	–	–	–	(525)	–	(525)
Own share disposals	–	–	256	–	–	(192)	64	–	64
Cost of IFRS 2 equity-settled share-based compensation plans	–	–	–	–	–	245	245	–	245
Modification of share-based awards	–	–	–	–	–	(269)	(269)	–	(269)
Acquisition of subsidiaries	–	–	–	–	–	–	–	80	80
Capital injection	–	–	–	–	–	–	–	122	122
Dividends paid	–	–	–	–	–	(499)	(499)	(221)	(720)
At 31 December 2008	**488**	**10,308**	**(1,332)**	**56**	**1,454**	**11,789**	**22,763**	**1,636**	**24,399**

Other reserves

US$m	Revaluation reserves	Other reserves	Net unrealised gains/ (losses)	Foreign currency translation	Total
At 1 January 2007	1,418	1,241	(81)	1,894	4,472
Revaluation of property, plant and equipment	22	–	–	–	22
Available-for-sale financial assets	–	–	49	–	49
Losses on cash flow hedges	–	–	(261)	–	(261)
Realised losses on cash flow hedges*	–	–	121	–	121
Recycled foreign currency translation net losses	–	–	–	28	28
Redemption of minority interests	–	(12)	–	–	(12)
Foreign currency translation differences	–	–	(2)	672	670
Deferred tax	–	–	(1)	(33)	(34)
At 31 December 2007	1,440	1,229	(175)	2,561	5,055
Available-for-sale financial assets	–	–	(114)	–	(114)
Losses on cash flow hedges	–	–	(157)	–	(157)
Realised losses on cash flow hedges*	–	–	360	–	360
Recycled foreign currency translation net losses	–	–	–	246	246
Foreign currency translation differences	–	–	–	(3,980)	(3,980)
Deferred tax	–	–	(21)	65	44
At 31 December 2008	**1,440**	**1,229**	**(107)**	**(1,108)**	**1,454**

* Realised losses of US$360 million (2007: US$121 million) are included in Revenue in the Income Statement.

26. Capital and Reserves *continued*

Revaluation reserves
This reserve principally records the 'remeasurement' from cost of the 19.9% interest held in Falconbridge Limited (Falconbridge) to the fair value of 19.9% of the identifiable net assets of Falconbridge on 15 August 2006, the date the Group obtained control of Falconbridge.

Other reserves
This reserve principally originated during 2002 from the merger of Xstrata AG into Xstrata plc of US$279 million and the issue of shares from the acquisition of the Duiker and Enex Groups of US$935 million.

Net unrealised gains/(losses) reserve
This reserve records the 'remeasurement' of available-for-sale financial assets to fair value (refer to note 22) and the effective portion of the gain or loss on cash flow hedging contracts (refer to note 23, 30 and 37). Deferred tax is provided on the 'remeasurement' at tax rates enacted or substantively enacted.

Foreign currency translation reserve
This is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the exchange differences from the translation of quasi equity inter-company loans in foreign operations. On disposal or partial disposal of a foreign entity or repayment of a quasi equity loan, the deferred accumulated amount recognised in this reserve is transferred to the income statement.

Minority interest
Minority interest movements in 2008 relate to the acquisition of Resource Pacific (refer note 7) and the subsequent disposal of a 12% interest in the company (refer note 8).

Minority interest movements in 2007 relate to the acquisition of Eland and the finalisation of the provisional Eland acquisition accounting in 2008 (refer note 7), a capital injection to Koniambo Nickel SAS, and the reclassification of a portion of the Koniambo Nickel SAS minority interest to liabilities in accordance with IFRS.

Capital management
The capital of Xstrata plc is the total equity and long-term borrowings (refer note 28), including capital market notes and convertible borrowings (refer note 29) on the Group's balance sheet. The objective of the Company's capital management is to grow and manage a diversified portfolio of metals and mining businesses with the aim of delivering industry-leading returns for its shareholders. The management of the Group's capital is performed by the Board of Directors. There are no externally imposed capital requirements.

27. Trade and Other Payables

US$m	**2008**	2007
Current:		
Trade payables	**1,667**	2,429
Sundry payables	**530**	426
Interest payable	**145**	69
Accruals and other payables	**891**	821
	3,233	3,745
Non-current:		
Accruals and other payables	**29**	54
	29	54
Total	**3,262**	3,799

All current payables are expected to be settled in the next 12 months and non-current payables are expected to be settled over a weighted average life of 12 years (2007: 13 years).

28. Interest-bearing Loans and Borrowings

US$m	2008	2007
Current:		
At amortised cost:		
Bank overdrafts	**11**	79
Syndicated bank loans – unsecured	**–**	481
Bank loans – other unsecured	**84**	41
Capital market notes	**593**	350
Minority interest loans	**17**	–
Preference shares	**64**	149
Obligations under finance leases and hire purchase contracts(i)	**25**	18
	794	1,118
Non-current:		
At amortised cost:		
Syndicated bank loans – unsecured	**6,974**	4,265
Bank loans – other unsecured	**221**	264
Capital market notes	**8,913**	6,338
Minority interest loans	**81**	81
Obligations under finance leases and hire purchase contracts(i)	**85**	114
Preference shares	**–**	199
Other loans	**63**	66
	16,337	11,327
Non-current:		
At amortised cost:		
Convertible borrowings	**331**	327
Total	**17,462**	12,772
Less cash and cash equivalents (refer to note 25)	**(1,156)**	(1,148)
Net debt*	**16,306**	11,624

* Net debt is defined as loans and borrowings net of cash and cash equivalents.
(i) Secured over specific items of plant and equipment (refer to note 16).

Existing facilities in 2008
The Xstrata Group has entered into the bank loans as described below:

Syndicated bank loans
On 25 July 2007, the Group entered into a guaranteed US$4,680 million multi-currency revolving syndicated loan facility (Syndicated Facilities Agreement). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 27.5 basis points per annum. The facility matures on 31 July 2012. As of 31 December 2008, US$195 million was available to be drawn under this facility.

On 6 October 2008, the Group entered into a US$5,000 million multi-currency revolving syndicated loan facility (Club Facility). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility matures on 30 September 2011. As at 31 December 2008, US$2,452 million was available to be drawn under this facility. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million.

Repaid facilities in 2008
On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum.

On 8 October 2007, the Group entered into a guaranteed US$2,000 million 364-day revolving loan facility. Draw downs had been made to partly fund the acquisitions of Anvil Hill, Austral Coal Limited and Eland Platinum Holdings Limited. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was refinanced during 2008.

On 6 December 2007, the Group entered into a guaranteed US$1,500 million 364-day revolving loan facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was refinanced during 2008.

28. Interest-bearing Loans and Borrowings *continued*

Repaid facilities in 2007

In connection with the Falconbridge acquisition in August 2006, Xstrata plc and certain subsidiaries of the Group entered into the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement. The purpose of these agreements was to meet the financing requirements of the Falconbridge Offer and to subsequently act as the Group's principal bank facilities following the Falconbridge acquisition.

> The Acquisition Facilities Agreement was a US$9,500 million committed multi-currency syndicated loan with facilities which consisted of: (i) a 36-month term loan facility for US$3,353 million; (ii) a 60-month-and-one-day term loan facility for US$1,117 million; (iii) a 60-month revolving loan facility for US$3,353 million; and (iv) a 364-day term loan facility for US$1,677 million with the ability to extend by 364 days. Interest was payable on the loans at a rate which was based on LIBOR plus the relevant margins, which were initially between 50 and 70 basis points per annum. The Group was liable to pay a commitment fee on the undrawn portion of the syndicated loan facility at a rate per annum equal to 35% of the applicable margin payable on the three- and five-year tranches and 30% of the applicable margin on the 364-day tranche. This facility was fully repaid in July 2007 using the US$4,680 million syndicated loan described and defined above.

Capital market notes

As at 31 December 2008, other unsecured private placements included:

Facility	Denomination	**At 31 Dec 08 US$m**	Fixed or floating interest rate	**Effective interest rate % in 2008**	Maturity	At 31 Dec 07 US$m	Effective interest rate % in 2007
Series A senior unsecured notes[(a)]	US$	**–**	Fixed	**5.90**	Jun 08	152	5.90
Series B senior unsecured notes[(a)]	US$	**39**	Fixed	**6.75**	Jun 11	53	6.75
Series B senior unsecured notes[(a)]	US$	**52**	Fixed	**7.00**	Jun 11	53	7.00
Unsecured notes[(b)]	US$	**499**	Floating	**3.41**	Nov 09	499	5.75
Unsecured notes[(b)]	US$	**810**	Fixed	**5.50**	Nov 11	771	5.50
Unsecured notes[(b)]	US$	**1,187**	Fixed	**5.80**	Nov 16	1,024	5.80
Unsecured notes[(c)]	EUR	**754**	Fixed	**4.88**	Jun 12	741	4.88
Unsecured notes[(c)]	EUR	**774**	Fixed	**5.25**	Jun 17	738	5.25
Unsecured notes[(d)]	US$	**494**	Fixed	**6.90**	Nov 37	495	6.90
Unsecured notes[(e)]	EUR	**1,096**	Fixed	**5.88**	May 11	–	–
Unsecured notes[(e)]	EUR	**881**	Fixed	**6.25**	May 15	–	–
Unsecured notes[(e)]	GBP	**774**	Fixed	**7.38**	May 20	–	–
Senior debentures[(f)(h)]	CAD	**–**	Fixed	**4.89**	Dec 08	184	4.89
Senior debentures[(f)]	US$	**337**	Fixed	**6.03**	Feb 11	329	6.03
Senior debentures[(f)]	US$	**277**	Fixed	**5.88**	Jun 12	270	5.88
Senior debentures[(f)]	US$	**311**	Fixed	**6.06**	Jul 12	314	6.06
Senior debentures[(f)]	US$	**406**	Fixed	**6.34**	Oct 15	348	6.34
Senior debentures[(f)]	US$	**265**	Fixed	**6.16**	Jun 15	248	6.16
Senior debentures[(f)]	US$	**237**	Fixed	**6.39**	Jun 17	236	6.39
Senior debentures[(f)]	US$	**233**	Fixed	**6.77**	Jun 35	233	6.77
Commercial paper[(g)]	US$	**80**	Fixed	**2.75**	April 13	–	–
		9,506				6,688	

(a) An Australian subsidiary has designated the series A and B senior unsecured notes as a fair value hedge of an investment in South America (refer to note 37). The hedge is being used to reduce exposure to foreign currency risk.

(b) In November 2006, the Group issued US$2,250 million of guaranteed capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million 10-year note at a fixed interest rate of 5.8%, a US$750 million five-year note at a fixed interest rate of 5.5% and a US$500 million three-year note that bears interest at a rate based on LIBOR plus 35 basis points.

(c) In June 2007, the Group issued a two-tranche EUR1,000 million guaranteed bond offering, comprising EUR500 million 4.875% fixed guaranteed notes due 2012 and EUR500 million 5.25% fixed guaranteed notes due 2017. These bonds have been swapped to US dollars. The swaps have been accounted for as cash flow hedges with an unrealised gain of US$47 million (2007: US$112 million) at 31 December 2008 (refer to note 37).

(d) In November 2007, the Group issued guaranteed 30-year notes of US$500 million bearing interest at a fixed rate of 6.9%.

(e) In May 2008, the Group issued a two-tranche EUR1,350 million guaranteed bond offering, comprising EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008, the Group issued a guaranteed bond offering of GBP500 million 7.375% fixed guaranteed notes due 2020. These bonds have been swapped to US dollars. The swaps have been accounted for as cash flow hedges with an unrealised loss of US$482 million at 31 December 2008 (refer to note 37).

(f) The guaranteed senior debentures were assumed by the Group through the acquisition of Falconbridge in 2006. Pursuant to the terms of the note indentures as amended by supplemental indentures, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the senior debentures.

(g) In February 2008, the Group entered into a US$1,000 million commercial paper programme facility, with maturities of up to 12 months. Interest is payable on the notes at a rate which is based on LIBOR.

(h) Repaid with proceeds of a drawing from the Syndicated Facility.

A portion of the fixed interest rate of the Unsecured notes and Senior debentures has been swapped to a floating rate. The swaps have been accounted for as fair value hedges with an unrealised gain of US$671 million (2007: US$102 million gain) at 31 December 2008 (refer to note 37). Hedging ineffectiveness during 2008 resulted in other financial income of US$45 million. There has been no significant impact on income in 2007 as a result of hedge ineffectiveness.

Preference shares
As at 31 December 2008, unsecured preference shares included:

Facility	Denomination	**At 31 Dec 08 US$m**	Fixed or floating interest rate	Interest rate %	Maturity	At 31 Dec 07 US$m	Effective interest rate % in 2007
Preference shares series 2*	CAD	**–**	Floating		Jun 12	120	5.88
Preference shares series 3	CAD	**64**	Fixed	4.58	Mar 09	79	4.58
Preference shares series H	CAD	**–**	Fixed	6.50	Mar 08	149	6.50
		64				348	

* Holders of Preference shares series 2 had the right to convert their shares into Preference shares series 3 in March 2009, subject to certain conditions.

The preference shares were assumed by the Group through the acquisition of Falconbridge in 2006. The Group completed the redemption of all of the outstanding preferred shares, series H for a cash consideration of CAD150 million (US$148 million) in June 2008. The Group completed the redemption of all of the outstanding preferred shares, series 2 for a cash consideration of CAD122 million (US$120 million) in July 2008. Pursuant to the terms of a guarantee indenture, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the preference shares. The preference shares are classified within interest-bearing loans and borrowings because in the majority of cases the cumulative dividends must be paid for an indefinite period and/or the shares are transferable into a variable number of equity instruments.

Bank loans – other unsecured
Other bank loans include:

> Debts of proportionally consolidated joint ventures of US$139 million (2007: US$139 million) which bear interest at a rate based on LIBOR plus 175 basis points, repayable in September 2012 and US$122 million (2007: US$163 million) which bear interest at a rate based on LIBOR plus 31 basis points, repayable by December 2011;

> US$ denominated borrowings of US$43 million (2007: US$nil) that are subject to floating interest rates based on Canadian Deposit Offering Rate (CDOR) plus 110 basis points, repayable by January 2009; and

> ZAR denominated borrowings of US$1 million (2007: US$3 million) that are subject to floating interest rates based on Johannesburg inter-bank acceptance rate (JIBAR), repayable by December 2010.

Bank overdrafts – unsecured
The Group has bank overdrafts that are subject to local and US$ prime floating interest rates in which they have been drawn down. The majority of the bank overdrafts are denominated in Canadian and US dollars.

Minority interest loans
Minority interest loans include US$81 million (2007: US$81 million) advanced to Minera Alumbrera Limited to fund operations that are subject to a fixed rate of 7.2% per annum (2007: 7.2% per annum), repayable by May 2012.

Minority interest loan of US$17 million advanced to Resource Pacific that is subject to a floating rate based on the Reserve Bank of Australia cash rate plus 2.0% per annum, no fixed repayment date but expected to be repaid within the next 12 months.

Other loans
Other loans include:

> AUD denominated loans of US$57 million (2007: US$54 million) payable to Western Mining Corporation Resources International Limited and Indophil Resources Limited for the Tampakan copper project (refer note 7). The loan is subject to a fixed rate of interest of 4%, payable quarterly with no fixed repayment date and is not payable within 12 months; and

> Loan of US$6 million from Cantabria Government and Spanish Ministry of Industry & Energy, unsecured and interest free.

29. Convertible Borrowings

US$m	**2008**	2007
Convertible bond	**331**	327
	331	327

Convertible bonds
On 15 August 2003, Xstrata Capital Corporation AVV issued US$600 million of Convertible bonds, due 15 August 2010, convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible bonds were guaranteed by the Company and were issued at par and bore a coupon of 3.95% per annum. On issue, they were convertible at any time after 26 September 2003 at the option of the holder into 61,180,977 ordinary shares in Xstrata plc based on a conversion price of GBP6.10 (US$9.81 converted into GBP at a fixed exchange rate) per ordinary share, a 39.6% premium to the closing price of Xstrata plc's ordinary shares on 1 August 2003. During 2006, 64.3% of the US$600 million of convertible bonds was converted by the holders. Following the conversions that occurred during 2006 and rights issue in October 2006, the remaining number of ordinary shares that could be issued under the bond at 31 December 2006 was 24,516,537 and as a result of the rights issue the conversion price was adjusted to GBP5.44 (US$8.75 converted into GBP at a fixed exchange rate).

29. Convertible Borrowings *continued*

During 2007, the remainder of the bond was converted at the option of the holder. As a result of this conversion, 100% of the bond had been converted.

On 6 September 2005, Xstrata Capital Corporation AVV issued a US$375 million Convertible Debenture to Brookfield, due 14 August 2017, convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible Debenture was guaranteed by the Company and was issued at par, with a coupon of 4.0% per annum. On issue it was convertible at any time on or after 14 August 2006 at the option of the holder into 12,100,332 ordinary shares in Xstrata plc based on a conversion price of GBP17.13 (US$30.99 converted into GBP at a fixed exchange rate) per ordinary share, representing a 35% premium to the closing price of Xstrata plc's ordinary shares on 11 August 2005. Following the rights issue in October 2006, the total number of ordinary shares that could have been converted was increased to 13,575,432 and the conversion price was adjusted to GBP15.27 (US$27.62 converted into GBP at a fixed exchange rate). On the giving of not less than 30 days' notice, the Convertible Debenture could have been called by the Group at par plus accrued interest, at any time after 14 August 2010. Unless previously converted, redeemed or cancelled, the 2017 Convertible Debenture was redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest. On 13 October 2006, the Convertible Debenture was cancelled and a 2017 Convertible Bond was issued to the holder of the Convertible Debenture. The terms of the Convertible Bond are consistent with those of the cancelled Convertible Debenture. On 16 October 2006, the Financial Services Authority approved the admission to the Official List by way of block listing of 13,575,432 ordinary shares of US$0.50 each to be issued upon conversion of the 2017 Convertible Bond. The 2017 Convertible Bond is listed on the Professional Securities Market of the London Stock Exchange.

The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.74% per annum.

During 2008, 0.03% of the US$375 million of convertible bonds was converted by the holders (refer to note 26). Following the conversions that occurred during 2008, the remaining number of ordinary shares that could be issued under the bond at 31 December 2008 was 13,571,812.

There were no conversions during 2007.

30. Derivative Financial Liabilities

US$m	**2008**	2007
Current:		
At fair value:		
Commodity cash flow hedges	**65**	192
Foreign currency cash flow hedges	**8**	–
Other commodity derivatives	**9**	13
Other foreign currency derivatives	**120**	–
	202	205
Non-current:		
At fair value:		
Commodity cash flow hedges	**–**	58
Foreign currency cash flow hedges	**482**	–
Fair value interest rate swap hedge	**–**	6
Other foreign currency derivatives	**79**	142
Other interest rate swaps	**8**	–
	569	206
Total	**771**	411

31. Other Financial Liabilities

US$m	**2008**	2007
Non-current:		
At fair value:		
Loans to joint venture partners	**334**	195
At amortised cost:		
Loans to development project partners	**349**	156
Total	**683**	351

Loans to Joint Venture Partners
ZAR denominated loans of US$334 million (2007: US$152 million) payable to ARM Coal. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not callable within 12 months.

ZAR denominated loans of US$nil (2007: US$43 million) payable to Kagiso Trust Investments for the Mototolo project in South Africa. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date.

Loans to Development Project Partners
US$ denominated loans of US$349 million (2007: US$156 million) payable to Société Minière du Sud Pacifique for the Koniambo nickel project. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not payable within 12 months.

32. Provisions

US$m	**Employee entitlements**	**Share-based compensation plans**	**Post-retirement medical plans**	**Rehabilitation costs**	**Onerous contracts**	**Other**	**2008**
At 1 January	**414**	**102**	**481**	**1,533**	**120**	**169**	**2,819**
Acquisitions	**7**	**–**	**–**	**12**	**195**	**–**	**214**
Arising during the year	**222**	**163**	**36**	**28**	**50**	**208**	**707**
Discount unwinding	**10**	**–**	**–**	**91**	**8**	**–**	**109**
PPE asset adjustment	**–**	**–**	**–**	**195**	**–**	**–**	**195**
Discontinued operations and disposals	**–**	**–**	**–**	**(8)**	**–**	**–**	**(8)**
Utilised	**(158)**	**(10)**	**(154)**	**(165)**	**(119)**	**(179)**	**(785)**
Unused amounts reversed	**(6)**	**(239)**	**(15)**	**(15)**	**–**	**–**	**(275)**
Translation adjustments	**(59)**	**–**	**(3)**	**(120)**	**(56)**	**(4)**	**(242)**
At 31 December	**430**	**16**	**345**	**1,551**	**198**	**194**	**2,734**
Current	**282**	**–**	**–**	**36**	**54**	**125**	**497**
Non-current	**148**	**16**	**345**	**1,515**	**144**	**69**	**2,237**
	430	**16**	**345**	**1,551**	**198**	**194**	**2,734**

US$m	Employee entitlements	Share-based compensation plans	Post-retirement medical plans	Rehabilitation costs	Onerous contracts	Other	2007
At 1 January	352	58	413	1,240	42	238	2,343
Acquisitions	15	–	–	8	90	–	113
Arising during the year	228	44	32	123	–	61	488
Discount unwinding	6	–	–	83	–	2	91
PPE asset adjustment	–	–	–	122	–	–	122
Discontinued operations and disposals	(6)	–	(12)	–	–	(19)	(37)
Utilised	(190)	–	(27)	(75)	(12)	(86)	(390)
Unused amounts reversed	–	–	–	–	–	(30)	(30)
Translation adjustments	9	–	75	32	–	3	119
At 31 December	414	102	481	1,533	120	169	2,819
Current	244	–	–	4	–	96	344
Non-current	170	102	481	1,529	120	73	2,475
	414	102	481	1,533	120	169	2,819

Employee entitlements
The employee entitlement provisions mainly represent the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilised as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Current employee entitlements include excess short-term leave entitlements and the portion of non-current employee entitlements that are expected to be incurred within 12 months. Non-current entitlements include long service leave entitlements which are payable upon an employee attaining a certain period of service and workers compensation provisions. For some entitlements, amounts will also be recovered from an independent fund (refer to note 19). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 12 years (2007: eight years).

32. Provisions *continued*

Share-based compensation plans
The Group has granted various share-based compensation plans to certain executives and senior employees that will be cash-settled (refer to note 35). The intrinsic value of the cash-settled share-based compensation plans that had vested at 31 December 2008 was US$6 million (2007: US$86 million).

Post-retirement medical plans
The Group operates unfunded post-retirement medical benefit plans in North America and a comparatively smaller plan in South Africa for a number of current and former employees. Independent qualified actuaries using the projected unit credit method assess the accumulated benefit obligation and annual cost of accrued benefits. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 12 years (2007: 13 years) (refer to note 35).

Rehabilitation costs
Rehabilitation provision represents the estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 26 years (2007: 25 years) (refer to note 24).

Onerous contracts
Onerous contract provisions represent the restatement of various long-term contracts to their current market value at the acquisition date of subsidiaries. These provisions are expected to be utilised over a weighted average life of 10 years (2007: seven years).

Other
Other includes provisions for litigation of US$60 million (2007: US$79 million) and restructuring of US$28 million (2007: US$13 million). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of two years (2007: three years).

33. Other Liabilities

US$m	**2008**	2007
Current:		
Deferred income	**35**	45
	35	45
Non-current:		
Deferred income	**105**	78
	105	78

34. Commitments and Contingencies

Operating lease commitments – Group as lessee
The Group has entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of four years (2007: seven years) with renewal terms at the option of the lessee at lease payments based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases. Future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

US$m	**2008**	2007
Within one year	**46**	42
After one year but not more than five years	**102**	95
More than five years	**28**	26
	176	163

Finance lease and hire purchase commitments
The Group has entered into finance leases and hire purchase contracts for various items of plant and machinery. The majority of these leases include a residual balloon payment at the end of the lease term and title passing to the Group. Future minimum lease payments under finance leases and hire purchase contracts together with the future finance charges as at 31 December are as follows:

US$m	**Undiscounted minimum payments 2008**	**Present value of minimum payments 2008**	Undiscounted minimum payments 2007	Present value of minimum payments 2007
Within one year	**31**	**25**	27	18
After one year but not more than five years	**65**	**49**	100	74
More than five years	**54**	**36**	56	40
Total minimum lease payments	**150**	**110**	183	132
Less amounts representing finance lease charges	**(40)**	**–**	(51)	–
Present value of minimum lease payments	**110**	**110**	132	132

Capital commitments
Amounts contracted for but not provided in the financial statements amounted to US$1,701 million (2007: US$1,455 million), including:

> Xstrata Coal US$52 million for longwall equipment at Oaky, US$34 million for five electric shovels at Cerrejón, US$1 million (2007: US$170 million) for the development of the Goedgevonden open cut coal mine, US$6 million (2007: US$53 million) for a dragline at the Wondoan project, US$nil (2007: US$53 million) for the Wollombi development and US$nil (2007: US$51 million) for a coal-handling preparation plant upgrade at Liddell;

> Xstrata Nickel US$839 million (2007: US$320 million) for the Koniambo project and US$5 million (2007: US$78 million) for the Nickel Rim South project; and

> Xstrata Zinc US$27 million (2007: US$109 million) for the development of an open cut mine at Mount Isa.

The balance of the other amounts contracted for but not provided relates to various minor commitments around the Group, mainly for the purchase of new property, plant and equipment.

Included in the above is US$195 million (2007: US$350 million) representing the Group's share of the capital commitments that have been incurred jointly with other venturers.

Finance leases entered into after 31 December 2008 amounted to US$nil (2007: US$nil).

Guarantees
Xstrata Coal Australia has contracted US$492 million (2007: US$588 million) for rail take or pay commitments, US$341 million (2007: US$450 million) for port take or pay commitments, performance guarantees to customers and suppliers under contracts for supply of coal and services for US$34 million (2007: US$24 million) and guarantees to the New South Wales and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof US$203 million (2007: US$215 million).

Xstrata Coal South Africa has issued guarantees to the Department of Minerals and Energy to obtain certain prospecting permits of US$52 million (2007: US$70 million) and performance guarantees to suppliers of US$6 million (2007: US$8 million).

Xstrata Alloys has issued guarantees to Eskom for power usage and early termination of power usage of US$18million (2007: US$17 million) and to the Department of Mineral and Energy Mineral Resources, municipalities and governmental boards in respect of various mining leases and the performance thereof for US$21 million (2007: US$19 million).

Xstrata Copper, Xstrata Zinc and Xstrata Technology Australia have issued performance guarantees to customers for US$27 million (2007: US$53 million) and guarantees to the Queensland Departments for Mineral Resources and other government agencies in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences US$161 million (2007: US$105 million).

Xstrata Nickel has issued guarantees for energy contracts of US$95 million (2007: US$153 million).

Xstrata Zinc has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreement of US$22 million (2007: US$32 million), and to suppliers of US$17 million (2007: US$nil). It has provided bank guarantees to the Northern Territory government for rehabilitation costs of US$54 million (2007: US$49 million).

Xstrata Zinc has issued bank guarantees in Spain of US$54 million (2007: US$107 million).

Northfleet has issued bank guarantees to H M Customs and Excise in respect of the transport of Lead Slag for US$1 million (2007: US$nil).

A letter of credit of US$166 million (2007: US$205 million) has been given for the pension liabilities of the Group's Canadian operations.

Letters of credit have been issued to the Canadian government for rehabilitation costs of US$40 million (2007: US$38 million).

Included in the above is US$1,097 million (2007: US$1,730 million) representing the Group's share of guarantees that have been incurred jointly with other venturers.

35. Employee Benefits

Share-based payments
The expense recognised for share-based payments during the year is shown in the following table:

US$m	2008	2007
Expense arising from equity-settled transactions	**245**	62
Expense arising from cash-settled transactions	**(239)**	44
Total expense arising from share-based payment transactions	**6**	106

The Group operates a number of share-based payment plans which are outlined below. With the exception of the AVP that was modified in May 2008 as discussed below, there have been no cancellations or modifications to any of the plans during 2008 or 2007.

Xstrata plc Long-Term Incentive Plan (LTIP)
The LTIP has two elements:

(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) An option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

All LTIP awards that vest are subject to the satisfaction of certain performance criteria being met over a three-year performance period. The 2003 LTIP awards are only subject to the Total Shareholder Return (TSR) performance criteria. Half of the options and free share awards granted in 2004 and 2005 are conditional on TSR relative to a peer group, with the remainder conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period. The allocation of performance criteria pertaining to the options and free share awards granted in 2006, 2007 and 2008 is summarised in the following table:

Award	Employees	Number	% TSR	% cost savings	TSR	Cost savings
2008:						
Options	Corporate	986,035	50%	50%	493,017	493,018
	Business units	2,154,539	25%	75%	538,635	1,615,904
		3,140,574			1,031,652	2,108,922
Free shares	Corporate	295,810	50%	50%	147,905	147,905
	Business units	646,367	25%	75%	161,592	484,775
		942,177			309,497	632,680
2007:						
Options	Corporate	1,140,952	50%	50%	570,476	570,476
	Business units	2,117,638	25%	75%	529,410	1,588,228
		3,258,590			1,099,886	2,158,704
Free shares	Corporate	342,286	50%	50%	171,143	171,143
	Business units	635,287	25%	75%	158,822	476,465
		977,573			329,965	647,608
2006:						
Options	Corporate	1,048,144	50%	50%	524,072	524,072
	Business units	1,764,060	25%	75%	441,015	1,323,045
		2,812,204			965,087	1,847,117
Free shares	Corporate	314,444	50%	50%	157,222	157,222
	Business units	538,092	25%	75%	134,523	403,569
		852,536			291,745	560,791

For the awards conditional on TSR, one-half of the award will vest if TSR growth is at the median of the specified peer group, the full award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for below median performance. For the awards where vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 10% of the award will vest for 1% cost savings, 70% for 2% cost savings and all awards for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur if cost savings are less than 1%. Real cost savings are measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price-linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments. No other features of the LTIP awards are incorporated into the measurement of fair value.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price which is based on the closing market price of an ordinary share seven trading days prior to the date of grant.

Of the below options, 1.9 million (2007: 2.0 million) are accounted for as cash-settled share-based awards whilst the remainder of the LTIP awards are equity-settled (refer to note 32).

The movement in the number of free ordinary shares and share options is as follows:

Free shares

	2008 No	**2008 WAEP**	2007 No	2007 WAEP
Outstanding as at 1 January	**3,247,747[1]**	**N/A**	4,129,365[1]	N/A
Granted during the year	**942,177**	**N/A**	977,573	N/A
Forfeited during the year	**(48,835)**	**N/A**	(54,491)	N/A
Exercised during the year	**(1,375,891)[3]**	**N/A**	(1,804,700)[2]	N/A
Outstanding as at 31 December	**2,765,198**	**N/A**	3,247,747	N/A
Exercisable 31 December	**–**	**N/A**	–	N/A

1 All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.
2 The weighted average share price at the date of exercise of these awards was GBP23.63.
3 The weighted average share price at the date of exercise of these awards was GBP36.98.

The weighted average remaining contractual life for the free shares outstanding as at 31 December 2008 is 8.2 years (2007: 8.1 years).

The weighted average fair value of free shares granted during the year was US$60.46 (2007: US$38.23).

Share options

	2008 No	**2008 WAEP**	2007 No	2007 WAEP
Outstanding as at 1 January	**13,194,997**	**GBP13.73**	14,450,730	GBP9.26
Granted during the year	**3,140,574**	**GBP35.36**	3,258,590	GBP24.00
Forfeited during the year	**(129,724)**	**GBP24.52**	(182,323)	GBP13.21
Exercised during the year	**(2,877,142)[2]**	**GBP9.18**	(4,332,000)[1]	GBP6.49
Outstanding as at 31 December	**13,328,705[3]**	**GBP19.70**	13,194,997[3]	GBP13.73
Exercisable at 31 December	**4,069,712**	**GBP7.58**	2,402,460	GBP5.89

1 The weighted average share price at the date of exercise of these options was GBP25.58.
2 The weighted average share price at the date of exercise of these options was GBP39.67.
3 All the share options included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments, except for 65,708 options issued in 2002.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2008: 7.4 years (2007: 7.7 years).

The weighted average fair value of options granted during the year was US$21.39 (2007: US$13.93).

The range of exercise prices for options outstanding at the end of the year was GBP3.22 to GBP35.36 (2007: GBP3.22 to GBP24.00).

The following table lists the inputs to the models used to measure the fair value of equity-settled awards granted:

	Date of grant 2008	Date of grant 2007
Dividend yield (%)	**0.8**	1.5
Expected volatility (%)	**36**	35
Risk-free interest rate (%)	**4.1**	5.1
Earliest exercise date	**04 Apr 11**	15 Mar 10
Latest exercise date	**03 Apr 18**	14 Mar 17
Expected exercise date	**19 Jan 12**	27 Nov 10
Share price at date of grant (GBP)	**37.06**	24.25
Exercise price (GBP)	**35.36**	24.00
Free share fair value at date of grant (GBP)	**30.33**	19.73
Option fair value at date of grant (GBP)	**11.07**	6.74

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Both the free shares and the equity-settled options are equity-settled plans and the fair value is measured at the date of grant.

The fair value of the cash-settled options is measured at the date of grant and at each reporting date until the liability is settled, using binomial models, taking into account the terms and conditions of the award.

35. Employee Benefits *continued*

Xstrata AG incentive plan
With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options had a two-year vesting period followed by a three-year exercise period. The exercise price was the share price at the date of granting of the share options. There were no other conditions attaching to these options and they could be cash-settled by the holder. No further options were granted under this incentive plan. All of the options below were accounted for as cash-settled share-based awards. The movement in the number of share options are as follows:

	2008 No	**2008 WAEP**	2007 No	2007 WAEP
Outstanding as at 1 January	**–**	**–**	14,320[1]	CHF13.41
Exercised during the year	**–**	**–**	(14,320)[2]	CHF13.41
Outstanding as at 31 December	**–**	**–**	–	–
Exercisable at 31 December	**–**	**–**	–	–

1 All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.
2 The weighted average share price at the date of exercise of these options was CHF56.96.

The weighted average remaining contractual life for the share options outstanding as at 1 January 2007 was 0.1 years.

No new shares were granted during the year.

Directors' service contracts
Options were granted to two executive directors pursuant to the terms on which they were recruited. The options are to be equity-settled. The exercise price is the share price at the date of granting of the share options. The final scheme vested in January 2007 and each scheme has an exercise period of seven years. If the holder ceases to be employed by the Group for any reason, they may exercise any vested options within six months of such cessation, after which the options lapse. Any unvested options will lapse if the holder is dismissed lawfully under the terms of their contract or if they voluntarily resign except where they have a valid reason to terminate their employment as defined in their employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months. In all other cases, they will remain exercisable for a period of six months.

The movement in the number of share options are as follows:

	2008 No	**2008 WAEP**	2007 No	2007 WAEP
Outstanding as at 1 January	**1,142,492**	**GBP4.25**	1,242,492	GBP4.36
Exercised during the year	**(148,498)[1]**	**GBP5.68**	(100,000)[2]	GBP5.68
Outstanding as at 31 December	**993,994**	**GBP4.03**	1,142,492	GBP4.25
Exercisable at 31 December	**993,994**	**GBP4.03**	1,142,492	GBP4.25

1 The weighted average share price at the date of exercise of these options was GBP41.57.
2 The weighted average share price at the date of exercise of these options was GBP27.62.

The above share options have not been accounted for in accordance with IFRS 2 Share-based Payments as the options were granted on or before 7 November 2002 and have not been subsequently modified.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2008 is 4.2 years (2007: 5.4 years).

No new shares were granted during the year.

The range of exercise prices for options outstanding at the end of the year was GBP3.84 to GBP4.22 (2007: GBP3.84 to GBP5.68).

Deferred bonus
As detailed in the Directors' Remuneration Report on pages 98 to 107, the maximum bonus payable under the Bonus Plan for executive directors and the members of the Executive Committee is 300% of salary. Bonuses are payable in three tranches as follows:

> the maximum bonus, which any one participant is eligible to receive in cash, will be limited to 100% of the individual's base salary;

> any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and

> any remaining bonus will be deferred for a period of two years.

The deferred elements will take the form of awards of Xstrata shares conditional on the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made. The deferred elements have been treated as an equity-settled share-based payment in accordance with IFRS 2.

In 2005 the Xstrata Remuneration Committee resolved that during the bonus deferral period dividend equivalents would accrue in relation to the deferral, to be delivered at the end of the deferral period and subject to the deferral award vesting.

As dividend equivalents are receivable on the deferred amounts, the fair value of the deferral is technically equal to the value of the bonuses deferred.

The following deferred bonus awards have been made:

	2008	2007	2006
Market value of deferred bonus award (US$m)	**10**	16	13
Number of shares purchased	**–***	242,702	291,585

* At the date of signing the financial statements, the shares were yet to be purchased in the market.

Directors' Added Value Plan (AVP)
The AVP is a long-term incentive and retention plan for the Chief Executive which rewards outperformance in creating additional long-term shareholder value over the value created by Xstrata plc's peer companies and aligns interests with shareholders by means of share ownership. Performance is assessed over periods of three years and five years from the date of award of each cycle and is based upon the growth in the Company's TSR over the relevant performance period relative to an index of global mining companies, which form the Xstrata TSR Index. A description of the performance requirements and the vesting schedule of the plan are detailed within the Directors' Remuneration Report on pages 98 to 107. The first cycle of the AVP began on 9 May 2005, the second began on 10 March 2006, the third began on 15 March 2007 and the fourth began on 26 March 2008. The AVP will terminate on 9 May 2010, after which no further awards will be granted.

For the 2008 plan cycle, the market capitalisation on 26 March 2008 was US$76.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$70.50. For the 2007 plan cycle, the market capitalisation on 15 March 2007 was US$45.2 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$46.77. For the 2006 plan cycle, the market capitalisation on 10 March 2006 was US$18.6 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$29.39. For the 2005 plan cycle, the market capitalisation on 9 May 2005 was US$11.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$18.00. On 6 May 2008, amendments to the rules of the AVP, as outlined in the Directors' Remuneration Report in the 2007 Annual Report on page 126, were approved at the Xstrata Annual General Meeting. In May 2008, 50% of the interim award of the 2005 AVP cycle was cash-settled as detailed in the Directors' Remuneration Report on pages 98 to 107. The remaining 50% of the interim award of the 2005 AVP cycle is deferred in equal portions for one and two years and its value moves in accordance with the Company's share price. At 31 December 2008, the fair value of this deferred award was US$13 million.

Under IFRS 2, at the grant date of 9 May 2005, the fair value of any potential award for the 2005 plan was US$7 million, using a Monte Carlo simulation model to incorporate the market-based features of the plan. At the grant date of 10 March 2006, the fair value of any potential award for the 2006 plan was US$7 million; at the grant date of 15 March 2007, the fair value of any potential award for the 2007 plan was US$19 million; and the fair value of any potential award of the 2008 share-based payment was US$120 million, estimated at the grant date of 26 March 2008, using a Monte Carlo simulation model. At current performance, no payment would be made under the 2006, 2007 or 2008 AVP plans. During the year, it was determined that the AVP should be accounted for as a cash-settled share-based payment to reflect the expected form of settlement. Accordingly, a provision was recognised based on the fair value of each award adjusted for the vesting period yet to lapse using a Monte Carlo simulation model. At 31 December 2008, the fair value of all unvested AVP awards was US$14 million and the total provision held at 31 December 2008 for the AVP was US$10 million (refer to note 32).

The following table lists the inputs to the models used to measure the fair value of the AVP award granted:

	2008		2007	
	Xstrata plc	**Xstrata Share Indices[1]**	Xstrata plc	Xstrata Share Indices[1]
Dividend yield (%)	**N/A**	**N/A[2]**	N/A	N/A[2]
Expected volatility to interim vesting (%)	**40**	**31**	N/A	N/A
Expected volatility to final vesting (%)	**37**	**28**	38	25
Risk-free interest rate to interim vesting (%)	**4.1**	**4.1**	N/A	N/A
Risk-free interest rate to final vesting (%)	**4.2**	**4.2**	5.2	5.2
Third anniversary of start of cycle	**26 March 2011**	**26 March 2011**	15 March 2010	15 March 2010
Fourth anniversary of start of cycle	**26 March 2012**	**26 March 2012**	15 March 2011	15 March 2011
Fifth anniversary of start of cycle	**26 March 2013**	**26 March 2013**	15 March 2012	15 March 2012
Sixth anniversary of start of cycle	**26 March 2014**	**26 March 2014**	N/A	N/A

1 There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising 14 global mining firms (2007: 15 global mining firms) considered to be Xstrata's key competitors for both financial and human capital. The other is a market capitalisation price index comprising the same global mining firm constituents.
2 When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 2.3% (2007: 2.5%) has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required.

35. Employee Benefits *continued*

The following table lists the ranges of inputs to the models used to measure the fair value of each unvested cycle of the AVP awards amended on 6 May 2008:

	Xstrata plc	Xstrata Share Indices[1]
Dividend yield (%)	N/A	N/A[2]
Expected volatility to interim vesting (%)	42 – 49	33 – 38
Expected volatility to final vesting (%)	38 – 44	29 – 34
Risk-free interest rate to interim vesting (%)	4.4 – 4.5	4.4 – 4.5
Risk-free interest rate to final vesting (%)	4.4 – 4.5	4.4 – 4.5

1 There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising relevant global mining firms who are considered to be Xstrata's key competitors for both financial and human capital at the commencement of each cycle. The other is a market capitalisation price index comprising the same global mining firm constituents.
2 When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 1.9% has been used. For the simulation of Xstrata's TSR and the TSR Index a dividend yield is not required.

The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome. The AVP is not an award over a fixed number of shares.

Pensions and Other Post-employment Benefit Plans
The net expense recognised in the income statement for the year ended 31 December:

US$m	**2008**	2007
Defined benefit pension plans	**39**	14
Defined contribution pension plans	**109**	110
Post-retirement medical plans	**40**	32
	188	156

Defined Contribution Pension Plans
The Group participates in a number of defined contribution pension plans and industry-wide schemes covering the majority of its employees. The assets are held separately from those of the Group and are generally invested with insurance companies and regulated by local legislation.

Post-retirement Medical Plans
The Group participates in a number of post-retirement medical benefits. All material post-retirement medical benefit liabilities are in North America with smaller exposures in South Africa. Independent qualified actuaries assess the accumulated benefit obligation and annual cost of accrued benefits using the projected unit credit method. The actuaries have updated the valuations to 31 December 2008.

Defined Benefit Pension Plans
The Group contributes to defined benefit pension plans for a number of its employees. Independent professionally qualified actuaries assess the pension costs and funding of these plans using the projected unit method. The actuaries have updated the valuations to 31 December 2008. All significant pension assets and liabilities are in North America.

The following tables summarise the components of the net expense recognised in cost of sales in the income statement and the funded status and amounts recognised in the balance sheet for the defined benefit pension plans and post-retirement medical plans.

The weighted average principal economic assumptions used to determine the actuarial values are as follows:

	Pension plans 2008	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Rate of salary increases	**3.1%**	**–**	3.8%	–
Rate of pension increases	**2.7%**	**–**	3.2%	–
Expected rate of return on plan assets:				
Equities	**9.1%**	**–**	9.1%	–
Bonds	**5.2%**	**–**	4.6%	–
Total	**6.5%**	**–**	6.9%	–
Discount rate	**7.3%**	**7.4%**	5.6%	5.7%
Inflation rate	**2.6%**	**2.6%**	2.5%	2.6%
Rate of medical cost increases	**–**	**8.0%**	–	9.0%

A one percentage point change in the assumed rate of increase in healthcare costs would have the following impact:

US$m	**Increase 2008**	**Decrease 2008**	Increase 2007	Decrease 2007
Effect on the current service cost and interest cost	**5**	**4**	6	5
Effect on the defined benefit obligation	**38**	**31**	57	47

The pension plan mortality rate used at 31 December 2008 and 31 December 2007 was UP-94 for North American pension and post-retirement medical plans. These rates refer to published projected mortality tables by actuarial bodies in North America and take into account the assumed increases in the life expectancy and are calculated for both current and future pensioners. There are no significant differences in these rates between schemes. The average life expectancy in the pension plans was 85 years (2007: 85 years) and in the medical plans was 82 years (2007: 82 years) as at 31 December 2008.

The assets and liabilities of the schemes and the amounts recognised in the Group balance sheet at 31 December are as follows:

US$m	**Pension plans 2008**	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Present value of benefit obligations	**1,994**	**345**	2,721	481
Assets at fair value	**(1,677)**	**–**	(2,495)	–
Net liability	**317**	**345**	226	481
Net liability as at 31 December represented by:				
Pension deficits/provisions	**320**	**345**	231	481
Pension assets	**(3)**	**–**	(5)	–
Net liability	**317**	**345**	226	481

Historical adjustments are as follows:

US$m	**2008**	2007	2006	2005	2004
Defined benefit obligation	**1,994**	2,721	2,604	106	110
Plan assets	**(1,677)**	(2,495)	(2,393)	(85)	(85)
Net deficit	**317**	226	211	21	25
Experience (gain)/loss adjustments on plan liabilities	**74**	69	(4)	(8)	(1)
Experience (gain)/loss adjustments on plan assets	**480**	126	(96)	(4)	1

The reconciliation of the net liability movement during the year in the net pension and post-retirement medical plan liability (before allowance of deferred tax) are as follows:

US$m	**Pension plans 2008**	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Net liability as at 1 January	**226**	**481**	211	413
Discontinued operations and disposals	**–**	**–**	(19)	(12)
Total benefit expense	**39**	**40**	14	32
Actuarial (gains)/losses	**188**	**(76)**	104	(6)
Employer contributions	**(75)**	**(22)**	(116)	(21)
Translation adjustments	**(61)**	**(78)**	32	75
Net liability as at 31 December	**317**	**345**	226	481

Contributions of US$52 million in 2009, US$58 million in 2010, US$52 million in 2011 and US$50 million in 2012 and US$38 million in 2013 are being made in order to eliminate the deficiency in the North America plans. The total contributions to the defined benefit pension plans in 2009 including these further contributions are US$74 million.

The components of benefit (income)/expense recognised in the income statement during the year are as follows:

US$m	**Pension plans 2008**	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Service cost	**53**	**14**	43	9
Interest cost	**139**	**26**	133	23
Expected return on plan assets (net of expected expenses)	**(153)**	**–**	(162)	–
	39	**40**	14	32

35. Employee Benefits *continued*

The components of actuarial (gains)/losses recognised in the Consolidated Statement of Recognised Income and Expenses during the year are as follows:

US$m	**Pension plans 2008**	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Expected return on plan assets (net of expected expenses)	**153**	**–**	162	–
Actual return on plan assets	**327**	**–**	(36)	–
Actual return less expected return on plan assets	**480**	**–**	126	–
Actuarial (gain)/loss on obligations	**74**	**–**	69	(12)
Change of assumptions	**(366)**	**(76)**	(91)	6
	188	**(76)**	104	(6)

The cumulative amount of net actuarial losses recognised in the statement of recognised income and expenses is US$150 million (2007: loss US$38 million).

The reconciliation of the present value of benefit obligations and fair value of plan asset movements during the year are as follows:

US$m	**Pension plans 2008**	**Post-retirement medical plans 2008**	Pension plans 2007	Post-retirement medical plans 2007
Benefit obligation present value as at 1 January	**2,721**	**481**	2,604	413
Discontinued operations and disposals	**–**	**–**	(255)	(12)
Current service cost	**53**	**14**	43	9
Interest cost	**139**	**26**	133	23
Employee contributions	**1**	**–**	1	–
Actuarial (gains)/losses	**74**	**–**	69	(12)
Actual benefit payments	**(162)**	**(22)**	(165)	(21)
Change of assumptions	**(366)**	**(76)**	(91)	6
Translation adjustments	**(466)**	**(78)**	382	75
Benefit obligation present value as at 31 December	**1,994**	**345**	2,721	481
Plan assets fair value as at 1 January	**2,495**	**–**	2,393	–
Discontinued operations and disposals	**–**	**–**	(236)	–
Actual return on plan assets	**(327)**	**–**	36	–
Company contributions	**75**	**–**	116	–
Employee contributions	**1**	**–**	1	–
Benefits paid from fund	**(162)**	**–**	(165)	–
Translation adjustments	**(405)**	**–**	350	–
Plan assets fair value as at 31 December	**1,677**	**–**	2,495	–
Net liability as at 31 December	**317**	**345**	226	481
Net liability as at 1 January	**226**	**481**	211	413

The defined benefit obligation present value included above for unfunded pension plans at 31 December 2008 was US$6 million (2007: US$5 million).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Pension plans 2008	Pension plans 2007
Equities	**35%**	49%
Bonds	**62%**	49%
Other	**3%**	2%

Included in equities is US$nil (2007: US$nil) of Xstrata plc shares.

The overall expected rate of return on assets is determined based on the market value weighted expected return applicable to the underlying asset category.

36. Related Parties

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal Subsidiaries			
Xstrata Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
AZSA Holdings Pty Limited	Australia	Holding company	100%
Coalex Holdings Pty Limited	Australia	Coal operations	78%
Cook Resources Mining Pty Limited	Australia	Coal operations	100%
Cumnock No. 1 Colliery Pty Limited	Australia	Coal operations	100%
Enex Foydell Limited	Australia	Coal operations	100%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Enex Togara Pty Limited	Australia	Coal project	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	78%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Resource Pacific Pty Limited	Australia	Coal operations	77.8%
Saxonvale Coal Pty Limited	Australia	Coal operations	78%
Tahmoor Coal Pty Limited	Australia	Coal operations	100%
The Wallerawang Collieries Limited	Australia	Coal operations	74.1%
Ulan Coal Mines Limited	Australia	Coal operations	90%
Ulan Power Company Pty Limited	Australia	Feasibility projects	100%
United Collieries Pty Limited	Australia	Coal operations	95%
Xstrata Coal Pty Limited	Australia	Holding company	100%
Xstrata Coal Corporate Pty Limited	Australia	Management company	100%
Xstrata Coal Holdings Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Queensland Pty Limited	Australia	Coal operations	100%
Xstrata Mangoola Pty Limited	Australia	Coal Project	100%
Xstrata Newpac Pty Limited	Australia	Investment company	100%
Xstrata Coal Canada Limited	Canada	Holding company	100%
Xstrata Coal Donkin Limited	Canada	Coal project	100%
Xstrata Cerrejón Limited	Bermuda	Coal operations	100%
Xstrata Coal South America Limited	Bermuda	Holding company	100%
Tavistock Collieries (Pty) Limited	South Africa	Coal operations	100%
Tironimus AG	Switzerland	Holding company	100%
Xstrata Coal Marketing AG	Switzerland	Marketing & Trading	100%
Xstrata Alloys			
Xstrata South Africa (Pty) Limited	South Africa	Holding company, Coal, Chrome, Platinum & Vanadium operations	100%
Eland Platinum Holdings Limited	South Africa	Platinum operation	74%
Char Technology (Pty) Limited	South Africa	Char operation	100%
African Fine Carbon (Pty) Limited	South Africa	Char operation	100%
African Carbon Producers (Pty) Limited	South Africa	Char operation	100%
Xstrata Copper			
Ernest Henry Mining Pty Limited	Australia	Copper operation	100%
Minera Alumbrera Limited*	Antigua	Copper operation	50%
Mount Isa Mines Limited	Australia	Copper, Lead and Zinc operations	100%
Xstrata South America Limited	Cayman	Holding company	100%
Xstrata Tintaya S.A.	Peru	Holding company	100%
Compania Minera Xstrata Lomas Bayas	Chile	Copper operations	100%
Xstrata Inversiones Chile Limitada	Chile	Holding company	100%
Xstrata Copper Chile S.A.	Chile	Copper smelter	100%
Xstrata Commodities Middle East DMCC††	UAE	Marketing	100%
Xstrata Recycling Inc.	USA	Copper recycling	100%

36. Related Parties *continued*

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Xstrata Nickel			
Xstrata International (Investments) Limited	Bermuda	Holding company	100%
Xstrata Nickel International Limited	Barbados	Nickel feeds acquisition	100%
Falconbridge Dominicana C por A	Dom. Republic	Ferronickel operation	85%
Xstrata Nickel Marketing S.A.	Belgium	Nickel marketing	100%
Xstrata Nikkelverk Aktieselskap AS	Norway	Nickel refinery	100%
Xstrata Nickel International S.A.	Belgium	Nickel procurement agent	100%
Xstrata Nickel Australasia Pty Ltd	Australia	Nickel operation	100%
Xstrata Brasil Exploracao Mineral Ltda	Brazil	Exploration	100%
Koniambo Nickel SAS**	New Caledonia	Ferronickel Project	49%
Xstrata Zinc			
Asturiana de Zinc SA	Spain	Zinc smelter	100%
Britannia Refined Metals Limited	UK	Lead smelter	100%
McArthur River Mining Pty Limited	Australia	Zinc operations	100%
Xstrata Zinc GmbH	Germany	Zinc smelter	100%
Xstrata Technology			
Xstrata Technology Pty Limited	Australia	Technology operations	100%
MIM Process Technology South Africa (Pty) Limited	South Africa	Technology operations	100%
Other			
Xstrata (Schweiz) AG***	Switzerland	Holding company	100%
Xstrata Capital Corporation AVV†	Aruba	Finance company	100%
Xstrata Finance (Dubai) Limited††	UAE	Finance company	100%
Xstrata Holdings Pty Limited	Australia	Holding company	100%
Xstrata Queensland Limited	Australia	Holding company	100%
Xstrata Canada Corporation	Canada	Copper, Nickel and Zinc operations	100%
Xstrata Finance (Canada) Limited	Canada	Finance company	100%
Noranda Finance Inc.	USA	Finance company	100%
Xstrata Canada Inc.	Canada	Holding company	100%
Alberta Limited	Canada	Holding Company	100%

Name	Principal place of operations/country of incorporation	Principal activities	Effective interest held
Principal Joint Ventures			
Xstrata Coal			
Bulga Joint Venture	Australia	Coal operations	68.25%
Cerrejón Joint Venture	Colombia	Coal operations	33.33%
Cumnock Joint Venture	Australia	Coal operations	90%
Donkin Joint Venture	Canada	Coal project	75%
Goedgevonden Joint Venture	South Africa	Coal operations	73.99%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Newlands, Collinsville, Abbot Point Joint Venture	Australia	Coal operations	55%
Newpac Coal Joint Venture	Australia	Coal operations	70%
Oaky Creek Coal Joint Venture	Australia	Coal operations	55%
Rolleston Pentland Wandoan Joint Venture	Australia	Coal operations	75%
Togara North Joint Venture	Australia	Coal project	33.3%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
Xstrata Alloys			
Merafe Pooling and Sharing Venture	South Africa	Chrome operations	79.5%
Mototolo Joint Venture	South Africa	Platinum operations	37%
Ngazana Consortium Pooling and Sharing Venture	South Africa	Platinum operations	74%
Xstrata Copper			
Antamina Joint Venture	Peru	Copper & Zinc operations	33.75%
Collahuasi Joint Venture	Chile	Copper operations	44%
Xstrata Nickel			
Kabanga Joint Venture	Tanzania	Nickel project	50%
Principal Associates			
Xstrata Alloys			
Lonmin plc	UK	Platinum operations	24.9%
Xstrata Coal			
ARM Coal (Pty) Limited	South Africa	Coal operations	49%
Newcastle Coal Shippers Pty Limited	Australia	Coal terminal	31%
Port Kembla Coal Terminal Limited	Australia	Coal terminal	35.6%
Richards Bay Coal Terminal Company Limited	South Africa	Coal terminal	20.9%
Xstrata Zinc			
Noranda Income Fund	Canada	Zinc refinery	25%

* This investment is treated as a subsidiary as the Group is entitled to two of the four Board positions of Minera Alumbrera Limited, including the Chairman as it is the manager of the copper operation. The Chairman has the casting vote where any vote is split equally between the four Board positions, however, in a limited number of situations the vote must be unanimous, including transactions with related parties.

** The Group has *de facto* control of Koniambo Nickel SAS as a result of its industry expertise and the ability to control the operating and financing decisions of the Joint Venture.

*** Directly held by the parent company.

† 40% held by the parent company.

†† 90% held by the parent company.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

36. Related Parties *continued*

During the year, the Group entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Sales**	Purchases	Treatment & refining charges	Treatment & refining revenue	Agency & other charges	Interest & other revenue	Amounts payable	Amounts receivable
Glencore International AG*								
2008	9,282	809	218	1	99	–	147	247
2007	8,713	1,217	90	26	79	2	240	467
Joint venture entities								
2008	–	334	–	–	–	6	125	–
2007	–	427	–	–	–	8	360	329
Associates								
2008	436	–	201	–	11	3	1	23
2007	792	–	202	–	12	3	2	20

* Includes share of joint ventures.
** No provision for doubtful debts has been raised in respect of transactions with related parties.

Included in the transactions with Glencore International AG (Glencore) are US$1,136 million (2007: US$484 million) of back-to-back sales whereby the title to the goods has passed to Glencore but they are then on-sold to customers at the same sales price that the Group received.

Amounts payable and receivable, are included in Trade and other receivables (refer to note 19) and in Trade and other payables (refer to note 27), are unsecured and will be settled in cash.

Glencore International AG – Substantial shareholder
As at 31 December 2008, Glencore owned 34.4% (2007: 34.7%) of the issued share capital of the Company representing 336,801,333 ordinary shares (2007: 336,801,333 ordinary shares).

Chrome
Xstrata Alloys entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata Alloys entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata Alloys produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Glencore assists Xstrata Alloys in negotiating sales contracts with third parties. Glencore is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and certain administrative tasks it performs for Xstrata Alloys.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Ltd is the appointed distributing agent for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distributing agent for sales into these countries must be done with the consent of Glencore.

Vanadium
In December 1997, the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's (closed in 2004) entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customers at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to affecting the sale. Xstrata Alloys is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement and consequently, the percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Coal
In 2002, the Group entered into a 20-year market advisory agreement with Glencore with fee reviews at the end of every fifth year of the agreement. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Xstrata Coal's share of production from the Cerrejón thermal coal operation in Colombia). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. The first five-year fee review has not yet been finalised and both parties are currently operating under the original terms of the agreement. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal. On 7 May 2008, Cumnock gave six months' notice that it wished to terminate this agreement. Cumnock export tonnes now fall within the MAA for the remainder of the coal Group.

In 2008, the Group entered into market standard forward commodity price derivatives for 1,965,000 tonnes (2007: 60,000 tonnes) with Glencore as counterparty. During the year ended 31 December 2008, 105,000 tonnes at an average FOB price of US$64.59 per tonne were delivered (2007: nil). At 31 December 2008, 1,920,000 tonnes (2007: 60,000 tonnes) were contracted with Glencore for delivery in 2009. These derivatives are on arm's-length terms and conditions and are included within derivative financial assets and liabilities (refer to notes 23, 30 and 37).

During the year ended 31 December 2008, 142,414 tonnes were borrowed from Glencore (2007: 256,733 tonnes) and 342,620 tonnes were transferred back to Glencore (2007: 281,328 tonnes) with nil tonnes owed to Glencore at 31 December 2008 (2007: 200,206 tonnes) on arm's length terms and conditions.

In 2006, the Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. Under this supply agreement, US$116 million (2007: US$69 million) worth of fuel was delivered during the year ended 31 December 2008. The supply agreement is on arm's-length terms and prices change monthly according to the world market price per barrel (US$/BBL). The contract expires March 2009 and Xstrata Coal is in current negotiations with Glencore to determine if the contract will be renegotiated or put forward for tender.

In 2005, Cerrejón entered into a five-year fuel supply agreement which expires in February 2010 with Glencore to supply diesel fuels. The Group's share of the fuel purchases for the year ended 31 December 2008 was US$92 million (2007: US$48 million). The supply agreement is on arm's-length terms and prices change for each shipment according to the world market price per barrel (US$/BBL).

All coal purchases and sales with Glencore are on arm's-length terms and conditions.

Zinc
On 1 January 2007, Xstrata Zinc renewed a service agreement for a period of three years with Glencore (the Xstrata Zinc Service Agreement), under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees to be paid by Asturiana under the Asturiana Service Agreement are US$2 million per annum.

Xstrata Zinc entered into an 'evergreen' agreement with Glencore in 2004 to purchase 380,000 dmt (2007: 380,000 dmt) per annum of zinc concentrate. Treatment charges in respect of such purchases are negotiated annually on arm's-length terms and conditions. This agreement has been terminated in 2008.

In 2008, Xstrata Zinc (San Juan de Nieva and Nordenham) agreed to supply Glencore with 210,000 tonnes (2007: 217,500 tonnes) of SHG zinc slabs or CGG ingots based on market FOB/CPT prices plus the respective market premium.

In 2008, Xstrata Zinc (McArthur River) supplied Glencore with 281,600 wmt of zinc concentrate and has an agreement to supply this amount each year until 31 December 2009, after which it will become 'evergreen' in nature. Treatment charges are negotiated annually on arm's-length terms and conditions.

In 2008, Xstrata Zinc (Mount Isa) had three agreements with Glencore for the supply of zinc concentrate. Two agreements have an initial term until 31 December 2008 after which they will become 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply 80,000 wmt to 100,000 wmt per annum for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on arm's-length terms and conditions. A third agreement was established to supply an additional 30,000 wmt in 2008 only for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Further to the aforementioned three agreements, an additional 64,000 wmt have been sold to Glencore on a spot basis at terms ruling in the market.

Xstrata Zinc Canada has agreements to supply Glencore with 12,510 tonnes of SHG zinc slabs. In addition to this, Xstrata Zinc Canada has agreements to supply Glencore with 14,000 tonnes of SHG zinc slabs and Jumbos. All agreements are based on market delivery duty paid plus the respective market premium during 2008. During 2008, there have been spot sales of SHG and HG zinc slabs, and Jumbos for 28,635 tonnes (2007: 12,159 tonnes).

Xstrata Zinc has a frame contract to sell Glencore surplus Brunswick lead concentrate amounting 14,000 wmt for 2008. Xstrata Zinc Canada has also sold to Glencore on a spot basis 200,000 wmt of zinc concentrates of its various sources at terms prevailing in the market.

All purchase and sales transactions with Glencore are on arm's-length terms and conditions.

Copper
Xstrata Copper has entered into a service agreement with Glencore for a three-year period effective from 1 January 2007 and 'evergreen' thereafter with a 12-month cancellation notice for the supply of advice, support and assistance with regard to its marketing and hedging activities.

36. Related Parties *continued*

Xstrata Copper North Queensland has entered into a sales agreement with Glencore in respect of the total available export allocation of copper cathode. The sales terms for the copper cathode are the LME price plus a range of premiums based on Codelco North Asian CIF Liner Terms plus applicable freight parity by destination. This agreement was terminated effective 31 December 2008.

Copper cathode sales agreements were entered into between Xstrata Copper Canada/Xstrata Copper North Chile/Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper (Minera Alumbrera Limited) has entered into a five-year frame contract with Glencore on an 'evergreen' basis. The sales terms for the copper concentrate are negotiated annually on arm's-length terms and conditions. Minera Alumbrera Limited on occasion sells concentrate to Glencore at prevailing spot market prices.

Copper concentrate purchase and sales agreements were entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2008, at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Copper North Chile and Glencore for a four-year frame contract commencing 1 January 2007. All purchases are based on benchmark terms in accordance with prevailing market conditions.

Copper concentrate sales agreements were entered into between Xstrata Copper Tintaya and Glencore for the period 1 January to 31 December 2008. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Sales agreements were also entered into between Xstrata Commodities Middle East and Glencore on copper concentrates, for a three-year frame contract starting 1 January 2007 based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper North Queensland has entered into a sales agreement with Glencore for copper concentrate for a three-year period effective from 1 June 2008 and 'evergreen' thereafter. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges comprise both an annual benchmark and spot component.

All sales transactions with Glencore are on arm's-length terms and conditions.

Nickel
In 2004, Xstrata Nickel entered into two agreements with Glencore for the treatment of approximately 2,000 tonnes per annum of white alloy raw material feed to the Nikkelverk refinery in Norway and the Sudbury smelter in Canada. The contracts include both a metal purchase and a metal return component. The term of the contracts is to the end of 2009, continuing indefinitely thereafter unless terminated by either party with six months' notice given not earlier than 1 July 2009. Treatment and refining charges to Glencore are subject to price participation adjustments based on prevailing market prices.

Xstrata Nickel has a purchase agreement with Glencore for a one-time delivery in early 2009 of approximately 200 wmt of nickel cobalt mixed sulphide feed to the Nikkelverk refinery. Pricing terms are based on prevailing market rates.

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore, for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three-year periods unless terminated by either party with not less than 12 months' notice prior to the end of the original term or any renewal terms, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and shall cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are set on an arm's-length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery. For ferronickel sales, the price basis is the quotational period provided for in customer contracts. Accordingly, provisionally priced nickel, cobalt and ferronickel revenues are subject to final price adjustments due to future price changes. During 2008, Xstrata Nickel sold to Glencore 89,567 tonnes of nickel (2007: 71,150 tonnes), 3,137 tonnes of cobalt (2007: 2,708 tonnes) and 19,847 tonnes of ferronickel (2007: 24,212 tonnes). Included in 2007 was a one-off sale of approximately 5,300 tonnes of nickel, 400 tonnes of cobalt and 1,300 tonnes of ferronickel to Glencore at the inception of the agreement, resulting in a contribution to revenue of US$354 million. In addition, Glencore prepays monthly to Xstrata Nickel in two equal instalments 100% of the value of the month's planned production. The prepayment balance as at 31 December 2008 amounted to US$54 million (2007: US$166 million).

Technology
In 2006, Xstrata Technology was contracted to install a copper ISASMELT furnace, a lead ISASMELT furnace and an IsaProcess copper refinery at Kazzinc, a Glencore subsidiary for US$99 million. The project commenced in May 2006 and is due to be commissioned by December 2009. This transaction with Kazzinc is on arm's-length terms and conditions.

Associates
Platinum
The Group acquired 24.9% of Lonmin PLC shares on 6 Oct 2008 and equity accounts this investment as an associate. During 2008, a net impairment of US$34 million was taken on this investment directly to the income statement.

Coal
Xstrata Coal has a number of investments in export coal terminals allowing it to export coal into overseas markets.

Xstrata Coal South Africa holds a 20.9% (2007: 20.9%) interest in Richards Bay Coal Terminal Company Ltd (RBCT), a company that operates the coal terminal in Richards Bay, South Africa. Xstrata Coal South Africa reimburses RBCT for its share of operating and capital expenditure.

Xstrata Coal Australia has a 35.6% (2007: 35.6%) interest in Port Kembla Coal Terminal Limited and a 31% (2007: 31%) interest in Newcastle Coal Shippers Pty Limited. Xstrata Coal Australia reimburses these coal terminals for its share of coal loading and handling charges.

Zinc
The Group has a 25% economic and voting interest in the Noranda Income Fund (NIF), which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Group's interest in the NIF are held as ordinary units of the partnership, which are subordinate to the priority units in respect of cash distributions in any month until 3 May 2017. In addition, the Group has entered into a supply and processing agreement that continues until 2 May 2017 and is obligated to sell to the NIF up to 550,000 tonnes of zinc concentrate per year. The NIF pays the Group a concentrate price, based on the price of zinc metal on the London Metal Exchange, for the payable zinc metal contained in the concentrate less a processing fee of US$0.35205 per pound (2007: US$0.3446 per pound) of such payable zinc metal at 31 December 2008.

Joint venture entities
Coal
Xstrata Coal has a 33 1/3% interest in the Cerrejón thermal coal operation in Colombia. All purchase terms and conditions are set on an arm's-length basis.

Copper
Xstrata Copper has a 44% interest in the Collahuasi joint venture in Chile. The Collahuasi joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 160,000 dmt per year expiring in 2009 and for 120,000 dmt per year expiring in 2014. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

Xstrata Copper has a 33.75% interest in the Antamina joint venture in Peru. The Antamina joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 170,000 dmt per year expiring in 2013. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

All other purchases between the joint venture entities and the Group are set on an arm's-length basis based on either spot or benchmark terms in accordance with prevailing market conditions.

Remuneration of key management personnel of the Group

US$m	**2008**	2007
Wages and salaries*	**10**	24
Pension and other post-retirement benefit costs*	**7**	6
Share-based compensation plans**	**(48)**	68
	(31)	98

* Includes amounts paid to directors disclosed in the Directors' Remuneration Report on pages 104 to 107.
** Amounts are based on the income statement expense/(credit) for the year calculated in accordance with IFRS 2.

37. Financial Instruments

Principles of risk management
The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Treasury Committee, which operates as a sub-committee of the Executive Committee. The responsibilities of the Treasury Committee include the recommendation of policies to manage financial instrument risks. These recommendations are reviewed and approved by the Board of Directors and implemented by the Group's Treasury Department.

The overall objective of the Treasury Committee is to effectively manage credit risk, liquidity risk and other market risks in accordance with the Group's strategy. Other responsibilities of the Treasury Committee include management of the Group's cash resources and debt funding programmes, approval of counterparties and relevant transaction limits and the monitoring of all significant treasury activities undertaken by the Group. The Group uses both conventional financial instruments and derivative financial instruments to manage these risks.

The Group's Treasury Department prepares monthly treasury reports which monitor all significant treasury activities undertaken by Group companies. The report also benchmarks significant treasury activities and monitors key banking loan covenants to ensure continued compliance. The Treasury Committee and Executive Committee reviews these reports to monitor the financial instrument risks of the Group and to ensure compliance with established Group policies and procedures.

The Group's significant financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases, hire purchase contracts, cash and short-term deposits. The main purpose of these financial instruments is to finance the Group's acquisitions and ongoing operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Derivative transactions are entered into solely to hedge risks and hedge accounting under IAS 39 is only applied when certain criteria have been met. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. The Group does not hold derivatives for trading or speculative purposes. The Group's accounting policies in relation to derivatives are set out in note 6.

37. Financial Instruments *continued*

Credit risk
Exposure to credit risk arises as a result of transactions in the Group's ordinary course of business and is applicable to all financial assets. Investments in cash, short-term deposits and similar assets are with approved counterparty banks and other financial institutions. Counterparties are assessed both prior to, during, and after the conclusion of transactions to ensure exposure to credit risk is limited to an acceptable level. The Group's major exposure to credit risk is in respect of trade receivables. Given the geographical industry spread of the Group's ultimate customers and the solvency of major trade debtors, credit risk is believed to be limited.

			Past the due date but not impaired				
US$m	Neither impaired nor past the due date	Less than 30 days	Between 30 and 90 days	Between 91 and 180 days	Between 181 and 365 days	More than 1 year	Total
Trade debtors:							
2008	1,204	147	125	87	7	–	1,570
2007	1,303	898	105	92	51	2	2,451

The credit quality of the Group's significant customers is monitored on an ongoing basis by the Credit Department. Receivables that are neither past due nor impaired are considered of high credit quality.

There were no material impairments of trade debtors as at 31 December 2008 or 2007. The solvency of the debtor and their ability to repay the receivables were considered in assessing the impairment of such assets. No collateral is held in respect of impaired assets or assets that are past due but not impaired.

Details of guarantees material to the Group are outlined in note 34.

Where concentrations of credit risk exist, management closely monitors the receivable and ensures appropriate controls are in place to ensure recovery. A portion of the Group's revenues are generated from sales to Glencore, a related party. These sales are governed by various sales, marketing and distribution agreements as outlined in note 36. In general, Glencore act as a sales and marketing agent, on-selling purchases from the Group to a wide variety of purchasers. As these agreements have been in place for a number of years and the Group has not been exposed to significant unrecoverable amounts, the Group does not believe these arrangements expose it to unacceptable credit risks. Credit risk is minimal and not concentrated for other financial assets.

The maximum exposure to credit risk is limited to the total carrying value of financial assets on the balance sheet as at the reporting date, being an amount of US$4,373 million (2007: US$4,854 million). The Group does not have netting agreements with any debtors.

Liquidity risk
Liquidity risk is the risk that the Group may not be able to settle or meet its obligations on time or at a reasonable price. The Group's Treasury Department is responsible for management of liquidity risk, including funding, settlements, related processes and policies. The Group manages its liquidity risk on a consolidated basis utilising various sources of finance to maintain flexibility while ensuring access to cost-effective funds when required. The operational, tax, capital and regulatory requirements and obligations of the Group are considered in the management of liquidity risk. In addition, management utilise both short- and long-term cash flow forecasts and other consolidated financial information to manage liquidity risk.

The Group's Treasury Department monitors the Group's long-term credit ratings from major ratings agencies including Standard & Poor's and Moody's when assessing the ongoing credit worthiness of the Group. At 31 December 2008, the Group had long-term credit ratings of BBB (negative outlook) from Standard & Poor's (2007: BBB+ stable outlook) and Baa2 (negative outlook) from Moody's (2007: Baa2 stable outlook) and A (low) from DBRS (stable outlook). The ratings agencies consider a number of qualitative measurements when assessing the creditworthiness of a company. These include an assessment of the quality of assets and management, attitudes to risk, industry type and the performance of a company in relation to its peers. They also examine a number of financial ratios such as leverage, debt to operating cash flow, interest coverage, total liabilities to total assets and return on invested capital. The Group's Treasury Department continuously monitors the Group's performance relative to these ratios as a guide to the ongoing creditworthiness of the Group.

The Group has various borrowing facilities available to it. This ensures flexibility to minimise liquidity risk and ensure the ongoing solvency of the Group. The undrawn committed facilities available at 31 December 2008 in respect of which all conditions precedent had been met at that date are as follows:

Available undrawn borrowing facilities and maturity:

US$m	**2008**	2007
Expiring in:		
Less than 1 year	**280**	3,415
Between 3 to 4 years	**2,647**	–
Between 4 to 5 years	**–**	410
	2,927	3,825

The following tables show the Group's contractually agreed undiscounted forecast cash flows from interest payments and the repayments of financial liabilities, including derivative financial liabilities.

US$m	**Due within 1 year**	**Due between 1-2 years**	**Due between 2-3 years**	**Due between 3-4 years**	**Due between 4-5 years**	**Due after 5 years**	**Total**
At 31 December 2008							
Non-derivative financial liabilities:							
Interest-bearing loans and borrowings	**794**	**69**	**4,169**	**6,747**	**4**	**5,679**	**17,462**
Convertible borrowings	**–**	**–**	**–**	**–**	**–**	**331**	**331**
Interest payments on loans and borrowings	**975**	**946**	**928**	**493**	**334**	**2,098**	**5,774**
Other non-interest-bearing liabilities	**3,233**	**–**	**–**	**–**	**–**	**712**	**3,945**
Derivative financial liabilities:							
Derivatives contracts – net payments	**202**	**–**	**213**	**24**	**–**	**332**	**771**

US$m	Due within 1 year	Due between 1-2 years	Due between 2-3 years	Due between 3-4 years	Due between 4-5 years	Due after 5 years	Total
At 31 December 2007							
Non-derivative financial liabilities:							
Interest-bearing loans and borrowings	1,118	781	68	1,378	5,701	3,750	12,796
Convertible borrowings	–	–	–	–	–	375	375
Interest payments on loans and borrowings	644	569	498	458	319	2,219	4,707
Other non-interest-bearing liabilities	3,745	–	–	–	–	54	3,799
Derivative financial liabilities:							
Derivatives contracts – net payments	205	58	–	142	6	–	411

All instruments held at 31 December 2008 and 31 December 2007 and for which payments were already contractually agreed are included. Amounts in foreign currency are each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using interest rates as at reporting date. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. Future forecast transactions or transactions subsequent to year end are not included.

Market risk analysis

IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant market risk variables on the Group's profit and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. The Group's primary market exposures are to interest rate risk, foreign currency risk and commodity price risk.

Interest rate risk

The Group is exposed to interest rate risk primarily as a result of exposures to movements in the LIBOR. It is the Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates. In addition, a limited amount of fixed rate hedging may be undertaken during periods where the Group's exposure to movements in short-term interest rates is more significant.
In keeping with the Group's preference to borrow at floating rates of interest, the following interest rate swap contracts were outstanding at 31 December 2008 and 2007:

US$m	**Principal amount 2008**	**Average rate % 2008**	**Fair value 2008**	Principal amount 2007	Average rate % 2007	Fair value 2007
At fair value:						
Interest rate swap from US$ fixed rates:						
Maturing in less than 1 year*	**–**	**–**	**–**	111	8.09	4
Maturing between 1 to 2 years*	**–**	**–**	**–**	–	–	–
Maturing between 2 to 3 years*	**2,224**	**2.80**	**147**	–	–	–
Maturing between 3 to 4 years*	**925**	**3.04**	**85**	1,050	5.17	29
Maturing between 4 to 5 years*	**–**	**–**	**–**	925	5.60	32
Maturing greater than 5 years*	**4,099**	**3.66**	**495**	2,175	5.64	37
Interest rate swap to US$ fixed rates:	**–**	**–**	**–**	–	–	–
Maturing in less than 1 year	**–**	**–**	**–**	25	5.00	–
Maturing between 1 to 2 years	**–**	**–**	**–**	–	–	–
Maturing between 2 to 3 years	**100**	**4.54**	**(8)**	–	–	–
Maturing between 4 to 5 years	**–**	**–**	**–**	100	4.54	(6)
Maturing greater than 5 years	**–**	**–**	**–**	–	–	–
	7,348	**3.33**	**719**	4,386	5.55	96

* Relates to the Unsecured notes and Senior debentures (refer to note 28).

37. Financial Instruments *continued*

The interest rate risk profile of the Group as at 31 December 2008 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2008
Fixed rate by balance sheet category							
Cash and cash equivalents	222	–	–	–	–	–	222
Capital market notes*	(14)	(14)	(2,305)	(1,342)	–	(5,253)	(8,928)
Equity minority interest loans	–	–	–	(81)	–	–	(81)
Convertible borrowings	–	–	–	–	–	(331)	(331)
Finance leases/hire purchase contracts	(26)	(14)	(29)	(2)	(3)	(36)	(110)
Preference shares	(64)	–	–	–	–	–	(64)
Other loans	–	–	–	–	–	(58)	(58)
	118	(28)	(2,334)	(1,425)	(3)	(5,678)	(9,350)
Fixed rate by currency:							
AUD	(9)	(9)	(26)	(1)	(1)	(75)	(121)
CAD	(65)	–	(1)	(1)	(1)	(4)	(72)
EUR	–	–	(1,096)	(755)	–	(1,656)	(3,507)
US$	192	(18)	(1,210)	(668)	(1)	(3,161)	(4,866)
GBP	–	–	–	–	–	(774)	(774)
ZAR	–	(1)	(1)	–	–	(8)	(10)
	118	(28)	(2,334)	(1,425)	(3)	(5,678)	(9,350)
Floating rate by balance sheet category:							
Cash and cash equivalents	885	–	–	–	–	–	885
Capital market notes	(579)	–	–	–	–	–	(579)
Syndicated bank loans – unsecured	–	–	(1,791)	(5,182)	–	–	(6,973)
Bank loans – other unsecured	(83)	(41)	(42)	(139)	–	–	(305)
Bank overdrafts	(11)	–	–	–	–	–	(11)
Equity minority interest loans	(17)	–	–	–	–	–	(17)
	195	(41)	(1,833)	(5,321)	–	–	(7,000)
Floating rate by currency:							
AUD	32	–	–	–	–	–	32
CAD	(12)	–	–	–	–	–	(12)
EUR	13	–	–	–	–	–	13
US$	89	(41)	(1,833)	(5,321)	–	–	(7,106)
ZAR	46	–	–	–	–	–	46
GBP	3	–	–	–	–	–	3
PEN	1	–	–	–	–	–	1
CLP	11	–	–	–	–	–	11
NOK	8	–	–	–	–	–	8
JPY	1	–	–	–	–	–	1
Other	3	–	–	–	–	–	3
	195	(41)	(1,833)	(5,321)	–	–	(7,000)

* These borrowings are subject to interest rate swaps.

The interest rate risk profile of the Group as at 31 December 2007 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2007
Fixed rate by balance sheet category							
Cash and cash equivalents	220	–	–	–	–	–	220
Capital market notes*	(350)	(14)	(14)	(1,165)	(1,335)	(3,338)	(6,216)
Equity minority interest loans	–	–	–	–	(81)	–	(81)
Convertible borrowings	–	–	–	–	–	(327)	(327)
Finance leases/hire purchase contracts	(18)	(21)	(13)	(29)	(4)	(47)	(132)
Preference shares	(149)	(79)	–	–	–	–	(228)
Other loans	–	–	–	–	–	(54)	(54)
	(297)	(114)	(27)	(1,194)	(1,420)	(3,766)	(6,818)
Fixed rate by currency:							
AUD	37	(11)	(9)	(27)	(1)	(73)	(84)
CAD	(347)	(81)	(1)	(2)	(2)	(14)	(447)
EUR	–	–	–	–	(675)	(675)	(1,350)
US$	8	(22)	(15)	(1,165)	(742)	(2,993)	(4,929)
GBP	8	–	–	–	–	–	8
ZAR	(3)	–	(2)	–	–	(11)	(16)
	(297)	(114)	(27)	(1,194)	(1,420)	(3,766)	(6,818)
Floating rate by balance sheet category:							
Cash and cash equivalents	903	–	–	–	–	–	903
Other financial assets	54	–	–	–	–	21	75
Capital market notes	–	(500)	–	–	–	–	(500)
Syndicated bank loans – unsecured	(481)	–	–	–	(4,270)	–	(4,751)
Bank loans – other unsecured	(41)	(41)	(41)	(180)	(2)	–	(305)
Bank overdrafts	(79)	–	–	–	–	–	(79)
Preference shares	–	–	–	–	(120)	–	(120)
Other loans	–	–	–	(8)	(15)	(328)	(351)
	356	(541)	(41)	(188)	(4,407)	(307)	(5,128)
Floating rate by currency:							
AUD	57	–	–	–	–	–	57
CAD	39	–	–	–	(120)	–	(81)
EUR	10	–	–	–	–	–	10
US$	20	(540)	(40)	(188)	(4,287)	(133)	(5,168)
ZAR	209	(1)	(1)	–	–	(174)	33
GBP	1	–	–	–	–	–	1
ARS	14	–	–	–	–	–	14
CLP	1	–	–	–	–	–	1
Other	5	–	–	–	–	–	5
	356	(541)	(41)	(188)	(4,407)	(307)	(5,128)

* These borrowings are subject to interest rate swaps.

37. Financial Instruments *continued*

The interest charged on floating rate financial liabilities is based on the relevant national inter-bank rates and repriced at least annually. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest-bearing and are therefore not subject to interest rate risk.

IFRS 7 requires interest rate sensitivity analysis that shows the effects of changes in market interest rates on the income statement and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

- For non-derivative financial instruments with fixed interest rate terms, a change in market interest rates only affects income if these are measured at their fair value. Consequently, all non-derivative financial instruments with fixed interest rate terms that are carried at amortised cost are excluded from this analysis (with the exception of those subject to a fixed to floating rate swap – refer below);
- Items subject to an effective fixed to floating interest rate swap hedge are assumed to be floating instruments for the purpose of this analysis;
- For floating rate instruments, income statement impacts assume adjustments to interest income and expense for a 12-month period;
- The Group does not have significant cash flow hedges related to interest rate risk. As such, movements that would occur in equity as a result of a hypothetical change in interest rates at reporting date have been excluded from this analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement;
- The Group does not have material exposure to interest rate risk from available-for-sale financial instruments. As such, these financial instruments have been excluded from this analysis;
- The balance of interest-bearing financial instruments at reporting date is representative of the balance for the year as a whole and hypothetical interest rate movements are deemed to apply for the entire reporting period; and
- The impact of interest rate movements on the carrying value of pension obligations has been excluded.

If the market interest rates had been 100 basis points higher (lower) at 31 December 2008 income would have been US$140 million (2007: US$71 million) lower (higher). There would be no material effect on equity reserves other than those relating directly to movements in the income statement.

Foreign currency risk
Owing to the Group's significant operations in Australia, North America, South America, South Africa and Europe, the balance sheet and results can be affected significantly by movements in exchange rates. The long-term relationship between commodity prices and the currencies of most of the countries where the Group operates provides a degree of natural protection, however, in the short term it can be quite volatile. The presentation currency of the Group is the US$.

Foreign currency hedges
Group subsidiaries located in Australia and Canada have entered into AUD/US$ and CAD/US$ exchange contracts to hedge a portion of their US$ denominated revenue and third-party loans. The Group also enters into forward contracts to hedge specific one-off foreign currency transactions. The open foreign currency exchange contracts as at 31 December 2008 are as follows:

Classified as cash flow hedges:**

US$m	**Contract amount 2008**	**Average forward rate 2008**	**Fair value 2008**	Contract amount 2007	Average forward rate 2007	Fair value 2007
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	**123**	**0.7351**	**(2)**	125	0.8544	1
	123	**0.7351**	**(2)**	125	0.8544	1
Forward contracts – sell US$/buy EUR:						
Maturing between 2 to 3 years	**1,174**	**1.5650**	**(126)**	–	–	–
Maturing between 3 to 4 years	**675**	**1.3500**	**24**	–	–	–
Maturing between 4 to 5 years*	**–**	**–**	**–**	675	1.35	56
Maturing after 5 years*	**2,599**	**1.6578**	**(333)**	675	1.35	56
	4,448	**1.5866**	**(435)**	1,350	1.35	112
Forward contracts – sell US$/buy JPY:						
Maturing in less than 1 year	**–**	**–**	**–**	2	103.85	–
	–	**–**	**–**	2	103.85	–

* Relates to the Unsecured notes (refer to note 28).
** The timing of hedged cash flows is expected to coincide with the maturities of the hedging instruments to which they relate.

An Australian subsidiary has designated its US$ denominated capital market notes as a fair value hedge of an investment in a US$ denominated South American operation (refer to note 28). The hedge is being used to reduce exposure to foreign currency risk.

Classified as other derivatives:

US$m	Contract amount 2008	Average forward rate 2008	Fair value 2008	Contract amount 2007	Average forward rate 2007	Fair value 2007
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	–	–	–	931	0.8664	15
	–	–	–	931	0.8664	15
Forward contracts – sell CAD/buy US$:						
Maturing in less than 1 year	–	–	–	18	0.983	–
Maturing between 2 to 3 years	**300**	**1.5350**	**(79)**	–	–	–
Maturing between 3 to 4 years	–	–	–	300	1.535	(142)
	300	**1.5350**	**(79)**	318	1.504	(142)
Forward contracts – sell US$/buy CAD:						
Maturing in less than 1 year	**1,291**	**1.0387**	**(113)**	1,330	1.0452	65
Maturing between 1 to 2 years	–	–	–	–	–	–
	1,291	**1.0387**	**(113)**	1,330	1.0452	65
Forward contracts – sell US$/buy EUR:						
Maturing in less than 1 year	–	–	–	12	1.3429	1
	–	–	–	12	1.3429	1
Forward contracts – sell US$/buy ZAR:						
Maturing in less than 1 year	**116**	**10.50**	**8**	–	–	–
Maturing between 1 to 2 years	**11**	**10.80**	–	–	–	–
	127	**10.53**	**8**	–	–	–

For the purpose of IFRS 7 sensitivity analysis currency risks arises because financial instruments are denominated in a currency that is not the functional currency of the subsidiary or joint venture. The movements shown below largely result from trade payables and receivables that are not denominated in the local entity's functional currency. Trade payable and receivables generally arise as a result of the operations of the Group in the ordinary course of business.

The currency sensitivity analysis is based on the following assumptions:

> Differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group's presentation currency, US dollar, are not taken into consideration;

> The major currency exposures for the Group relate to the US dollar and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US dollar are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;

> Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;

> Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;

> Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement; and

> The impact of foreign currency movements on the carrying value of pension obligations has been excluded.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at 31 December 2008. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US dollar had gained (lost) 5% against all currencies significant to the Group the impact would have been:

Functional currency	**Closing exchange rate 2008**	**Effect on net earnings of a 5% change 2008**	**Effect on equity of a 5% change 2008**	Closing exchange rate 2007	Effect on net earnings of a 5% change 2007	Effect on equity of a 5% change 2007
Argentinean peso	**3.4538**	**(3)**	–	3.1500	(2)	–
Australian dollar	**0.7048**	**(25)**	**6**	0.8751	(15)	5
Canadian dollar	**1.2205**	**22**	–	0.9984	(32)	–
Chilean peso	**637.25**	**(3)**	–	497.95	10	–
Colombian peso	**2,248.70**	–	–	2,018.00	1	–
Euro	**1.3974**	**6**	–	1.4590	–	–
Peruvian neuvo	**3.1345**	**1**	–	2.9980	–	–
South African rand	**9.3212**	**(45)**	–	6.8626	9	–
Total		**(47)**	**6**		(29)	5

37. Financial Instruments *continued*

Commodity price risk
The Group is exposed to fluctuations in commodity prices, with the commodity mix spread between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity price risks arise in all major commodities that the Group produces. Commodity price risk is managed by maintaining a diversified portfolio of commodities and typically does not involve large-scale strategic hedging or price management initiatives.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board of Directors.

Commodity hedging
The Australian and Americas operations have gold forwards and collars to hedge prices of future sales. The Australian and South African operations have entered into coal forwards to hedge prices of future sales of coal. The open forwards and collars commodity contracts as at 31 December 2008 are as follows:

Classified as cash flow hedges:

	Ounces 2008	**Average price US$ 2008**	**Fair value US$m 2008**	Ounces 2007	Average price US$ 2007	Fair value US$m 2007
Cash flow hedges:						
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	**76,600**	**743.53**	**(27)**	61,700	740.12	(13)
Maturing between 1 to 2 years	**–**	**–**	**–**	87,800	747.47	(22)
	76,600	**743.53**	**(27)**	149,500	744.44	(35)
Gold collars – US$ denominated contracts:						
Maturing in less than 1 year	**125,000**	**495-640**	**(32)**	94,500	475-594	(24)
Maturing between 1 to 2 years	**–**	**–**	**–**	150,000	495-640	(36)
	125,000	**495-640**	**(32)**	244,500	475-640	(60)

	Tonnes 2008	**Average price US$ 2008**	**Fair value US$m 2008**	Tonnes 2007	Average price US$ 2007	Fair value US$m 2007
Coal forwards – US$ denominated contracts:						
FOB						
Maturing in less than 1 year	**2,200,000**	**74.62**	**(6)**	4,040,000	58.30	(128)
	2,200,000	**74.62**	**(6)**	4,040,000	58.30	(128)
CIF						
Maturing in less than 1 year	**–**	**–**	**–**	600,000	68.72	(27)
	–	**–**	**–**	600,000	68.72	(27)

The maturities of these hedges reflect the expected timing of cash flows related to these instruments.

Classified as other Commodity Derivatives:

	Tonnes 2008	Average price US$ 2008	Fair value US$m 2008	Tonnes 2007	Average price US$ 2007	Fair value US$m 2007
Copper forwards – US$ denominated contracts:						
Maturing in less than 1 year	**21,775**	**3,397.31**	**8**	4,914	6,671.28	3
	21,775	**3,397.31**	**8**	4,914	6,671.28	3

	Ounces 2008	Average price US$ 2008	Fair value US$m 2008	Ounces 2007	Average price US$ 2007	Fair value US$m 2007
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	**11,200**	**774.42**	**(3)**	22,500	721.00	(5)
	11,200	**774.42**	**(3)**	22,500	721.00	(5)
Gold options – US$ denominated contracts:						
Maturing in less than 1 year	**25,000**	**495-640**	**(6)**	31,500	475-594	(8)
	25,000	**495-640**	**(6)**	31,500	475-594	(8)

	Ounces 2008	Average price US$ 2008	Fair value US$m 2008	Ounces 2007	Average price US$ 2007	Fair value US$m 2007
Gold swaps – AUD denominated contracts:						
Maturing in less than 1 year	**10,600**	**1.5**	**–**	40,600	1.5	–
Maturing between 1 to 2 years	**–**	**–**	**–**	10,600	1.5	–
	10,600	**1.5**	**–**	51,200	1.5	–

The IFRS 7 sensitivity analysis below has been prepared using the following assumptions:

> This analysis only takes into account commodities for which the Group has significant exposure;

> Fixed price sale and purchases contracts will not fluctuate with movements in commodity prices and are therefore excluded from this analysis;

> Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;

> Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity; and

> Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement.

In accordance with IFRS 7, the impact of commodity prices has been determined based on the balances of financial assets and liabilities at 31 December 2008. This sensitivity does not represent the income statement impact that would be expected from a movement in commodity prices over the course of a period of time.

If prices for all commodities for which the Group has significant exposure had been 10% higher (lower) at 31 December 2008, income would have been US$89 million higher (lower) (2007: US$105 million higher (lower)) and equity reserves would have been US$26 million lower (higher) (2007: US$77 million lower (higher)) as a result of changes to reserves for commodity cash flow hedges. There would be no other material changes in reserves of the Group as at 31 December 2008 or 2007 other than those relating directly to income statement movements.

37. Financial Instruments *continued*

Fair values

Set out below is a comparison by category of carrying value and fair values of the Group's financial instruments that are not carried at fair value in the financial statements at 31 December:

US$m	**Carrying value 2008**	**Fair value 2008**	Carrying value 2007	Fair value 2007
Financial liabilities:				
Capital market notes	**9,426**	**9,439**	6,216	6,001
Convertible borrowings	**331**	**327**	327	305
Equity minority interest loans	**98**	**99**	81	83
Finance leases	**110**	**110**	132	132
Preference shares	**64**	**64**	348	348
Other loans	**63**	**63**	54	54

Market rates at 31 December 2008 have been used to determine the fair value of fixed interest loans. The fair value of the liability portion of the convertible bonds are estimated using an equivalent market interest rate of a similar liability that does not have a conversion option as at the origination of the bond (refer to note 28).

The following table shows the carrying amounts as at 31 December for each category of financial assets and liabilities as required by IFRS 7:

US$m	**2008**	2007
Financial assets:		
Cash and cash equivalents	**1,156**	1,148
Financial assets designated at fair value through profit and loss	**42**	54
Loans and receivables	**2,211**	3,150
Available-for-sale financial assets	**161**	203
Derivative financial assets	**803**	299
Financial liabilities:		
Financial liabilities measured at amortised cost	**21,073**	16,922
Financial liabilities designated at fair value through profit and loss	**334**	–
Derivative financial liabilities	**771**	411

The following table shows the gains/(losses) for each category of financial assets and liabilities as required by IFRS 7:

US$m	**2008**	2007
Financial assets:		
Available-for-sale financial assets gain/(loss) recognised in equity	**(114)**	49
Available-for-sale financial assets loss recognised in the income statement	**(1)**	–
Derivative financial instruments loss recognised in equity	**(157)**	(261)
Derivative financial instruments loss recognised in the income statement	**(321)**	(115)

Interest revenues and expenses are not included in the calculation of the gains/(losses) of financial assets and liabilities.

38. Events After Balance Sheet Date

Rights issue

On 29 January 2009, the Company announced a proposed 2 for 1 rights issue to raise approximately US$5.9 billion. The proceeds of the rights issue will be used to repay existing debt, including debt facilities used to acquire Glencore International AG's coal operations in Colombia for a total consideration of US$2 billion. The rights issue and acquisition were approved by shareholders at an EGM on 2 March 2009. No further information is presented on this acquisition due to the short time period between the acquisition and the approval of these financial statements.

Restructure of Sudbury nickel operations

On 9 February 2009, the Group announced plans to restructure its Sudbury nickel operations in response to ongoing challenging market conditions. As a result of the restructuring, the Fraser Mine Complex will be placed on care and maintenance and associated support and administrative functions will be reorganised.

Statement of Directors' Responsibilities in Relation to the Parent Company Financial Statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on Xstrata's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the Members of Xstrata plc

We have audited the parent company financial statements of Xstrata plc for the year ended 31 December 2008 which comprise the Balance Sheet and the related notes 1 to 10. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Xstrata plc for the year ended 31 December 2008.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Operating Review and Financial Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

> the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2008;

> the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

> the information given in the Directors' Report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditor
London
2 March 2009

The maintenance and integrity of the Xstrata plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Balance Sheet
As at 31 December 2008

US$m	Notes	2008	Restated 2007
Fixed assets			
Investments	2	**15,090**	12,498
		15,090	12,498
Current assets			
Debtors: amounts falling due within one year	3	**162**	115
Creditors: amounts falling due within one year	4	**(3)**	(13)
Net current assets		**159**	102
Total assets less current liabilities		**15,249**	12,600
Creditors: amounts falling due after more than one year	5	**(2,020)**	–
Attributable net assets		**13,229**	12,600
Capital and reserves			
Called up share capital	7, 8	**488**	485
Share premium account	7, 8	**10,308**	9,899
Other reserves	8	**949**	949
Own shares	8	**(299)**	(126)
Profit and loss account	8	**1,783**	1,393
Equity shareholders' funds		**13,229**	12,600

The financial statements on pages 201 to 207 were approved by the Board of Directors on 2 March 2009 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

No profit and loss account is presented for Xstrata plc as permitted by section 230 of the Companies Act 1985. The profit of Xstrata plc for the year ended 31 December 2008 is US$836 million (2007 restated: US$1,486 million).

There are no recognised gains and losses attributable to the shareholders of the Company other than the profit of US$836 million for the year ended 31 December 2008 (2007 restated: profit of US$1,486 million).

1. Accounting policies

Basis of preparation
These financial statements have been prepared in accordance with applicable UK accounting standards.

The accounting policies are consistent with the prior year except for the current year adoption of UITF Abstract 44 (IFRIC 11) 'Group and Treasury Share Transactions'. The Company has granted share-based payments to employees of its subsidiaries and as a result of the adoption of the UITF it has allocated the share-based payment expenses to relevant Group companies. Comparative amounts have been restated.

The effect of this change in accounting policy has resulted in an increase in the share-based payment expense in the current year of US$65 million (2007: US$53 million decrease), representing amounts allocated to Group companies. Consequently, Xstrata plc (the Company) has recorded an expense in relation to share-based payments of US$1 million (2007: restated US$13 million).

The Company's accounting policy in respect of share-based payments is discussed in more detail below.

Xstrata plc (the Company) has adopted the following principal accounting policies:

Investments
Equity investments in subsidiaries are carried at cost less any provision for impairments.

Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Loans and receivables are derecognised when the Company no longer has a right to receive cash flows from the asset.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the profit and loss account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost (that would have been measured if there had been no impairment) at the reversal date.

Impairment
The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amounts. Such review is undertaken on income-generating units.

If the carrying value of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing the recoverable amounts of fixed assets, the relevant future cash flows expected to arise from the continuing use of and disposal of the assets have been discounted to their present value using a market-determined discount rate.

Provisions for liabilities
Provisions are recognised when the Company has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Own shares

The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the profit and loss account. Any proceeds received on the disposal of the shares or on the transfer of shares to employees are recognised in equity.

Share-based payments

The Company makes share-based awards, including free shares and options in the Company, to certain employees and directors of the Group. The expense recognised in the financial statements relates only to those share-based awards that are granted by the Company, to its employees and directors. Expenses relating to awards granted to employees and directors of other Group companies are allocated to those companies in accordance with UITF Abstract 44.

Equity-settled awards

For equity-settled awards, the fair value is charged to the profit and loss account and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant by external experts using the models outlined in note 35 of the Group consolidated financial statements.

At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the profit and loss account with a corresponding entry within equity.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market-based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the profit and loss account. The fair value is recalculated using an option pricing model (refer to note 35 of the Group consolidated financial statements).

Refer to the accounting policies and note 35 of the Group consolidated financial statements for a full explanation of the valuation of and accounting for the share-based awards.

Loans from subsidiaries

Loans from subsidiaries are recognised at inception at the fair value of the proceeds received net of issue costs. Subsequently, they are measured at amortised cost using the effective interest method. Finance costs are recognised in the profit and loss account using the effective interest rate method.

Foreign currency transactions

Foreign currency transactions are booked in the functional currency (US$) at the exchange rate ruling on the date of the transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are recorded in the profit and loss account. Foreign currency non-monetary assets and liabilities are not restated at balance sheet date.

Revenue

Interest income is recognised as earned on an accruals basis using the effective interest method.

Dividend income is recognised as earned when the Company's right to receive payment is established.

Income for other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the Company.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures, and have been adjusted for the adoption of UITF Abstract 44 (IFRIC 11) 'Group and Treasury Share Transactions'.

Use of estimates

The preparation of these financial statements is in conformity with generally accepted accounting practice and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. Investments

US$m	Investment in subsidiaries	Loans to subsidiaries	Total
Cost:			
At 1 January 2008	12,035	463	12,498
Additions – existing investments	2,639	–	2,639
Reductions – existing investments	(39)	(8)	(47)
At 31 December 2008	14,635	455	15,090

The subsidiary undertakings of the Company as at 31 December and the percentage holding of ordinary share capital are set out below:

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal subsidiaries			
Xstrata (Schweiz) AG	Switzerland	Holding company	100%
Xstrata Finance (Dubai) LLC	UAE	Finance company	90%
Xstrata Commodities Middle East DMCC	UAE	Marketing company	90%
Xstrata Capital Corporation AVV*	Aruba	Finance company	40%
Xstrata Zinc BV	Holland	Finance Company	75%

* The voting rights are 51%.

The principal country of operation is the country of incorporation, and all subsidiaries are unlisted. Refer to note 36 of the Group consolidated financial statements for a list of significant subsidiaries, associates and joint ventures.

3. Debtors – amounts falling due within one year

US$m	**2008**	Restated 2007
Receivables – subsidiaries	**161**	112
Other debtors	**1**	3
	162	115

4. Creditors – amounts falling due within one year

US$m	**2008**	2007
Loans from subsidiaries	**–**	7
Other creditors	**3**	6
	3	13

5. Creditors – amounts falling due after more than one year

US$m	**2008**	2007
Loans from subsidiaries	**2,020**	–
	2,020	–

6. Dividends paid and proposed

US$m	**2008**	2007
Declared and paid during the year:		
Final dividend for 2007 – 34 cents per ordinary share (2006 – 30 cents per ordinary share)	**327**	290
Interim dividend for 2008 – 18 cents per ordinary share (2007 – 16 cents per ordinary share)	**172**	153
	499	443

Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2008 – nil cents per ordinary share (2007 – 34 cents per ordinary share)	**–**	326

7. Capital

US$m	
Authorised:	
15,109,948,397 ordinary shares of US$0.50 each as at 1 January 2007	7,555
13,609,948,397 ordinary shares of US$0.50 each cancellation	(6,805)
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007 and at 31 December 2008	750
50,000 deferred shares of GBP1.00 each as at 31 December 2007 and at 31 December 2008	–
1 special voting share of US$0.50 as at 31 December 2007 and as at 31 December 2008	–
	750
Issued, called up and fully paid:	
943,150,383 ordinary shares of US$0.50 each as at 1 January 2007	471
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	2
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	12
971,666,920 ordinary shares of US$0.50 each as at 31 December 2007	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
3,620 ordinary shares issued on the exercise of the convertible borrowings to 31 December 2008	–
977,670,540 ordinary shares of US$0.50 each as at 31 December 2008	488
Share premium:	
As at 1 January 2007	9,522
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	183
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	194
As at 31 December 2007	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008	–
As at 31 December 2008	10,308

Issue of ordinary shares
On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share. On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2007, the remainder of the US$600 million convertible bonds issued by Xstrata Capital Corporation AVV were converted at the option of the holders into 24,516,537 ordinary shares in Xstrata plc. As a result of this conversion, 100% of the bond has been now converted. During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc.

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 87 to 88.

8. Capital and reserves

US$m	Share capital	Share premium account	Other reserves	Own shares	Profit and loss account	2008
Capital and reserves						
At 1 January 2008	**485**	**9,899**	**949**	**(126)**	**1,393**	**12,600**
Attributable profit for the year	**–**	**–**	**–**	**–**	**836**	**836**
Issue of share capital	**3**	**409**	**–**	**(412)**	**–**	**–**
Own shares purchased	**–**	**–**	**–**	**(17)**	**–**	**(17)**
Own shares sold	**–**	**–**	**–**	**256**	**(192)**	**64**
Equity-settled share-based payments	**–**	**–**	**–**	**–**	**245**	**245**
Dividends	**–**	**–**	**–**	**–**	**(499)**	**(499)**
At 31 December 2008	**488**	**10,308**	**949**	**(299)**	**1,783**	**13,229**

US$m	Share capital	Share premium account	Other reserves	Own shares	Profit and loss account	2007
Capital and reserves						
At 1 January 2007 – restated	471	9,522	949	(147)	452	11,247
Attributable profit for the year	–	–	–	–	1,486	1,486
Issue of share capital	14	377	–	(185)	–	206
Own shares purchased	–	–	–	(14)	–	(14)
Own shares sold	–	–	–	220	(164)	56
Equity-settled share-based payments	–	–	–	–	62	62
Dividends	–	–	–	–	(443)	(443)
At 31 December 2007 – restated	485	9,899	949	(126)	1,393	12,600

Own shares

Own shares comprise shares of Xstrata plc held in the ESOP.

The shares acquired by the ESOP are either stock market purchases or from share issues from the Company. The ESOP is used to coordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2008, 5,424,986 (2007: 3,846,691) shares, equivalent to 0.5% (2007: 0.4%) of the total issued share capital, were held by the trust with a cost of US$299 million (2007: US$126 million) and market value of US$51 million (2007: US$271 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

9. Other Income and Expenses

The audit fee is US$45,000 (2007 US$42,000) in respect of the Company. Refer to note 10 of the Group consolidated financial statements for further information of Auditors' remuneration.

Refer to the Directors' Remuneration Report on pages 104 to 107 for the remuneration of directors.

10. Guarantees

The Company has provided guarantees to a number of Group companies.

Specifically, the Company has provided:

To Xstrata Capital Corporation AVV in respect of the convertible bonds it has issued:

> unconditional and irrevocable guarantees to the holders of the convertible bond in respect of the payment of all amounts due and payable under the convertible bond. The amount due and payable under the convertible bonds at 31 December 2008 is US$391 million (2007 US$390 million); and

> guarantees to provide, in exchange for 374,900 (2007: 375,000) preference shares of Xstrata Capital Corporation AVV, ordinary share capital in the Company on the conversion of the bonds. The number of shares to be issued under these guarantees at 31 December 2008 totals 13,571,812 (2007: 13,575,432). These shares will be issued to the holder of the bonds in exchange for the preference shares in Xstrata Capital Corporation AVV they receive on conversion of the bonds.

Refer to note 29 of the Group consolidated financial statements for further details.

In November 2006, the Group issued US$2,250 million of capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million 10-year facility at a fixed interest rate of 5.8%, a US$750 million five-year facility at a fixed interest rate of 5.5% and a US$500 million three-year facility that bears interest at a rate based on LIBOR plus 35 basis points. The fixed interest facilities were issued by Xstrata Finance (Canada) Limited and the floating rate facility was issued by Xstrata Finance (Dubai) Limited. The Xstrata Finance (Dubai) Limited issue was guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited. The Xstrata Finance (Canada) Limited issues were guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

The Group assumed a number of senior debentures on the acquisition of Falconbridge Limited (refer to note 28 of the Group consolidated financial statements). Pursuant to the terms of the note indentures as amended by supplemental indentures, the Company has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the senior debentures.

The Group assumed preference shares on the acquisition of Falconbridge Limited (refer to note 28 of the Group consolidated financial statements). Pursuant to the terms of a guarantee indenture, the Company has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the preference shares.

In June 2007, the Group completed the pricing of two EUR500 million note issues by Xstrata Finance (Canada) Limited under its Euro Medium Term Note Programme. These comprised 500,000,000 guaranteed 4.875% notes due 14 June 2012 and 500,000,000 guaranteed 5.250% notes due 13 June 2017. The notes are fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In July 2007, the Group entered into a US$4,680 million revolving Syndicated Loan. Interest is payable on the loans at a rate which is based on LIBOR and the relevant margin, which is 27.5 basis points per annum. US$2,160 million of the loan was entered into by Xstrata Finance (Canada) Limited and is guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. US$2,520 million of the loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. In October 2007, the Group entered into a US$2,000 million 364-day revolving loan facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. This facility was refinanced during 2008.

In November 2007, Xstrata Finance (Canada) Limited completed a US$500 million 30-year bond issue bearing interest at 6.90% per annum. The bond is fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In December 2007, the Group entered into a guaranteed US$1,500 million 364-day revolving loan facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. This facility was refinanced during 2008.

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

On 6 October 2008, the Group entered into US$5,000 million multi-currency revolving syndicated loan facility (Club Facility). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility matures on 30 September 2011. As at 31 December 2008, US$2,452 million was available to be draw under this facility. The loan was entered into by Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Canada Financial Corporation and is guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited, Xstrata Finance (Canada) Limited and Xstrata Canada Financial Corporation. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million.

In May 2008, the Group issued a two-tranche EUR1,350 million guaranteed bond offering, comprising EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008, the Group issued a guaranteed bond offering of GBP500 million 7.375% fixed guaranteed notes due 2020. The notes were issued by Xstrata Canada Financial Corporation and were guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Finance (Canada) Limited.

Shareholder Information

Head Office
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Registered Office
4th floor Panton House
25/27 Haymarket
London SW1Y 4EN
United Kingdom

Registered Number
4345939

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Tel: +44 (0) 870 707 1417
Fax: +44 (0) 870 703 6101
Telephone helpline: +44 (0) 870 707 1417

Shareholder calendar 2009

Financial year-end	31 December
Annual General Meeting	5 May 2009
Half-Yearly Results	4 August 2009

Contacts

Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Enquiries
Claire Divver
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
bmattenberger@xstrata.com
+41 41 726 6071

www.xstrata.com

Cautionary Note Regarding Forward-Looking Statements

The Business Review section of this report, comprising the Business, Strategy, Financial and Operating Reviews, has been prepared in accordance with the Accounting Standards Board Reporting Statement on Operating and Financial Review (January 2006), as applicable best practice guidance for UK companies required to prepare a business review. The Chairman's Statement, CEO's Report and Business Review chapters, in particular the Strategy section, include an analysis of the main trends and factors likely to affect the future development, performance and position of the business. This includes statements that are, or may be deemed to be, 'forward-looking statements'. We may also make written and oral forward-looking statements in:

> our interim reports, our summary financial statements to shareholders, our offering circulars and our prospectuses;

> our press releases and other written materials; and

> oral statements made by our officers, directors or employees to third parties, including to financial analysts.

These forward-looking statements can be identified by the use of forward-looking terminology, including the words: 'believes', 'estimates', 'anticipates', 'expects', 'intends', 'plans', 'goal', 'target', 'aim', 'may', 'will', 'would', 'could' or 'should' or, in each case, their negative or other variations or comparable terminology and include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond our ability to control or predict. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate may differ materially from the impression created by the forward-looking statements contained in this Annual Report. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations, our ability to integrate new businesses and recover our reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the Business Review section of this Annual Report. Even if the results of operations, financial condition, liquidity and dividend policy and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of our results or developments in subsequent periods.

Forward-looking statements speak only as of the date they are made. Other than in accordance with our legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The Directors' Report in this Annual Report has been prepared for the members of the Company and its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its directors, employees, agents and advisers do not accept or assume responsibility for any other purpose or to any other person to whom this Annual Report is shown or into whose access it may come and any such responsibility or liability is expressly disclaimed.


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Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

www.xstrata.com